Exhibit 99.1

CABLEVISION SYSTEMS CORPORATION
1111 STEWART AVENUE
BETHPAGE, NEW YORK 11714

          , 2009

Dear Stockholder:

I am pleased to report that the previously announced spinoff by Cablevision Systems Corporation of its Madison Square Garden subsidiary is expected to become effective on          , 2009. Madison Square Garden, Inc., a Delaware corporation, will become a public company on that date and will own the sports, entertainment and media businesses currently owned and operated by Cablevision’s Madison Square Garden subsidiary. Madison Square Garden, Inc.’s Class A Common Stock will be listed on the [New York Stock Exchange] under the symbol “MSG”.

Holders of record of Cablevision NY Group Class A Common Stock as of the close of business on          , 2009, which will be the record date, will receive one share of Madison Square Garden, Inc. Class A Common Stock for every           shares of Cablevision NY Group Class A Common Stock held. Holders of record of Cablevision NY Group Class B Common Stock as of the close of business on the record date will receive one share of Madison Square Garden, Inc. Class B Common Stock for every           shares of Cablevision NY Group Class B Common Stock held. No action is required on your part to receive your Madison Square Garden, Inc. shares. You will not be required either to pay anything for the new shares or to surrender any shares of Cablevision stock.

No fractional shares of Madison Square Garden, Inc. stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which generally will be taxable to you. In due course you will be provided with information to enable you to compute your tax bases in both the Cablevision and the Madison Square Garden, Inc. stock. Cablevision has applied for a ruling from the Internal Revenue Service and expects to obtain an opinion from Sullivan & Cromwell LLP to the effect that, for U.S. Federal income tax purposes, the distribution of the Madison Square Garden, Inc. stock will be tax-free to Cablevision and to you to the extent that you receive Madison Square Garden, Inc. stock.

The enclosed information statement describes the distribution of shares of Madison Square Garden, Inc. stock and contains important information about Madison Square Garden, Inc., including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Cablevision’s transfer agent, Wells Fargo Shareowner Services at          .

Sincerely,

Charles F. Dolan
Chairman

PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED AUGUST 5, 2009

INFORMATION STATEMENT

MADISON SQUARE GARDEN, INC.

Distribution of
Class A Common Stock
Par Value, $0.01 Per Share

Class B Common Stock
Par Value, $0.01 Per Share

This information statement is being furnished in connection with the distribution by Cablevision Systems Corporation to holders of its common stock of all the outstanding shares of Madison Square Garden, Inc. common stock. Prior to the distribution, we will enter into a series of transactions with Cablevision pursuant to which we will own the sports, entertainment and media businesses currently owned and operated by the Madison Square Garden segment of Cablevision, as described in this information statement.

Shares of our Class A Common Stock will be distributed to holders of Cablevision NY Group Class A Common Stock of record as of the close of business on          , 2009, which will be the record date. Each such holder will receive one share of our Class A Common Stock for every           shares of Cablevision NY Group Class A Common Stock held on the record date. Shares of our Class B Common Stock will be distributed to holders of Cablevision NY Group Class B Common Stock as of the close of business on the record date. Each holder of Cablevision NY Group Class B Common Stock will receive one share of our Class B Common Stock for every          shares of Cablevision NY Group Class B Common Stock held on the record date. The distribution will be effective at 11:59 p.m. on          , 2009. For Cablevision stockholders who own common stock in registered form, in most cases the transfer agent will credit their shares of Madison Square Garden, Inc. common stock to book entry accounts established to hold their Cablevision common stock. Our distribution agent will mail these stockholders a statement reflecting their Madison Square Garden, Inc. common stock ownership shortly after          , 2009. For stockholders who own Cablevision common stock through a broker or other nominee, their shares of Madison Square Garden, Inc. common stock will be credited to their accounts by the broker or other nominee. Stockholders will receive cash in lieu of fractional shares, which generally will be taxable. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Cablevision stockholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or to exchange shares of Cablevision common stock in order to receive our common stock, or to take any other action in connection with the distribution. There is currently no trading market for our common stock. We will apply to list our Class A Common Stock on the [New York Stock Exchange] under the symbol “MSG”. We will not list our Class B Common Stock on any stock exchange.

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 19.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

Stockholders of Cablevision with inquiries related to the distribution should contact Cablevision’s transfer agent, Wells Fargo Shareowner Services at          .

The date of this Information Statement is          , 2009.

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SUMMARY

The following is a summary of some of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information contained elsewhere in this information statement, which should be read in its entirety.

Unless the context otherwise requires, all references to “we”, “us”, “our”, “Madison Square Garden” or the “Company” refer to Madison Square Garden, Inc., together with its direct and indirect subsidiaries. “Madison Square Garden, Inc.” refers to Madison Square Garden, Inc. individually as a separate entity. Where we describe in this information statement our business activities, we do so as if the transfer of the Madison Square Garden business of Cablevision Systems Corporation to Madison Square Garden, Inc. has already occurred.

OUR COMPANY

Madison Square Garden is a fully-integrated sports, entertainment and media business comprised of dynamic and powerful brands. Madison Square Garden’s business grew from the legendary venue widely known as “The World’s Most Famous Arena.” The Company’s three business segments: MSG Sports, MSG Entertainment and MSG Media, are strategically aligned to work together to drive our overall business, which is built on a foundation of iconic venues and compelling content, including live sports and entertainment events, that we create, produce, present and/or distribute through our programming networks and other media assets.

The Company operates in three business segments:

•	MSG Sports. Our sports business consists of owning and operating sports franchises, including the New York Knicks, a founding member of the National Basketball Association (“NBA”) and the New York Rangers, one of the “original six” franchises of the National Hockey League (“NHL”). We also own and operate the New York Liberty of the Women’s National Basketball Association (“WNBA”), one of the league’s founding franchises, and the Hartford Wolf Pack of the American Hockey League (“AHL”), which is the primary player development team for the Rangers and competitive in its own right in the AHL. The Knicks, Rangers and Liberty play their home games at The Madison Square Garden Arena (which we also refer to as “The Garden”). The Company’s sports business also features other sports properties, including the presentation of a wide variety of premier live sporting events including professional boxing, college basketball (The Big East Tournament, Jimmy

V Classic, Post-season NIT Finals and, on occasion, Duke University games), track and field (The Millrose Games) and tennis (The BNP Paribas Showdown for the Billie Jean King Cup, which features the women winners of the previous year’s Grand Slam tennis events).

•	MSG Entertainment. Our entertainment business is one of the country’s leaders in live entertainment. We create, produce and/or present a variety of live productions, including the Radio City Christmas Spectacular, featuring the Radio City Rockettes (the “Rockettes”), which is the #1 live holiday family show in America and is seen by more than two million people annually and the world-renowned Cirque du Soleil’s Wintuk. We also present or host other live entertainment events, such as concerts, including shows by The Police, Eric Clapton, Jimmy Buffett, Bruce Springsteen, Justin Timberlake and Madonna; family shows, such as Dora the Explorer, Thomas the Tank Engine and Sesame Street Live; special events such as the Tony Awards, Fashion Rocks and appearances by the Dalai Lama; and theatrical productions, such as The Wizard of Oz and Annie, in our diverse collection of venues. These venues include The Garden, Radio City Music Hall, The Theater at Madison Square Garden, the Beacon Theatre, The Chicago Theatre and the Wang Theatre. MSG Entertainment increasingly utilizes the strength of its industry relationships and live event expertise, as well as the reach of MSG Media, to create performance, promotion and distribution opportunities for artists and productions that, in turn, provide new programming and promotion for both our entertainment and our media businesses.

•	MSG Media. Our media business is a leader in production and content development for multiple distribution platforms, including content originating from our venues. This business consists of programming networks and interactive offerings, including the MSG Networks (MSG network, MSG Plus, MSG HD and MSG Plus HD) and the Fuse Networks (Fuse and Fuse HD). MSG Networks are home to seven professional sports teams: the New York Knicks, New York Rangers, New York Liberty, New York Islanders, New Jersey Devils, Buffalo Sabres and New York Red Bulls, as well as to our critically acclaimed original and other programming, including MSG Originals, highlighted by the New York Emmy-award winning series The 50 Greatest Moments at MSG, Big 12 and PAC 10 football, and ACC, Big East and PAC 10 basketball. Since Fuse became part of MSG Media in 2008, it has focused on establishing itself as a unique multi-platform music destination, where artists and fans can interact and build relationships. Programming on Fuse focuses on music-related programming, including coverage of premier artists, events and festivals, original content and high profile concerts. Certain Fuse programming centers around its insider access to MSG Entertainment and Madison Square Garden’s venues, which Fuse uses to create music programming while offering a voice and enhanced exposure to artists. Our interactive businesses include a group of highly targeted websites (including msg.com, thegarden.com, radiocity.com, nyknicks.com, newyorkrangers.com and fuse.tv) and wireless, video on demand and digital platforms for all Madison Square Garden properties. MSG Media allows us to leverage the value of the content created, produced and/or presented by MSG Sports and MSG Entertainment.

Our Strengths

•	Owned sports franchises

•	Media assets, including affiliation agreements with distributors and exclusive sports and entertainment programming rights

•	Iconic venues

•	Diverse collection of marquee brands and content, including the Radio City Christmas Spectacular and the Rockettes

•	Powerful presence in the New York tri-state area with established core assets and expertise for strategic expansion

•	Unique ability to provide artists and productions with multiple distribution platforms to develop and promote their businesses

•	Strong industry relationships that create opportunities for new content and brand extensions

•	Deep connection with loyal and passionate fan bases that span a wide demographic mix

•	Strong and seasoned management team

Our Strategy

Madison Square Garden pursues opportunities that capitalize on the combination of our iconic venues, our popular sports franchises, the distribution of our programming networks and our exclusive sports and entertainment content.

The core of MSG Sports’ strategy is to develop teams that consistently compete for championships in their respective leagues. Leveraging the strength of its fan bases and the popularity of its teams, MSG Sports seeks to expand through the creation and/or acquisition of substantial, enduring sports properties and events that can be presented either inside or outside The Garden. Our extensive fan base provides broad access to growth opportunities and new revenue streams.

Building on our iconic venues and the hallmark Radio City Christmas Spectacular and Rockettes brands, MSG Entertainment is focused on enhancing the reach and breadth of our productions and creating a network of venues to deliver high quality live content and increased bookings across all our venues. We are pursuing a strategy of opportunistically acquiring, building or obtaining control of theater venues in additional major markets. Our expansion plans also include the development of new productions and live entertainment events.

MSG Media has a strong foundation of recurring revenue streams supported by our long-term rights for live-event content of our New York Knicks, New York Rangers and New York Liberty franchises, in addition to those of the New York Islanders, New Jersey Devils and Buffalo Sabres, and our affiliation agreements for distribution of our networks. MSG Media’s programming networks serve as strong platforms through which artists, performers and athletes are connected to regional and national audiences, including Fuse, which brings artists and fans together through its music programming and the network’s insider access to MSG Entertainment and our historic venues. Our ability to offer both marquee live performance venues and extensive public exposure through our significant marketing expertise and media platforms attracts world-class artists, performers and athletes to our businesses, and allows us to create with them a relationship built on mutual benefit. We obtain quality sports and entertainment content, while the artists, performers and athletes gain a unique opportunity to develop their brands.

The Company believes that its competitive strength stems from combining opportunities across more than one of our segments and aligning these businesses to provide what no other organization can: sports and entertainment content, derived from games and performances at our iconic venues and distributed through our regional and national programming networks.

We have an expansive view of the power of this integrated approach and believe no other organization can offer athletes, artists, performers, fans and business partners comparable opportunities or experiences. Examples of how we believe we have effectively implemented our strategy are:

•	We have expanded the programming on MSG network to include additional programming originating from or relating to our venues, while continuing to deliver award-winning live sports coverage. MSG network’s focus on becoming “all things Madison Square Garden” serves as a powerful platform for the distribution of our content and supports the Company’s integrated strategic vision, while differentiating our media offerings in a diverse and competitive environment.

•	Our media business continues to seek opportunities to collaborate with our entertainment and sports businesses. For example, in 2009 our media and entertainment businesses forged a multi-faceted relationship with the Dave Matthews Band, through which we booked the Beacon Theatre for a sold-out Dave Matthews Band concert and telecast the concert commercial-free on Fuse. Fuse also aired a week-long series of complementary Dave Matthews Band programming, leading up to the release of the band’s new album. Similarly, in 2008 our media and sports businesses collaborated on the Pete Sampras versus Roger Federer exhibition tennis match, an event that represented the revival of The Garden’s historic affiliation with big-event tennis. The sold-out match, which pitted the #1 ranked Federer against Sampras, who was at that time the recently retired holder of the most Grand Slam titles, originated from The Garden and was promoted as the first live sports programming on the newly re-branded MSG Plus (formerly known as FSN New York).

•	We acquired control of New York’s Beacon Theatre, purchased The Chicago Theatre, and entered into a long-term booking agreement in respect of the Wang Theatre in Boston, extending our geographic footprint and providing new distribution outlets for our live entertainment content. These transactions diversified the collection of venues we offer to artists and productions.

•	Building on their initial collaboration, Wintuk, MSG Entertainment and the world-renowned Cirque du Soleil plan to expand their relationship this year with the debut of a new vaudeville-inspired live entertainment show. The show will first appear later this year at The Chicago Theatre, followed by a run at the Beacon Theatre beginning in February of 2010. This plan illustrates our strategy of developing new live entertainment content that can be utilized through Madison Square Garden’s owned and operated venues.

Our commitment to strengthening our core assets is also exemplified by the planned full-scale renovation of The Garden. The renovation is expected to result in a state-of-the-art facility that enhances the experience of our customers, partners, athletes and entertainers and is designed to attract even more marquee events to the building, while augmenting our revenue streams. Utilizing The Garden’s current footprint, the renovation is designed to ensure The Garden’s continued and lasting prominence as a sports and entertainment venue.

We believe the Company’s unique combination of assets and integrated approach, the depth of our relationships within the sports, media and entertainment industries and strong connection with our diverse and passionate audiences, sets the Company apart in its industry and represents a substantial opportunity for growth.

Company Information

We are a Delaware corporation with our principal executive offices at Two Penn Plaza, New York, NY, 10121. Our telephone number is 212-465-6000. Madison Square Garden, Inc. is a holding company and conducts substantially all of its operations through its subsidiaries.

Madison Square Garden, Inc. was incorporated on July 29, 2009 as an indirect, wholly-owned subsidiary of Cablevision Systems Corporation (“Cablevision”). Prior to the Distribution, it will acquire subsidiaries of Cablevision that own, directly and indirectly, all of the partnership interests in Madison Square Garden, L.P. (“MSG L.P.”), which is the indirect, wholly-owned subsidiary of Cablevision through which Cablevision currently holds the Madison Square Garden business. Cablevision acquired all of the interests in MSG L.P. in a series of transactions beginning in 1995 and completed in 2005.

THE DISTRIBUTION

Please see “The Distribution” for a more detailed description of the matters described below.

Distributing Company	Cablevision Systems Corporation, which is one of the largest cable television operators in the United States. In addition to the business of Madison Square Garden, Cablevision also provides telecommunication services and operates cable programming networks and a newspaper publishing business.

Distributed Company	Madison Square Garden, Inc., which will own and operate the sports, entertainment and media businesses currently owned and operated by Madison Square Garden L.P., a wholly-owned indirect subsidiary of Cablevision, each of which is described in this information statement. Please see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information concerning these businesses.

Distribution Ratio	Each holder of Cablevision NY Group Class A Common Stock will receive a distribution of one share of our Class A Common Stock for every shares of Cablevision NY Group Class A Common Stock held on the record date and each holder of Cablevision NY Group Class B Common Stock will receive a distribution of one share of our Class B Common Stock for every shares of Cablevision NY Group Class B Common Stock held on the record date.

Securities to be Distributed	Based on shares of Cablevision NY Group Class A Common Stock and shares of Cablevision NY Group Class B Common Stock outstanding on , 2009, approximately shares of our Class A Common Stock and shares of our Class B Common Stock will be distributed. We refer to this distribution of securities as the “Distribution.” The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the Distribution. Cablevision stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or exchange shares of Cablevision common stock in order to receive our common stock, or to take any other action in connection with the Distribution.

Fractional Shares	Fractional shares of our common stock will not be distributed. Fractional shares of our Class A Common Stock will be aggregated and sold in the public market by the distribution agent and stockholders will receive a cash payment in lieu of a fractional share. Similarly, fractional shares of our Class B Common Stock will be aggregated, converted to Class A Common Stock, and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to the stockholders who would otherwise have received fractional interests. These proceeds generally will be taxable to those stockholders.

Distribution Agent, Transfer Agent and Registrar for the Shares	Wells Fargo Shareowner Services will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Record Date	The record date is the close of business on , 2009.

Distribution Date	11:59 p.m. on , 2009.

Material Federal Income Tax Consequences of the Distribution	Cablevision has applied for a private letter ruling from the Internal Revenue Service (“IRS”) to the effect that, among other things, the Distribution, and certain related transactions, will qualify for tax-free treatment under the Internal Revenue Code of 1986, as amended (the “Code”). In addition, Cablevision expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the Distribution and certain related transactions will qualify for tax-free treatment under the Code, and that accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Cablevision common stock upon the receipt of shares of our common stock pursuant to the Distribution, except to the extent such holder receives cash in lieu of fractional shares of our common stock.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the ruling is based upon representations by Cablevision that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion discussed above addresses all of the requirements necessary for the Distribution and certain related transactions to obtain tax-free treatment under the Code and is based on, among other things, certain assumptions and representations made by Cablevision and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in such opinion. The opinion will not be binding on the IRS or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

Stock Exchange Listing	There is not currently a public market for our common stock. We will apply for our Class A Common Stock to be listed on the [New York Stock Exchange] under the symbol “MSG”. If the application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in respect of our Class A Common Stock will end and regular-way trading will begin. Our Class B Common Stock will not be listed on a securities exchange.

Relationship between Cablevision and Us after the Distribution	Following the Distribution, we will be a public company and Cablevision will have no continuing stock ownership interest in us. Prior to the Distribution, we and Cablevision will enter into a Distribution Agreement and will enter into several ancillary agreements for the purpose of accomplishing the distribution of our common stock to Cablevision’s common stockholders. These agreements also will govern our relationship with Cablevision subsequent to the Distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to the Distribution. These agreements also will include arrangements with respect to transition services and a number of on-going commercial relationships. The Distribution Agreement will include an agreement that we and Cablevision will agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being transferred to us by Cablevision. We will also be party to other arrangements with Cablevision and its subsidiaries, such as affiliation agreements covering the MSG Networks and Fuse. See “Certain Relationships and Related Party Transactions”.

Following the Distribution, our intercompany advances to a subsidiary of Cablevision (in an aggregate amount of $190 million as of June 30, 2009) will remain outstanding. Prior to the Distribution date, the terms of these advances will be changed to provide for a fixed maturity (which will be less than 12 months following the Distribution date) and for the payment of cash interest at a rate of % per annum.

Following the Distribution there will be an overlap between the senior management of the Company and Cablevision. James L. Dolan will serve as the Executive Chairman of the Company and as the President and Chief Executive Officer and as a director of Cablevision. Hank J. Ratner will serve as the President and Chief Executive Officer of the Company and as Vice Chairman of Cablevision. In addition, immediately following the Distribution, of the members of our Board of Directors will also be directors of Cablevision.

See “Certain Relationships and Related Party Transactions — Relationship Between Cablevision and Us After The Distribution” for a discussion of the policy that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationship with Cablevision.

Control by Dolan Family	Following the Distribution, we will be controlled by Charles F. Dolan, members of his family and certain related family entities. We have been informed that Charles F. Dolan, these family members and the related entities will enter into a stockholders agreement relating, among other things, to the voting of their shares of our Class B Common Stock.

See “Risk Factors — General Risks — We are controlled by the Dolan family.” Immediately following the Distribution, of the members of our Board of Directors will be members of the Dolan family.

Post-Distribution Dividend Policy	We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Risk Factors	Stockholders should carefully consider the matters discussed under “Risk Factors.”

SELECTED FINANCIAL DATA

The operating and balance sheet data included in the following selected financial data for each year in the five-year period ended December 31, 2008 have been derived from the combined annual financial statements of Madison Square Garden, Inc. and certain media, entertainment and sports businesses and assets (which we refer to collectively as the “Company”) that were historically owned and operated as part of Cablevision. The operating and balance sheet data for the six months ended and as of June 30, 2009 and 2008 included in the following selected financial data have been derived from the interim condensed combined financial statements of the Company and, in the opinion of the management of the Company, reflect all adjustments necessary for the fair presentation of such data for the respective interim periods. The financial information does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate publicly traded entity during the periods presented. The results of operations for the six month period ended June 30, 2009 are not necessarily indicative of the results that might be expected for future interim periods or for the full year. The selected financial data presented below should be read in conjunction with the annual and interim financial statements included elsewhere in this information statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Information”.

	Six Months Ended
	June 30,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands)

Operating Data:
Revenues, net	$488,654	$484,582	$1,042,958	$1,002,182	$905,196	$847,552	$810,730
Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	329,328	336,559	724,904	635,108	637,090	543,279	579,129
Selling, general and administrative	139,680	131,062	270,065	243,196	222,962	198,198	170,825
Gain on curtailment of pension plans(1)	—	—	—	(15,873)	—	—	—
Restructuring expense	—	—	—	221	143	367	4,146
Other operating income(2)	—	—	—	—	—	—	(95,840)
Depreciation and amortization	30,496	32,833	66,231	62,223	64,995	68,616	55,257

Operating income (loss)	(10,850)	(15,872)	(18,242)	77,307	(19,994)	37,092	97,213
Other income (expense):
Interest income (expense), net	(668)	2,045	1,919	11,607	6,212	1,582	(1,630)
Miscellaneous	2,000	—	—	(1,000)	(250)	(1)	30

Income (loss) from operations before income taxes and cumulative effect of a change in accounting principle	(9,518)	(13,827)	(16,323)	87,914	(14,032)	38,673	95,613
Income tax benefit (expense)	3,678	4,756	11,387	(45,031)	1,173	(6,900)	(45,444)
Cumulative effect of a change in accounting principle, net of taxes	—	—	—	—	(238)	—	—

Net income (loss)	$(5,840)	$(9,071)	$(4,936)	$42,883	$(13,097)	$31,773	$50,169

Balance Sheet Data:
Advances due from Cablevision(3)	$190,000	$130,000	$190,000	$130,000	$—	$21,000	$—
Total assets	1,950,426	1,883,829	2,000,341	1,969,321	1,891,282	1,933,938	1,922,529
Capital lease obligations	6,848	7,231	7,457	7,774	5,050	5,865	6,625
Combined group equity	1,074,040	1,069,486	1,072,623	1,072,316	999,076	990,811	1,058,574

(1)	Gain on curtailment of pension plans relates to the amendment to freeze all benefits earned through December 31, 2007 and eliminate the ability of participants to earn benefits for future service under a certain Company-sponsored qualified defined benefit pension plan covering certain non-union employees and a Company-sponsored unfunded, non-qualified defined benefit pension plan covering certain employees who participate in the underlying qualified plan.

(2)	Other operating income represents a contractually obligated termination fee received by the Company and the reversal in 2004 of a purchase accounting liability related to the notice received from the New York Mets to terminate their telecast rights agreement with the Company.

(3)	The Company made non-interest bearing advances to a subsidiary of Cablevision. Prior to the Distribution date, the terms of these advances will be changed to provide for a fixed maturity (which will be less than 12 months following the Distribution date) and for the payment of cash interest at a rate of % per annum.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

The following is a brief summary of the terms of the Distribution. Please see “The Distribution” for a more detailed description of the matters described below.

Q:	What is the Distribution?

A:	The Distribution is the method by which Cablevision will separate the business of our Company from Cablevision’s other businesses, creating two separate, publicly-traded companies. In the Distribution, Cablevision will distribute to its shareholders all of the shares of our Class A Common Stock and Class B Common Stock that it owns. Following the Distribution, we will be a separate company from Cablevision, and Cablevision will not retain any ownership interest in us. The number of shares of Cablevision common stock you own will not change as a result of the Distribution.

Q:	What is being distributed in the Distribution?

A:	Approximately million shares of our Class A Common Stock and shares of our Class B Common Stock will be distributed in the Distribution, based upon the number of shares of Cablevision NY Group Class A Common Stock and Cablevision NY Group Class B Common Stock outstanding on the record date. The shares of our Class A Common Stock and Class B Common Stock to be distributed by Cablevision will constitute all of the issued and outstanding shares of our Class A Common Stock and Class B Common Stock immediately after the Distribution. For more information on the shares being distributed in the Distribution, see “Description of Our Capital Stock — Class A Common Stock and Class B Common Stock”.

Q:	What will I receive in the Distribution?

A:	Holders of Cablevision NY Group Class A Common Stock will receive a distribution of one share of our Class A Common Stock for every shares of Cablevision NY Group Class A Common Stock held by them on the record date, and holders of Cablevision NY Group Class B Common Stock will receive a distribution of one share of our Class B Common Stock for every shares of Cablevision NY Group Class B Common Stock held by them on the record date. As a result of the Distribution, your proportionate interest in Cablevision will not change and you will own the same percentage of equity securities and voting power in Madison Square Garden as you previously did in Cablevision. For a more detailed description, see “The Distribution.”

Q:	What is the record date for the Distribution?

A:	Record ownership will be determined as the close of business on , 2009, which we refer to as the record date.

Q:	When will the Distribution occur?

A:	We expect that shares of our Class A Common Stock and Class B Common Stock will be distributed by the Distribution agent, on behalf of Cablevision, as of 11:59 p.m. on , 2009, which we refer to as the Distribution date.

Q:	What will the relationship between Cablevision and us be following the Distribution?

A:	Following the Distribution, we will be a public company and Cablevision will have no continuing stock ownership interest in us. Prior to the Distribution, we and Cablevision will enter into a Distribution Agreement and several other agreements for the purpose of accomplishing the distribution of our common stock to Cablevision’s common stockholders. These agreements also will govern our relationship with Cablevision subsequent to the Distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to the Distribution. These agreements will also include arrangements with respect to transition services and a number of on-going commercial relationships. The Distribution Agreement will include an agreement that we and Cablevision will agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being transferred to us by Cablevision. We will also be party to other arrangements with Cablevision and its subsidiaries, such as affiliation agreements covering the MSG Networks and Fuse. See “Certain

Relationships and Related Party Transactions”. We and Cablevision will both be controlled by Charles F. Dolan, members of his family and certain related family entities.

Following the Distribution, our intercompany advances to a subsidiary of Cablevision (in an aggregate amount of $190 million as of June 30, 2009) will remain outstanding. Prior to the Distribution date, the terms of these advances will be changed to provide for a fixed maturity (which will be less than 12 months following the Distribution date) and for the payment of cash interest at a rate of % per annum.

Following the Distribution, there will be overlap between the senior management of the Company and Cablevision. James L. Dolan will serve as the Executive Chairman of the Company and as the President and Chief Executive Officer and as a director of Cablevision. Hank J. Ratner will serve as the President and Chief Executive Officer of the Company and as Vice Chairman of Cablevision. In addition, immediately following the Distribution, of the members of our Board of Directors will also be directors of Cablevision.

See “Certain Relationships and Related Party Transactions — Certain Relationships Between Cablevision and Us After the Distribution” for a discussion of the policy that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationship with Cablevision.

Q:	What do I have to do to participate in the Distribution?

A:	No action is required on your part. Shareholders of Cablevision on the record date for the Distribution are not required to pay any cash or deliver any other consideration, including any shares of Cablevision common stock, for the shares of our common stock distributable to them in the Distribution.

Q:	If I sell, on or before the Distribution date, shares of Cablevision NY Group Class A Common Stock that I held on the record date, am I still entitled to receive shares of Madison Square Garden Class A Common Stock distributable with respect to the shares of Cablevision NY Group Class A Common Stock I sold?

A:	No. No ex-dividend market will be established for our Class A Common Stock until the first trading day following the Distribution date. Therefore, if you own shares of Cablevision NY Group Class A Common Stock on the record date and thereafter sell those shares on or prior to the Distribution date, you will also be selling the shares of our Class A Common Stock that would have been distributed to you in the Distribution with respect to the shares of Cablevision NY Group Class A Common Stock you sell.

Q:	How will fractional shares be treated in the Distribution?

A:	If you would be entitled to receive a fractional share of our Class A Common Stock in the Distribution, you will instead receive a cash payment. See “The Distribution — Manner of Effecting the Distribution” for an explanation of how the cash payments will be determined.

Q:	How will Cablevision distribute shares of Madison Square Garden common stock to me?

A:	Holders of shares of Cablevision’s NY Group Class A Common Stock or NY Group Class B Common Stock on the record date will receive shares of the same class of our common stock, in book-entry form. See “The Distribution — Manner of Effecting the Distribution” for a more detailed explanation.

Q:	What is the reason for the Distribution?

A:	The potential benefits considered by Cablevision’s board of directors in making the determination to consummate the Distribution included the following:

•	to increase the aggregate value of the stock of Cablevision and the Company above the value that the stock of Cablevision would have had if it had continued to represent an interest in both the businesses of Cablevision and the Company, so that following the Distribution each company can use its stock to pursue and achieve strategic objectives including evaluating and effectuating acquisitions, raising capital and increasing the long-term attractiveness of equity compensation programs in a significantly more efficient and effective manner with significantly less dilution to existing stockholders;

•	to improve Cablevision’s access to debt markets and lower its overall financing costs; and

•	to provide the Company with increased flexibility to fully pursue its business plan including capital expenditures and acquisitions that would be more difficult to consider or effectuate within Cablevision in the absence of the Distribution.

Q:	What are the federal income tax consequences to me of the Distribution?

A:	Cablevision has applied for a ruling from the Internal Revenue Service (“IRS”) and expects to obtain an opinion from Sullivan & Cromwell LLP to the effect that the Distribution will qualify as a tax-free transaction under the Internal Revenue Code of 1986, as amended (the “Code”). See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution, and “Risk Factors — General Risks — The Distribution could result in significant tax liability” and “Risk Factors — General Risks — The tax rules applicable to the Distribution may restrict us from engaging in certain corporate transactions for a period of time after the Distribution.”

Q:	Does Madison Square Garden intend to pay cash dividends?

A:	No. We currently intend to retain future earnings, if any, to finance the expansion of our businesses and ongoing operations. As a result, we do not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends will be made by our board of directors from time to time in accordance with applicable law.

Q:	How will Madison Square Garden common stock trade?

A:	There is not currently a public market for our common stock. We will apply for our Class A Common Stock to be listed on the [New York Stock Exchange] under the symbol “MSG”. It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in respect of our Class A Common Stock will end and regular-way trading will begin. Our Class B Common Stock will not be listed on a securities exchange.

Q:	Will the Distribution affect the trading price of my Cablevision Group NY Class A Common Stock?

A:	Yes. After the distribution of our Class A Common Stock, the trading price of Cablevision Group NY Class A Common Stock may be lower than the trading price of the Cablevision Group NY Class A Common Stock immediately prior to the Distribution. Moreover, until the market has evaluated the operations of Cablevision without the operations of Madison Square Garden, the trading price of Cablevision Group NY Class A Common Stock may fluctuate significantly. Cablevision believes the separation of Madison Square Garden from Cablevision offers its shareholders the greatest long-term value. However, the combined trading prices of Cablevision Group NY Class A Common Stock and Madison Square Garden Class A Common Stock after the Distribution may be lower than the trading price of Cablevision Group NY Class A Common Stock prior to the Distribution. See “Risk Factors” beginning on page 19.

Q:	Do I have appraisal rights?

A:	No. Holders of Cablevision common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Who is the transfer agent for Madison Square Garden common stock?

A:	Wells Fargo Shareowner Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139.

Q:	Where can I get more information?

A:	If you have questions relating to the mechanics of the Distribution of shares of Madison Square Garden common stock, you should contact the distribution agent:

Wells Fargo Shareowner Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139. Telephone:

Before the Distribution, if you have questions relating to the Distribution, you should contact:

After the Distribution, if you have questions relating to Madison Square Garden, you should contact:

THE DISTRIBUTION

General

We will distribute all of the outstanding shares of our Class A Common Stock to the holders of Cablevision NY Group Class A Common Stock and all of the outstanding shares of our Class B Common Stock to the holders of Cablevision NY Group Class B Common Stock. We refer to this distribution of securities as the “Distribution.” In the Distribution, each holder of Cablevision common stock will receive a distribution of one share of our common stock for every           shares of Cablevision common stock held on           , 2009, which will be the record date.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution will be set forth in the Distribution Agreement between us and Cablevision. Under the Distribution Agreement, the Distribution will be effective at 11:59 p.m. on the Distribution date,          , 2009. For most Cablevision stockholders who own Cablevision common stock in registered form on the record date, our transfer agent will credit their shares of our common stock to book entry accounts established to hold these shares. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Cablevision common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

CABLEVISION STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF CABLEVISION COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF CABLEVISION STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND CABLEVISION STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

Fractional shares of our common stock will not be issued to Cablevision stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of Cablevision common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which generally will be taxable to such holder. An explanation of the tax consequences of the Distribution can be found below in the subsection captioned “— Material U.S. Federal Income Tax Consequences of the Distribution.” The distribution agent will, as soon as practicable after the Distribution date, aggregate fractional shares of our Class A Common Stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to Cablevision NY Group Class A stockholders otherwise entitled to fractional interests in our Class A Common Stock. Similarly, fractional shares of our Class B Common Stock will be aggregated, converted to Class A Common Stock, and sold in the public market by the distribution agent. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the Distribution date.

As described under “Executive Compensation — Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards,” in connection with the Distribution, each Cablevision option will become two options: one will be an option to acquire Cablevision NY Group Class A Common Stock and one an option to acquire our Class A Common Stock. Similarly, each right will become a right with respect to Cablevision NY Group Class A Common Stock and a right with respect to our Class A Common Stock. Cablevision’s employees who become our employees in the Distribution will not be treated as having terminated their employment for vesting purposes so long as they remain employed by Cablevision or any of its affiliates. We will be an affiliate of Cablevision following the Distribution. The options and the rights with respect to our Class A Common Stock will be issued under our Employee Stock Plan. The existing exercise price will be allocated between the existing Cablevision options/rights and our new options/rights based upon the respective market prices of the Cablevision NY Group Class A Common Stock and our Class A Common Stock and taking into account the Distribution ratio (i.e., the number of shares of Cablevision common stock in respect of which one share of our common stock will be issued). Other than the split of the Cablevision options and rights and the allocation of the existing exercise price, upon issuance of our new options and rights there will be no additional adjustment to the existing Cablevision options and rights in connection with the Distribution and the terms of each employee’s applicable Cablevision award agreement will continue to govern the Cablevision options and rights; however we will not be regarded as a competitive entity for purposes of any non-compete provisions contained in our employees’ award agreements with Cablevision. The terms of a new award agreement with us will govern the new options and rights issued under our Employee Stock Plan. Recipients of our options and rights will continue to vest in such awards so long as they remain employed by the Company, Cablevision or affiliates of either entity, provided that an employee who moves between the Company or one of its subsidiaries, on the one hand, and Cablevision or one of its subsidiaries, on the other hand, at a time when the two entities are no longer affiliates will not continue to vest in our options and rights and such change will constitute a termination of employment for purposes of the award agreement. Under the new award agreement, our options and rights may be affected upon a change in control or a going private transaction, as set forth in the terms of the award agreement.

In order to be entitled to receive shares of our common stock in the Distribution, Cablevision stockholders must be stockholders of record of Cablevision common stock at the close of business on the record date,          , 2009.

Reasons for the Distribution

Cablevision’s board of directors has determined that separation of our businesses from Cablevision’s other businesses is in the best interests of Cablevision and its stockholders. The potential benefits considered by Cablevision’s board of directors in making the determination to consummate the Distribution included the following:

•	to increase the aggregate value of the stock of Cablevision and the Company above the value that the stock of Cablevision would have had if it had continued to represent an interest in both the businesses of Cablevision and the Company, so that following the Distribution each company can use its stock to pursue and achieve strategic objectives including evaluating and effectuating acquisitions, raising capital and increasing the long-term attractiveness of equity compensation programs in a significantly more efficient and effective manner with significantly less dilution to existing stockholders;

•	to improve Cablevision’s access to debt markets and lower its overall financing costs; and

•	to provide the Company with increased flexibility to fully pursue its business plan including capital expenditures and acquisitions that would be more difficult to consider or effectuate within Cablevision in the absence of the Distribution.

Results of the Distribution

After the Distribution, we will be a public company owning and operating the sports, entertainment and media businesses currently owned and operated by Madison Square Garden, L.P., a wholly-owned indirect subsidiary of Cablevision. Immediately after the Distribution, we expect to have approximately           holders of record of our Class A Common Stock and          holders of record of our Class B Common Stock and approximately          shares of Class A Common Stock and           shares of Class B Common Stock outstanding, based on the number of record stockholders and outstanding shares of Cablevision common stock on           , 2009 and after giving effect to the delivery to stockholders of cash in lieu of fractional shares of our common stock. The actual number of shares to be distributed will be determined on the record date. You can find information regarding options to purchase our common stock that will be outstanding after the Distribution in the section captioned, “Executive Compensation — Treatment of

Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards.” We and Cablevision will both be controlled by Charles F. Dolan, members of his family and certain related family entities.

Prior to the Distribution, we will enter into several agreements with Cablevision (and certain of its subsidiaries and affiliates) in connection with, among other things, employee benefits, tax, transition services and a number of on-going commercial relationships.

The Distribution will not affect the number of outstanding shares of Cablevision common stock or any rights of Cablevision stockholders.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the Distribution to us, Cablevision and Cablevision stockholders. This summary is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as in effect as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. This summary is limited to holders of Cablevision common stock that are U.S. holders, as defined below, that hold their shares of Cablevision common stock as capital assets, within the meaning of section 1221 of the Code. Further, this summary does not discuss all tax considerations that may be relevant to holders of Cablevision common stock in light of their particular circumstances, nor does it address the consequences to holders of Cablevision common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquired such shares of Cablevision common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in public securities, and persons who hold their shares of Cablevision common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This summary does not address any U.S. federal estate, gift or other non-income tax consequences or any applicable state, local, foreign, or other tax consequences. Each stockholder’s individual circumstances may affect the tax consequences of the Distribution.

For purposes of this summary, a “U.S. holder” is a beneficial owner of Cablevision common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Cablevision common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Cablevision common stock should consult its tax advisor regarding the tax consequences of the Distribution.

Cablevision has applied for a private letter ruling from the IRS to the effect that, among other things, the Distribution, and certain related transactions, will qualify for tax-free treatment under the Code. In addition, Cablevision expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the Distribution and certain related transactions will qualify for tax-free treatment under the Code, and that accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Cablevision common stock upon the receipt of shares of our common stock pursuant to the Distribution, except to the extent such holder receives cash in lieu of fractional shares of our common stock.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the ruling is based upon representations by Cablevision that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion discussed above addresses all of the requirements necessary for the Distribution and certain related transactions to obtain tax-free treatment under the Code and is based on, among other things, certain assumptions and representations made by Cablevision and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in such opinion. The opinion will not be binding on the IRS or the courts.

On the basis of the ruling and the opinion we expect to receive, and assuming that Cablevision common stock is a capital asset in the hands of a Cablevision stockholder on the Distribution date:

•	Except for any cash received in lieu of a fractional share of our common stock, a Cablevision stockholder will not recognize any income, gain or loss as a result of the receipt of our common stock in the Distribution.

•	A Cablevision stockholder’s holding period for our common stock received in the Distribution will include the period for which that stockholder’s Cablevision common stock was held.

•	A Cablevision stockholder’s tax basis for our common stock received in the Distribution will be determined by allocating to that common stock, on the basis of the relative fair market values of Cablevision common stock and our common stock at the time of the Distribution, a portion of the stockholder’s basis in his or her Cablevision common stock. A Cablevision stockholder’s basis in his or her Cablevision common stock will be decreased by the portion allocated to our common stock. Within a reasonable period of time after the Distribution, Cablevision will provide its stockholders who receive our common stock pursuant to the Distribution with a worksheet for calculating their tax bases in our common stock and their Cablevision common stock.

•	The receipt of cash in lieu of a fractional share of our common stock generally will be treated as a sale of the fractional share of our common stock, and a Cablevision stockholder will recognize gain or loss equal to the difference between the amount of cash received and the stockholder’s basis in the fractional share of our common stock, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional share of our common stock, as determined above, is more than one year.

•	Neither we, nor Cablevision will recognize a taxable gain or loss as a result of the Distribution.

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Cablevision would recognize taxable gain in an amount equal to the excess of the fair market value of the common stock of our Company over Cablevision’s tax basis therein, i.e., as if it had sold the common stock of our Company in a taxable sale for its fair market value. In addition, the receipt by Cablevision’s stockholders of common stock of our Company would be a taxable distribution, and each U.S. holder that participated in the Distribution would recognize a taxable distribution as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to him or her, which generally would be treated first as a taxable dividend to the extent of Cablevision’s earnings and profits, then as a non-taxable return of capital to the extent of each U.S. holder’s tax basis in his or her Cablevision common stock, and thereafter as capital gain with respect to any remaining value.

Even if the Distribution otherwise qualifies for tax-free treatment under the Code, the Distribution may be disqualified as tax-free to Cablevision and would result in a significant U.S. federal income tax liability to Cablevision (but not to holders of Cablevision common stock) under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in Cablevision or us. For this purpose, any acquisitions of Cablevision’s stock or our stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Cablevision or we may be able to rebut that presumption. The process for determining whether a prohibited acquisition has occurred under the rules described in this paragraph is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Cablevision or we might inadvertently cause or permit a prohibited change in the ownership of Cablevision or us to occur, thereby triggering tax to Cablevision, which could have a material adverse effect. If such an acquisition of our stock or Cablevision’s stock triggers the application of Section 355(e), Cablevision would recognize taxable gain equal to the excess of the fair market value of the common stock of our Company held by it immediately before the Distribution over Cablevision’s tax basis therein, but the Distribution would be tax-free to each Cablevision stockholder. In certain circumstances, under the Tax Disaffiliation Agreement between Cablevision and us, we would be required to indemnify Cablevision against that taxable gain if it were triggered by an acquisition of our stock. Please see “Certain Relationships and Related Party Transactions — Relationship between Cablevision and Us after the Distribution — Tax Disaffiliation Agreement” for a more detailed discussion of the Tax Disaffiliation Agreement between Cablevision and us.

Payments of cash in lieu of a fractional share of any common stock of our Company made in connection with the Distribution may, under certain circumstances, be subject to backup withholding, unless a holder provides proof of an applicable exception or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

U.S. Treasury regulations require certain Cablevision stockholders with significant ownership in Cablevision that receive shares of our stock in the Distribution to attach to their U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show that the Distribution is tax-free under the Code. Within a reasonable period of time after the Distribution, Cablevision will provide its stockholders who receive our common stock pursuant to the Distribution with the information necessary to comply with such requirement.

Cablevision and the Company are in the process of determining whether the Company would be deemed to be a United States real property holding corporation, as defined in section 897(c)(2) of the Code. The results of that determination will be set forth in an amendment to the registration statement of which this information statement forms a part.

EACH CABLEVISION STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Listing and Trading of Our Common Stock

There is not currently a public market for our common stock. We will apply for our Class A Common Stock to be listed on the [New York Stock Exchange] under the symbol “MSG”. Assuming such listing is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in our Class A Common Stock will end and regular-way trading will begin. “When issued trading” refers to trading which occurs before a security is actually issued. These transactions are conditional with settlement to occur if and when the security is actually issued and the [New York Stock Exchange] determines transactions are to be settled. “Regular way trading” refers to normal trading transactions, which are settled by delivery of the securities against payment on the third business day after the transaction.

We cannot assure you as to the price at which our Class A Common Stock will trade before, on or after the Distribution date. Until our Class A Common Stock is fully distributed and an orderly market develops in our Class A Common Stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our Class A Common Stock and Cablevision NY Group Class A Common Stock held by stockholders after the Distribution may be less than, equal to or greater than the trading price of the Cablevision NY Group Class A Common Stock prior to the Distribution. Our Class B Common Stock will not be listed on a securities exchange or publicly traded.

The shares of our common stock distributed to Cablevision stockholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us or shares subject to contractual restrictions. People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. As described under “Shares Eligible for Future Sale — Registration Rights,” we expect that certain persons will have registration rights with respect to our stock.

Reason for Furnishing this Information Statement

This information statement is being furnished by Cablevision solely to provide information to stockholders of Cablevision who will receive shares of our common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We will not update the information in this information statement except in the normal course of our respective public disclosure obligations and practices.

RISK FACTORS

You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our common stock.

Risks Relating to our Sports Business

Our Sports Business Faces Intense and Wide-Ranging Competition.

The success of a sports business, like ours, is dependent upon the performance and/or popularity of its franchises. Our New York Knicks and New York Rangers franchises compete, in varying respects and degrees, with other live sporting events, and with sporting events delivered over television networks, the Internet, radio, online services, and other alternative sources. For example, our sports teams compete for attendance, viewership and advertising with a wide range of alternatives available in New York City. During some or all of the basketball and hockey seasons, our sports teams face competition, in varying respects and degrees, from professional baseball (including the New York Yankees and the New York Mets), professional football (including the New York Giants and the New York Jets) and each other. For fans who prefer the unique experience of NHL hockey, we must compete with two other hockey teams located in the New York area (the New York Islanders and the New Jersey Devils) as well as, in varying respects and degrees, with other NHL hockey teams and the NHL itself. Similarly, for those fans attracted to the equally unique experience of NBA basketball, we must compete, in varying respects and degrees, with another NBA team located in the New York area (the New Jersey Nets) as well as other NBA teams and the NBA itself.

As a result of the large number of options available, we face strong competition for the New York sports fan. We must compete with these other sporting events, in varying respects and degrees, including on the basis of the quality of the teams we field, their success in the leagues in which they compete, our ability to provide an entertaining environment at our games and the prices we charge for tickets. Given the nature of sports, we cannot assure you that we will be able to compete effectively, in particular with large companies that have substantially greater resources than we have, and as a consequence our operating margins and market position could be reduced and the growth of our business inhibited.

Our Basketball and Hockey Decisions, Especially Those Concerning Player Selection and Salaries, Affect Our Financial Performance.

Creating and maintaining our sports teams’ popularity and/or on-court and on-ice competitiveness is key to the success of our sports business. Accordingly, efforts to improve our revenues and income from period to period may be secondary to actions that management believes will generate long-term value. As with other sports teams, the competitive positions of our sports teams depends primarily on our ability to develop, obtain and retain talented players, for which we compete with other professional sports teams. Our efforts in this regard may include, among other things, trading for highly compensated players, signing draft picks, free agents or current players to new contracts, engaging in salary arbitration with existing players or terminating or waiving players. Any of these actions could increase expenses for a particular period, subject to salary cap restrictions contained in the respective leagues’ collective bargaining agreements. There can be no assurance that any actions taken by management to increase our long-term value will be successful.

A significant factor in our ability to attract and retain talented players is player compensation. NBA and NHL player salaries have generally increased significantly through the 1990s and 2000s, and may continue to increase. Although the collective bargaining agreements between, respectively, the NBA and the National Basketball Players Association and the NHL and the National Hockey League Players’ Association cap player salaries at a prescribed percentage of league-wide revenues, such provisions do not apply on a team-by-team basis and, accordingly, we may pay our players a different proportion of our revenues than other NBA or NHL franchises. Future collective bargaining agreements may increase the percentage of league-wide revenues to which NBA or NHL players are entitled, which may further increase our costs. In addition, we may also be obligated to pay the NBA a luxury tax each year, the calculation of which is determined by a formula that takes into account the aggregate salaries paid to our NBA players. Significant increases in players’ salaries or luxury tax payments could have a material adverse effect on our financial condition, results of operations and cash flows if the increases are not offset by adequate increases in revenue.

We have incurred significant charges in each of the last three years for costs associated with transactions relating to players on our sports teams for career-ending injuries and for waivers and terminations of players and other team personnel, including team executives. These transactions can result in significant charges as the Company recognizes the estimated ultimate costs of these events in the period in which they occur, although amounts due to these individuals are generally paid over their remaining contract terms. These expenses add to the volatility of the results of our MSG Sports segment. For example, the expense for these items was approximately $60.2 million, $4.3 million, $16.9 million and $23.5 million in 2006, 2007, 2008 and for the six months ended June 30, 2009, respectively.

The Actions of the Basketball and Hockey Leagues May Have a Material Effect on Our Businesses.

The governing bodies of the NBA (including the WNBA) and the NHL have certain rights under certain circumstances to take actions that they deem to be in the best interests of their respective sports, which may not necessarily be consistent with maximizing our results of operations and which could affect the Knicks or the Rangers in ways that are different than the impact on other teams. Certain of these decisions by the NBA or the NHL could have a material adverse effect on our business, results of operations, financial condition and cash flows. From time to time, we may disagree with or challenge actions the leagues take or the power and authority they assert. The following discussion highlights certain areas in which decisions of the NBA and the NHL could materially affect our businesses.

The NBA and the NHL may assert control over certain matters, under certain circumstances, that may affect our revenues such as the national and international rights to telecast the games of league members, including the Knicks and the Rangers, licensing of the rights to produce and sell merchandise bearing the logos of our teams and the leagues, and the online activities of our teams. Changes to national and international telecast rights could impact the availability of games covered by our local telecast rights. The NBA and NHL have each entered into agreements regarding the national and international telecasts of NBA and NHL games. We receive a share equal to that of other teams in the respective leagues of the income the NHL and the NBA generate from these contracts, which expire from time to time. There can be no assurance that the NHL or the NBA will be able to renew these contracts following their expiration on terms as favorable as those in the current agreements or that we will continue to receive the same level of revenues in the future.

The leagues have asserted control over certain other important decisions, under certain circumstances, such as the length and format of the playing season, including preseason and playoff schedules, the operating territories of the member teams, admission of new members, franchise relocations, labor relations with the players associations, collective bargaining, free agency, and luxury taxes and revenue sharing. Decisions on these matters, some or all of which are also subject to the terms of the relevant collective bargaining agreement, may materially affect our business. In addition, the NBA imposes a luxury tax and escrow system with respect to player salaries as well as a revenue assistance plan, and the NHL has also imposed a revenue sharing system.

The NBA and the NHL have imposed certain restrictions on the ability of owners to undertake some types of transactions in respect of teams, including a change in ownership, a relocation of a team and certain types of financing transactions. In certain instances, these restrictions could impair our ability to proceed with a transaction that is in the best interests of the Company and its stockholders if we were unable to obtain required league approvals in a timely manner or at all.

The leagues impose certain rules that define, under certain circumstances, the territories in which we operate, including the markets in which we telecast games. Changes to these rules could materially adversely affect us.

Each league’s governing body has imposed a number of rules, regulations, guidelines, bulletins, directives, policies and agreements upon its teams. Changes to these provisions may apply to our sports teams and their personnel, regardless of whether we agree or disagree with such changes, have voted against such changes or have challenged them through other means, and it is possible that any such changes could materially adversely affect our business to the extent they are ultimately determined to bind our teams. See “Business — Legal Proceedings” for a discussion of recent litigation between us and the NHL.

The commissioners of each of the NBA and NHL assert significant authority to take certain actions on behalf of their respective leagues under certain circumstances. Decisions by the commissioners of the NBA and the NHL, including on the matters described above, may adversely affect our businesses. The leagues’ governing documents and our agreements with the leagues purport to limit the manner in which we may challenge decisions and actions by a league commissioner or the league itself.

Injuries to Players on Our Sports Teams Could Hinder Our Success.

To the degree that our financial results are dependent on our sports teams’ popularity and/or on-court and on-ice success, the likelihood of achieving such popularity or competitive success may, given the nature of sports, be substantially impacted by serious or untimely injuries to key players. Nearly all of our players, including those with multi-year contracts, have guaranteed contracts, meaning that (subject to the terms of the applicable player contract and collective bargaining agreement) each player may be entitled to receive his salary even if the player dies or is unable to play as a result of injury. These salaries represent significant financial commitments for our sports teams. We are generally insured against having to pay salaries in the event of a player’s death and have obtained disability insurance policies for substantially all of our material player contracts. In the event of injuries sustained resulting in lost services (as defined in the policies), the policies provide for payment to us of the majority of the player’s salary for the remaining term of the contract or until the player can resume play, in each case following a deductible number of missed games. The cost of such insurance has risen substantially, however, and it may not be available in certain circumstances or on terms that are commercially feasible. We may choose not to obtain (or may not be able to obtain) such insurance in some cases, and we may change coverage levels (or be unable to change coverage levels) in the future.

If an injured player is not insured, we may be obligated to pay all of the injured player’s salary. In addition, player disability insurance policies do not cover any NBA luxury tax that we are required to pay as a result of league rules and regulations and may exclude from coverage certain pre-existing conditions. For purposes of determining any NBA luxury tax, salary payable to an injured player is included in team salary, unless and until that player’s salary is removed from the team salary for purposes of calculating NBA luxury tax pursuant to the terms of the collective bargaining agreement. Replacement of an injured player may result in an increase in salary expense for us, subject to any applicable salary cap.

Risks Relating to our Entertainment Business

Our Entertainment Business Faces Intense and Wide-Ranging Competition.

Our entertainment business competes, in certain respects and to varying degrees, with other leisure-time activities such as television, the Internet, radio, online services, motion picture theaters, Broadway shows, home video and other alternative sources of entertainment and information for total entertainment dollars in our marketplace. The success of our entertainment business is largely dependent on the continued success of our Radio City Christmas Spectacular, and, to a lesser extent, the availability of, and our venues’ ability to attract, concerts, family shows and other events, competition for which is intense. For example, our Madison Square Garden complex (comprising The Garden and a theater within the complex currently known as The Theater at Madison Square Garden), Radio City Music Hall and the Beacon Theatre all compete with other entertainment venues in New York and elsewhere, such as the Nassau Coliseum, the Meadowlands Sports Complex, the IZOD Center and the Prudential Center. The Chicago Theatre and the Wang Theatre face similar competition from other venues in Chicago, Boston and elsewhere.

Further, in order to maintain the competitive positions of The Garden and our theaters, we must invest on a continuous basis in state-of-the-art technology while maintaining a competitive pricing structure for events that may be held in our venues, many of which have alternative venue options available to them in New York and other cities. In addition, we invest a substantial amount in our Radio City Christmas Spectacular and in new productions, to continue to attract our audiences. We cannot assure you that such investments will generate revenues that are sufficient to justify our investment or even that exceed our expenses.

Risks Relating to our Media Business

Our Media Business Faces Intense and Wide-Ranging Competition.

Our media business competes, in certain respects and to varying degrees, for viewers and advertisers with other programming networks, pay-per-view, video on demand, and other content offered on cable television and other programming distribution systems. We also compete for viewers and advertisers with other television networks, radio, motion picture theaters, home video, the Internet, mobile media and other sources of information and entertainment and advertising services. Important competitive factors are the prices charged for programming, the quantity, quality (in particular, the on-court and on-ice performance of our sports teams as well as other teams whose rights we control) and the variety of the programming offered and the effectiveness of marketing efforts.

The competitive environment in which our media business operates may be affected by technological developments. It is difficult to predict the future effect of technology on many of the factors affecting our competitive position. For example, data compression technology has made it possible for most programming distributors to increase their channel capacity, which may reduce the competition among programming networks and broadcasters for channel space. On the other hand, the addition of channel space could also increase competition for desired entertainment and sports programming and ultimately, for viewing by subscribers. As more channel space becomes available, the position of our programming networks in the most favorable tiers of these distributors would be an important goal. Additionally, video content delivered directly to viewers over the Internet competes with our programming networks for viewership.

With respect to advertising services, factors affecting the degree and extent of competition include prices, reach, audience demographics and similar factors.

Some of our competitors are large companies that have greater financial resources than us.

The Success of Our Media Business also Depends on Affiliation Fees, and on the Existence of Agreements with a Limited Number of Distributors for Our Programming.

Our media business derives much of its revenues from affiliation fees paid by cable television operators (including cable television systems owned by Cablevision), satellite operators and other operators (which we collectively refer to as “Distributors”) that provide video service and sales of advertising. Increases in affiliation fee revenues result from a combination of changes in rates and changes in subscriber counts, factors that may be largely out of our control.

Our success is also dependent upon the existence of agreements between our programming networks and Distributors. Existing affiliation agreements of our programming networks expire at various dates. Although we have historically been able to secure distribution of our programming networks, we cannot assure you that we will be able to renew these affiliation agreements, or to obtain terms similar to our existing agreements in the event of a renewal. The loss of any of our significant Distributors could severely impact our business and results of operations. In addition, in some cases, if a Distributor is acquired, the affiliation agreement of the acquiring Distributor will govern following the acquisition. In those circumstances, the acquisition of a Distributor that is a party to one or more affiliation agreements with us on terms that are more favorable to us could materially adversely impact our business and results of operations.

We Derive Substantial Revenues From the Sale of Advertising Time.

Our media business is dependent on advertising revenues, which, in turn, depend on a number of factors, many of which are beyond our control, such as the health of the economy in the markets our businesses serve and in the nation as a whole, general economic trends in the advertising industry, the popularity of our programming, the activities of our competitors, including increased competition from other forms of advertising-based media (such as newspapers, cable television, Internet and radio), consumer budgeting and buying patterns, and team performance. A continuing decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities, which could cause our revenues and operating results to decline significantly in any given period. In addition, we cannot assure you that our programming will achieve favorable ratings. Our ratings depend partly upon unpredictable and volatile factors beyond our control, such as viewer preferences, competing programming and the availability of other entertainment activities. A shift in viewer preferences could cause our advertising revenues to decline as a result of changes to the ratings for our programming. Recently, the advertising market has experienced significant weakness. Our advertising revenues declined in 2008 and in the six months ended June 30, 2009, in each case as compared with the comparable period in the prior year, due in part to the economic recession.

Our Rights Agreements with Various Professional Sports Teams have Varying Duration and Renewal Terms.

In addition to carrying the games of the Knicks, Rangers and Liberty, our media business has rights agreements with other professional sports teams that we do not control. We may seek renewal of these contracts and, if we do so, we may be outbid by a competing network for these contracts or the renewal costs could substantially exceed our costs under the current contracts. One or more of these teams may seek to establish their own programming network or join a competitor’s network and, in certain circumstances, we may not have an opportunity to bid for the rights. Moreover, the value of these contracts may also be affected by various league decisions and/or league agreements that we may not be able to control, including a decision to alter the number of games played during a season. The value of these rights can also be affected, or we could lose such rights entirely, if a team is liquidated, undergoes reorganization in bankruptcy or relocates to an area where it is not possible or commercially feasible for us to continue to carry games. Any loss or diminution in the value of rights could impact the extent of the sports coverage offered by us and could adversely affect our affiliation fee and advertising revenues. In addition, our distribution agreements typically include certain remedies in the event our MSG Networks fail to meet a minimum number of professional events, and, accordingly, any loss of rights could adversely affect our business.

Each league’s governing body has imposed a number of rules, regulations, guidelines, bulletins, directives, policies and agreements upon its teams, including the teams we carry on our MSG Networks. Changes to these provisions could materially adversely affect our business.

Our Programming Business is Subject to Direct and Indirect Government Regulation, in Part as a Result of Federal Law and Federal Communications Commission (“FCC”) Regulations Applicable Because of Cablevision’s and Our Common Directors, Officers, and Shareholders.

For FCC purposes, the common directors and five percent or greater shareholders of Cablevision and Madison Square Garden will be deemed to hold attributable interests in each of the companies after the Distribution. As a result, certain regulations applicable to a programming network affiliated with a cable television operator will continue to apply to Madison Square Garden. This affiliation may also limit the activities or strategic business alternatives available to Madison Square Garden, including the ability to own or operate media properties we do not presently own or operate. Other FCC regulations, although imposed on cable television operators and satellite operators, affect programming networks indirectly. See “Business — Regulation — Regulation of our Media Business”. Legislative enactments, court actions, and federal regulatory proceedings could materially affect our programming business by modifying the rates, terms, and conditions under which we offer our programming services to distributors and the public, or otherwise materially affect the range of our activities or strategic business alternatives. We cannot predict the likelihood or results of any such legislative, judicial, or regulatory actions.

General Risks

Our Business has been Adversely Impacted and may, in the Future, be Materially Adversely Impacted by the Economic Downturn.

Our businesses depend upon the ability and willingness of consumers and businesses to purchase tickets (including season tickets) or to license suites at our facilities and to spend on concessions and merchandise, and upon advertising revenues. As a result, the current economic downturn and its negative effects on consumers’ discretionary spending has adversely affected our revenues. The New York City metropolitan area has been particularly adversely affected by the impact of the economic downturn.

Our Business could be Adversely Affected by Terrorist Activity or the Threat of Terrorist Activity and Other Developments that Discourage Congregation at Prominent Places of Public Assembly.

The venues we operate, like all prominent places of public assembly, could be the target of terrorist activities. The success of our businesses is dependent upon the willingness of patrons to attend events at our venues. Terrorist activity at other locations, or even the threat of terrorist activity, could result in reduced attendance at our venues. Similarly, a major epidemic or pandemic, or the threat of such an event, could adversely affect attendance at our events.

Our Businesses are Substantially Dependent on the Popularity and/or Competitive Success of the New York Knicks and the New York Rangers.

Our financial results have historically been dependent on, and are expected to continue to depend in large part on, the New York Knicks and the New York Rangers remaining popular with our fan bases and, in varying degrees, on the teams’ achieving on-court and on-ice success, which can generate fan enthusiasm, resulting in sustained ticket, premium seating, suite, concession and merchandise sales during the regular season, greater shares of total viewership and increased advertising sales. Furthermore, success in the regular season may qualify a team for participation in post-season playoffs, which provides us with additional revenue by increasing the number of games played by our teams and, more importantly, by generating increased excitement and interest in our teams, which can improve attendance and viewership in subsequent seasons. There can be no assurance that any sports teams, including the New York Knicks and the New York Rangers, will compete in post-season play in 2010 or thereafter.

We are Planning an Extensive Renovation of The Garden, the Cost, Timing and Revenue Impact of Which are Uncertain.

We previously announced our intent to pursue a major renovation of The Garden. We continue to review all aspects of this complex project with our consultants in order to improve the renovation plans, mitigate project risks and identify efficiencies in all aspects of costs, planning and project-phasing. We also continue to develop our cost and capital investment estimates to ensure that the planned renovation meets our overall expectations and objectives.

While the pre-construction planning and cost estimates of this renovation are not yet final, we currently expect that the project’s cost will be materially higher than our original estimate of $500 million. We expect that the estimated costs associated with the project will be met from cash on hand, receipt of repayments of advances made to a subsidiary of Cablevision and cash flow from our operations. To the extent that management determines that outside financing is required or desirable, we intend to raise that financing.

In order to most efficiently and effectively complete the renovation, it will be a year-round project. Our goal is to minimize disruption to current operations and to achieve this, The Garden will remain open for the New York Knicks’ and New York Rangers’ seasons while we sequence the construction to ensure that we maximize our construction efforts when we close the arena during summer months. Our current expectation is that the renovated lower bowl will be open for the 2011-12 seasons and that the renovated upper bowl will be open for the 2012-13 seasons.

Although the Company continues to pursue the arena renovation plan, there can be no assurance that a renovation will occur or what the ultimate cost or timing of any renovation activity may be.

We do not Own all of Our Venues.

The lease on Radio City Music Hall expires in 2023. We have the option to renew the lease for an additional ten years by providing two years’ notice prior to the initial expiration date. Similarly, we lease the Beacon Theatre pursuant to a lease that expires in 2026. We have also entered into a booking agreement in respect of the Wang Theatre in Boston. Our booking agreement expires in 2019 and we have the option to renew the agreement at that time for an additional ten years. If we are unable to renew these leases or the booking agreement on economically attractive terms, our business could be adversely affected.

Our Properties are Subject to, and Benefit from, Certain Easements, the Availability of Which may not Continue on Terms Favorable to us or at All.

Our properties are subject to, and benefit from, certain easements. For example, the “breezeway” into the Madison Square Garden complex from Seventh Avenue in New York City is a significant easement that we share with other property owners. Our ability to continue to utilize this and other easements, including for advertising purposes, requires us to comply with a number of conditions. Moreover, certain adjoining property owners have easements over our property, which we are required to maintain so long as those property owners meet certain conditions. It is possible that we will be unable to continue to access or maintain any easements on terms favorable to us, or at all, which could have a significant negative impact on our revenues and results of operations.

We may Require Third-Party Financing to Fund Our Ongoing Operations and Capital Expenditures, Including Our Planned Renovation of The Garden, the Availability of Which is Highly Uncertain.

The capital and credit markets have been experiencing extreme volatility and disruption. The markets have exerted extreme downward pressure on stock prices and upward pressure on the cost of new debt capital and have severely restricted credit availability for most issuers.

Our business has been characterized by significant expenditures for properties and businesses, for renovations and for productions. In particular, our planned renovation of The Garden will require significant cash resources. In the future we may also engage in similar transactions and such transactions may be dependent on our ability to obtain third-party financing. We may also seek third-party financing to fund our on-going operations.

However, you should not assume that we will be able to raise any required additional capital or do so on favorable terms. We may not be able to raise additional capital on favorable terms, or at all, if unsettled conditions in financial markets continue to exist. In addition, as described above, the leagues in which our sports teams compete may have, under certain circumstances, approval rights over certain financing transactions, and in connection with those rights, could affect our ability to use third-party financing. If we are unable to pursue our current and future spending programs, we may be forced to cancel or scale back those programs. Our choice of which spending programs to cancel or reduce may be limited, although we do not currently anticipate that unavailability of third-party financing in any circumstances would materially affect our spending on player salaries in any respect. Failure to successfully pursue our capital expenditure and other spending plans could materially and adversely affect our ability to compete effectively.

We have Substantial Credit Exposure to a Subsidiary of Cablevision

Cablevision actively manages the available cash of its subsidiaries to minimize the overall need for short term borrowings. As a result, subsidiaries of Cablevision that have excess cash will advance some or all of those funds to Cablevision or to other subsidiaries of Cablevision which have funding needs. We have intercompany advances outstanding with a total balance of $190 million as of June 30, 2009 to Rainbow Media Holdings LLC (“RMH”). RMH is an indirect, wholly-owned subsidiary of Cablevision. Our advances to RMH are unsecured, do not bear interest and have not been guaranteed by any person. Prior to the Distribution date, the terms of these advances will be changed to provide for a fixed maturity (which will be less than 12 months following the Distribution date)

and for the payment of cash interest at a rate of     % per annum. Until the advances are repaid to us we are exposed to the credit risk of RMH for a substantial portion of our liquid assets.

Our Business is Subject to Seasonal Fluctuations.

The revenues of our MSG Sports and MSG Entertainment segments tend to be cyclical. For example, because 39% of our MSG Entertainment segment’s revenues and 12% of our combined revenues in 2008, net of intersegment eliminations, were derived from our Radio City Christmas Spectacular, including its touring shows, the revenues of our MSG Entertainment segment are highest in the fourth quarter when these performances primarily occur. As a result, MSG Entertainment earns a disproportionate amount of its revenue and operating income in the fourth quarter of each year. Similarly, because of the nature of the NBA and NHL playing seasons, revenues from our sports teams are concentrated in the first and last quarters of each year. Revenues from our business on a consolidated basis tend to be at their lowest in the second and third quarters.

Our Sales of Beverages Entails Certain Legal, Regulatory and Reputational Risks.

We hold liquor licenses at each of our venues and are subject to licensing requirements with respect to the sale of alcoholic beverages in the jurisdictions in which we serve those beverages. Failure to receive or retain, or the suspension of, liquor licenses or permits could interrupt or terminate our ability to serve alcoholic beverages at the applicable venue and could have a material adverse effect on our results of operations. Additional regulation relating to liquor licenses may limit our activities in the future or significantly increase the cost of compliance, or both.

In the jurisdictions in which our venues are located, we are subject to statutes that generally provide that serving alcohol to a visibly intoxicated or minor patron is a violation of the law. Our liability insurance coverage may not be adequate or available to cover any potential liability. See “Business — Legal Proceedings”.

Our Business Benefits from a New York City Real Estate Tax Exemption, Which could be Changed or Withdrawn.

Many arenas, ballparks and stadia nationally and in New York City have received significant public support, including tax exempt financing, other tax benefits, direct subsidies and other contributions, including for public infrastructure critical to the facilities such as parking lots and transit improvements. Our Madison Square Garden complex benefits from a more limited real estate tax exemption pursuant to an agreement with the City of New York and legislation enacted by the State of New York in 1982. This tax exemption results in annual expense savings of approximately $11.3 million. From time to time there have been calls to repeal or amend the tax exemption. Repeal or amendment would require legislative action by New York State. There can be no assurance that the tax exemption will not be amended in a manner adverse to us or repealed in its entirety, either of which would be financially adverse to us.

Organized Labor Matters could Adversely Impact Our Business and Our Results of Operations.

Our business is dependent upon the efforts of unionized workers. Any labor disputes, such as strikes or lockouts, with the unions with which we deal could materially adversely affect our businesses, including our ability to produce or present concerts, theatrical productions, sporting events and live telecasts.

The NHL players and the NBA players are covered by collective bargaining agreements between the NHL Players’ Association and the NHL and between the National Basketball Players Association and the NBA, respectively. Both the NHL and the NBA have experienced labor difficulties in the past and may have labor issues in the future. Labor difficulties may include players’ strikes or management lockouts. In 1992, the NHL Players’ Association conducted a 10-day strike. A lockout during the 1994-95 NHL season resulted in the regular season being shortened from 84 to 48 games. A lockout beginning in September 2004 resulted in the cancellation of the entire 2004-05 NHL season. The NBA has also experienced labor difficulties, including a lockout during the 1998-99 season, which resulted in the regular season being shortened from 82 to 50 games.

Because There has not been Any Public Market for our Common Stock, the Market Price and Trading Volume of Our Common Stock may be Volatile and You may not be Able to Resell Your Shares at or Above the Initial Market Price of Our Stock Following the Distribution.

Prior to the Distribution, there will have been no trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments for our customers, competitors or suppliers, as well as general economic and industry conditions.

The Combined Post-Distribution Value of Cablevision and Madison Square Garden Shares may not Equal or Exceed the Pre-Distribution Value of Cablevision Shares.

After the Distribution, Cablevision NY Group Class A Shares will continue to be listed and traded on the New York Stock Exchange. Application will be made to list the shares of Madison Square Garden Class A Common Stock on the [New York Stock Exchange] under the symbol “MSG”. We cannot assure you that the combined trading prices of Cablevision NY Group Class A Shares and Madison Square Garden Class A Common Stock after the Distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of Cablevision NY Group Class A Shares prior to the Distribution. Until the market has fully evaluated the business of Cablevision without the business of Madison Square Garden, the price at which Cablevision NY Group Class A Shares trade may fluctuate significantly. Similarly, until the market has fully evaluated the business of Madison Square Garden, the price at which shares of Madison Square Garden Class A Common Stock trade may fluctuate significantly.

The Distribution could Result in Significant Tax Liability.

Cablevision has applied for a private letter ruling from the IRS to the effect that, among other things, the Distribution, and certain related transactions, will qualify for tax-free treatment under the Code. In addition, Cablevision expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the Distribution and certain related transactions will qualify for tax-free treatment under the Code, and that accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Cablevision common stock upon the receipt of shares of our common stock pursuant to the Distribution, except to the extent such holder receives cash in lieu of fractional shares of our common stock.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the ruling is based upon representations by Cablevision that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion discussed above addresses all of the requirements necessary for the Distribution and certain related transactions to obtain tax-free treatment under the Code and is based on, among other things, certain assumptions and representations made by Cablevision and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in such opinion. The opinion will not be binding on the IRS or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Cablevision would be subject to tax as if it had sold the common stock of our Company in a taxable sale for its fair market value. Cablevision’s shareholders would be subject to tax as if they had received a distribution equal to the fair market value of our common stock that was distributed to them, which generally would be treated first as a taxable dividend to the extent of Cablevision’s earnings and profits, then as a non-taxable return of capital to the extent of each shareholder’s tax basis in his or her Cablevision stock, and thereafter as capital gain with respect to the remaining value. It is expected that the amount of any such taxes to Cablevision’s shareholders and Cablevision would be substantial. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

We may have a Significant Indemnity Obligation to Cablevision if the Distribution is Treated as a Taxable Transaction.

We will enter into a Tax Disaffiliation Agreement with Cablevision, which will set out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of IRS and other audits. We expect that pursuant to the Tax Disaffiliation Agreement, we will be required to indemnify Cablevision for losses and taxes of Cablevision resulting from the breach of certain covenants and for certain taxable gain recognized by Cablevision, including as a result of certain acquisitions of our stock or assets. If we are required to indemnify Cablevision under the circumstances set forth in the Tax Disaffiliation Agreement, we may be subject to substantial liabilities, which could materially adversely affect our financial position.

The Tax Rules Applicable to the Distribution may Restrict us from Engaging in Certain Corporate Transactions for a Period of Time After the Distribution.

To preserve the tax-free treatment to Cablevision of the Distribution, under the Tax Disaffiliation Agreement with Cablevision, for the two-year period following the Distribution, we will be subject to restrictions with respect to:

•	entering into any transaction pursuant to which all or a portion of our shares would be acquired, whether by merger or otherwise, unless certain tests are met;

•	issuing equity securities beyond certain thresholds;

•	repurchasing our common shares beyond certain thresholds;

•	ceasing to actively conduct our business; and

•	taking any other action that prevents the Distribution and related transactions from being tax-free.

These restrictions may limit our ability during such period to pursue strategic transactions of a certain magnitude that involve the issuance or acquisition of our stock or engage in new businesses or other transactions that might increase the value of our business. For more information, see the sections entitled “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions — Relationship between Cablevision and Us after the Distribution — Tax Disaffiliation Agreement”.

We do not have an Operating History as a Public Company.

In the past, we relied on Cablevision for various financial, operational and managerial resources in conducting our businesses. Following the Distribution, we will maintain our own credit and banking relationships and perform our own financial and operational functions. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so.

Our Historical Financial Results as a Business Segment of Cablevision and Our Pro Forma Financial Statements may not be Representative of Our Results as a Separate, Stand-Alone Company.

The historical financial information we have included in this information statement has been derived from the consolidated financial statements and accounting records of Cablevision and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone company during the periods presented. Although Cablevision did account for our company as a business segment, we were not operated as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by Cablevision, including general corporate expenses and employee benefits and incentives. These allocations were based on what we and Cablevision considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma financial information set forth under “Unaudited Pro Forma Combined Financial Information” reflects changes that may occur in our funding and operations as a result of the separation. However, there can be no assurances that these adjustments will reflect our costs as a publicly-traded company.

Our Ability to Operate Our Business Effectively may Suffer If We do not, Quickly and Effectively, Establish Our Own Financial, Administrative and Other Support Functions in Order to Operate as a Stand-Alone Company, and We cannot Assure You that the Transition Services Cablevision has Agreed to Provide us will be Sufficient for Our Needs.

Historically, we have relied on financial, administrative and other resources of Cablevision to support the operation of our business. In conjunction with our separation from Cablevision, we will need to expand our financial, administrative and other support systems or contract with third parties to replace certain of Cablevision’s systems. Any failure or significant downtime in our own financial or administrative systems or in Cablevision’s financial or administrative systems during the transition period could impact our results and/or prevent us from performing other administrative services and financial reporting on a timely basis and could materially harm our business, financial condition and results of operations.

We may Incur Material Costs and Expenses as a Result of Our Separation from Cablevision.

We may incur costs and expenses greater than those we currently incur as a result of our separation from Cablevision. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration, legal and human resources related functions. Although Cablevision will continue to provide certain of these services to us under the services agreement, such services are for a limited period of time. We cannot assure you that these costs will not be material to our business.

If, Following the Distribution, We are Unable to Satisfy the Requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Our Internal Control Over Financial Reporting is not Effective, the Reliability of our Financial Statements may be Questioned and our Stock Price may Suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will eventually be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on management’s assessment of those matters. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

We are Controlled by the Dolan Family.

We have two classes of common stock:

•	Class B Common Stock, which is generally entitled to ten votes per share and is entitled collectively to elect 75% of our Board of Directors, and

•	Class A Common Stock, which is entitled to one vote per share and is entitled collectively to elect the remaining 25% of our Board of Directors.

As of the Distribution date, the Dolan family, including trusts for the benefit of members of the Dolan family, will collectively own all of our Class B Common Stock, less than 3% of our outstanding Class A Common Stock and approximately 70% of the total voting power of all our outstanding common stock. Of this amount, Cablevision’s Chairman, Charles F. Dolan, will beneficially own approximately 46% of our outstanding Class B Common Stock, less than 1% of our outstanding Class A Common Stock and approximately 32% of the total voting power of all our outstanding common stock. The members of the Dolan family holding Class B Common Stock will execute prior to the Distribution a voting agreement that has the effect of causing the voting power of the holders of our Class B Common Stock to be cast as a block with respect to all matters to be voted on by holders of Class B Common Stock. The Dolan family is able to prevent a change in control of our company and no person interested in acquiring us will be able to do so without obtaining the consent of the Dolan family.

Charles F. Dolan, members of his family and certain related family entities, by virtue of their stock ownership, have the power to elect all of our directors subject to election by holders of Class B Common Stock and are able collectively to control stockholder decisions on matters on which holders of all classes of our common stock vote together as a single class. These matters could include the amendment of some provisions of our certificate of incorporation and the approval of fundamental corporate transactions.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Class B Common Stock, voting separately as a class, is required to approve:

•	the authorization or issuance of any additional shares of Class B Common Stock, and

•	any amendment, alteration or repeal of any of the provisions of our certificate of incorporation that adversely affects the powers, preferences or rights of the Class B Common Stock.

As a result, Charles F. Dolan, members of his family and certain related family entities also collectively have the power to prevent such issuance or amendment.

Prior to the Distribution, the members of the Dolan family group will enter into an agreement with the Company in which they will agree that during the 12-month period beginning on the Distribution date, the Dolan family group must obtain the prior approval of a majority of the Company’s Independent Directors prior to acquiring common stock of the Company through a tender offer that results in members of the Dolan family group owning more than 50% of the total number of outstanding shares of common stock of the Company. For purposes of this agreement, the term “Independent Directors” means the directors of the Company who have been determined by our Board of Directors to be independent directors for purposes of the [New York Stock Exchange] corporate governance standards.

We have Elected to be a “Controlled Company” for [New York Stock Exchange] Purposes.

We have been informed that prior to the Distribution, Charles F. Dolan, members of his family and certain related family entities will enter into a Stockholders Agreement relating, among other things, to the voting of their shares of our Class B Common Stock. As a result, following the Distribution, we will be a “controlled company” under the corporate governance rules of the [New York Stock Exchange]. As a controlled company, we will have the right to elect not to comply with the corporate governance rules of the [New York Stock Exchange] requiring: (i) a majority of independent directors on our Board; (ii) an independent corporate governance and nominating committee; and (iii) an independent compensation committee. We expect our Board of Directors to elect to be treated as a “controlled company” under the [New

York Stock Exchange] corporate governance rules and to elect not to comply with the [New York Stock Exchange] requirement for a majority independent board of directors and for an independent corporate governance and nominating committee because of our status as a controlled company. We expect our Board of Directors to elect to comply with the requirement for an independent compensation committee.

Future Stock Sales could Adversely Affect the Trading Price of our Class A Common Stock Following the Distribution.

All of the shares of Class A Common Stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 which is summarized under “Shares Eligible for Future Sale.” Further, we plan to file a registration statement to cover the shares issued under our equity-based benefit plans.

As described under “Shares Eligible for Future Sale — Registration Rights Agreements,” certain parties have registration rights covering a portion of our shares. We expect to enter into a registration rights agreement with Charles F. Dolan, certain Dolan family interests and the Dolan Family Foundation that will provide them with “demand” and “piggyback” registration rights with respect to           shares of Class A Common Stock, including shares issuable upon conversion of shares of Class B Common Stock. Sales of a substantial number of shares of Class A Common Stock could adversely affect the market price of the Class A Common Stock and could impair our future ability to raise capital through an offering of our equity securities.

We Share Certain Key Executives and Directors with Cablevision.

Following the Distribution, our Executive Chairman, James L. Dolan, will also continue to serve as the President and Chief Executive Officer of Cablevision and our President and Chief Executive Officer, Hank J. Ratner, will continue to serve as a Vice Chairman of Cablevision. This arrangement is similar to the historical situation whereby Messrs. Dolan and Ratner are serving or have served as senior officers and employees of both companies. As a result, following the Distribution, the two most senior officers of the Company will not be devoting their full time and attention to the Company’s affairs. In addition, immediately following the Distribution,          members of our Board of Directors will also be directors of Cablevision. These officers and directors may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we or Cablevision look at acquisitions and other corporate opportunities that may be suitable for both companies. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between Cablevision and us. In addition, after the Distribution, certain of our directors and officers will continue to own Cablevision stock and options to purchase Cablevision stock, as well as cash performance awards with any payout based on Cablevision’s performance, which they acquired or were granted prior to the Distribution, including Messrs. Dolan and Ratner. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and Cablevision. See “Certain Relationships and Related Party Transactions — Certain Relationships and Conflicts of Interest” for a discussion of certain procedures we will institute to help ameliorate such potential conflicts that may arise.

Our Overlapping Directors and Executive Officers with Cablevision may Result in the Diversion of Corporate Opportunities and other Conflicts to Cablevision and Provisions in our Amended and Restated Certificate of Incorporation may Provide us no Remedy in That Circumstance.

The Company’s amended and restated certificate of incorporation will acknowledge that directors and officers of the Company may also be serving as directors, officers, employees, consultants or agents of Cablevision and its subsidiaries and that the Company may engage in material business transactions with such entities. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that no director or officer of the Company who is also serving as a director, officer, employee, consultant or agent of Cablevision and its subsidiaries will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise exist by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our certificate of incorporation) to Cablevision or any of its subsidiaries instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, assignments and transactions (and amendments, modifications or terminations thereof) between the Company and Cablevision and/or any of its subsidiaries and, to the fullest extent permitted by law, provide that the actions of the overlapping directors or officers in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective shareholders. See “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

BUSINESS

We are a Delaware corporation with our principal executive offices at Two Penn Plaza, New York, NY, 10121. Our telephone number is 212-465-6000. Unless the context otherwise requires, all references to “we”, “us”, “our”, “Madison Square Garden” or the “Company” refer to Madison Square Garden, Inc., together with its direct and indirect subsidiaries. “Madison Square Garden, Inc.” refers to Madison Square Garden, Inc. individually as a separate entity. Madison Square Garden, Inc. is a holding company and conducts substantially all of its operations through its subsidiaries.

Madison Square Garden, Inc. was incorporated on July 29, 2009 as an indirect, wholly-owned subsidiary of Cablevision Systems Corporation (“Cablevision”). Prior to the Distribution, it will acquire subsidiaries of Cablevision that own, directly and indirectly, 100% of the partnership interests in Madison Square Garden, L.P. (“MSG L.P.”), which is the indirect, wholly-owned subsidiary of Cablevision through which Cablevision currently holds the Madison Square Garden business. Where we describe in this information statement our business activities, we do so as if the transfer of the subsidiaries owning the partnership interests in MSG L.P. to Madison Square Garden, Inc. has already occurred. Cablevision acquired all of the interests in Madison Square Garden in a series of transactions beginning in 1995.

General

Madison Square Garden is a fully-integrated sports, entertainment and media business comprised of dynamic and powerful brands. Madison Square Garden’s business grew from the legendary venue widely known as “The World’s Most Famous Arena.” The Company’s three business segments: MSG Sports, MSG Entertainment and MSG Media, are strategically aligned to work together to drive our overall business, which is built on a foundation of iconic venues and compelling content, including live sports and entertainment events, that we create, produce, present and/or distribute through our programming networks and other media assets.

The Company operates in three business segments:

•	MSG Sports. Our sports business consists of owning and operating sports franchises, including the New York Knicks, a founding member of the National Basketball Association (“NBA”) and the New York Rangers, one of the “original six” franchises of the National Hockey League (“NHL”). We also own and operate the New York Liberty of the Women’s National Basketball Association (“WNBA”), one of the league’s founding franchises, and the Hartford Wolf Pack of the American Hockey League (“AHL”), which is the primary player development team for the Rangers and competitive in its own right in the AHL. The

Knicks, Rangers and Liberty play their home games at The Madison Square Garden Arena (which we also refer to as “The Garden”). The Company’s sports business also features other sports properties, including the presentation of a wide variety of premier live sporting events including professional boxing, college basketball (The Big East Tournament, Jimmy V Classic, Post-season NIT Finals and, on occasion, Duke University games), track and field (The Millrose Games) and tennis (The BNP Paribas Showdown for the Billie Jean King Cup, which features the women winners of the previous year’s Grand Slam tennis events).

•	MSG Entertainment. Our entertainment business is one of the country’s leaders in live entertainment. We create, produce and/or present a variety of live productions, including the Radio City Christmas Spectacular, featuring the Radio City Rockettes (the “Rockettes”), which is the #1 live holiday family show in America and is seen by more than two million people annually, and the world-renowned Cirque du Soleil’s Wintuk. We also present or host other live entertainment events, such as concerts, including shows by The Police, Eric Clapton, Jimmy Buffett, Bruce Springsteen, Justin Timberlake and Madonna; family shows, such as Dora the Explorer, Thomas the Tank Engine and Sesame Street Live; special events such as the Tony Awards, Fashion Rocks and appearances by the Dalai Lama; and theatrical productions, such as The Wizard of Oz and Annie, in our diverse collection of venues. These venues include The Garden, Radio City Music Hall, The Theater at Madison Square Garden, the Beacon Theatre, The Chicago Theatre and the Wang Theatre. MSG Entertainment increasingly utilizes the strength of its industry relationships and live event expertise, as well as the reach of MSG Media, to create performance, promotion and distribution opportunities for artists and productions that, in turn, provide new programming and promotion for both our entertainment and our media businesses.

•	MSG Media. Our media business is a leader in production and content development for multiple distribution platforms, including content originating from our venues. This business consists of programming networks and interactive offerings, including the MSG Networks (MSG network, MSG Plus, MSG HD and MSG Plus HD) and the Fuse Networks (Fuse and Fuse HD). MSG Networks are home to seven professional sports teams: the New York Knicks, New York Rangers, New York Liberty, New York Islanders, New Jersey Devils, Buffalo Sabres and New York Red Bulls, as well as to our critically acclaimed original and other programming, including MSG Originals, highlighted by the New York Emmy-award winning series The 50 Greatest Moments at MSG, Big 12 and PAC 10 football, and ACC, Big East and PAC 10 basketball. Since Fuse became part of MSG Media in 2008, it has focused on establishing itself as a unique multi-platform music destination, where artists and fans can interact and build relationships. Programming on Fuse focuses on music-related programming, including coverage of premier artists, events and festivals, original content and high profile concerts. Certain Fuse programming centers around its insider access to MSG Entertainment and Madison Square Garden’s venues, which Fuse uses to create music programming, while offering a voice and enhanced exposure to artists. Our interactive businesses include a group of highly targeted websites (including msg.com, thegarden.com, radiocity.com, nyknicks.com, newyorkrangers.com and fuse.tv) and wireless, video on demand and digital platforms for all Madison Square Garden properties. MSG Media allows us to leverage the value of the content created, produced and/or presented by MSG Sports and MSG Entertainment.

Our Strengths

•	Owned sports franchises

•	Media assets, including affiliation agreements with distributors and exclusive sports and entertainment programming rights

•	Iconic venues

•	Diverse collection of marquee brands and content, including the Radio City Christmas Spectacular and the Rockettes

•	Powerful presence in the New York tri-state area with established core assets and expertise for strategic expansion

•	Unique ability to provide artists and productions with multiple distribution platforms to develop and promote their businesses

•	Strong industry relationships that create opportunities for new content and brand extensions

•	Deep connection with loyal and passionate fan bases that span a wide demographic mix

•	Strong and seasoned management team

Our Strategy

Madison Square Garden pursues opportunities that capitalize on the combination of our iconic venues, our popular sports franchises, the distribution of our programming networks and our exclusive sports and entertainment content.

The core of MSG Sports’ strategy is to develop teams that consistently compete for championships in their respective leagues. Leveraging the strength of its fan bases and the popularity of its teams, MSG Sports seeks to expand through the creation and/or acquisition of substantial, enduring sports properties and events that can be presented either inside or outside The Garden. Our extensive fan base provides broad access to growth opportunities and new revenue streams.

Building on our iconic venues and the hallmark Radio City Christmas Spectacular and Rockettes brands, MSG Entertainment is focused on enhancing the reach and breadth of our productions and creating a network of venues to deliver high quality live content to those venues and increased bookings across all our venues. We are pursuing a strategy of opportunistically acquiring, building or obtaining control of theater venues in additional major markets. Our expansion plans also include the development of new productions and live entertainment events.

MSG Media has a strong foundation of recurring revenue streams supported by our long-term rights for live-event content of our New York Knicks, New York Rangers and New York Liberty franchises, in addition to those of the New York Islanders, New Jersey Devils and Buffalo Sabres, and our affiliation agreements for distribution of our networks. MSG Media’s programming networks serve as strong platforms through which artists, performers and athletes are connected to regional and national audiences, including Fuse, which brings artists and fans together through its music programming and the network’s insider access to MSG Entertainment and our historic venues. Our ability to offer both marquee live performance venues and extensive public exposure through our significant marketing expertise and media platforms attracts world-class artists, performers and athletes to our businesses, and allows us to create with them a relationship built on mutual benefit. We obtain quality sports and entertainment content, while the artists, performers and athletes gain a unique opportunity to develop their brands.

The Company believes that its competitive strength stems from combining opportunities across more than one of our segments and aligning these businesses to provide what no other organization can: sports and entertainment content, derived from games and performances at our iconic venues and distributed through our regional and national programming networks.

We have an expansive view of the power of this integrated approach and believe no other organization can offer athletes, artists, performers, fans and business partners comparable opportunities or experiences. Examples of how we believe we have effectively implemented our strategy are:

•	We have expanded the programming on MSG network to include additional programming originating from or relating to our venues, while continuing to deliver award-winning live sports coverage. MSG network’s focus on becoming “all things Madison Square Garden” serves as a powerful platform for the distribution of our content and supports the Company’s integrated strategic vision, while differentiating our media offerings in a diverse and competitive environment.

•	Our media business continues to seek opportunities to collaborate with our entertainment and sports businesses. For example, in 2009 our media and entertainment businesses forged a multi-faceted relationship with the Dave Matthews Band, through which we booked the Beacon Theatre for a sold-out Dave Matthews Band concert and telecast the concert commercial-free on Fuse. Fuse also aired a week-long series of complementary Dave Matthews Band programming, leading up to the release of the band’s new album. Similarly, in 2008 our media and sports businesses collaborated on the Pete Sampras versus Roger Federer exhibition tennis match, an event that represented the revival of The Garden’s historic affiliation with big-event tennis. The sold-out match, which pitted the #1 ranked Federer against Sampras, who was at that time the recently retired holder of the most Grand Slam titles, originated from The Garden and was promoted as the first live sports programming on the newly re-branded MSG Plus (formerly known as FSN New York).

•	We acquired control of New York’s Beacon Theatre, purchased The Chicago Theatre, and entered into a long-term booking agreement in respect of the Wang Theatre in Boston, extending our geographic footprint and providing new distribution outlets for our live entertainment content. These transactions diversified the collection of venues we offer to artists and productions.

•	Building on their initial collaboration, Wintuk, MSG Entertainment and the world-renowned Cirque du Soleil plan to expand their relationship this year with the debut of a new vaudeville-inspired live entertainment show. The show will first appear later this year at The Chicago Theatre, followed by a run at the Beacon Theatre beginning in February of 2010. This plan illustrates our strategy of developing new live entertainment content that can be utilized through Madison Square Garden’s owned and operated venues.

Our commitment to strengthening our core assets is also exemplified by the planned full-scale renovation of The Garden. The renovation is expected to result in a state-of-the-art facility that enhances the experience of our customers, partners, athletes and entertainers and is designed to attract even more marquee events to the building, while augmenting our revenue streams. Utilizing The Garden’s current footprint, the renovation is designed to ensure The Garden’s continued and lasting prominence as a sports and entertainment venue.

We believe the Company’s unique combination of assets and integrated approach, the depth of our relationships within the sports, media and entertainment industries and strong connection with our diverse and passionate audiences, sets the Company apart in the industry and represents a substantial opportunity for growth.

Garden of Dreams Foundation

Madison Square Garden also has a close association with The Garden of Dreams Foundation, a non-profit charity. This foundation is dedicated to making dreams come true for children in crisis. Working with 21 organizations in New York, New Jersey and Connecticut, including hospitals, wish organizations, homeless shelters, foster care organizations and community-based organizations, The Garden of Dreams Foundation utilizes the power and magic of Madison Square Garden and its properties to bring joy and happiness to children facing devastating problems. Garden of Dreams events and activities include full Knicks, Rangers and Liberty team events, special celebrations and event attendance at The Garden, Radio City Music Hall and the Beacon Theatre, visits by Madison Square Garden and Fuse celebrities, the MSG Entertainment Talent Show, where children perform on the Great Stage at Radio City Music Hall, a ‘Dream Week’ summer camp, toy and coat drives, and the ’Make A Dream Come True Program,’ where children enjoy unforgettable experiences with celebrities and at events.

We believe the depth of Madison Square Garden’s relationship with Garden of Dreams, which is actively integrated with each of our business segments, reflects our commitment to positively impact our community. Since its inception in 2006, the Foundation and Madison Square Garden have created once-in-a-lifetime experiences for more than 100,000 tri-state area children in crisis.

MSG Sports

Our MSG Sports business consists of owning and operating sports franchises, including the New York Knicks, a founding member of the NBA, and the New York Rangers, one of the “original six” members of the NHL. We also own and operate the New York Liberty of the WNBA, one of the league’s founding franchises, and the Hartford Wolf Pack of the AHL, the primary player development team for the Rangers, which is competitive in its own right in the AHL. The Company’s sports business also features other sports properties, including the presentation of a wide variety of premier live sporting events including professional boxing, college basketball (The Big East Tournament, Jimmy V Classic, Post-season NIT Finals and, on occasion, Duke University games), track and field (The Millrose Games) and tennis (The BNP Paribas Showdown for the Billie Jean King Cup, which features the women winners of the previous year’s Grand Slam tennis events).

Our MSG Sports and MSG Media businesses naturally complement each other — with MSG Sports providing valuable content and MSG Media serving as a vital distribution system and promotional platform. MSG Media, through MSG Networks, telecasts the games of our Knicks, Rangers and Liberty teams, and we are continually exploring opportunities to enhance the relationship between MSG Sports and MSG Media through new events, both at our venues and elsewhere. For example, we utilized the 2008 sold-out Pete Sampras versus Roger Federer tennis match at The Garden as the first live sporting event on our newly rebranded MSG Plus network, taking advantage of the significant interest in the match to enhance viewership. In 2008, we broadened our boxing programming on MSG network by telecasting a middleweight bout from the Beacon Theatre featuring John Duddy.

Our Sports Franchises

The New York Knicks and the New York Rangers are two of the most recognized franchises in professional sports, with storied histories and passionate, multi-generational fan bases. These teams are major occupants of The Garden, with a total of 82 regular season home games, often at or near capacity attendance. In addition, the New York Liberty play 17 regular season home games at The Garden each year. The number of home games increases if our teams qualify for the playoffs.

In addition to being valuable stand-alone businesses, the Knicks and Rangers provide core content for our MSG Media segment, with approximately 150 regular season games telecast on MSG Networks, and generate significant audience demand for wrap-around and themed programming. As part of team and league marketing and telecast efforts, our sports teams provide regional and national visibility for the Company.

New York Knicks

As an original franchise of the NBA, the New York Knicks have a rich history that includes two NBA Championships, eight conference titles and some of the greatest athletes to ever play the game. Under the leadership of Donnie Walsh and head coach Mike D’Antoni, the New York Knicks are focused on being competitive as they rebuild the team with the goal of becoming an elite member of the NBA. The Knicks’ current strategy centers on managing its rostered salary to be below the salary cap so that it can be active in the 2010 free agent market, while continuing to play an exciting, energetic and entertaining style of basketball. The Knicks enjoy the fierce allegiance of generations of passionate and knowledgeable fans. The Knicks ranked second in the NBA for ticket sales for the 2008-09 season, while experiencing an estimated 20% increase in regular season television ratings over the previous season.

New York Rangers

The New York Rangers hockey club is one of the “original six” franchises of the NHL. Winners of four Stanley Cup Championships, the Rangers have won 10 conference titles over their history. More recently, the team is one of only two Eastern Conference clubs to have made the playoffs in each of the last four seasons. The Rangers have a dynamic new style of play since hall of fame general manager Glen Sather hired head coach John Tortorella in February 2009. Tortorella is the winningest American coach in NHL history. The Rangers are known to have one of the most passionate, loyal and active fanbases in all of sports.

New York Liberty

The New York Liberty were established on October 30, 1996, when New York was selected as one of eight charter members of the WNBA. The Liberty have won four conference championships and appeared in the post-season playoffs nine times. The Liberty have a well-known tradition of on-court competitiveness supported by an enthusiastic and loyal fan base.

Hartford Wolf Pack

The Company owns the Hartford Wolf Pack, a minor-league team, as a player development team for the Rangers, which is also competitive in its own right in the AHL. The Rangers send draft picks and other players to the Wolf Pack for skill development and injury rehabilitation, and can call up players as needed for the Rangers’ roster to enhance the team’s competitiveness. The Wolf Pack has reached the AHL playoffs every year of its existence, a streak that has run for twelve straight seasons.

The Role of the Leagues in Our Operations

As franchises in professional sports leagues, our teams are members of the leagues and, as such, may be subject to certain limitations, under certain circumstances, on the control and management of their affairs. The respective league constitutions, under which each league is operated, together with the collective bargaining agreements each league has signed with its players’ association, contain numerous provisions that, as a practical matter in certain circumstances, could impact our ability to operate our businesses. In addition, under the respective league constitutions, the commissioner of each league, either acting alone or with the consent of a majority (or, in some cases, a supermajority) of the other teams in the league, may be empowered in certain circumstances to take certain actions felt to be in the best interests of the league, whether or not such actions would benefit our teams and whether or not we consent or object to those actions.

While the precise rights and obligations of member teams vary from league to league, the leagues may have varying degrees of control exercisable under certain circumstances over the length and format of the playing season, including pre-season and playoff schedules; the operating territories of the member teams; national and international media and other licensing rights; admission of new members and changes in ownership; franchise relocations; indebtedness affecting the franchise; and labor relations with the players’ associations, including collective bargaining, free agency, and rules applicable to player transactions, luxury taxes and revenue sharing. See “Management Discussion and Analysis of Financial Condition and Results of Operations — MSG Sports.” From time to time, we may disagree with or challenge actions the leagues take or the power and authority they assert, although the leagues’ governing documents and our agreements with the leagues purport to limit the manner in which we may challenge decisions and actions by a league commissioner or the league itself. See “Business — Legal Proceedings” for a discussion of recent litigation between us and the NHL.

Other Sports Properties

The Company’s sports business also features the presentation of a wide variety of premier live sporting events outside of Knicks, Rangers and Liberty games, including professional boxing, college basketball, track and field and tennis. MSG Sports also presents events such as WWE wrestling and the NBA and NFL drafts. Our sports business includes events that have been among the most popular in our history, as well as perennial highlights on our annual calendar, and also features some of Madison Square Garden’s longest-running associations. We continue to focus on growing this business through an increase in the diversity and number of events and through brand extensions, both at our venues and elsewhere, as we believe it presents growth opportunities for both our MSG Sports and MSG Media segments.

Professional boxing, beginning with John L. Sullivan in 1882, has had a long association with The Garden. This includes hosting Muhammad Ali’s and Joe Frazier’s 1971 “The Fight of the Century,” which is considered among the greatest sporting events in modern history, as well as bouts featuring dozens of other boxing greats. These have included Miguel Cotto, Roberto Duran, George Foreman, Rocky Graziano, Emile Griffith, Bernard Hopkins, Oscar de la Hoya, Jake LaMotta, Sugar Ray Leonard, Lennox Lewis, Joe Louis,

Rocky Marciano, Floyd Patterson, Sugar Ray Robinson, Felix Trinidad, Roy Jones, Jr., Mike Tyson, and Evander Holyfield. Additionally, The Golden Gloves amateur boxing tournament has called The Garden home since 1928.

College basketball has been a mainstay at The Garden for decades, with the sport’s longest running holiday tournament, the Holiday Festival, first tipping off over 50 years ago. In addition to St. John’s University calling The Garden its home away from home, the popular Big East Tournament celebrated its 27th anniversary at The Garden in 2009. Popular college basketball events also include visits from Duke University’s Blue Devils and the annual Jimmy V Classic and post-season NIT Finals. The Garden has hosted the Millrose Games, with their world famous Wanamaker Mile, since 1914. Additionally, the BNP Paribas Showdown for the Billie Jean King Cup, a premier tennis event featuring the women winners of the previous year’s Grand Slam events, debuted in 2009 and is scheduled to take place annually through 2013.

MSG Entertainment

Our entertainment business, MSG Entertainment, continues to solidify its position as one of the country’s leaders in live entertainment. It is responsible for the creation, production and/or presentation of a variety of live productions, including The Radio City Christmas Spectacular, featuring the Rockettes, which is the #1 live holiday family show in America and seen by more than two million people annually, and the world-renowned Cirque du Soleil’s Wintuk. MSG Entertainment also presents or hosts other live entertainment events such as concerts, including shows by The Police, Eric Clapton, Jimmy Buffett, Bruce Springsteen, Justin Timberlake, Pearl Jam, Chris Rock, Madonna and the Jonas Brothers; family shows, such as Dora the Explorer, Thomas the Tank Engine and Sesame Street Live; special events such as the premiere of Sex and the City: The Movie, Fashion Rocks and the Tony Awards; and theatrical productions, such as The Wizard of Oz and Annie. MSG Entertainment focuses on consistently delivering unforgettable live entertainment experiences in exceptional settings, creating demand for an association with our brands by artists and demand for our productions by the public. From a starting point of world-class expertise in live entertainment, including the historic traditions of the “World’s Most Famous Arena” and Radio City Music Hall, as well as our other venues (including The Theater at Madison Square Garden, the Beacon Theatre, The Chicago Theatre and the Wang Theatre), MSG Entertainment has a proven ability to utilize the strength of its industry relationships and live event expertise to create performance, promotion and distribution opportunities for artists and productions.

MSG Entertainment’s unique combination of relationships and expertise is important not only for MSG Entertainment’s current and future business, but also to our MSG Media segment, which increasingly benefits from opportunities for quality new programming and relationships. For example, our recent, multi-faceted relationship with the Dave Matthews Band resulted in a sold-out show at the Beacon Theatre and exclusive content on Fuse, demonstrating our ability to help artists move beyond their core fan base to attract more diversified interest from fans, venues and other sources. MSG Entertainment’s industry relationships also helped Fuse secure agreements to become the television home of the Rock & Roll Hall of Fame induction ceremonies, Bonnaroo Festival and Lollapalooza.

Our Productions

Radio City Christmas Spectacular

One of MSG Entertainment’s core properties, the Radio City Christmas Spectacular has been performed at Radio City Music Hall for more than 75 years and is a holiday celebration for more than two million people nationwide each year. Featuring the world-famous Radio City Rockettes, the critically-acclaimed Radio City Christmas Spectacular features show-stopping performances, festive holiday scenes and state-of-the-art special effects, including utilizing one of the world’s largest high definition LED screens.

In 2007, in celebration of the show’s 75th anniversary and as part of our strategic commitment to invest in our core assets, we significantly enhanced the Radio City Christmas Spectacular. The enhanced show balances cutting-edge new Rockettes numbers with more nostalgic fan favorites, including “The Living Nativity” and “Parade of the Wooden Soldiers,” both of which have been performed in the show since its inception in 1933. Also as part of the 75th anniversary celebration and speaking to the show’s national appeal,

NBC aired and Madison Square Garden produced a one-hour special of the Radio City Christmas Spectacular, anchored from Radio City Music Hall by Meredith Vieira and Matt Lauer. Additionally, as part of its MSG Originals series, and in another instance of collaboration among our segments, our MSG network created a documentary on the history of Radio City Music Hall and the 75th Anniversary of the Radio City Christmas Spectacular. The documentary, which first aired in 2007, utilized historic footage, interviews with historians, Rockettes and production representatives to showcase the remarkable history of the “Showplace of the Nation,” while also increasing awareness and interest in the Radio City Christmas Spectacular.

We continue to invest in strengthening and broadening our Rockette brand, targeting the most prominent and effective vehicles that elevate their visibility and underscore their reputation as beloved American cultural icons. The Rockettes have appeared or performed at high profile events, such as Super Bowl halftime shows, Presidential Inaugurations and the annual Macy’s Thanksgiving Day Parade, among many others, and pursue carefully considered branded products, such as table-top books, exercise DVDs and Rockette dolls.

Based on the success of the Radio City Christmas Spectacular, in 1994 we expanded the Radio City Christmas Spectacular franchise outside of the New York area, with a specially designed theater-sized version of the show. Since that time, the Radio City Christmas Spectacular has been performed in many cities across North America, including Boston, Los Angeles, Atlanta, Toronto, St. Louis, Chicago, Detroit, Ft. Lauderdale, Denver, Cleveland, Columbus, Dallas, Seattle, Nashville and Phoenix. The current theatrical touring version of the show consists of three productions: a recurring production at the Grand Ole Opry House in Nashville, as well as two other productions that each perform in two cities for up to four weeks during the holiday season.

In 2008, we further extended the Radio City Christmas Spectacular brand with the debut of the Radio City Christmas Spectacular arena tour. This full-scale arena touring production of the show emulates the size and grandeur of the Radio City Christmas Spectacular experience at Radio City Music Hall and, as such, the production required significant investment to recreate the scope and energy of that experience. The show played arenas in 18 cities across the United States, from Minneapolis to Houston, including Austin, Cincinnati, Baltimore, Oklahoma City and Little Rock. This arena production took the show beyond its traditional theater environment, extending our presence into new markets, while attracting a greater audience. Although playing to critical acclaim during its inaugural year, the performance of the show did not meet our financial expectations due, in part, to the severe economic climate at the end of 2008. Currently, the show is being re-designed to be more cost efficient and to be able to tour more cities so that it can achieve its goal of contributing to our profitability. In 2009, the arena tour is expected to play arenas in 31 cities, including Ft. Lauderdale, Toronto, Philadelphia, Columbus, Baltimore, Washington D.C., Memphis, Montreal, Birmingham, Charlotte and Orlando.

Since its inception, the Radio City Christmas Spectacular has played to more than 67 million people in 43 different cities. We acquired the rights to the Radio City Christmas Spectacular in 1997, and those rights are separate from, and do not depend on the continuation of, our lease on Radio City Music Hall. We also hold rights to the Rockettes in the same manner.

Wintuk and Other Cirque du Soleil Productions

In 2007, to realize our vision of creating, developing or acquiring unique and compelling new content for our venues, we entered into an agreement with the world-renowned Cirque du Soleil. This relationship led to the creation of Wintuk, the story of a boy’s quest for snow, which was built specifically for The Theater at Madison Square Garden and represents the first Cirque du Soleil family-themed show. Currently scheduled to run at least through the 2010 holiday season, Wintuk weaves together thrilling acrobatics, theatrical effects and memorable songs.

We plan to build on the strength of our current relationship with Cirque du Soleil and our shared commitment to create compelling new live events in exceptional settings. For example, we recently have expanded our relationship to include another new stage theatrical production, based on a Vaudeville theme. We expect to present this production in The Chicago Theatre in late 2009, prior to its taking the stage at the Beacon Theatre in New York in February 2010. We plan to design this production to be capable of touring theaters throughout the world, and hope to further expand our relationship with Cirque du Soleil in the future, with the creation of additional new productions for our venues, as well as touring productions.

Our Bookings and Other Entertainment Business Activities

MSG Entertainment is an established industry leader responsible for booking a wide variety of live entertainment events in our venues, which perennially include some of the biggest names in music and entertainment. Over the last several years, our venues have showcased artists including The Police, Jimmy Buffett, Bruce Springsteen, Justin Timberlake, Madonna, The Dead, Beyonce, Paul Simon and Eric Clapton and other popular events such as the Westminster Kennel Club Dog Show and the Tony Awards. Although we primarily license our venues to third-party promoters for a fee, we also promote or co-promote shows, in which case we share the economic risk relating to the event. We do not currently promote or co-promote events outside of our venues other than our productions described above.

MSG Media

MSG Media is a leader in production and content development for multiple distribution platforms, including content originating from our venues. It consists of programming networks and interactive offerings, including the MSG Networks (MSG network, MSG Plus, MSG HD and MSG Plus HD) and the Fuse Networks (Fuse and Fuse HD). MSG Networks are home to seven professional sports teams: the New York Knicks, New York Rangers, New York Liberty, New York Islanders, New Jersey Devils, Buffalo Sabres and New York Red Bulls, as well as to our critically acclaimed original and other programming, including MSG Originals, highlighted by the New York Emmy-award winning series The 50 Greatest Moments at MSG, Big 12 and PAC 10 football, and ACC, Big East and PAC 10 basketball.

Since Fuse became part of MSG Media in 2008, it has focused on establishing itself as a unique multi-platform music destination, where artists and fans can interact and build relationships. Programming on Fuse focuses on music-related programming, including coverage of premier artists, events and festivals, original content and high profile concerts. Certain Fuse programming centers around its insider access to MSG Entertainment and Madison Square Garden’s venues that Fuse uses to create music programming, while offering a voice and enhanced exposure to artists. Our interactive businesses include a group of highly targeted websites (including msg.com, thegarden.com, radiocity.com, nyknicks.com, newyorkrangers.com and fuse.tv) and wireless, video on demand and digital platforms for all Madison Square Garden properties. MSG Media allows us to leverage the value of the content created, produced and/or presented by MSG Sports and MSG Entertainment.

MSG Networks and Fuse provide regional and national distribution for both MSG Sports and MSG Entertainment content, and thereby play a critical role in supporting, promoting and enhancing those businesses. Fuse’s national distribution and focus on music-related programming provide a national vehicle to expand MSG Media’s and MSG Entertainment’s involvement in the music and entertainment industries, deepening our ability to offer artists enhanced exposure. MSG network’s focus on being “all things Madison Square Garden,” allows it to serve as a powerful platform for the distribution of our sports and entertainment content, while differentiating our media offerings in a diverse and competitive environment.

Examples of the success of our business collaborations include Fuse becoming the television home of several music-focused events and festivals and Fuse’s groundbreaking series showcasing numerous performances from Madison Square Garden venues, entitled Fuse Presents. MSG network’s documentary on the history of Radio City Music Hall and the 75th Anniversary of the Radio City Christmas Spectacular also epitomizes this cooperative approach. The documentary, which first aired in 2007, utilized historic footage, interviews with historians, Rockettes and production representatives to showcase the remarkable history of the “Showplace of the Nation,” while also increasing awareness and interest in the Radio City Christmas Spectacular. When the restored Beacon Theatre was re-opened, MSG network and Fuse collaborated on a one-hour documentary detailing the history of the theater and the process of restoration that was telecast on both networks. MSG Media and MSG Entertainment also worked together with Kanye West for The Kanye West Foundation event at The Chicago Theatre in June 2009. The event aired on Fuse, Fuse HD and Fuse On

Demand, with subsequent re-airings on MSG network. This collaboration is indicative of the mutually beneficial opportunities we can provide today’s artists. Kanye West was able to perform a concert to benefit his foundation and received significant visibility between albums, while Fuse and MSG network produced exclusive content and targeted programming to increase viewership.

MSG Networks

Winner of more than 140 New York Emmy awards for live sports and original programming, MSG Networks is the home to seven professional sports teams: the New York Knicks, New York Rangers, New York Liberty, New York Islanders, New Jersey Devils, Buffalo Sabres and New York Red Bulls, as well as our critically acclaimed original and other programming, including MSG Originals, highlighted by the New York Emmy-award winning series The 50 Greatest Moments at MSG, Big 12 and PAC 10 football, and ACC, Big East and Pac 10 basketball. In addition to the Company’s ownership of Knicks, Rangers and Liberty rights, MSG Networks has long-term rights agreements with the Islanders, Devils and Sabres. MSG network and MSG Plus are among the nation’s largest regional cable networks and collectively telecast nearly 700 live sporting events over 2,100 hours of original programming in 2008. MSG HD and MSG Plus HD collectively telecast over 300 live sporting events in high definition in 2008. MSG network and MSG Plus are each received by approximately 8 million subscribers primarily in New York, New Jersey and Connecticut.

In 2006, we expanded the programming on MSG network to include additional programming originating from or related to our venues, while continuing to deliver award-winning live sports coverage. MSG network’s line-up of programming highlights how the Company’s sports, entertainment and media segments work together to increase exposure for our brands, enhance our offerings to artists and productions, and create must-see content for our programming networks. Examples include:

•	The critically acclaimed and New York Emmy award-winning, MSG Originals documentary series, which has featured such titles as The 50 Greatest Moments at MSG, Concert for New York City Remembered, Mecca of Boxing, and The Restoration of the Beacon Theatre

•	The MSG Concert Series, which features a variety of past and present concerts or artists playing our venues

•	Road to MSG, a series that brings viewers along as their favorite artists and athletes prepare to take the stage or hit the floor of the “World’s Most Famous Arena” or one of our other venues

•	Programming relating to the Knicks, Rangers and Liberty, such as MSG Vault, MSG Profiles, Fans Most Wanted, Hockey Night Live, and dedicated pre- and post-game shows, all of which allows us to capitalize on the extraordinary enthusiasm of our teams’ fans

In March 2008, together with our MSG Sports segment, MSG Media capitalized on the interest and excitement regarding the Roger Federer versus Pete Sampras tennis match at The Garden to launch MSG Plus (previously known as FSN New York). The sold-out match, which pitted the #1 ranked Federer against Sampras, who was at that time the recently retired holder of the most Grand Slam titles, originated from The Garden and was aggressively promoted as the first live sports programming on the newly rebranded MSG Plus. We also have a long and rich tradition of presenting professional and amateur boxing events, including numerous title bouts and the Golden Gloves amateur boxing tournament, which has called The Garden home since 1928.

MSG Plus programming includes the best of live sports and original programming from Fox Sports Net, which has included a strong lineup of national and local college football and basketball, shows such as Best Damn Sports Show, The FSN Final Score and Sports Science, as well as a variety of live local sports. In addition, MSG Plus produces a robust lineup of original sports programming and games, including high school sports, supporting original programming for its professional teams, human interest shows, horse racing, and international sports content.

In 1998, MSG HD became the first regular provider of sporting events in high definition. Today we produce substantially all New York Knicks and New York Rangers telecasts, substantially all of the home telecasts and certain away telecasts of the New York Islanders and New Jersey Devils and substantially all of the home telecasts of the Buffalo Sabres and certain original programming in a high definition format for inclusion in MSG HD and MSG Plus HD.

Fuse

Fuse is a national programming network that provides a unique, multi-platform music destination, centered on the development of creative music programming driven by meaningful relationships within the music industry and the interaction of artists and fans. Fuse is received by approximately 54 million subscribers and has a video-on-demand platform that is available to over 25 million homes. Fuse Networks currently distributes programming on its linear television channel, Fuse, on its high-definition channel Fuse HD, on-demand via Fuse On Demand, on-line via fuse.tv and to mobile technologies via Fuse Mobile.

Closely tied to MSG Entertainment and to some of the world’s most iconic venues, such as The Garden, Radio City Music Hall, the Beacon Theatre, and The Chicago Theatre, we believe Fuse is positioned to provide artists and fans with a music experience that it not available anywhere else. Its unique access to Madison Square Garden assets allows Fuse to bring fans on-stage, off-stage and behind the stage of some of today’s hottest performances and events, while its ability to offer direct exposure to marketing opportunities for artists gives it credibility among today’s artists and their management. We believe this combination creates opportunities to expand Fuse’s distribution, domestically and internationally.

Prior to 2008, Fuse was part of Cablevision’s Rainbow segment, however, the combined financial statements of the Company and the operating results of our MSG Media segment include the operating results for Fuse for all periods presented in this information statement. In 2008, Fuse was contributed to Madison Square Garden to fulfill a strategic objective to expand our reach to a national audience, increase the value proposition of our programming and marketing to promoters, artists and music labels and take advantage of the unique access to our iconic venues and our entertainment industry relationships through MSG Entertainment. Following the contribution, Fuse underwent a year of transition in 2008, as we invested in programming, production and marketing initiatives to reposition the network as a multi-platform music destination. After assessing Fuse’s development during 2008, we have refined our strategy to create a voice for artists and fans by emphasizing collaborations with MSG Entertainment, expanding industry relationships, creating innovative programming and exploiting Fuse’s insider access to our iconic venues.

As part of its efforts to enhance its position within the music television space, Fuse has forged exclusive arrangements with popular artists, events and festivals, produced original programming and featured high profile concerts and events. These initiatives often represent a coordinated effort between MSG Entertainment and Fuse. Fuse’s current slate of programming includes:

•	Exclusive television coverage of one of music’s biggest annual events, the Rock and Roll Hall of Fame induction ceremonies. Branded Fuse Hall of Fame, this relationship also includes a year-long block of specially dedicated Hall of Fame programming that celebrates the classic and iconic in rock history

•	FuseFest, featuring footage from Bamboozle, Warped Tour, Lollapalooza, Bonnaroo Music and Arts Festival and the New Orleans-focused Voodoo Experience

•	No. 1 Countdown, Video Yearbook and Loaded, which feature top music videos in rock, pop, alternative, hip-hop and viewer’s choice and select documentaries of artists

•	Fuse Presents, a select series of concert specials and dedicated support programming covering such artists as Dave Matthews Band, Kanye West, Fall Out Boy, The Killers, Foo Fighters and the Cure

•	Full Volume Flicks, which features Hollywood movies relating to music

Other Media Properties — MSG Interactive

MSG Interactive is the network of websites and wireless, video on demand and digital platforms for all Madison Square Garden properties. It includes 16 interactive websites, blogs and social networking sites for our properties, which collectively reach two million unique users each month. Websites include msg.com,

thegarden.com, beacontheatre.com, radiocity.com, chicagotheatre.com and fuse.tv, as well as sites dedicated to our sports teams (nyknicks.com, newyorkrangers.com and newyorkliberty.com). Like our MSG Sports business, the on-line operations relating to our sports teams may, in certain circumstances, be subject to certain agreements, rules, policies, regulations and directives of the leagues in which the respective team operates. See “Business — Regulation — Regulation of our Media Business”. MSG Interactive properties also include the MSG Insider email, alert and wireless platform and a series of Madison Square Garden social network and blog sites. The MSG Interactive business generates revenue for Madison Square Garden via the sale of advertising and sponsorships on these digital properties. Additionally, supported by its database of nearly four million engaged sports and music fans, MSG Interactive offers a strategic marketing asset that creates opportunities to market directly to our fans and cross-promote across our businesses.

Our Venues

The Company operates a mix of iconic venues that continue to build on their historic prominence as destinations for unforgettable experiences and events. Individually, these venues are each premier showplaces, with a passionate and loyal following of fans, performers and events. Taken together, we believe they represent an outstanding collection of venues.

We operate five venues in New York City and Chicago, which are either owned or operated under long-term leases, and have a long-term booking agreement with the Wang Theatre in Boston. Our New York City venues include the Madison Square Garden complex (which includes both The Garden and The Theater at Madison Square Garden), Radio City Music Hall and the Beacon Theatre, and our Chicago venue is the landmark Chicago Theatre.

Madison Square Garden Arena

Madison Square Garden has been a celebrated center of New York life since the first Garden opened its doors in 1879. Over its 130-year history, there have been four Garden buildings, each known for showcasing the best of the era’s live entertainment offerings. We believe that The Garden has come to epitomize the power and passion of live sports and entertainment to people around the world, with an appearance at The Garden often representing a pinnacle of an athlete’s or performer’s career. Known simply as “The World’s Most Famous Arena,” The Garden has been the site of some of the most memorable events in sports and entertainment, and, along with The Theater at Madison Square Garden, currently plays host to approximately 400 events and more than four million visitors each year. The Garden is the highest-grossing entertainment venue in the world, based on Billboard magazine’s 2008 rankings.

The Garden is home to three professional sports teams, the New York Knicks, New York Rangers and New York Liberty, and is associated with countless “big events,” inspired performances and one-of-a-kind moments. Among The Garden’s thousands of highlights include “The Fight of the Century” between Muhammad Ali and Joe Frazier in 1971 (considered among the greatest sporting events in history); the 1970 Knicks NBA Championship; the Rangers’ 1994 Stanley Cup Championship; three Democratic National Conventions and one Republican National Convention; a landmark visit from Pope John Paul II; Marilyn Monroe’s famous birthday serenade to President John F. Kennedy; Frank Sinatra’s “Main Event” concert in 1974; Elton John’s record 60 performances; Billy Joel’s record-setting 12 consecutive sold-out shows; three prominent benefit concerts, which galvanized the public to respond to national or global crises, including the first of its kind, The Concert for Bangladesh in 1972, as well as The Concert for New York City, following the events of 9/11 and The Big Apple to the Big Easy, following Hurricane Katrina in 2005.

The current Madison Square Garden complex, located between 31st and 33rd Streets and Seventh and Eighth Avenues on Manhattan’s West Side, opened on February 11, 1968, with a salute to the U.S.O., hosted by Bob Hope and Bing Crosby. From a structural standpoint, the construction of the current Garden was considered an engineering wonder for its time, including its famous circular shape and unique, cable-supported ceiling, which contributes to its intimate feel. It was the first large structure built over an active railroad track. The builder, R.E. McKee, had a national reputation and was later recognized as a “Master Builder” by the construction industry. Architect Joe Luckman had one of the largest firms in the country and designed such buildings as the Prudential Center in Boston and NASA’s flight center in Houston.

We own the Madison Square Garden building, the platform on which it is built and certain development rights (including air rights) associated with the lot. Madison Square Garden sits atop Pennsylvania Station, a major commuter hub in Manhattan, which is owned by the National Railroad Passenger Corporation (Amtrak). While the development rights we own would permit us to expand in the future, any such use of development rights would require various approvals from the City of New York. The Garden seats up to approximately 21,000 spectators for sporting and entertainment events and contains 985,600 square feet of floor space over 11 levels.

The Madison Square Garden Arena Renovation

The Garden has gone through four incarnations, with the current building occupying its position above Pennsylvania Station since 1968. We are in the pre-construction planning phase of our renovation of The Garden, which we believe will have multiple benefits, including:

•	Providing a state-of-the-art venue that can attract concerts, as well as other large, high-profile sports, entertainment and other special events which benefit our customers, as well as the New York economy

•	Improving the experience of customers in all parts of the venue

•	Increasing our attractiveness to free agents in basketball and hockey

•	Supporting our efforts to retain and grow our season ticket bases for our teams

•	Increasing the breadth of VIP offerings and venue-based opportunities available to marketing partners

•	Augmenting revenue streams

•	Providing a new point of origination for programming from our MSG Networks studios

The renovation is an example of our strategic commitment to invest in our core assets and continue to provide the kind of historic, unforgettable experiences that have long been a key component of our business. Focused on the total fan experience, the renovation will benefit everyone in attendance, from the first row to the last, whether they are first time visitors, season ticket subscribers, athletes or marketing partners. All of our customers will experience improved sight lines, entertainment and dining options, new concourses, hospitality areas, views of the city, new technology and a completely transformed interior. The current renovation plan, which is designed to ensure that attending an event at The Garden is unlike anywhere else, will be specifically highlighted by:

•	A dramatically redesigned Seventh Avenue entrance

•	New, more comfortable seats, with better sightlines that put patrons closer to the action

•	New, wider and more spacious public concourses with spectacular views of the city

•	Unique “bridges” suspended above each side of The Garden, providing seating for fans that doesn’t exist in any arena today

•	State-of-the-art lighting, sound and LED video systems in HDTV

•	New food, beverage and bar options

•	A new suite configuration that includes:

–	58 new lower-level suites that are 50 percent larger than our current suites and half the distance to events

–	20 new event level suites, which include the best seats in the house

–	One super suite, which is the size of 10 traditional suites

•	Improved dressing rooms, locker rooms, star dressing rooms and production offices for athletes and performers

•	A new upper level with a party deck with bars and buffets

•	Additional new restrooms

•	Restoration of The Garden’s famous ceiling

We continue to review all aspects of this complex project with our consultants in order to improve the renovation plans, mitigate project risks and identify efficiencies in all aspects of costs, planning and project-phasing. We also continue to develop our cost and capital investment estimates to ensure that the planned renovation meets our overall expectations and objectives.

While the pre-construction planning and cost estimates of this renovation are not yet final, we currently expect that the project’s cost will be materially higher than our original estimate of $500 million. We expect that the estimated costs associated with the project will be met from cash on hand, receipt of repayments of advances made to a subsidiary of Cablevision and cash flow from our operations. To the extent that management determines that outside financing is required or desirable, we intend to raise that financing.

In order to most efficiently and effectively complete the renovation, it will be a year-round project. Our goal is to minimize disruption to current operations and to achieve this, The Garden will remain open for the New York Knicks’ and New York Rangers’ seasons while we sequence the construction to ensure that we maximize our construction efforts when we close the arena during summer months. Our current expectation is that the renovated lower bowl will be open for the 2011-12 seasons and that the renovated upper bowl will be open for the 2012-13 seasons.

Although the Company continues to pursue the arena renovation plan, there can be no assurance that a renovation will occur or what the ultimate cost or timing of any renovation activity may be.

The Theater at Madison Square Garden

The current incarnation of The Theater at Madison Square Garden has approximately 5,600 seats. The theater opened as part of the fourth Madison Square Garden complex in 1968, with seven nights of performances by Judy Garland. Since then, some of the biggest names in the music world have played the theater, including Bob Dylan, Diana Ross, Elton John, James Taylor, Melissa Etheridge, Neil Young, Radiohead, The Doors and Van Morrison. The theater has also hosted award shows such as The Daytime Emmys and the Essence Awards. We also host theatrical productions, family shows and other special events in the theater. Today, The Theater at Madison Square Garden is the third-busiest theater of its size in the country (based on 2008 attendance).

The Theater at Madison Square Garden is also home to Wintuk, the winter themed show we co-produce with Cirque du Soleil. See “Business — MSG Entertainment — Our Productions — Wintuk and other Cirque du Soleil Productions.”

Radio City Music Hall

Radio City Music Hall has a rich history as a national theatrical and cultural mecca since it was first established by theatrical impresario S.L. “Roxy” Rothafel in 1932. Known as “The Showplace of the Nation” it was the first building in the Rockefeller Center complex and, at the time, the largest indoor theater in the world. Perhaps best known as home to the country’s #1 live holiday family show, the Radio City Christmas Spectacular, starring the world-famous Rockettes, Radio City Music Hall also hosts concerts, family shows and special events, such as the Tony Awards, the NFL Draft and Fashion Rocks. See “Business — MSG Entertainment — Our Productions — The Radio City Christmas Spectacular.” Today, Radio City Music Hall is the highest-grossing entertainment venue of its size in the world, based on Billboard Magazine’s 2008 rankings.

First built for approximately $8 million in 1932, Radio City Music Hall was designated a New York City landmark in 1979 and a National Historic Landmark in 1987. We acquired the lease in 1997, and in 1999, in another example of our commitment to invest in our core assets to help drive our long-term business, we invested approximately $70 million on a complete restoration that returned the legendary theater to its original grandeur. Our acclaimed restoration included burnishing the ceilings of Radio City with 720,000 sheets of gold and aluminum leaf, replacing the existing stage curtain with a new 112-foot wide golden silk replacement, and replacing its approximately 6,000 seats. All furniture, wall fabric, carpeting, lighting fixtures and appointments were cleaned, repaired or remade, and the three-story tall mural “The Fountain of Youth,” by Ezra Winter, which looms above the grand staircase, was cleaned of decades of grime, varnish and polyurethane. State-of-the-art sound systems, lighting and HDTV capabilities were also installed, and the theater now houses one of the world’s largest LED screens, which is prominently featured in the Radio City Christmas Spectacular.

We lease Radio City Music Hall, located at Sixth Avenue and 50th Street in Manhattan, pursuant to a long-term lease. The lease on Radio City Music Hall expires in 2023. We have the option to renew the lease for an additional ten years by providing two years’ notice prior to the initial expiration date.

The Beacon Theatre

In November 2006, we entered into a long-term lease agreement to operate the legendary Beacon Theatre, which sits on the corner of Broadway and 74th Street in Manhattan. Designed by Chicago architect Walter Ahlschlager, and conceived of by Roxy Rothafel as the sister venue to Radio City Music Hall, the Beacon Theatre opened in 1929 as a forum for vaudeville acts, musical productions, drama, opera, and movies. In 1979, the Beacon was designated a New York landmark building by the NYC Landmarks Preservation Commission and a national landmark on the National Register of Historic Places. Over its history, the Beacon has been a veritable rock & roll room for some of the greatest names in music. The Allman Brothers have held an annual rite of spring concert series at the Beacon Theatre known as “The Beacon Run,” performing over 175 shows at the Beacon over 10 years. The Beacon has also staged operatic events, including Madame Butterfly in 1988, and has hosted numerous luminaries, including His Holiness the Dalai Lama in 1999 and 2009, and President Bill Clinton in 2006, when the Rolling Stones played a private concert in honor of his 60th birthday.

In order to ensure that we could deliver a first-class experience to customers and performers, in August of 2008 we closed the Beacon for a seven-month restoration to return the theater to its original 1929 grandeur, at a cost of approximately $17 million. The comprehensive restoration of the Beacon focused on all historic, interior public spaces of the building, backstage and back-of-house areas, and was based on extensive historic research, as well as detailed, on-site examination of original, decorative painting techniques that had been covered by decades-old layers of paint. The widely acclaimed, comprehensive restoration was similar to our restoration of Radio City Music Hall, and reflects our commitment to New York City, which we believe should have the world’s most iconic venues that provide unforgettable experiences for millions of patrons every year.

Our lease on the approximately 2,800 seat Beacon Theatre expires in 2026.

The Chicago Theatre

In October 2007, to extend our presence outside of New York and provide us with an anchor for content and distribution in a key market in the Midwest, we purchased the legendary Chicago Theatre, a venue with approximately 3,600 seats. The Chicago Theatre, which features its famous six-story-high “C-H-I-C-A-G-O” marquee, was built in 1921 and designed in the French Baroque style by architects Cornelius W. Rapp and George L. Rapp. It is the oldest surviving example of this architectural style in Chicago today, and was designated a Chicago landmark building in 1983 by the Mayor of Chicago and the Chicago City Council.

Today, The Chicago Theatre is becoming a highly attractive destination for concerts, shows and events, including a wide range of entertainers, such as Bob Dylan, Chris Rock, Fall Out Boy, Kanye West, Kathy Griffin and Steely Dan. The theatre also has served host to Broadway tours, including Joseph and the Amazing

Technicolor Dreamcoat and Dreamgirls. While continuing to present first-class concert events, we also intend to diversify The Chicago Theatre’s entertainment offerings to include an increased number of theatrical and family shows, as well as special events. The Chicago Theatre is the fifth highest-grossing entertainment venue of its size in the world, based on Billboard Magazine’s 2008 rankings.

In connection with our acquisition of The Chicago Theatre, we assumed certain obligations of the previous owner contained in a redevelopment agreement between that owner and the City of Chicago, all of which obligations expire in 2014. Until the expiration of those obligations, we are required to obtain the approval of the City of Chicago in connection with any sale of The Chicago Theatre.

The Wang Theatre

In August 2008, we entered into a booking agreement with respect to the historic Wang Theatre in Boston. Under the booking agreement, we are utilizing our experience in event production and entertainment marketing to increase the quantity and diversity of performances staged at the Wang Theatre. These performances include theatrical productions and family shows, such as Chitty Chitty Bang Bang, concerts, such as a multi-night run by Steely Dan and a performance by poet and singer-songwriter Leonard Cohen, and a timely speaker series featuring today’s newsmakers. The Wang Theatre seats approximately 3,600.

Our booking agreement expires in 2019. We have the option to renew the agreement at that time for an additional ten years.

Investment in Front Line Management Group Inc.

In June 2008, we purchased a 10% ownership interest in Front Line Management Group Inc. (“Front Line”), a musical artist management company. A controlling interest in Front Line is owned by Ticketmaster Entertainment, Inc. Front Line is one of the world’s leading artist management companies. Front Line manages musical artists and acts primarily in rock, classic rock, pop and country music, including the Eagles, Jimmy Buffett, Neil Diamond, Van Halen, Fleetwood Mac, Christina Aguilera, Stevie Nicks, Aerosmith, Steely Dan, Chicago and Journey. As of December 31, 2008, Front Line had almost 200 artists on its roster and approximately 80 managers providing services to artists. The investment is designed to more closely align Madison Square Garden with a strong collection of music artists. The Company is continuing to explore opportunities to attract Front Line’s artists to our portfolio of music related assets, including our historic venues, and to our media assets, including Fuse and MSG network.

Regulation

Regulation of Our Sports and Entertainment Businesses

Our sports and entertainment businesses are subject to legislation governing the sale and resale of tickets and consumer protection statutes generally.

In addition, many of the events produced or promoted by our sports and entertainment businesses are presented in our venues which are, similar to all public spaces, subject to building codes and fire regulations imposed by the state and local governments in the jurisdictions in which our venues are located. These venues are also subject to zoning and outdoor advertising regulations, which restrict us from making certain modifications to our facilities as of right or from operating certain types of businesses. These venues also require a number of licenses in order for us to operate, including occupancy permits, exhibition licenses, food and beverage permits, liquor licenses and other authorizations. In addition, our venues are subject to the federal Americans with Disabilities Act, which requires us to maintain certain accessibility features at each of our facilities.

The professional sports leagues in which we operate, primarily the NBA and NHL, claim the right under certain circumstances to regulate important aspects of our sports business and our team-related interactive businesses. See “Business — MSG Sports— The Role of the Leagues in our Operations”.

Regulation of Our Media Business

The Federal Communications Commission (“FCC”) imposes regulations on cable television operators and satellite operators that affect programming networks indirectly. In addition, cable television programming networks, such as our MSG Networks and Fuse, are also regulated by the FCC because they are affiliated with a cable television operator like Cablevision.

Closed Captioning and Advertising Restrictions on Children’s Programming.

Certain of our networks must provide closed-captioning of programming for the hearing impaired, and our programming and Internet websites intended primarily for children 12 years of age and under must comply with certain limits on advertising.

Indecency and Obscenity Restrictions.

Cable operators and other distributors are prohibited from transmitting obscene programming, and our affiliation agreements generally require us to refrain from including such programming on our networks.

Program Access.

The “program access” provisions of the Federal Cable Act generally require satellite-delivered video programming in which a cable operator holds an attributable interest, as that term is defined by the FCC, to be made available to all multichannel video programming providers, including satellite providers and telephone companies, on nondiscriminatory prices, terms and conditions, subject to certain exceptions specified in the statute and the FCC’s rules. For purposes of these rules, the common directors and five percent or greater voting shareholders of Cablevision and the Company will be deemed to be cable operators with attributable interests in Madison Square Garden after the Distribution. As long as we continue to have common directors and major shareholders with Cablevision, our satellite-delivered video programming services will remain subject to the program access provisions. Until October 2012, these rules also prohibit us from entering into exclusive contracts with cable operators for these services. This prohibition has been challenged in federal court.

The program-access rules do not generally cover terrestrially-delivered programming created by cable-system affiliated programmers such as the Company. Certain entities have argued that the FCC has authority to compel the licensing of terrestrially-delivered programming. These entities have also proposed that Congress change the law to expressly extend the program access requirements to terrestrially-delivered programming. We cannot predict whether or how the FCC or Congress will act in response to these arguments and proposals. Verizon has filed a program access complaint at the FCC against Cablevision and us challenging Verizon’s lack of access to our terrestrially-delivered high definition programming of our MSG Networks. Cablevision and the Company are vigorously contesting Verizon’s complaint.

The FCC is seeking comment on a proposal to allow a cable operator to seek repeal of the exclusivity ban prior to 2012 with respect to programming it owns, in markets where the cable operator faces competition from other video programming distributors; revisions to the program access complaint procedures; and whether it would be appropriate to extend the Commission’s program access rules, including the exclusive contract prohibition, to terrestrially delivered cable-affiliated programming and programming delivered in high definition format.

Wholesale “A La Carte.”

The FCC is also seeking comment on whether to require programming networks to make each of their services available to video programming distributors on an “a la carte” basis.

Effect of “Must-Carry” Requirements.

The FCC’s implementation of the statutory “must-carry” obligations requires cable and satellite operators to give broadcasters preferential access to channel space. This may reduce the amount of channel space that is available for carriage of our networks by cable television systems and DBS operators.

Satellite Carriage.

All satellite carriers must under federal law offer their service to deliver Madison Square Garden’s and its competitor’s programming networks on a nondiscriminatory basis (including by means of a lottery). A satellite carrier cannot unreasonably discriminate against any customer in its charges or conditions of carriage.

Media Ownership Restrictions.

FCC rules set media ownership limits that restrict, among other things, the number of daily newspapers and radio and TV stations in which a single entity may hold an attributable interest as that term is defined by the FCC. The fact that the common directors and five percent or greater voting shareholders of Cablevision and the Company will hold attributable interests in each of the companies after the Distribution for purposes of these rules means that these cross ownership rules may have the effect of limiting the activities or strategic business alternatives available to us, at least for as long as we continue to have common directors and major shareholders with Cablevision.

Website Requirements.

Madison Square Garden maintains various websites that provide information and content regarding its businesses and offer merchandise for sale. The operation of these websites may be subject to a range of federal, state and local laws such as privacy and consumer protection regulations. The on-line operations relating to our sports teams may, in certain circumstances, be subject to certain agreements, rules, policies, regulations and directives of the leagues in which the respective team operates. See “Business — MSG Sports — The Role of the Leagues in Our Operations”.

Competition

Competition in Our Sports Business

Our sports business operates in a market in which numerous sports entertainment opportunities are available. In addition to the NBA, NHL and WNBA teams that we own and operate, the New York market is home to two Major League Baseball teams (the New York Yankees and the New York Mets), two National Football League teams (the New York Giants and the New York Jets), two additional NHL teams (the New York Islanders and the New Jersey Devils), a second NBA team (the New Jersey Nets) and a Major League Soccer franchise (the New York Red Bulls). In addition, there are a number of other amateur and professional teams that compete in other sports, including at the collegiate and minor league levels. New York is also home to the U.S. Open tennis event each summer, as well as many other non-sports related entertainment options.

As a result of the large number of options available, we face strong competition for the general New York sports fan. We must compete with these other sporting events in varying respects and degrees, including on the basis of the quality of the teams we field, their success in the leagues in which they compete, our ability to provide an entertaining environment at our games and the prices we charge for our tickets. In addition, for fans who prefer the unique experience of NHL hockey, we must compete with two other hockey teams located in the New York area as well as, in varying respects and degrees, with other NHL hockey teams and the NHL itself. Similarly, for those fans attracted to the equally unique experience of NBA basketball, we must compete, in varying respects and degrees, with another NBA team located in the New York area as well as other NBA teams and the NBA itself.

Competition in Our Entertainment Business

Our entertainment business competes, in certain respects and to varying degrees, with other live performances, sporting events, movies, home entertainment (including television, home video and gaming devices) and the large number of other entertainment options available to members of the public. Some of our businesses, such as our live productions and our sporting events, represent alternative uses for the public’s entertainment dollar. The primary geographic area in which we operate, New York City, is among the most competitive entertainment markets in the world, with the world’s largest live theater industry, eleven major professional sports teams, numerous museums, galleries and other attractions, and hundreds of movie screens available to the public. We compete with these other entertainment options on the basis of the quality of our productions, as well as on the price of our tickets and the quality and location of our venues.

We compete for bookings with a large number of other venues in the cities in which our venues are located and in alternative locations. Generally, we compete for bookings on the basis of the size, quality, expense and nature of the venue required for the booking.

In addition to competition for ticket sales and bookings, we also compete to varying degrees with other live productions for advertising and sponsorship dollars.

Competition in Our Media Business

Distribution of Programming Networks

The business of distributing programming networks to cable television systems and satellite, telephone and other multichannel video programming distributors (“Distributors”) is highly competitive. Our programming networks face competition from other programming networks for the right to be carried by a particular Distributor, and for the right to be carried on the service tier that will attract the most subscribers. Once our programming network is selected by a Distributor for carriage, that network competes for viewers not only with the other channels available through the Distributor, but also with television, pay-per-view channels and video-on-demand channels, as well as online services, mobile services, radio, print media, motion picture theaters, DVDs, and other sources of information, sporting events and entertainment. Important to our success in each area of competition MSG Media faces are the price we charge for our programming networks; the quantity, quality and variety of programming offered on our networks and the effectiveness of our networks’ marketing efforts.

Our ability to successfully compete with other programming networks for distribution may be hampered because the Distributors through which distribution is sought may be affiliated with other programming networks. In addition, because such affiliated Distributors may have a substantial number of subscribers, the ability of such programming networks to obtain distribution on affiliated Distributors may lead to increased subscriber and advertising revenue for such networks because of their increased penetration compared to our programming networks. Even if such affiliated Distributors carry our programming networks, there is no assurance that such Distributors would not place their affiliated programming network on a more desirable tier, thereby giving the affiliated programming network a competitive advantage over our own.

New or existing programming networks that are owned by or are affiliates of broadcasting networks like NBC, ABC, CBS or FOX may also have a competitive advantage over our networks in obtaining distribution through the “bundling” of agreements to carry those programming networks with the agreements giving the cable system or other Distributor the right to carry a station affiliated with the network.

Sources of Programming

We also compete with other programming networks to secure desired programming, although some of our programming is generated internally through our ownership of sports teams and our efforts in original programming. Competition for programming will increase as the number of programming networks increases. Other programming networks that are affiliated with programming sources such as movie or television studios, film libraries or sports teams may have a competitive advantage over us in this area.

Competition for Entertainment Programming Sources

With respect to the acquisition of music-related and entertainment programming, such as concerts, festivals, syndicated programs and movies, which are not produced by or specifically for programming networks, our competitors include national commercial broadcast television networks, local commercial broadcast television stations, the Public Broadcasting Service and local public television stations, pay-per-view programs, and other cable programming networks. Internet-based video content distributors may also emerge as competitors for the acquisition of content or the rights to distribute content.

Competition for Sports Programming Sources

Because the loyalty of the sports viewing audience to a sports programming network is primarily driven by loyalty to a particular team or teams, access to adequate sources of sports programming is particularly critical to our sports networks. We own the programming rights to the Knicks, the Rangers and the Liberty. We also have in place long-term rights agreements covering the New York Islanders, New Jersey Devils and Buffalo Sabres. The rights with respect to these professional teams may be limited in certain circumstances. See “Business — MSG Sports — The Role of the Leagues in Our Operations”. Our programming networks compete for telecast rights for other teams or events principally with national or regional cable networks that specialize in or carry sports programming; television “superstations” which distribute sports and other programming by satellite; local and national commercial broadcast television networks; and independent syndicators that acquire and resell such rights nationally, regionally and locally. Some of our competitors may own or control, or are owned or controlled by, sports teams, leagues or sports promoters, which gives them an advantage in obtaining telecast rights for such teams or sports. Distributors may also contract directly with the sports teams in their local service areas for the right to distribute games on their systems. Our programming networks may also compete with Internet-based distributors of sports programming.

The increasing amount of sports programming available on a national basis, including pursuant to national rights arrangements (e.g., NBA on ABC, ESPN, and TNT, and NHL on NBC and Versus), as part of league-controlled sports networks (e.g., NBA TV and NHL Network), and in out-of-market packages (e.g., NBA’s League Pass and NHL Center Ice), may have an adverse impact on our competitive position as our programming networks compete for distribution and for viewers.

Two professional sports teams located in New York have organized their own cable television networks featuring the games of their teams, which adversely affects the competitive position of MSG Networks by denying or limiting our access to those games for our own networks and subjecting our networks to competition from these team-owned networks. On the other hand, the competitive position of our programming networks is substantially enhanced by our ownership of the New York Knicks and the New York Rangers.

Competition for Advertising Revenue

The financial success of our programming businesses also depends in part upon unpredictable and volatile factors beyond our control, such as viewer preferences, the strength of the advertising market, the quality and appeal of the competing programming and the availability of other entertainment activities.

Legal Proceedings

In March 2008, a lawsuit was filed against MSG L.P. arising out of a January 23, 2007 automobile accident involving an individual who was allegedly drinking at several different establishments prior to the accident, allegedly including at an event at The Garden. The accident resulted in the death of one person and caused serious injuries to another. The plaintiffs filed suit against MSG L.P., the driver, and a New York City bar, asserting claims under the New York Dram Shop Act and seeking unspecified compensatory and punitive damages. The Company has insurance coverage for compensatory damages and legal expenses in this matter. The case is in discovery.

MSG L.P. filed a lawsuit in September 2007 against the NHL and certain related entities. This suit, filed in the United States District Court for the Southern District of New York, alleged violations of the United States Federal and New York State antitrust laws as a result of agreements providing the NHL with the exclusive right to control, for most commercial purposes, the individual clubs’ trademarks, licensing, advertising and distribution opportunities. The suit sought declaratory relief against these alleged anticompetitive activities and against the imposition by the NHL of any sanctions or penalties for the filing and prosecution of the lawsuit. The NHL filed counterclaims against MSG L.P. alleging that MSG L.P.’s prosecution of its lawsuit violated contractual obligations and seeking a judicial declaration that the NHL had the right to pursue disciplinary proceedings against MSG L.P. under the NHL constitution. In March 2009, the parties entered into a settlement agreement, and this action and the counterclaims have been dismissed.

In addition to the matters discussed above, the Company is a defendant in various lawsuits. Although the outcome of these matters cannot be predicted with certainty, management does not believe that resolution of these lawsuits will have a material adverse effect on the Company.

Employees

As of June 1, 2009 we had 1,308 full-time union and non-union employees and 6,705 part-time union and non-union employees. Approximately 63% of our employees are represented by unions. Labor relations in general and in the sports and theater industry in particular can be volatile, and though our current relationships with our unions are positive, we have from time to time faced labor action or had to make contingency plans because of threatened or potential labor actions.

The NHL players and the NBA players are covered by collective bargaining agreements between the NHL Players’ Association and the NHL and between the National Basketball Players Association and the NBA, respectively. Both the NHL and the NBA have experienced labor difficulties in the past and may have labor issues in the future.

Properties

We own the Madison Square Garden complex (with a maximum capacity of approximately 21,000 seats in The Garden), including The Theater at Madison Square Garden (approximately 5,600 seats) in New York City, comprising approximately 985,600 square feet; a training center in Greenburgh, New York with approximately 105,000 square feet of space, and The Chicago Theatre (approximately 3,600 seats) in Chicago comprising approximately 72,600 square feet.

Significant properties that are leased in New York City include approximately 188,000 square feet housing Madison Square Garden’s executive offices, approximately 577,000 square feet comprising Radio City Music Hall (approximately 6,000 seats) and approximately 57,000 square feet comprising the Beacon Theatre (approximately 2,800 seats). We also lease approximately 13,000 square feet of warehouse space in Jersey City, New Jersey and storage space in various other locations. We have also entered into an agreement to lease approximately 120,000 square feet of office and studio space beginning in early 2010.

For more information on our venues, see “Business — Our Venues.”

Our Madison Square Garden complex is subject to and benefits from various easements, including the “breezeway” into Madison Square Garden from Seventh Avenue in New York City (which we share with other property owners). Our ability to continue to utilize this and other easements requires us to comply with certain conditions. Moreover, certain adjoining property owners have easements over our property, which we are required to maintain so long as those property owners meet certain conditions.

DIVIDEND POLICY

We do not expect to pay cash dividends on our common stock for the foreseeable future.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of June 30, 2009 and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009 and the unaudited pro forma combined statement of operations for the year ended December 31, 2008 are based on the historical combined financial statements of the Company. The unaudited pro forma combined financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined annual and interim financial statements and corresponding notes included elsewhere in this information statement. The unaudited pro forma combined financial statements reflect certain known impacts as a result of the proposed Distribution to separate the Company from Cablevision Systems Corporation (“Cablevision”). The unaudited pro forma combined financial statements have been prepared giving effect to the Distribution as if this transaction had occurred as of January 1, 2008 for the unaudited pro forma combined statement of operations for the year ended December 31, 2008 and for the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009, and as of June 30, 2009, for the unaudited pro forma condensed combined balance sheet.

In connection with the proposed Distribution to separate the Company from Cablevision, Cablevision will contribute to Madison Square Garden, Inc. its subsidiaries that own directly or indirectly all of the interests in Madison Square Garden, L.P., the Cablevision subsidiary through which it conducts the business of the Company, which consist of its media, entertainment and sports businesses, as well as its venues. These transfers to us by Cablevision are treated as a contribution to our capital at Cablevision’s historical cost.

The unaudited pro forma combined financial information set forth below have been derived from the combined annual and interim financial statements of the Company including the unaudited condensed combined balance sheet as of June 30, 2009 and the unaudited condensed combined statement of operations for the six months ended June 30, 2009 and the statement of operations for the year ended December 31, 2008 included elsewhere within this information statement and reflect certain assumptions that we believe are reasonable given the information currently available. While such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements, in management’s opinion, the pro forma adjustments have been developed on a reasonable and rational basis.

The costs to operate our business as an independent public entity are expected to exceed the historical expenses, including corporate and administrative charges from Cablevision, reflected in the accompanying annual and interim combined financial statements presented elsewhere within this information statement principally related to areas that include, but are not limited to,

•	additional personnel including finance, accounting, compliance, tax, treasury, internal audit and legal, etc.;

•	additional professional fees associated with audits, tax and other services;

•	increased health and welfare benefit costs;

•	increased insurance premiums;

•	costs relating to directors’ insurance;

•	stock exchange listing fees, investor and public relations costs and fees for preparing and distributing periodic filings with the Securities and Exchange Commission; and

•	other administrative costs and fees.

The preliminary estimates for these incremental expenses range between approximately $      million and $      million on an annual basis going forward and such incremental costs have not been reflected in the unaudited pro forma combined financial information presented below as such amounts are not objectively determinable. Actual expenses could vary from this range estimate and such variations could be significant.

Following the Distribution, Cablevision will provide transition services to us relating to such areas as tax, information technology, insurance and employee recruiting, compensation and benefits. These services will be provided under the transition services agreement described in “Certain Relationships and Related Party Transactions — Relationship Between Cablevision and Us After the Distribution — Transition Services Agreement.” These transition service related costs will be reflected in the unaudited pro forma combined financial information presented below when these agreements are finalized.

These unaudited pro forma combined financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the pro forma combined results of operations and combined financial position of the Company as of and for the periods indicated. The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the Distribution occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of our future combined financial condition or combined results of operations.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
June 30, 2009
(Dollars in thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma

ASSETS
Current Assets:
Cash and cash equivalents	$61,984
Restricted cash	13,748
Accounts receivable (less allowance for doubtful accounts)	109,481
Net receivable due from Cablevision	8,578
Prepaid expenses	23,401
Other current assets	23,820

Total current assets	241,012
Advances due from Cablevision	190,000
Property and equipment, net of accumulated depreciation	328,175
Other assets	133,430
Amortizable intangible assets, net of accumulated amortization	157,221
Indefinite-lived intangible assets	158,096
Goodwill	742,492

	$1,950,426

LIABILITIES AND COMBINED GROUP EQUITY
Current Liabilities:
Accounts payable	$3,531
Accrued liabilities	162,792		(1)
Deferred revenue	106,831

Total current liabilities	273,154
Other liabilities	135,027
Deferred tax liability	468,205		(3)

Total liabilities	876,386
Commitments and contingencies
Combined group equity	1,074,040		(1)(2)(3)

	$1,950,426

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2009
(Dollars in thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma

Revenues, net	$488,654

Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	329,328
Selling, general and administrative	139,680
Depreciation and amortization	30,496

	499,504

Operating loss	(10,850)

Other income (expense):
Interest expense, net	(668)		(4)
Miscellaneous	2,000

	1,332

Loss from operations before income taxes	(9,518)
Income tax benefit	3,678		(5)

Net loss	$(5,840)

Pro forma basic and diluted loss per share

Pro forma basic and diluted weighted average common shares (in thousands)					(6)

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008
(Dollars in thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma

Revenues, net	$1,042,958

Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	724,904
Selling, general and administrative	270,065
Depreciation and amortization	66,231

	1,061,200

Operating loss	(18,242)

Other income (expense):
Interest income	5,193		(4)
Interest expense	(3,274)

	1,919

Loss from operations before income taxes	(16,323)
Income tax benefit	11,387		(5)

Net loss	$(4,936)

Pro forma basic and diluted loss per share

Pro forma basic and diluted weighted average common shares (in thousands)					(5)

The unaudited pro forma adjustments to the accompanying historical financial information as of and for the six months ended June 30, 2009 and for the year ended December 31, 2008 are described below:

Balance Sheet

(1) Represents the establishment of the net liability and an offset to group equity of $     associated with the transfer of our employees’ participant accounts formerly in the Cablevision cash balance pension plan and excess cash balance pension plan to newly created Madison Square Garden, Inc. plans upon the Distribution.

(2) It is expected that our Board of Directors will grant stock based awards to directors, executive management and other personnel after the Distribution. However, it is not possible to estimate, at this time, how such stock based compensation expense will compare to those expenses included and disclosed in the Company’s historical annual and unaudited interim financial statements included elsewhere in this information statement.

(3) Represents the additional deferred tax liability that would result upon the contribution to the Company by Cablevision of its subsidiaries which own, directly and indirectly, all of the interests in MSG L.P. at the effective date of the Distribution. Deferred tax assets and liabilities presented have been measured using the applicable corporate tax rates historically used by Cablevision for the periods presented. Due to the Company’s significant presence in the City of New York, the estimated applicable corporate tax rates used to measure deferred taxes are expected to be higher on a stand alone basis. The resulting change in the Company’s deferred tax assets and liabilities will be recorded as an adjustment to equity in the period of the Distribution. In addition, presenting the income tax expense and deferred taxes on a separate return basis results in a difference between the net operating loss carry forward reflected in the deferred tax asset and the actual deferred tax asset for such carry forwards under the applicable tax laws because the operations of the Company were included in the consolidated federal income tax returns of Cablevision for all periods presented. Such inclusion results in utilization of tax losses each year to offset the taxable income of other members in the Cablevision federal consolidated group that are not included in these financial statements. As a result, the net operating loss carry forwards and associated deferred tax asset will be lower. This reduction in the Company’s deferred tax asset will be reflected as an adjustment to equity in the period of the Distribution. The Company will have an insignificant amount of tax net operating loss carry forwards immediately subsequent to the Distribution.

Statements of Operations

(4) The Company had outstanding non-interest bearing advances to a subsidiary of Cablevision. Prior to the Distribution date, the terms of these advances will be changed to provide a fixed maturity date (which will be less than 12 months following the Distribution date) and for the payment of cash interest at a rate of     % per annum. The pro forma information does not include any adjustments for interest income on these advances.

(5) Represents the adjustments of $      and $      for the six months ended June 30, 2009 and for the year ended December 31, 2008, respectively, to reflect the change in the applicable corporate tax rates that are expected to be higher on a stand alone basis due to the Company’s significant presence in the City of New York as compared with the corporate tax rates historically used by Cablevision.

(6) The number of shares used to compute basic and diluted earnings per share is          , which is the number of shares of Madison Square Garden, Inc. common stock assumed to be outstanding on the Distribution date, based on a hypothetical distribution ratio of one share of Madison Square Garden, Inc. common stock for every           shares of Cablevision common stock outstanding. The actual number of our basic and diluted shares outstanding will not be known until the Distribution date.

SELECTED FINANCIAL DATA

The operating and balance sheet data included in the following selected financial data for each year in the five-year period ended December 31, 2008 have been derived from the annual combined financial statements of Madison Square Garden, Inc. and certain media, entertainment and sports businesses and assets (which we refer to collectively as the “Company”) that were historically owned and operated as part of Cablevision. The operating and balance sheet data for the six months ended and as of June 30, 2009 and 2008 included in the following selected financial data have been derived from the interim condensed combined financial statements of the Company and, in the opinion of the management of the Company, reflect all adjustments necessary for the fair presentation of such data for the respective interim periods. The financial information does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate publicly traded entity during the periods presented. The results of operations for the six month period ended June 30, 2009 are not necessarily indicative of the results that might be expected for future interim periods or for the full year. The selected financial data presented below should be read in conjunction with the annual and interim financial statements included elsewhere in this information statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Information”.

	Six Months Ended June 30,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands)

Operating Data:
Revenues, net	$488,654	$484,582	$1,042,958	$1,002,182	$905,196	$847,552	$810,730
Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	329,328	336,559	724,904	635,108	637,090	543,279	579,129
Selling, general and administrative	139,680	131,062	270,065	243,196	222,962	198,198	170,825
Gain on curtailment of pension plans(1)	—	—	—	(15,873)	—	—	—
Restructuring expense	—	—	—	221	143	367	4,146
Other operating income(2)	—	—	—	—	—	—	(95,840)
Depreciation and amortization	30,496	32,833	66,231	62,223	64,995	68,616	55,257

Operating income (loss)	(10,850)	(15,872)	(18,242)	77,307	(19,994)	37,092	97,213
Other income (expense):
Interest income (expense), net	(668)	2,045	1,919	11,607	6,212	1,582	(1,630)
Miscellaneous	2,000	—	—	(1,000)	(250)	(1)	30

Income (loss) from operations before income taxes and cumulative effect of a change in accounting principle	(9,518)	(13,827)	(16,323)	87,914	(14,032)	38,673	95,613
Income tax benefit (expense)	3,678	4,756	11,387	(45,031)	1,173	(6,900)	(45,444)
Cumulative effect of a change in accounting principle, net of taxes	—	—	—	—	(238)	—	—

Net income (loss)	$(5,840)	$(9,071)	$(4,936)	$42,883	$(13,097)	$31,773	$50,169

Balance Sheet Data:
Advances due from Cablevision(3)	$190,000	$130,000	$190,000	$130,000	$—	$21,000	$—
Total assets	1,950,426	1,883,829	2,000,341	1,969,321	1,891,282	1,933,938	1,922,529
Capital lease obligations	6,848	7,231	7,457	7,774	5,050	5,865	6,625
Combined group equity	1,074,040	1,069,486	1,072,623	1,072,316	999,076	990,811	1,058,574

(1)	Gain on curtailment of pension plans relates to the amendment to freeze all benefits earned through December 31, 2007 and eliminate the ability of participants to earn benefits for future service under a certain Company-sponsored qualified defined benefit pension plan covering certain non-union employees and Company-sponsored unfunded, non-qualified defined benefit pension plan covering certain employees who participate in the underlying qualified plan.

(2)	Other operating income represents a contractually obligated termination fee received by the Company and the reversal in 2004 of a purchase accounting liability related to the notice received from the New York Mets to terminate their telecast rights agreement with the Company.

(3)	The Company had outstanding non-interest bearing advances to a subsidiary of Cablevision. Prior to the Distribution date, the terms of these advances will be changed to provide for a fixed maturity date (which will be less than 12 months following the Distribution date) and for the payment of cash interest at a rate of % per annum.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In this Management’s Discussion and Analysis of Financial Condition and Results of Operations, there are statements concerning our future operating and future financial performance, including our estimate of the costs and timing of the planned renovation of The Garden and the anticipated benefits of the renovation, the expected increases in affiliation agreement revenues during the remainder of 2009 in our MSG Media segment and the expected reduction in full-year litigation expenses in 2009 as compared with 2008. Words such as “expects”, “anticipates”, “believes”, “estimates”, “may”, “will”, “should”, “could”, “potential”, “continue”, “intends”, “plans”, and similar words and terms used in the discussion of future operating and future financial performance identify forward-looking statements. Investors are cautioned that such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties and that actual results or developments may differ materially from the forward-looking statements as a result of various factors. Factors that may cause such differences to occur include, but are not limited to:

•	the level of our revenues, which depends in part on the popularity and competitiveness of our sports teams and the level and popularity of the Radio City Christmas Spectacular and other entertainment events which are presented in our venues;

•	costs associated with player injuries, and waivers or terminations of players and other team personnel;

•	changes in professional sports teams compensation, including the impact of signing of free agents, subject to league salary caps;

•	the level of our capital expenditures, including the planned renovation of The Garden;

•	the expected impact of the planned renovation of The Garden on our operations;

•	the demand for our programming among cable television systems, satellite, telephone and other multichannel distributors (which we refer to in this discussion as “Distributors”), and our ability to renew affiliation agreements with them;

•	general economic conditions especially in the New York metropolitan area where we conduct the majority of our operations;

•	demand for advertising inventory;

•	competition, for example, from other regional sports networks, other teams and other entertainment options;

•	changes in laws, NBA or NHL rules, regulations, guidelines, bulletins, directives, policies and agreements (including the leagues’ respective collective bargaining agreements with their players’ associations, salary caps and NBA luxury tax thresholds) or other regulations under which we operate;

•	our ability to maintain, obtain or produce content for our MSG Media segment, together with the cost of such content;

•	the level of our expenses, including the anticipated expenditures related to the expected increase in our corporate expenses as a stand-alone publicly-traded company;

•	future acquisitions and dispositions of assets;

•	the costs associated with, and the outcome of, litigation and other proceedings to the extent uninsured, including the matters described under “Business — Legal Proceedings”;

•	financial community and rating agency perceptions of our business, operations, financial condition and the industry in which we operate; and

•	the factors described under “Risk Factors” in this information statement.

We disclaim any obligation to update or revise the forward looking statements contained herein, except as otherwise required by applicable federal securities laws.

All dollar amounts included in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations are presented in thousands, except as otherwise noted.

Introduction

Management’s discussion and analysis, or MD&A, of our results of operations and financial condition is provided as a supplement to the audited combined annual financial statements and unaudited interim condensed combined financial statements and footnotes thereto included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The information included in MD&A should be read in conjunction with the annual and interim combined financial statements included in this information statement as well as the financial data set forth under “Selected Financial Data” and the pro forma combined financial information set forth under “Unaudited Pro Forma Combined Financial Information”. Our MD&A is organized as follows:

Business Overview.  This section provides a general description of our business, as well as other matters that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

Combined Results of Operations.  This section provides an analysis of our results of operations for the six months ended June 30, 2009 and 2008, and the years ended December 31, 2008, 2007 and 2006. Our discussion is presented on both a combined and segment basis. Our segments are MSG Media, MSG Entertainment and MSG Sports.

Liquidity and Capital Resources.  This section provides a discussion of our financial condition as of June 30, 2009, as well as an analysis of our cash flows for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006, respectively. The discussion of our financial condition and liquidity includes summaries of (i) our primary sources of liquidity and (ii) our contractual obligations and off balance sheet arrangements that existed at December 31, 2008.

Seasonality of Our Business.  This section discusses the seasonal performance of our MSG Sports and MSG Entertainment segments. Because of the seasonality of these segments, our results for the six months ended June 30, 2009 are not necessarily indicative of full-year performance.

Recently Issued Accounting Pronouncements Not Yet Adopted and Critical Accounting Policies.  This section discusses accounting policies considered to be important to our financial condition and results of operations, and which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2 to our annual combined financial statements included elsewhere in this information statement.

Business Overview

Summary

Madison Square Garden is a fully-integrated media, entertainment and sports business comprised of dynamic and powerful brands. Madison Square Garden’s business grew from the legendary venue widely known as “The World’s Most Famous Arena,” and is organized into three strategically aligned segments: MSG Media, MSG Entertainment and MSG Sports. Our business capitalizes on the combination of our iconic venues, our popular sports franchises, the distribution of our programming networks and our exclusive sports and entertainment content. A description of our segments follows:

MSG Media

MSG Media, which represented 41% of our combined revenues for the year ended December 31, 2008, is a leader in production and content development for multiple distribution platforms, including content originating from our venues. This business consists of programming networks and interactive offerings, including the MSG Networks (MSG network, MSG Plus, MSG HD and MSG Plus HD) and the Fuse Networks (Fuse and Fuse HD). MSG Networks are home to seven professional sports teams: the New York Knicks, New York Rangers, New York Liberty, New York Islanders, New Jersey Devils, Buffalo Sabres and New York Red Bulls, as well as to our critically acclaimed original and other programming. Programming on Fuse focuses on music-related programming, including coverage of premier artists, events and festivals, original content and high profile concerts.

MSG Media also includes our interactive businesses, which are comprised of a group of highly targeted websites (including msg.com, thegarden.com, radiocity.com, nyknicks.com, newyorkrangers.com and fuse.tv) and wireless, video on demand and digital platforms for all Madison Square Garden properties.

Revenue Sources

Our MSG Media segment earns revenues from two primary sources: affiliation fees and advertising. Affiliation fees, which are the fees we earn from Distributors that carry our programming, constitute the significant majority of our revenues. Fees paid by advertisers to show commercials during our programs make up a smaller portion of our overall revenues.

Affiliation Fees

We earn affiliation fees from certain Distributors that carry our programming services, including Cablevision. The fees we receive depend largely on the demand from subscribers for our programming. Our affiliation agreements generally require us to meet certain content criteria, such as minimum thresholds for professional event telecasts throughout the year. If we were to be unable to meet these thresholds, we could become subject to remedies available to the Distributors, which may include termination of these agreements in some cases. Affiliation fees from Cablevision accounted for more than 10% of the Company’s combined revenues in 2008 and 2007.

Advertising Revenues

In addition to affiliation fees, we earn a smaller amount of revenue through the sale of commercial time to advertisers during our programming or through the sale of program sponsorship rights. We typically sell advertising time through our in-house staff and, to a lesser extent, through agencies.

Expenses

The principal expenses of our MSG Media segment are rights fees, which we pay to sports teams in order to carry their games and others who hold rights to the programming content (such as movies, concerts and other programming) we telecast; production costs, which include the salaries of on-air personalities, producers and technicians; and the costs of studio, broadcast and transmission facilities. We also allocate a portion of our corporate expenses to the MSG Media segment.

Programming Acquisition Costs

MSG Networks obtains telecast rights for the sports teams whose games we televise, the cost of which we accrue evenly over the applicable contract year. We negotiate directly with the teams to determine the fee and other provisions of the rights arrangement. Rights fees for sports programming are influenced by, among other things, the size and demographics of the geographic area in which the programming is distributed, and the popularity and/or the on-court or on-ice competitiveness of a team. For purposes of reporting our segment information the rights fees we pay to our owned teams are recognized as an inter-segment charge to our MSG Media segment. These inter-segment charges are eliminated in the combined financial statements. In addition to the rights for our Knicks, Rangers and Liberty franchises, we have long-term rights agreements in place with the New York Islanders, New Jersey Devils and Buffalo Sabres.

In addition to rights fees for sports telecasts, we must also pay to acquire the right to carry other events or programming, such as movies, concerts or specials.

Production Costs

We incur costs to pay the salaries of our on-air personalities, producers, directors, technicians, writers and other creative and technical staff, as well as expenses associated with maintaining studios and transmission facilities.

Marketing and Advertising Costs

We incur costs to market our media business and our programs through outdoor and newspaper advertisements, television and radio advertising and online marketing.

Factors Affecting Operating Results

The financial performance of our MSG Media segment is affected by the affiliation arrangements we are able to negotiate with Distributors and also by the advertising rates we can charge advertisers. These factors in turn depend on the popularity and/or on-court and on-ice competitiveness of the professional sports teams carried on MSG Networks and the attractiveness of the programming content generally on MSG Networks and Fuse.

Due largely to our long-term rights agreements and the generally recurring nature of our affiliation arrangements, the MSG Networks have consistently produced operating profits over a number of years. Advertising revenues are less predictable and can vary based upon a number of factors, including general economic conditions. Our MSG Media segment experienced decreases in advertising revenues in 2008 and for the six months ended June 30, 2009, in each case as compared with the comparable period in the prior year.

In 2008, Fuse was in transition, implementing a strategy to rebrand the network and more closely integrate its content with our MSG Entertainment business and our venues. Fuse has incurred operating losses and they will likely continue. These losses are expected to decrease in future periods as we refine our strategy and incur expenses to acquire and produce compelling content and market the Fuse brand to effectively position it as a unique multi-platform music destination.

MSG Entertainment

Our MSG Entertainment segment, which, net of inter-segment revenues, represented 30% of our combined revenues for the year ended December 31, 2008, is one of the country’s leaders in live entertainment. Our MSG Entertainment segment creates, produces and/or presents a variety of live productions, including the Radio City Christmas Spectacular, featuring the Rockettes, which is the #1 live holiday family show in America and is seen by more than two million people annually, and the world-renowned Cirque du Soleil’s Wintuk. MSG Entertainment also presents and hosts other live entertainment events, such as concerts, including shows by The Police, Eric Clapton, Jimmy Buffett, Bruce Springsteen, Justin Timberlake, Madonna and the Jonas Brothers; family shows, such as Dora the Explorer, Thomas the Tank Engine and Sesame Street Live; special events such as the premiere of Sex and the City: The Movie, Fashion Rocks, the Tony Awards and appearances by the Dalai Lama; and theatrical productions, such as The Wizard of Oz and Annie, in our diverse collection of venues. MSG Entertainment presents its live entertainment events to audiences both at our six venues in New York, Chicago and Boston and, with respect to our touring productions, at other arenas and theatrical venues.

Revenue Sources

Our primary sources of revenue in our entertainment business are ticket sales to our live audiences for events that we promote or co-promote (“Promote”) and license fees for our venues paid by third-party promoters in connection with events that we do not Promote. We also derive smaller amounts of revenue from other sources, including from a portion of suite licensing fees at The Garden and from facility and ticketing fees, concessions, sponsorships, merchandising and tours of our venues. The levels of revenue and expense we record in our MSG Entertainment segment for a given event depends to a significant extent on whether we are Promoting the event or are licensing our venue to a third-party promoter.

Ticket Sales and Suite Licenses

For our productions and for entertainment events in our venues that we Promote, we recognize revenues from the sale of tickets to our audiences. We sell tickets to the public through our box office, on our websites and through ticket agencies. The amount of revenue we earn from ticket sales depends on the number of shows and the mix of events that we Promote, the seating capacity of the venue used, the extent to which we can sell our seating capacity and our average ticket prices.

The Garden has 89 club suites and ten other premium seating products that are licensed annually. Suite licenses at The Garden are generally sold to corporate customers pursuant to multi-year licenses. Under standard suite licenses, the licensees pay an annual license fee, which varies depending on the location of the suite. The license fee includes, for each seat in the suite, tickets for events at The Garden for which tickets are sold to the general public, subject to certain exceptions. In addition, suite holders pay for food and beverage service in their suite at The Garden. Revenues from the sale of suite licenses are shared between our MSG Entertainment and MSG Sports segments.

Venue License Fees

For entertainment events held at our venues that we do not produce or Promote, we earn venue license fees from the third-party promoter of the event. These events include theatrical productions and other events, such as concerts, award shows, family shows and trade shows. The amount of license fees we charge varies by venue and by the complexity of the production, among other factors. Our fees include both the cost of renting space in our venues and costs for providing production services, such as front-of-house and back-of-house staff, including stagehands, box office staff, ushers and security staff, staging, lighting and sound, and building services.

Whether we are Promoting an event or licensing our venues to a third party promoter has a significant impact on the level of revenues and the costs that we record in our MSG Entertainment segment.

Facility and Ticketing Fees

For all entertainment events held in our venues, we also earn additional revenues on substantially all tickets sold, whether we Promote the event or license the venue to a third party. These revenues are earned in the form of certain fees and assessments including the facility fee we charge on each ticket sold, and varies by venue.

Concessions

We sell food and beverages during all entertainment events held at our venues. In addition to concession-style sales of food and beverages, which represent the majority of our concession revenues, we also provide catering for our suites at The Garden.

Merchandise

We earn revenues from the sale of merchandise relating to our proprietary productions and other live entertainment events that take place at our venues. The majority of our merchandise revenues are generated through on-site sales during performances of our productions and other live events. We also generate revenues from the sales of our Radio City Christmas Spectacular merchandise, such as DVDs, CDs, and books, through traditional retail channels. Typically, revenues from our merchandise sales at our non-proprietary events relate to sales of merchandise provided by the artist, the producer or promoter of the event.

Venue Signage and Sponsorship

We earn revenues through the sale of signage space at our venues and sponsorship rights in connection with our productions and other live entertainment events. Signage sales generally involve the sale of advertising space within The Garden during entertainment events and otherwise in our theaters.

Sponsorship rights may require us to use the name, logos and other trademarks of a sponsor in our advertising and in promotions for our venues, productions and other live entertainment events. Sponsorship arrangements may be exclusive within a particular sponsorship category or non-exclusive and generally permit a sponsor to use the name, logos and other trademarks of our productions and events in connection with their own advertising and in promotions in our venues or in the community.

Expenses

Our MSG Entertainment segment’s principal expenses are payments made to performers and co-promoters, staging costs and day-of event costs associated with events, and advertising costs. We charge a portion of our actual expenses associated with the ownership, lease, maintenance and operation of our venues, along with a portion of our corporate expenses to our MSG Entertainment segment. However, the operating results of our MSG Entertainment segment benefit from the fact that no rent is imposed on our MSG Entertainment segment for events that it presents at our owned venues (The Garden, The Theater at Madison Square Garden and The Chicago Theatre). We do not allocate to our segments any of the depreciation and amortization charges related to The Garden and The Theater at Madison Square Garden.

Performer Payments

Our productions are performed by talented actors, dancers, singers and entertainers. In order to attract and retain this talent, we are required to pay our performers an amount that is commensurate both with their ability and with demand for their services from other entertainment companies.

Our productions, including the Radio City Christmas Spectacular, typically feature ensemble casts (such as the Rockettes), where there is no single “headline” performer. As a result, most of our performers are paid based on a standard “scale”, pursuant to collective bargaining agreements we negotiate with the performers’ unions.

Staging Costs

Staging costs for our proprietary events as well as others that we Promote include the costs of sets, lighting, display technologies, special effects, sound and all of the other technical aspects involved in presenting a live entertainment event. These costs vary substantially depending on the nature of the particular show, but tend to be highest for large-scale theatrical productions, such as the Radio City Christmas Spectacular. For concerts we Promote, the performer usually provides a fully-produced show. As with performer salaries, the staging costs associated with a given production are an important factor in our determination of ticket prices.

Day-of-event Costs

For days on which MSG Entertainment stages its productions, Promotes an event or provides one of our venues to a third party promoter under a license fee arrangement, it is charged the variable costs associated with such event, including box office personnel, stage hands, ticket takers, ushers, security, and other similar expenses. Where we are receiving a license fee from a third-party promoter, we will typically charge these variable costs to the promoter.

Marketing and Advertising Costs

We incur significant costs promoting our productions and other events through outdoor and newspaper advertisements, television and radio advertising and online marketing. In light of the intense competition for entertainment events, especially in the New York metropolitan area, such expenditures are a necessity to drive interest in our productions and encourage members of the public to purchase tickets to our shows.

Touring Expenses

For productions that we take on the road, such as the Radio City Christmas Spectacular, we must pay the logistical costs associated with travel and equipment, as well as fees and expenses, including the costs of venue staff, for the use of third party venues.

Factors Affecting Operating Results

The operating results of our MSG Entertainment segment are largely dependent on the continued success of our Radio City Christmas Spectacular as well as our ability to attract concerts, family shows and other events to our venues. Our MSG Entertainment segment had recorded operating profits in 2007 and 2006, but it recognized a small operating loss in 2008, reflecting the economic environment, particularly in the fourth quarter of the year when our Radio City Christmas Spectacular was presented.

The success of the Radio City Christmas Spectacular and, to a lesser extent, Wintuk, has allowed us to invest in the development of the touring versions of the Radio City Christmas Spectacular, which did not contribute to operating income in 2008. However, we believe this investment will benefit our future periods’ operating results.

We are pursuing a strategy of opportunistically acquiring, building or obtaining control of theater venues in additional major markets. It is likely that any such new venues will not initially contribute to operating income, but will be expected to become operationally profitable over time.

MSG Sports

Our MSG Sports segment, which, net of inter-segment revenues, represented 29% of our combined revenues for the year ended December 31, 2008, owns and operates sports franchises, including the New York Knicks, a founding member of the NBA and the New York Rangers, one of the “original six” franchises of the NHL. MSG Sports also owns and operates the New York Liberty of the WNBA, one of the league’s founding franchises, and the Hartford Wolf Pack of the AHL, which is the primary player development team for the Rangers, and is competitive in its own right in the AHL. The Knicks, Rangers and Liberty play their home games at The Garden. Our sports business also features other sports properties, including the presentation of a wide variety of premier live sporting events including professional boxing, college basketball (The Big East Tournament, Jimmy V Classic, Post-season NIT Finals and, on occasion, Duke University games), track and field (The Millrose Games) and tennis (The BNP Paribas Showdown for the Billie Jean King Cup, which features the women winners of the previous year’s Grand Slam tennis events).

Revenue Sources

We earn revenue in our MSG Sports segment from several primary sources: ticket sales and a portion of our suite license fees at The Garden, our share of distributions from league-wide national and international television contracts and other league-wide revenue sources, in-venue signage and sponsorships, concessions and merchandising. We also earn venue license fees, primarily from the rental of The Garden to third-party promoters holding their sports events at our arena. The amount of revenue we earn is influenced by many factors, including the popularity and on-court or on-ice performance of our professional sports teams and general economic conditions. Our MSG Sports segment also earns substantial fees from our MSG Media segment for the right to telecast the games of our professional sports teams. These inter-segment revenues are eliminated in our combined financial statements.

Ticket Sales, Suite Licenses, Venue Licenses, Facility Fees and Charges

Ticket sales constitute the largest single source of revenue for our MSG Sports segment. We sell tickets to our sports teams’ home games through season tickets, which are typically held by long-term season subscribers, and through single-game tickets, which are purchased by fans either individually or in multi-game packages. The prices of our tickets vary, depending on the sports team and the location of the seats. We review and set the price of our tickets before the start of each teams’ season. We also earn revenue from the sale of tickets to live sporting events that we promote other than Knicks, Rangers and Liberty games.

The Garden has 89 club suites and ten other premium seating products that are licensed annually. Suite licenses at The Garden are generally sold to corporate customers pursuant to multi-year licenses. Under standard suite licenses, the licensees pay an annual license fee, which varies depending on the location of the suite. The license fee includes, for each seat in the suite, tickets for events at The Garden for which tickets are sold to the general public, subject to certain exceptions. In addition, suite holders pay for food and beverage service in their suite at The Garden. Revenues from the sale of suite licenses are shared between our MSG Entertainment and MSG Sports segments.

In addition to Knicks, Rangers and Liberty home games, we also present at our venues other live sporting events, such as boxing matches, tennis, college basketball and track and field meets. When we act as the Promoter of such events, we earn revenues from ticket sales and incur expenses associated with the event. When these events are promoted by third party promoters, we earn revenues from the venue license fee we charge to such promoter for use of our venues. When licensing our venues, the amount recorded as revenue also includes the event’s variable costs such as the costs of front-of-house and back-of-house staffs, including union laborers, box office staff, ushers, security and building services, which we pass along to the promoter. The mix of live sporting events, including whether we are the promoter of an event or license our venues to a third party promoter, has a significant effect on the level of revenues and event related costs that we report in our MSG Sports segment.

Our MSG Sports segment revenues also include proceeds from certain fees and assessments added to ticket prices for events held at our venues, regardless of whether we act as Promoter for such events. This currently includes a facility fee on tickets to all events at our facilities, except for team season tickets and certain other limited exceptions.

Telecast Rights

We earn revenue from the sale of telecast rights for our sports teams’ home and away games and also through the receipt of our share of fees paid for league-wide telecast rights, which are awarded under contracts negotiated and administered by each league.

Telecast rights for the Knicks and Rangers are held by MSG Networks, pursuant to inter-segment arrangements between our MSG Sports and MSG Media segments. The financial success of our MSG Sports segment is largely dependent on the rights fees we receive from our MSG Media segment in connection with the telecast of our Knicks and Rangers games. These inter-segment fees are eliminated in our combined financial statements.

National and international telecast arrangements differ by league. Fees paid by telecasters under these arrangements are pooled by each league and then generally shared equally among all teams.

Venue Signage and Sponsorships

We earn revenues through the sale of signage space at The Garden and sponsorship rights in connection with our sports teams and certain other sporting events. Signage sales generally involve the sale of advertising space within The Garden during our teams’ home games and includes the sale of signage on the ice and on the boards of the hockey rink during Rangers games, courtside during Knicks and Liberty games, or on the various scoreboards and display panels at The Garden. We offer both television camera-visible and non-camera-visible signage space.

Sponsorship rights generally require us to use the name, logos and other trademarks of a sponsor in our advertising and in promotions for our sports teams and during our sports events. Sponsorship arrangements may be exclusive within a particular sponsorship category or non-exclusive and generally permit a sponsor to use the name, logos and other trademarks of our sports teams in connection with their own advertising and in promotions on-court, on-ice or in the community.

Concessions

We sell food and beverages during all sporting events held at our venues. In addition to concession-style sales of food and beverages, which represent the majority of our concession revenues, we also provide higher-end dining at our full service restaurants and catering for suites at The Garden.

Merchandise

We earn revenues from the sale of our sports teams’ merchandise both through the in-venue (and in some cases, on-line) sale of items bearing the logos or other marks of our sports teams and through our share of league distributions of royalty and other revenues from the league’s licensing of team and league trademarks, which revenues are generally shared equally among the teams in the leagues. By agreement among the teams, each of the leagues in which we operate act as agent for the teams to license their logos and other marks, as well as the marks of the leagues, subject to certain rights retained by the teams to license these marks within their arenas and the geographic areas in which they operate.

Expenses

The most significant expenses in our MSG Sports segment are player and team personnel salaries and charges for transactions relating to players for career and season-ending injuries and waivers and termination costs of players and other team personnel, although we also incur costs for travel, player insurance, league assessments (including a 6% NBA assessment on regular season ticket sales), NHL revenue sharing, and NBA luxury tax. We charge a portion of our actual expenses associated with the ownership, lease, maintenance and operation of our venues, along with a portion of our corporate expenses to our MSG Sports segment. However, the operating results of our teams and our MSG Sports segment benefit from the fact that no rent charge is allocated to the teams or to our MSG Sports segment for games or other sporting events that it presents at The Garden. We do not allocate to our segments any of the depreciation and amortization charges of The Garden and The Theater at Madison Square Garden.

Player Salaries and League Payments

The amount we pay an individual player is determined by negotiation between the player (typically represented by an agent) and us, and is generally influenced by the player’s individual playing statistics, by the amounts paid to players with comparable playing statistics by other sports teams and by restrictions in the collective bargaining agreements (“CBA”), including the salary caps. Each league is party to a CBA with the respective players association that contains restrictions on when players may move between league clubs following expiration of their contracts and what rights their current and former clubs have. Our most significant player expenses generally come from signing unrestricted free agents, because players are generally able to negotiate the highest salary when they become unrestricted free agents.

The NBA CBA was last negotiated in 2005 and expires in 2011, with the NBA having a one-year extension option. The NBA CBA contains a “soft” salary cap (i.e., a cap on each team’s aggregate salaries but with certain exceptions that enable teams to pay more, sometimes substantially more than the cap). The NBA CBA also provides that players receive a designated percentage of league-wide revenues (generally between 57% and 58% depending on the level of league-wide revenues and other factors), and the teams retain the remainder. This provision does not apply on a team-by-team basis and accordingly we may pay our players a higher or lower portion of our revenues than other NBA teams.

Throughout each season, NBA teams withhold a portion of each player’s salary and contribute the withheld amounts to an escrow account. If the league’s aggregate player compensation exceeds the designated percentage of league-wide revenues, some or all of such escrowed amounts are distributed equally to all NBA teams. The NBA CBA also provides for a luxury tax that is applicable to all teams with aggregate player salaries exceeding a threshold that is set prior to each season based upon league-wide revenues (as defined under the CBA). The luxury tax is generally equal to the amount by which a team’s aggregate player salaries exceed such threshold. The aggregate luxury tax payments collected by the league are distributed in equal one-thirtieth shares to non-taxpaying teams. The NBA also has a revenue assistance program, by which a pool of revenues (up to a maximum of $49,000 per season) are collected from a combination of the undistributed luxury tax discussed above and contributions from teams (a portion of which is based on revenues) and are then distributed to lower revenue teams that meet certain operating requirements. We record our combined luxury tax and revenue assistance expense net of the amount we expect to receive from the escrow. Our net provision for these items for the year ended December 31, 2008 was $20,900.

The NBA also imposes on each team a 6% assessment on regular season ticket revenue and an assessment of between 45% and 55% on playoff ticket revenue, depending on the number of home games played.

The current NHL CBA was last negotiated in 2005 and expires in 2011, with the players association having a one-year extension option. The NHL CBA contains a “hard” salary cap (i.e., teams may not exceed a stated maximum that is adjusted each season based upon league-wide revenues). The NHL CBA provides that players receive a designated percentage of league-wide revenues (between 54% and 57% depending on the level of league-wide revenues), and the teams retain the remainder. This provision does not apply on a team-by-team basis and accordingly we may pay our players a higher or lower portion of our revenues than other NHL teams.

Throughout each season, NHL teams withhold a portion of each player’s salary and contribute the withheld amounts to an escrow account. If the league’s aggregate player compensation exceeds the designated percentage of league-wide revenues, some or all of the escrowed amounts are retained by the league and distributed as follows: first, to fund a portion of the revenue sharing pool as described below, then disproportionately to certain lower-payroll teams, and then to all teams in equal shares.

The NHL CBA also provides for a revenue sharing plan that generally requires the distribution of a pool of approximately 4.5% of league-wide revenues to certain qualifying lower-revenue teams. This pool is funded from a combination of the escrow amounts discussed above, league-wide revenues, payments by teams participating in the playoffs and disproportionate contributions by the top ten revenue earning teams (based on preseason and regular season revenues). The Rangers are consistently among the top ten revenue teams and, accordingly, contribute to this pool on a disproportionate basis. We record our revenue sharing expense net of the amount we expect to receive from the escrow. Our net provision for these items for the year ended December 31, 2008 was $8,500 (including $3,800 related to playoffs).

Other Expenses

Our sports teams also pay expenses associated with day-to-day operations, including for travel, equipment maintenance and selling, general and administrative expenses. Direct variable day-of-event costs incurred at The Garden, such as the costs of front-of-house and back-of-house staff, including union laborers, box office staff, ushers, security, and event production are charged to our MSG Sports segment. We charge a portion of our actual expenses associated with the ownership, lease, maintenance and operation of our venues, along with a portion of our corporate expenses to our MSG Sports segment. However, the operating results of our teams and our MSG Sports segment benefit from the fact that no rent is imposed on the teams or to the segment for use of The Garden. We do not allocate to our segments any of the depreciation and amortization charges relating to The Garden and The Theater at Madison Square Garden. Operating costs of the Company’s training facility in Greenburgh, New York and the operating and maintenance costs of the aircraft that the Company owns are also charged to our MSG Sports segment. The operation of our Hartford Wolf Pack is also a net Ranger player development expense for our MSG Sports segment.

Factors Affecting Our Operating Results

The operating results of our MSG Sports segment are largely dependent on the continued popularity and/or on-ice or on-court competitiveness of our Knicks and Rangers teams, which has a direct effect on ticket sales for the teams’ home games, which is each teams’ largest single source of revenue.

Our MSG Sports segment has incurred substantial operating losses in each of the last three years and in the six months ended June 30, 2009. These losses primarily reflect the impact of high costs for player salaries (including NBA luxury tax) and salaries of non-player team personnel. In addition, we incurred significant charges in each of those years for career- and season-ending injuries of players and for waivers and terminations of players and other team personnel, including team executives. Waiver and termination costs reflect our efforts to improve the competitiveness of our teams. These transactions can result in significant charges as the Company recognizes the estimated ultimate costs of these events in the periods in which they occur, although amounts due to these individuals are generally paid over their remaining contract terms. For example, the expense for these items was approximately $60,200, $4,300, $16,900 and $23,500 in 2006, 2007, 2008 and for the six months ending June 30, 2009, respectively. These expenses add to the volatility of the results of our MSG Sports segment. We expect to continue to pursue opportunities to improve the overall quality of our teams and our efforts may result in continued significant expenses and charges. Such expenses and charges may result in future operating losses for our MSG Sports segment.

Impact of Current Economic Conditions

Our future performance is dependent, to a large extent, on general economic conditions, including capital market conditions, the impact of direct competition, our ability to manage our businesses effectively and our relative strength and leverage in the marketplace, both with suppliers and customers.

Continuation of the economic downturn and the global financial crisis may lead to lower demand for suite licenses and tickets to the games of our sports teams and to our live productions, as well as lower levels of sponsorship, venue signage and television advertising. We have already experienced some of these effects during this economic downturn, including a reduction in the renewal of certain of our suite licenses and a lower level of arena event bookings, and any continuation could adversely affect our future results of operations, cash flows and financial position.

Combined Results of Operations

The following tables below set forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net. All dollar amounts included in the following combined results of operations are presented in thousands, except as otherwise noted.

STATEMENT OF OPERATIONS DATA

	Six Months Ended June 30,				(Increase)
	2009		2008		Decrease
		% of Net		% of Net	in Net
	Amount	Revenues	Amount	Revenues	Loss
	(Unaudited)

Revenues, net	$488,654	100%	$484,582	100%	$4,072
Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	329,328	67	336,559	69	7,231
Selling, general and administrative	139,680	29	131,062	27	(8,618)
Depreciation and amortization	30,496	6	32,833	7	2,337

Operating loss	(10,850)	(2)	(15,872)	(3)	5,022
Other income (expense):
Interest income (expense), net	(668)	—	2,045	—	(2,713)
Miscellaneous	2,000	—	—	—	2,000

Loss from operations before income taxes	(9,518)	(2)	(13,827)	(3)	4,309
Income tax benefit	3,678	1	4,756	1	(1,078)

Net loss	$(5,840)	(1)%	$(9,071)	(2)%	$3,231

	Years Ended December 31,				(Increase)
	2008		2007		Decrease
		% of Net		% of Net	in Net
	Amount	Revenues	Amount	Revenues	Loss

Revenues, net	$1,042,958	100%	$1,002,182	100%	$40,776
Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	724,904	70	635,108	63	(89,796)
Selling, general and administrative	270,065	26	243,196	24	(26,869)
Gain on curtailment of pension plans	—	—	(15,873)	2	(15,873)
Restructuring expense	—	—	221	—	221
Depreciation and amortization	66,231	6	62,223	6	(4,008)

Operating income (loss)	(18,242)	(2)	77,307	8	(95,549)
Other income (expense):
Interest income, net	1,919	—	11,607	1	(9,688)
Miscellaneous	—	—	(1,000)	—	1,000

Income (loss) from operations before income taxes	(16,323)	(2)	87,914	9	(104,237)
Income tax benefit (expense)	11,387	1	(45,031)	(4)	56,418

Net income (loss)	$(4,936)	—%	$42,883	4%	$(47,819)

	Years Ended December 31,				Increase
	2007		2006		(Decrease)
		% of Net		% of Net	in Net
	Amount	Revenues	Amount	Revenues	Income

Revenues, net	$1,002,182	100%	$905,196	100%	$96,986
Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	635,108	63	637,090	70	1,982
Selling, general and administrative	243,196	24	222,962	25	(20,234)
Gain on curtailment of pension plans	(15,873)	2	—	—	15,873
Restructuring expense	221	—	143	—	(78)
Depreciation and amortization	62,223	6	64,995	7	2,772

Operating income (loss)	77,307	8	(19,994)	(2)	97,301
Other income (expense):
Interest income, net	11,607	1	6,212	1	5,395
Miscellaneous	(1,000)	—	(250)	—	(750)

Income (loss) from operations before income taxes	87,914	9	(14,032)	(2)	101,946
Income tax benefit (expense)	(45,031)	(4)	1,173	—	(46,204)

Income (loss) before cumulative effect of a change in accounting principle	42,883	4	(12,859)	(1)	55,742
Cumulative effect of a change in accounting principle, net of taxes	—	—	(238)	—	238

Net income (loss)	$42,883	4%	$(13,097)	(1)%	$55,980

In the following discussion of the combined results of operations of the Company, the segment financial information, including the discussion related to individual line items, does not reflect inter-segment eliminations unless specifically indicated. See “Business Segment Results” within the discussion of each of the comparative financial periods for a more detailed discussion relating to the operating results of our segments.

Comparison of Combined Six Months Ended June 30, 2009 Versus Six Months Ended June 30, 2008

Combined Results

Revenues, net for the six months ended June 30, 2009 increased $4,072 (1%) as compared to revenues, net for the same period in 2008. The net increase is attributable to the following:

Increase in MSG Media segment revenues, net	$18,049
Decrease in MSG Entertainment segment revenues, net	(10,827)
Decrease in MSG Sports segment revenues, net	(1,616)
Inter-segment eliminations	(1,534)

$4,072

Technical and operating expenses (excluding depreciation and amortization) include primarily:

•	contractual compensation expense pursuant to employment agreements with the personnel of our professional sports teams;

•	cost of team personnel transactions for career- and season-ending player injuries, net of anticipated insurance recoveries, and waivers and termination costs of players and other team personnel;

•	payments we make to obtain the contractual rights to carry certain live sporting events on our networks;

•	other programming and production costs of our networks;

•	event costs related to the presentation and production of our entertainment and live sporting events;

•	venue lease, maintenance and operating expenses; and

•	the cost of food and beverage and merchandise sold.

Technical and operating expenses (excluding depreciation and amortization) for the six months ended June 30, 2009 decreased $7,231 (2%) as compared to the same period in 2008. The net decrease is attributable to the following:

Decrease in MSG Media segment expenses	$(3,181)
Increase in MSG Entertainment segment expenses	5,271
Decrease in MSG Sports segment expenses	(7,819)
Increase in other expenses	27
Inter-segment eliminations	(1,529)

$(7,231)

As a percentage of revenues, net, technical and operating expenses decreased 2% for the six months ended June 30, 2009 as compared to the same period in 2008.

Selling, general and administrative expenses primarily consist of administrative costs, including compensation, severance and professional fees, and sales, marketing and non-event related advertising expenses. Selling, general and administrative expenses for the six months ended June 30, 2009 increased $8,618 (7%) as compared to the same period in 2008. The net increase is attributable to the following:

Decrease in MSG Media segment expenses	$(782)
Increase in MSG Entertainment segment expenses	3,755
Increase in MSG Sports segment expenses	19,003
Decrease in litigation expense not allocated to segments	(13,782)
Increase in other expenses	424

$8,618

As a percentage of revenues, net, selling, general and administrative expenses increased 2% for the six months ended June 30, 2009 as compared to the same period in 2008.

Depreciation and amortization for the six months ended June 30, 2009 decreased $2,337 (7%) as compared to the same period in 2008 resulting primarily from certain fixed assets and intangible assets becoming fully depreciated or amortized, partly offset by higher depreciation related to fixed asset additions.

Interest income (expense), net for the six months ended June 30, 2009 decreased $2,713 (133%) as compared to 2008. The net decrease reflects lower interest income of $1,719 and was primarily attributable to our use of cash to make a non-interest bearing advance in the amount of $60,000 to a subsidiary of Cablevision in 2008 and due to lower interest rates. As of June 30, 2009, the total amount of advances outstanding to a subsidiary of Cablevision was $190,000.

Income taxes

The Company operated as a partnership during the periods presented. However, the income tax expense or benefit and deferred tax liability presented are determined as if Madison Square Garden, Inc. had owned all of the partnership interests in MSG L.P. for all periods presented notwithstanding that the contribution of such interests in MSG L.P. has not yet occurred. The Company’s provision for income taxes is based on current period income and changes in deferred tax assets and liabilities.

Income tax benefit for the six months ended June 30, 2009 and 2008 of $3,678 and $4,756, respectively, differs from the income tax benefit derived from applying the federal statutory rate to the pretax loss due principally to state income taxes, tax benefit resulting from nontaxable disability insurance proceeds of $684 in the 2009 period, tax expense of $594 resulting from nondeductible disability insurance premiums in the 2008 period and tax expense resulting from nondeductible expenses of $871 and $1,175 for the six months ended June 30 2009 and 2008, respectively.

Prior to the Distribution, Cablevision will transfer to the Company the Cablevision subsidiaries which own, directly or indirectly, all of the partnership interests in MSG L.P. This change in legal structure will result in a change in the net deferred tax liability due to: (i) the difference in the deferred tax asset for net operating loss carry forwards based upon the separate return method as compared to the amount determined under applicable federal tax law and (ii) a difference resulting from using an estimated applicable corporate tax rate to measure deferred tax assets and liabilities based on the state income tax apportionment factors of the Company as compared to the historical estimated applicable corporate tax rates used by Cablevision. The Company will have an insignificant amount of net operating loss carry forwards immediately subsequent to the Distribution.

Business Segment Results

MSG Media

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net, for the Company’s MSG Media segment.

	Six Months Ended June 30,
	2009		2008		Increase in
		% of Net		% of Net	Operating
	Amount	Revenues	Amount	Revenues	Income

Revenues, net	$232,058	100%	$214,009	100%	$18,049
Technical and operating expenses (excluding depreciation and amortization)	108,586	47	111,767	52	3,181
Selling, general and administrative expenses	43,512	19	44,294	21	782
Depreciation and amortization	10,505	5	11,290	5	785

Operating income	$69,455	30%	$46,658	22%	$22,797

Revenues, net for the six months ended June 30, 2009 increased $18,049 (8%) as compared to revenues, net for the same periods in 2008. The net increase is attributable to the following:

Increase in affiliation fee revenue, primarily at MSG Networks (see discussion below)	$18,756
Decrease in advertising revenue (see discussion below)	(1,448)
Other net increases	741

$18,049

The increase in affiliation fee revenue discussed above was primarily attributable to increases in contractual affiliation rates and higher subscriber counts. Most of MSG Media’s affiliation agreements provide for rate increases effective January 1 of each year. These increases are expected to result in similar affiliation fee revenue increases during the remainder of 2009 compared to the same period in 2008.

The decrease in advertising revenue discussed above reflects lower advertising revenues at MSG Networks due primarily to lower per game advertising revenues for the sports teams which were partially offset by higher advertising revenues at Fuse due primarily to higher ratings.

Technical and operating expenses (excluding depreciation and amortization) for the six months ended June 30, 2009 decreased $3,181 (3%) as compared to the same period in 2008. The net decrease is attributable to the following:

Increase in rights fees	$2,324
Decrease due to lower levels of other production costs	(5,505)

$(3,181)

As a percentage of revenues, net, technical and operating expenses decreased 5% during the six months ended June 30, 2009 as compared to the same period in 2008.

Selling, general and administrative expenses for the six months ended June 30, 2009 decreased $782 (2%) as compared to the same period in 2008. The net decrease is attributable to the following:

Decrease due to lower marketing costs, primarily at Fuse (see discussion below)	$(4,104)
Increase due to higher employee salaries and related benefits	4,764
Other net decreases	(1,442)

$(782)

Marketing costs at Fuse for the six months ended June 30, 2009 were lower as compared to the same period in 2008, which reflected marketing initiatives taken in 2008 to rebrand Fuse as a national network primarily dedicated to music, along with providing marketing support for Fuse’s 2008 programming initiatives.

As a percentage of revenues, net, selling, general and administrative expenses decreased 2% during the six months ended June 30, 2009 as compared to the same period in 2008.

Depreciation and amortization for the six months ended June 30, 2009 decreased $785 (7%) as compared to the same period in 2008 resulting primarily from lower amortization of intangible assets of $1,214 for the six months ended June 30, 2009 compared to the same period in 2008 due to certain intangible assets becoming fully amortized.

MSG Entertainment

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for the Company’s MSG Entertainment segment.

	Six Months Ended June 30,
	2009		2008		Increase in
		% of Net		% of Net	Operating
	Amount	Revenues	Amount	Revenues	Loss

Revenues, net	$79,032	100%	$89,859	100%	$(10,827)
Technical and operating expenses (excluding depreciation and amortization)	77,111	98	71,840	80	(5,271)
Selling, general and administrative expenses	29,522	37	25,767	29	(3,755)
Depreciation and amortization	5,049	6	4,785	5	(264)

Operating loss	$(32,650)	(41)%	$(12,533)	(14)%	$(20,117)

Revenues, net for the six months ended June 30, 2009 decreased $10,827 (12%) as compared to revenues, net for the same period in 2008. The net decrease is attributable to the following:

Decrease in revenues from the winter themed production, Wintuk, due primarily to fewer shows in January 2009 than in January 2008	$(1,686)
Increase in revenues from the presentation of the Radio City Christmas Spectacular (see discussion below)	2,107
Net decrease in revenues from the presentation of other live entertainment events (see discussion below)	(7,654)
Other net decreases	(3,594)

$(10,827)

The increase in revenues from the presentation of the Radio City Christmas Spectacular discussed above primarily reflects revenues from the launch of a new arena-sized Radio City Christmas Spectacular touring show for the 2008 holiday season (including January 2009) during the six months ended June 30, 2009 with no comparable performances during the same period in 2008.

The net lower revenues from the presentation of other live entertainment events discussed above were primarily due to lower attendance, primarily attributable to fewer concerts and other entertainment events, and the change in the mix of events (for example, venue licensing rather than Promotions, the nature of the shows and the venues selected).

Technical and operating expenses (excluding depreciation and amortization) for the six months ended June 30, 2009 increased $5,271 (7%) as compared to the same period in 2008. The net increase is attributable to the following:

Increase in venue operating costs including the impact of a new venue booking agreement for the Wang Theatre	$3,738
Net increase in expenses from the presentation of the Radio City Christmas Spectacular discussed above	1,873
Net increase in expenses associated with other live entertainment events discussed above due primarily to the change in mix of events	1,158
Decrease in show costs related to the winter themed production, Wintuk	(995)
Other net decreases	(503)

$5,271

As a percentage of revenues, net, technical and operating expenses increased 18% during the six months ended June 30, 2009 as compared to the same period in 2008.

Selling, general and administrative expenses for the six months ended June 30, 2009 increased $3,755 (15%) as compared to the same period in 2008. The net increase is attributable to the following:

Increase in employee salaries and related benefits	$3,877
Other net decreases	(122)

$3,755

As a percentage of revenues, net, selling, general and administrative expenses increased 8% during the six months ended June 30, 2009 as compared to the same period in 2008.

MSG Sports

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for the Company’s MSG Sports segment.

	Six Months Ended June 30,				(Increase)
	2009		2008		Decrease in
		% of Net		% of Net	Operating
	Amount	Revenues	Amount	Revenues	Loss

Revenues, net	$210,162	100%	$211,778	100%	$(1,616)
Technical and operating expenses (excluding depreciation and amortization)	175,784	84	183,603	87	7,819
Selling, general and administrative expenses	61,076	29	42,073	20	(19,003)
Depreciation and amortization	5,146	2	5,537	3	391

Operating loss	$(31,844)	(15)%	$(19,435)	(9)%	$(12,409)

Revenues, net for the six months ended June 30, 2009 decreased $1,616 (1%) as compared to revenues, net for the same period in 2008. The net decrease is attributable to the following:

Decrease in sports team playoff related revenues	$(3,750)
Decrease in revenues from other live sporting events (see discussion below)	(2,749)
Increase in sports team regular season ticket related revenue due primarily to higher average ticket prices	2,952
Increase in rights fees charged to MSG Media	1,529
Other net increases	402

$(1,616)

The decrease in revenues from other live sporting events discussed above was primarily due to lower boxing tickets sales mostly attributable to the absence of a large scale boxing event we Promoted in 2008.

Technical and operating expenses (excluding depreciation and amortization) for the six months ended June 30, 2009 decreased $7,819 (4%) as compared to the same period in 2008. The net decrease is attributable to the following:

Decrease in expenses associated with other live sporting events (see discussion below)	$(6,987)
Decrease due to lower net provision for NBA luxury tax (excluding impact of certain team personnel transactions described below)	(3,016)
Decrease due to lower net provisions for NHL revenue sharing (excluding playoffs)	(2,389)
Decrease in net provisions for certain team personnel transactions (including the impact of luxury tax) (see discussion below)	(1,507)
Decrease in sports team playoff related expenses	(1,250)
Increase in team personnel compensation, net of insurance recovery (see discussion below)	4,834
Other net increases	2,496

$(7,819)

The lower expenses associated with other live sporting events primarily reflects the absence of costs associated with a large scale boxing event we Promoted in 2008.

Team personnel transactions discussed above reflect provisions recorded in 2009 and 2008 for season-ending player injuries, net of anticipated insurance recoveries, and waivers, as well as costs of terminations related to other team personnel. The cost of these transactions are recorded when the transaction occurs, but payments owed are generally paid over the remaining contract terms.

The increase in team personnel compensation is net of $4,838 in insurance recoveries related to a player injury in 2009.

As a percentage of revenues, net, technical and operating expenses decreased 3% during the six months ended June 30, 2009 as compared to the same period in 2008.

Selling, general and administrative expenses for the six months ended June 30, 2009 increased $19,003 (45%) as compared to the same period in 2008. The net increase is attributable to the following:

Increase in severance, employee salaries and related benefits (see discussion below)	$20,990
Other net decreases	(1,987)

$19,003

Higher severance, employee salaries and related benefits in the six months ended June 30, 2009 as compared to the same period in 2008 primarily reflects higher severance costs attributable to a separation agreement with a team executive entered into in 2009.

As a percentage of revenues, net, selling, general and administrative expenses increased 9% during the six months ended June 30, 2009 as compared to the same period in 2008.

Comparison of Combined Year Ended December 31, 2008 Versus Year Ended December 31, 2007

Combined Results

Revenues, net for the year ended December 31, 2008 increased $40,776 (4%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase in MSG Media segment revenues, net	$38,482
Decrease in MSG Entertainment segment revenues, net	(8,476)
Increase in MSG Sports segment revenues, net	13,535
Inter-segment eliminations	(2,765)

$40,776

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2008 increased $89,796 (14%) as compared to 2007. The net increase is attributable to the following:

Increase in MSG Media segment expenses	$26,495
Increase in MSG Entertainment segment expenses	22,402
Increase in MSG Sports segment expenses	43,016
Increase in other expenses	639
Inter-segment eliminations	(2,756)

$89,796

As a percentage of revenues, net, technical and operating expenses increased 7% in 2008 as compared to 2007.

Selling, general and administrative expenses for the year ended December 31, 2008 increased $26,869 (11%) as compared to 2007. The net increase is attributable to the following:

Increase in MSG Media segment expenses	$9,435
Increase in MSG Entertainment segment expenses	7,238
Increase in MSG Sports segment expenses	6,962
Increase in litigation expense and settlements not allocated to segments	7,911
Decrease in other expenses	(4,677)

$26,869

The decrease in other expenses discussed above primarily reflects lower other professional fees.

As a percentage of revenues, net, selling, general and administrative expenses increased 2% in 2008 as compared to 2007.

Gain on curtailment of pension plans for the year ended December 31, 2007 amounted to $15,873. As of December 31, 2007, a Company-sponsored qualified defined benefit pension plan covering certain non-union employees and a Company-sponsored, non-qualified unfunded defined benefit pension plan covering certain employees who participate in the underlying qualified plan were amended to freeze all benefits earned through December 31, 2007 and eliminate the ability of participants to earn benefits for future service under these plans.

Depreciation and amortization for the year ended December 31, 2008 increased $4,008 (6%) as compared to 2007. The net increase resulted from higher depreciation of $5,137, which was primarily attributable to the acceleration of depreciation of certain components of The Garden due to its planned renovation, partially offset by lower amortization of intangible assets of $1,129 due primarily to certain intangible assets becoming fully amortized.

Interest income, net for the year ended December 31, 2008 decreased $9,688 (83%) as compared to 2007. The net decrease was primarily attributable to lower levels of interest income caused primarily by our use of cash to make non-interest bearing advances to a subsidiary of Cablevision of $130,000 in 2007 and an additional $60,000 in 2008.

Income tax benefit for the year ended December 31, 2008 of $11,387 differs from the income tax benefit derived from applying the federal statutory tax rate to the pretax loss due principally to state income taxes, tax benefit of $1,555 resulting from nontaxable disability insurance proceeds offset by tax expense of $2,464 relating to nondeductible expenses, and tax benefit of $5,769 resulting from a change in the estimated applicable corporate tax rate used to measure deferred tax assets and liabilities.

Income tax expense for the year ended December 31, 2007 of $45,031 differs from the income tax expense derived from applying the federal statutory tax rate to pretax income due principally to state income taxes, tax expense of $2,362 resulting from nondeductible disability insurance premiums, tax expense of $1,212 relating to nondeductible expenses, and tax expense of $4,385 resulting from a change in the estimated applicable corporate tax rate used to measure deferred tax assets and liabilities.

Business Segment Results

MSG Media

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for the Company’s MSG Media segment.

	Years Ended December 31,				Increase
	2008		2007		(Decrease) in
		% of Net		% of Net	Operating
	Amount	Revenues	Amount	Revenues	Income

Revenues, net	$430,004	100%	$391,522	100%	$38,482
Technical and operating expenses (excluding depreciation and amortization)	227,607	53	201,112	51	(26,495)
Selling, general and administrative expenses	96,004	22	86,569	22	(9,435)
Restructuring expense	—	—	221	—	221
Depreciation and amortization	22,451	5	21,067	5	(1,384)

Operating income	$83,942	20%	$82,553	21%	$1,389

Revenues, net for the year ended December 31, 2008 increased $38,482 (10%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase in affiliation fee revenue (see discussion below)	$43,667
Decrease in advertising revenue (see discussion below)	(7,471)
Other net increases	2,286

$38,482

The increase in affiliation fee revenue was primarily attributable to increases in contractual affiliation rates and higher subscriber counts. Most of MSG Media’s affiliation agreements provide for rate increases effective January 1 of each year.

Advertising revenues at MSG Networks were lower in 2008 as compared to 2007 due primarily to lower per game advertising revenues in the fourth quarter of 2008 for the sports teams. This variance reflected the period’s economic environment. Advertising revenues at Fuse in 2008 as compared to 2007 were also lower primarily as a result of lower program ratings.

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2008 increased $26,495 (13%) as compared to the prior year. The net increase is attributable to the following:

Increase in level of MSG Media rights fee expense due primarily to MSG Networks’ annual sports rights increases	$10,901
Increase in levels of other production costs due primarily to Fuse (see discussion below)	15,594

$26,495

Fuse’s programming and other production costs in 2008 were higher than 2007 as a result of initiatives taken to develop programming in support of our effort to reposition the network as a national multi-platform music network.

As a percentage of revenues, net, technical and operating expenses increased 2% during the year ended December 31, 2008 as compared to the prior year.

Selling, general and administrative expenses for the year ended December 31, 2008 increased $9,435 (11%) as compared to the prior year. The net increase is attributable to the following:

Increase in marketing costs, primarily at Fuse (see discussion below)	$10,960
Other net decreases	(1,525)

$9,435

Marketing costs at Fuse in 2008 were higher than 2007 reflecting marketing initiatives taken to rebrand Fuse as a network primarily dedicated to music, as well as marketing support for the programming initiatives set forth above.

As a percentage of revenues, net, selling, general and administrative expenses remained flat during the year ended December 31, 2008 as compared to the prior year.

Depreciation and amortization for the year ended December 31, 2008 increased $1,384 (7%) as compared to the prior year resulting primarily from higher depreciation expense of $1,401 primarily due to fixed asset additions.

MSG Entertainment

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for the Company’s MSG Entertainment segment.

	Years Ended December 31,
	2008		2007		Increase in
		% of Net		% of Net	Operating
	Amount	Revenues	Amount	Revenues	Loss

Revenues, net	$307,816	100%	$316,292	100%	$(8,476)
Technical and operating expenses (excluding depreciation and amortization)	243,820	79	221,418	70	(22,402)
Selling, general and administrative expenses	55,389	18	48,151	15	(7,238)
Depreciation and amortization	9,407	3	8,718	3	(689)

Operating income (loss)	$(800)	—%	$38,005	12%	$(38,805)

Revenues, net for the year ended December 31, 2008 decreased $8,476 (3%) as compared to revenues, net for the prior year. The net decrease is attributable to the following:

Decrease in revenues from the presentation of the Radio City Christmas Spectacular (see discussion below)	$(8,023)
Net decrease in revenues for the Beacon Theatre, primarily due to a five month shutdown in 2008 for its restoration	(7,805)
Decrease in revenues from the winter themed production, Wintuk, due primarily to lower attendance	(7,414)
Increase due to impact of new venues, primarily The Chicago Theatre acquired in the fourth quarter of 2007	8,126
Net increase in revenues from the presentation of other live entertainment events (see discussion below)	3,494
Other net increases	3,146

$(8,476)

Net lower revenues from the presentation of the Radio City Christmas Spectacular discussed above reflect lower revenues at the show’s presentation at Radio City Music Hall, due primarily to lower attendance. This reduction was offset in part by a net increase in revenues from the show’s touring productions. The increase in revenues from the show’s touring productions was due to the impact of the launch of a new arena-

sized touring show for the 2008 holiday season offset in part by lower revenue for the touring show’s theater presentations which was primarily the result of fewer scheduled performances and lower attendance.

The net higher revenues from the presentation of other live entertainment events discussed above were primarily due to additional entertainment events and the change in the mix of events.

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2008 increased $22,402 (10%) as compared to the prior year. The net increase is attributable to the following:

Net increase in expenses from the presentation of the Radio City Christmas Spectacular (see discussion below)	$16,258
Increase in venue operating costs including the impact of a new venue booking agreement for the Wang Theatre	4,623
Increase in expenses for entertainment events at The Chicago Theatre, which was acquired in the fourth quarter of 2007	4,538
Net increase in expenses associated with the higher revenues from other live entertainment events discussed above	689
Net decrease in show costs related to the winter themed production, Wintuk	(3,162)
Net decrease in event expenses for the Beacon Theatre, primarily due to a five month shutdown in 2008 for its restoration	(3,015)
Other net increases	2,471

$22,402

The net increase in expenses from the presentation of the Radio City Christmas Spectacular shows primarily represents the increased costs associated with the launch of the new arena-sized touring show partly offset by the lower cost associated with the theater touring version of the show, due primarily to fewer scheduled performances.

As a percentage of revenues, net, technical and operating expenses increased 9% during the year ended December 31, 2008 as compared to the prior year.

Selling, general and administrative expenses for the year ended December 31, 2008 increased $7,238 (15%) as compared to the prior year. The net increase is attributable to the following:

Net increase in legal and other professional fees	$2,758
Increase in employee salaries and related benefits	2,159
Other net increases	2,321

$7,238

As a percentage of revenues, net, selling, general and administrative expenses increased 3% during the year ended December 31, 2008 as compared to the prior year.

Depreciation and amortization for the year ended December 31, 2008 increased $689 (8%) as compared to the prior year resulting primarily from higher depreciation expense due to fixed asset additions.

MSG Sports

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for the Company’s MSG Sports segment.

	Years Ended December 31,
	2008		2007		(Increase)
		% of Net		% of Net	Decrease in
	Amount	Revenues	Amount	Revenues	Operating Loss

Revenues, net	$369,333	100%	$355,798	100%	$13,535
Technical and operating expenses (excluding depreciation and amortization)	316,583	86	273,567	77	(43,016)
Selling, general and administrative expenses	86,389	23	79,427	22	(6,962)
Depreciation and amortization	10,706	3	11,783	3	1,077

Operating loss	$(44,345)	(12)%	$(8,979)	(3)%	$(35,366)

Revenues, net for the year ended December 31, 2008 increased $13,535 (4%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase in revenues from other live sporting events (see discussion below)	$8,842
Increase in primarily non-recurring NBA and NHL distributions	6,461
Increase in sports teams’ regular season ticket related revenue due primarily to higher average ticket prices	5,843
Decrease due to termination of the operating agreements for two Connecticut venues effective July 1, 2007	(6,925)
Other net decreases	(686)

$13,535

The increase in revenues from other live sporting events discussed above was primarily due to higher ticket sales mostly attributable to a large scale boxing match we Promoted in 2008 and an increase in the number of events that were Promoted.

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2008 increased $43,016 (16%) as compared to the prior year. The net increase is attributable to the following:

Increase in team personnel compensation	$17,683
Increase in expenses associated with other live sporting events (see discussion below)	12,769
Increase in net provisions for certain team personnel transactions (including the impact of NBA luxury tax) (see discussion below)	12,611
Increase in net provisions for regular season NHL revenue sharing	1,307
Increase in other team operating expenses	2,047
Decrease due to termination of the operating agreements for two Connecticut venues effective July 1, 2007	(6,263)
Other net increases	2,862

$43,016

Team personnel transactions discussed above reflect provisions recorded in 2008 and 2007 for career-ending player injuries, net of anticipated insurance recoveries, and waivers and terminations related to players and other team personnel. The cost of these transactions are recorded when the transaction occurs, but payments owed are generally paid over the remaining contract terms.

The higher expenses associated with other live sporting events primarily reflects the costs associated with a large scale boxing event we Promoted in 2008.

As a percentage of revenues, net, technical and operating expenses increased 9% during the year ended December 31, 2008 as compared to the prior year.

Selling, general and administrative expenses for the year ended December 31, 2008 increased $6,962 (9%) as compared to the prior year. The net increase is attributable to the following:

Increase in employee salaries and related benefits	$6,298
Increase in legal and other professional fees	775
Decrease due to termination of the operating agreements for two Connecticut venues effective July 1, 2007	(2,723)
Other net increases	2,612

$6,962

As a percentage of revenues, net, selling, general and administrative expenses increased 1% during the year ended December 31, 2008 as compared to the prior year.

Depreciation and amortization for the year ended December 31, 2008 as compared to the prior year decreased $1,077 (9%), due primarily to lower amortization expense of intangible assets due primarily to certain intangible assets becoming fully amortized.

Comparison of Combined Year Ended December 31, 2007 Versus Year Ended December 31, 2006

Combined Results

Revenues, net for the year ended December 31, 2007 increased $96,986 (11%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase in MSG Media segment revenues, net	$21,201
Increase in MSG Entertainment segment revenues, net	63,327
Increase in MSG Sports segment revenues, net	12,455
Inter-segment eliminations	3

$96,986

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2007 decreased $1,982 (-%) as compared to 2006. The net decrease is attributable to the following:

Increase in MSG Media segment expenses	$5,514
Increase in MSG Entertainment segment expenses	53,101
Decrease in MSG Sports segment expenses	(60,608)
Inter-segment eliminations	11

$(1,982)

As a percentage of revenues, net, technical and operating expenses decreased 7% in 2007 as compared to 2006.

Selling, general and administrative expenses for the year ended December 31, 2007 increased $20,234 (9%) as compared to 2006. The net increase is attributable to the following:

Increase in expenses of the MSG Media segment	$6,909
Increase in expenses of the MSG Entertainment segment	5,394
Decrease in expenses of the MSG Sports segment	(2,158)
Increase in litigation expense and settlements not allocated to segments	8,115
Increase in other expenses	1,974

$20,234

As a percentage of revenues, net, selling, general and administrative expenses decreased 1% in 2007 as compared to 2006.

Gain on curtailment of pension plans for the year ended December 31, 2007 amounted to $15,873. As of December 31, 2007, a Company sponsored qualified defined benefit pension plan covering certain non-union employees and a Company sponsored non-qualified unfunded defined benefit pension plan covering certain employees who participate in the underlying qualified plan were amended to freeze all benefits earned through December 31, 2007 and eliminate the ability of participants to earn benefits for future service under these plans.

Depreciation and amortization for the year ended December 31, 2007 decreased $2,772 (4%) as compared to 2006, as a result of lower depreciation primarily caused by certain assets becoming fully depreciated.

Interest income, net for the year ended December 31, 2007 increased $5,395 (87%) as compared to 2006. The net increase was primarily attributable to higher levels of interest income caused primarily by higher levels of cash and cash equivalents and higher interest rates. At December 31, 2007, the Company had a non-interest bearing advance outstanding to a subsidiary of Cablevision of $130,000.

Income tax expense for the year ended December 31, 2007 of $45,031 differs from the income tax expense derived from applying the federal statutory tax rate to pretax income due principally to state income taxes, tax expense of $2,362 resulting from nondeductible disability insurance premiums, tax expense of $1,212 relating to nondeductible expenses, and tax expense of $4,385 resulting from a change in the estimated applicable corporate tax rates used to measure deferred tax assets and liabilities.

Income tax benefit for the year ended December 31, 2006 of $1,173 differs from the income tax benefit expected from applying the federal statutory tax rate to the pretax loss due principally to state income taxes, tax expense of $2,310 resulting from nondeductible disability insurance premiums, tax expense of $859 relating to nondeductible expenses and tax expense of $869 resulting from a change in the estimated applicable corporate tax rates used to measure deferred tax assets and liabilities.

Business Segment Results

MSG Media

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for the Company’s MSG Media segment.

	Years Ended December 31,
	2007		2006		Increase
		% of Net		% of Net	(Decrease) in
	Amount	Revenues	Amount	Revenues	Operating Income

Revenues, net	$391,522	100%	$370,321	100%	$21,201
Technical and operating expenses (excluding depreciation and amortization)	201,112	51	195,598	53	(5,514)
Selling, general and administrative expenses	86,569	22	79,660	22	(6,909)
Restructuring expense	221	—	143	—	(78)
Depreciation and amortization	21,067	5	22,220	6	1,153

Operating income	$82,553	21%	$72,700	20%	$9,853

Revenues, net for the year ended December 31, 2007 increased $21,201 (6%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase in affiliation fee revenue, primarily at MSG Networks	$26,220
Decrease in advertising revenue, primarily at MSG Networks	(3,396)
Other net decreases	(1,623)

$21,201

The increase in affiliation fee revenue was primarily attributable to increases in contractual affiliation rates and higher subscriber counts. Most of MSG Media’s affiliation agreements provide for rate increases effective January 1 of each year.

Lower advertising revenues at MSG Networks was due primarily to lower per game advertising revenue for the sports teams presented. Lower advertising revenues at Fuse was due primarily to lower ratings.

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2007 increased $5,514 (3%) as compared to the prior year. The net increase is attributable to the following:

Increase in production costs at MSG Networks, primarily related to expanding original programming	$5,551
Increase in rights expense at MSG Networks due primarily to annual sports rights rate increases	2,730
Decrease in levels of licensed programming costs and other production costs at Fuse	(2,767)

$5,514

As a percentage of revenues, net, technical and operating expenses decreased 2% during the year ended December 31, 2007 as compared to the prior year.

Selling, general and administrative expenses for the year ended December 31, 2007 increased $6,909 (9%) as compared to the prior year. The net increase is attributable to the following:

Increase in marketing costs	$2,848
Increase in employee salaries and related benefits	1,249
Other net increases	2,812

$6,909

As a percentage of revenues, net, selling, general and administrative expenses remained flat during the year ended December 31, 2007 as compared to the prior year.

Depreciation and amortization for the year ended December 31, 2007 decreased $1,153 (5%) as compared to the prior year resulting primarily from certain fixed assets becoming fully depreciated.

MSG Entertainment

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for the Company’s MSG Entertainment segment.

	Years Ended December 31,
	2007		2006		Increase
		% of Net		% of Net	(Decrease) in
	Amount	Revenues	Amount	Revenues	Operating Income

Revenues, net	$316,292	100%	$252,965	100%	$63,327
Technical and operating expenses (excluding depreciation and amortization)	221,418	70	168,317	67	(53,101)
Selling, general and administrative expenses	48,151	15	42,757	17	(5,394)
Depreciation and amortization	8,718	3	6,322	2	(2,396)

Operating income	$38,005	12%	$35,569	14%	$2,436

Revenues, net for the year ended December 31, 2007 increased $63,327 (25%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase in revenues from a new winter themed production, Wintuk, first presented in 2007	$36,668
Increase in revenues from the Beacon Theatre (which the Company began operating in 2007) and The Chicago Theatre (which the Company acquired in the fourth quarter of 2007)	15,291
Increase in revenues from the Radio City Christmas Spectacular, primarily due to increased attendance at the Radio City Music Hall presentation	13,681
Net decrease in revenues from the presentation of other live entertainment events (see discussion below)	(6,539)
Other net increases	4,226

$63,327

The decrease in revenues from other live entertainment events was primarily due to the presentation of Annie in 2006 (which was replaced by Wintuk) offset in part by higher revenue from other live entertainment events.

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2007 increased $53,101 (32%) as compared to the prior year. The net increase is attributable to the following:

Increase in event related costs associated with the new winter themed production, Wintuk, first presented in 2007	$29,224
Increase in venue operating costs primarily associated with the Beacon Theatre (which the Company began operating in 2007) and The Chicago Theatre (which the Company acquired in the fourth quarter of 2007)	11,629
Net increase in event related costs associated with the Radio City Christmas Spectacular	9,917
Net increase in event related expenses associated with the new venues	6,734
Decrease in event related costs associated with the decrease in revenues from the other live entertainment events discussed above	(6,766)
Other net increases	2,363

$53,101

As a percentage of revenues, net, technical and operating expenses increased 3% during the year ended December 31, 2007 as compared to the prior year.

Selling, general and administrative expenses for the year ended December 31, 2007 increased $5,394 (13%) as compared to the prior year. The net increase is attributable to the following:

Increase in employee salaries and related benefits	$3,602
Other net increases	1,792

$5,394

As a percentage of revenues, net, selling, general and administrative expenses decreased 2% during the year ended December 31, 2007 as compared to the prior year.

Depreciation and amortization for the year ended December 31, 2007 as compared to the prior year increased $2,396 (38%), primarily due to higher depreciation expense of $2,229, caused mainly by fixed asset additions.

MSG Sports

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for the Company’s MSG Sports segment.

	Years Ended December 31,
	2007		2006
		% of Net		% of Net	Decrease in
	Amount	Revenues	Amount	Revenues	Operating Loss

Revenues, net	$355,798	100%	$343,343	100%	$12,455
Technical and operating expenses (excluding depreciation and amortization)	273,567	77	334,175	97	60,608
Selling, general and administrative expenses	79,427	22	81,585	24	2,158
Depreciation and amortization	11,783	3	12,013	3	230

Operating loss	$(8,979)	(3)%	$(84,430)	(25)%	$75,451

Revenues, net for the year ended December 31, 2007 increased $12,455 (4%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increases in sports team playoff related revenues	$8,202
Increases in sports teams’ regular season ticket related revenue due primarily to higher average ticket prices	6,597
Increase in revenues from other live sporting events (see discussion below)	7,403
Decrease due to the termination of the operating agreements for two Connecticut venues effective July 1, 2007	(8,291)
Other net decreases	(1,456)

$12,455

The higher level of revenues from other live sporting events was primarily due to an increased number of promoted events and higher ticket sales.

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2007 decreased $60,608 (18%) as compared to the prior year. The net decrease is attributable to the following:

Decrease in net provisions for certain team personnel transactions (including the impact of NBA luxury tax)	$(55,837)
Decrease in net provision for NBA luxury tax (excluding the impact of certain team personnel transactions referred to above) (see discussion below)	(8,545)
Decrease in team personnel compensation	(5,826)
Decrease due to termination of the operating agreements for two Connecticut venues effective July 1, 2007	(4,172)
Increase in benefit from amortization of team related purchase accounting liabilities (see discussion below)	6,263
Increase in expenses associated with other live sporting events	4,756
Increase in expenses associated with the higher sports team playoff related expenses	4,231
Other net decreases	(1,478)

$(60,608)

Team personnel transactions discussed above reflect provisions in 2007 and 2006 made for waivers and terminations related to players and other team personnel.

The lower provision for NBA luxury tax (excluding the impact of certain team personnel transactions) referred to above was primarily attributable to a reduction in the level of salaries of active players on the roster subject to the luxury tax.

The purchase accounting liabilities discussed above were established in April 2005 through push down accounting as a result of Cablevision’s acquisition of the 40% minority interest in a subsidiary of Cablevision, which wholly owned the Company. Following this transaction, amortization of these purchase accounting liabilities began over the period of the respective player contracts. During 2006 and 2005, the majority of these players were waived or traded and the unamortized purchase accounting liabilities associated with these players were written off.

As a percentage of revenues, net, technical and operating expenses decreased 20% during the year ended December 31, 2007 as compared to the prior year.

Selling, general and administrative expenses for the year ended December 31, 2007 decreased $2,158 (3%) as compared to the prior year. The net decrease is attributable to the following:

Decrease in legal and other professional fees	$(3,082)
Decrease in marketing costs	(1,663)
Increase in employee salaries and related benefits	2,469
Other net increases	118

$(2,158)

As a percentage of revenues, net, selling, general and administrative expenses decreased 2% during the year ended December 31, 2007 as compared to the prior year.

Liquidity and Capital Resources

Overview

Sources of cash primarily include cash flow from the operations of our businesses. Our principal uses of cash include capital spending and investments that we may fund from time to time. We currently expect that our net funding and investment requirements for the next twelve months will be met by our cash on hand and cash generated by our operating activities. The decision of the Company as to the use of cash on hand and cash generated from operating activities will be based upon an on-going review of the funding needs of the business, the optimal allocation of cash resources, and the timing of cash flow generation.

We previously announced our intent to pursue a major renovation of The Garden. We continue to review all aspects of this complex project with our consultants in order to improve the renovation plans, mitigate project risks and identify efficiencies in all aspects of costs, planning and project-phasing. We also continue to develop our cost and capital investment estimates to ensure that the planned renovation meets our overall expectations and objectives.

While the pre-construction planning and cost estimates of this renovation are not yet final, we currently expect that the project’s cost will be materially higher than our original estimate of $500,000. We expect that the estimated costs associated with the project will be met from cash on hand, receipt of repayments of advances made to a subsidiary of Cablevision and cash flow from our operations. To the extent that management determines that outside financing is required or desirable, we intend to raise that financing.

In order to most efficiently and effectively complete the renovation, it will be a year-round project. Our goal is to minimize disruption to current operations and to achieve this, The Garden will remain open for the New York Knicks’ and New York Rangers’ seasons while we sequence the construction to ensure that we maximize our construction efforts when we close the arena during summer months. Our current expectation is that the renovated lower bowl will be open for the 2011-12 seasons and that the renovated upper bowl will be open for the 2012-13 seasons.

Although the Company continues to pursue the arena renovation plan, there can be no assurance that a renovation will occur or what the ultimate cost or timing of any renovation activity may be.

We have assessed the implications of the recent distress in the capital and credit markets on our ability to meet our net funding and investing requirements over the next twelve months and we believe that a combination of cash-on-hand and cash generated from operating activities should provide us with sufficient liquidity. However, continued market disruptions could cause broader economic downturns, which may lead to lower demand for our services, such as lower levels of attendance or advertising. These events would adversely impact our results of operations, cash flows and financial position. We continue to evaluate options to manage our liquidity and capital structure.

The Company expects to have an insignificant amount of tax net operating losses immediately subsequent to the Distribution.

Financing Agreements

The Company currently does not have any outstanding credit facilities or indentures. However, based on recent discussions with various potential lenders, we believe that we could enter into a secured credit facility that could be used to fund certain of our development activities and for general corporate purposes, including but not limited to the renovation of The Garden. There can be no assurance that any such facility would be available or that the terms and conditions of any such facility would be acceptable to the Company. In the absence of such facility, we expect to fund our liquidity requirements through cash on hand, cash flow from operations and the repayment of intercompany advances to a subsidiary of Cablevision.

Following the Distribution, our intercompany advances to a subsidiary of Cablevision (in an aggregate amount of $190,000 as of June 30, 2009) will remain outstanding. Prior to the Distribution date, the terms of these advances will be changed to provide for a fixed maturity (which will be less than 12 months following the Distribution date) and for the payment of cash interest at a rate of     % per annum. The proceeds of the repayment of these intercompany advances will be used to meet our net funding and investment requirements.

Cash Flow Discussion

Operating Activities

Net cash provided by operating activities amounted to $15,529 for the six months ended June 30, 2009 compared to $3,092 for the six months ended June 30, 2008. The June 30, 2009 cash provided by operating activities resulted from $24,656 of income before depreciation and amortization and $5,905 of non-cash items. Partially offsetting these increases was a decrease in cash resulting from a $15,032 decrease in other assets and liabilities. The increase in cash provided by operating activities of $12,437 for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 resulted from an increase in income before depreciation and amortization and other non-cash items of $2,264 and an increase of $10,173 resulting from changes in working capital, including the timing of payments among other items.

Net cash provided by operating activities amounted to $69,446 for the year ended December 31, 2008 compared to $102,822 for the year ended December 31, 2007. The 2008 cash provided by operating activities resulted from $61,295 of income before depreciation and amortization, $9,272 of non-cash items and a $58,163 increase in accrued and other liabilities. Partially offsetting these increases were decreases in cash resulting from a $17,207 decrease in current and other assets, a $17,973 decrease in deferred revenue, a $12,717 decrease in accounts payable and a decrease in the deferred tax liability of $11,387. The decrease in cash provided by operating activities of $33,376 in 2008 as compared to 2007 resulted from a decrease in income before depreciation and amortization and other non-cash items of $30,809 and a net decrease of $2,567 resulting from changes in working capital, including the timing of payments among other items.

Net cash provided by operating activities amounted to $102,822 for the year ended December 31, 2007 compared to $36,151 for the year ended December 31, 2006. The 2007 cash provided by operating activities resulted from $105,106 of income before depreciation and amortization, a $43,468 increase in the deferred tax liability, a $18,609 increase in deferred revenue and a $7,479 increase in accounts payable. Partially offsetting these increases were decreases in cash resulting from a $18,999 decrease in current and other assets, a $49,111 decrease in accrued and other liabilities and a $3,730 decrease in non-cash items. The increase in cash provided by operating activities of $66,671 in 2007 as compared to 2006 resulted from an increase in income before depreciation and amortization and other non-cash items of $41,942 and a net increase of $24,729 resulting from changes in working capital, including the timing of payments among other items.

Net cash provided by operating activities is generally higher than operating income (loss) before depreciation and amortization expense due to provisions made in 2008 and 2007 for career-ending player injuries, net of anticipated insurance recoveries, and waivers, as well as costs of terminations related to other team personnel. The cost of these transactions are recorded when the transaction occurs, but payments owed are generally paid over the remaining contract terms.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2009 was $23,810 compared to $51,893 for the six months ended June 30, 2008. The six months ended June 30, 2009 investing activities consisted of $23,810 of capital expenditures. The six months ended June 30, 2008 investing activities consisted of $14,261 of capital expenditures and a $37,632 payment relating to the acquisition of an interest in a company, accounted for as a cost method investment.

Net cash used in investing activities for the year ended December 31, 2008 was $92,824 compared to $44,521 for the year ended December 31, 2007. The 2008 investing activities consisted of $55,192 of capital expenditures and $37,632 of payment relating to the acquisition of an interest in a company, accounted for as a cost method investment.

Net cash used in investing activities for the year ended December 31, 2007 was $44,521 compared to net cash used in investing activities of $21,590 for the year ended December 31, 2006. The 2007 investing activities consisted primarily of $30,107 of capital expenditures and $14,425 of payments relating to the purchase of The Chicago Theatre. The 2006 investing activities consisted primarily of $23,762 of capital expenditures.

Financing Activities

Net cash used in financing activities amounted to $461 for the six months ended June 30, 2009 compared to net cash used in financing activities of $719 for the six months ended June 30, 2008.

Net cash used in financing activities amounted to $61,277 for the year ended December 31, 2008 compared to net cash used in financing activities of $120,945 for the year ended December 31, 2007. In 2008, the Company’s financing activities consisted primarily of an advance of $60,000 to a subsidiary of Cablevision.

Net cash used in financing activities amounted to $120,945 for the year ended December 31, 2007 compared to net cash provided by financing activities of $32,198 for the year ended December 31, 2006. In 2007, the Company’s financing activities consisted primarily of a $130,000 advance made to a subsidiary of Cablevision, partially offset by a capital contribution from Cablevision of $9,961. In 2006, the Company’s financing activities consisted primarily of a $21,000 advance repayment from Cablevision.

Contractual Obligations and Off Balance Sheet Arrangements

The Company’s contractual obligations as of December 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flow in future periods, are summarized in the following table:

	Payments Due by Period
		Year	Years	Years	More Than
	Total	1	2-3	4-5	5 Years

Off balance sheet arrangements:
Contractual obligations(1)	$1,477,594	$210,645	$285,014	$152,768	$829,167
Operating lease obligations(2)	395,320	29,437	58,972	59,008	247,903
Letters of credit(3)	2,400	2,400	—	—	—

	1,875,314	242,482	343,986	211,776	1,077,070

Contractual obligations reflected on the balance sheet:
Capital lease obligations(4)	10,631	1,822	3,644	1,244	3,921
Contractual obligations(5)	63,942	29,496	10,159	5,888	18,399

	74,573	31,318	13,803	7,132	22,320

Total	$1,949,887	$273,800	$357,789	$218,908	$1,099,390

(1)	Contractual obligation amounts not reflected on the balance sheet consist primarily of (i) long-term rights agreements which provide the Company with exclusive broadcast rights to certain live sporting events in exchange for minimum contractual payments in the MSG Media segment, (ii) payments under employment agreements that we have with our professional sports teams’ personnel in the MSG Sports segment that are generally guaranteed regardless of employee injury or termination, and (iii) minimum purchase requirements incurred in the normal course of the Company’s operations.

(2)	Operating lease obligations primarily represent future minimum rental payments on various long-term, noncancelable leases for office and storage space, and lease commitments for Radio City Music Hall and the Beacon Theatre.

(3)	Consists primarily of a letter of credit obtained by the Company under a certain lease agreement.

(4)	Reflects the face amount of capital lease obligations, including related interest.

(5)	Consists principally of amounts earned under employment agreements that we have with certain of our professional sports teams’ personnel in the MSG Sports segment.

The future cash payments reflected above do not include the impact of potential insurance recoveries or amounts which may be due to the NBA for luxury tax payments or the NHL for revenue sharing.

Seasonality of Our Business

The dependence of the MSG Sports segment on revenues from its NBA and NHL sports teams generally means it earns a disproportionate share of its revenues in the first and fourth quarter of each year. The dependence of the MSG Entertainment segment on revenues from its Christmas shows generally means it earns a disproportionate share of its revenues and operating income in the fourth quarter of each year.

Recently Issued Accounting Pronouncements Not Yet Adopted and Critical Accounting Policies

Recently Issued Accounting Pronouncements Not Yet Adopted

To be Adopted in the Third Quarter of 2009

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (“Statement No. 168”), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”). Statement No. 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. The Company does not expect the adoption of Statement No. 168 to have a material effect on the Company’s combined financial statements.

To be Adopted in the Fourth Quarter of 2009

In December 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, which amends Statement No. 132(R) Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106, to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets.

Critical Accounting Policies

In preparing its combined financial statements, the Company is required to make certain estimates, judgments and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Impairment of Long-Lived and Indefinite-Lived Assets

The Company’s long-lived and indefinite-lived assets at June 30, 2009 include goodwill of $742,492, other intangible assets, net of $315,317 ($158,096 of which are identifiable indefinite-lived intangibles), and $328,175 of property and equipment, net. These assets accounted for approximately 71% of the Company’s combined total assets as of June 30, 2009.

For long-lived assets, including intangible assets subject to amortization, the Company evaluates assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value.

Goodwill and identifiable indefinite-lived intangible assets, which represent the Company’s various trademarks and sports franchise intangibles, are tested annually for impairment during the first quarter and at any time upon the occurrence of certain events or substantive changes in circumstances.

The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company’s identifiable indefinite-lived intangible assets consist of sports franchises included in the MSG Sports segment of $96,215 and the Radio City and The Chicago Theatre related trademarks of $53,881, and $8,000, respectively, included in the MSG Entertainment segment.

The impairment test for goodwill is a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination. For the purpose of evaluating goodwill impairment, the Company has three reporting units, all of which recognized goodwill. These reporting units are MSG Media, MSG Entertainment and MSG Sports. The goodwill balance by reporting unit is as follows:

Goodwill Balance
as of
Reporting Unit	June 30, 2009

MSG Media	$465,326
MSG Entertainment	58,979
MSG Sports	218,187

$742,492

In assessing the recoverability of the Company’s goodwill and other long-lived assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge. Fair value estimates are made at a specific point in time, based on relevant information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Estimates of fair value are primarily determined using discounted cash flows and comparable market transactions. These valuations are based on estimates and assumptions including projected future cash flows, discount rate, and determination of appropriate market comparables and determination of whether a premium or discount should be applied to comparables. In addition, for MSG Entertainment, these valuations include assumptions for number of shows and events at the Company’s venues and number of shows related to the Company’s proprietary content on tour. For MSG Sports, these valuations include assumptions for ticket sales, which include suite income, local and national television broadcasting rights, sponsorship income, concessions, player and personnel compensation, and luxury tax or revenue sharing assumptions for comparable market transactions. For MSG Media, these valuations also include assumptions for projected average rates per viewing subscribers and growth in fixed price contractual arrangements used to determine affiliation fee revenue, access to sports programming and programming rights and the cost of such sports programming and programming rights, amount of programming time that is advertiser supported, number of advertising spots available and the sell through rates for those spots, average fee per advertising spot, and operating margins, among other assumptions.

Based on the Company’s annual impairment test during the first quarter of 2009, the Company’s reporting units had significant safety margins, representing the excess of the estimated fair value of each reporting unit less its respective carrying value (including goodwill allocated to each respective reporting unit). In order to evaluate the sensitivity of the estimated fair value calculations of the Company’s reporting units on the annual impairment calculation for goodwill, the Company applied a hypothetical 30% decrease to the estimated fair values of each reporting unit. This hypothetical decrease of 30% would have no impact on the goodwill impairment analysis for any of the Company’s reporting units.

The Company’s identifiable indefinite-lived intangible assets relate to trademarks and sports franchises. The Company’s indefinite-lived trademark intangible assets relate to the Company’s Radio City related trademarks which include the Radio City Christmas Spectacular and The Rockettes and The Chicago Theatre related trademarks, which were all valued using a relief-from-royalty method in which the expected benefits are valued by discounting royalty revenue over projected revenues covered by the trademarks. The Company’s indefinite-lived sports franchises intangibles representing the Company’s NBA and NHL sports franchises are valued using a direct valuation method based on market comparables. Both the Radio City related trademarks and the sports franchises were recorded when a subsidiary of Cablevision acquired the remaining 40% interest in Madison Square Garden in April 2005. Significant judgments inherent in a valuation include the selection of appropriate discount rates, estimating the amount and timing of estimated future cash flows and identification of appropriate continuing growth rate assumptions. The discount rates used in the analysis are intended to reflect the risk inherent in the projected future cash flows generated by the respective intangible assets.

Based on the Company’s annual impairment test during the first quarter of 2009, the Company’s Radio City related trademarks and sports franchise identifiable indefinite-lived intangible assets had significant safety margins, representing the excess of the identifiable indefinite-lived intangible assets estimated fair value unit of accounting less their respective carrying values. In order to evaluate the sensitivity of the fair value calculations of all the Company’s identifiable indefinite-lived intangibles, the Company applied hypothetical 10%, 20% and 30% decreases to the estimated fair value of each of the Company’s identifiable indefinite-lived intangibles. These hypothetical 10%, 20% and 30% decreases in estimated fair value would not have resulted in an impairment of any of our identifiable indefinite-lived intangibles other than The Chicago Theatre related trademarks, which have a carrying value of $8,000. The hypothetical fair value decline would have resulted in impairment charges of approximately $800, $1,600 and $2,400 at 10%, 20% and 30%, respectively.

Useful Lives of Finite-Lived Intangible Assets:

The Company has recognized intangible assets for affiliation agreements and affiliate relationships, broadcast rights, season ticket holder relationships, suite holder relationships, and other intangibles as a result of purchase accounting. The Company has determined that certain of such intangible assets have finite lives. The estimated useful lives and net carrying values of these intangibles at June 30, 2009 are as follows:

	Carrying Value at	Estimated
	June 30, 2009	Useful Lives

Affiliation agreements and affiliate relationships	$124,770	4 to 24 years
Season ticket holder relationships	75,005	10 to 15 years
Suite holder relationships	15,394	11 years
Broadcast rights	15,209	10 years
Other amortizable intangibles	24,734	5 to 15 years

All of the primary finite-lived intangible assets were recorded in April 2005 when Cablevision acquired the remaining 40% interest in a subsidiary of Cablevision, which wholly owned the Company. The useful lives for the affiliation agreements, affiliate relationships, season ticket holder relationships, suite holder relationships were determined based upon an analysis of the weighted average remaining terms of existing agreements the Company had in place with its major customers at the time that purchase accounting was applied, plus an estimate for renewals of such agreements. The Company has been successful in renewing its major affiliation agreements and maintaining customer relationships in the past and believes it will be able to renew its major affiliation agreements and maintain those customer relationships in the future. Furthermore, the Company has been successful in maintaining its relationships with its season ticket holder and suite holders in the past and believes it will be able to significantly renew its season ticket and suite holder relationships and maintain those relationships in the future. However, it is possible that the Company will not successfully renew such agreements as they expire or that if it does, the net revenue earned may not equal or exceed the net revenue currently being earned, which could have a significant adverse impact on our business. In light of these facts and circumstances, the Company has determined that its estimated useful lives is appropriate.

There have been periods when an existing affiliation agreement has expired and the parties have not finalized negotiations of either a renewal of that agreement or a new agreement for certain periods of time. In substantially all these instances, the affiliates continued to carry and pay for the service under oral or written interim agreements until execution of definitive replacement agreements or renewal.

If an affiliate were to cease carrying the service on an other than temporary basis, the Company would record an impairment charge for the then remaining carrying value of that affiliation agreement and affiliate relationship intangible asset. If the Company were to renew an affiliation agreement at rates that produced materially less net revenue compared to the net revenue produced under the previous agreement, the Company would evaluate the impact on its cash flows and, if necessary, would further evaluate such indication of potential impairment by following the policy described above under “Impairment of Long-Lived and Indefinite-Lived Assets” for the asset group containing that intangible asset. The Company also would evaluate whether the remaining useful life of the affiliation agreement and affiliate relationship remained appropriate. Based on December 31, 2008 carrying values, if the estimated life of all affiliation agreements and affiliate relationships were shortened by 10%, the effect on amortization for the year ending December 31, 2008 would be to increase our annual amortization expense by approximately $1,334.

CORPORATE GOVERNANCE AND MANAGEMENT

Corporate Governance

We will apply to list our Class A Common Stock on the [New York Stock Exchange] under the symbol “MSG”.

General

Our Class A Common Stock will be listed on the [New York Stock Exchange]. As a result, we are generally subject to the [New York Stock Exchange]’s corporate governance listing standards.

A listed company that meets the [New York Stock Exchange]’s definition of “controlled company” may elect not to comply with certain of these requirements. Holders of Cablevision NY Group Class B Common Stock who are members of the Dolan family and certain related family entities entered into a Stockholders Agreement relating, among other things, to the voting of their shares of Cablevision NY Group Class B Common Stock and filed a Schedule 13D with the Securities and Exchange Commission as a “group” under the rules of the Securities and Exchange Commission. We have been informed that prior to the Distribution, these parties will enter into a similar stockholders agreement with respect to the voting of their shares of the Class B Common Stock that will be issued in the Distribution. As a result, following the Distribution, we will be a “controlled company.” As a controlled company, we will have the right to elect not to comply with the corporate governance rules of the [New York Stock Exchange] requiring: (i) a majority of independent directors on our Board; (ii) an independent corporate governance and nominating committee; and (iii) an independent compensation committee. We expect our Board of Directors to elect to be treated as a “controlled company” under the [New York Stock Exchange] corporate governance rules and to elect not to comply with the [New York Stock Exchange] requirement for a majority independent board of directors and for a corporate governance and nominating committee because of our status as a controlled company. We expect our Board of Directors to elect to comply with the requirement for an independent compensation committee.

In connection with the consideration of the Distribution by the board of directors of Cablevision, a committee of the Cablevision board, comprising two independent Class A directors, recommended to the full Cablevision board of directors the principal elements of our governance structure, including the replication in our amended and restated certificate of incorporation of the Cablevision common stock voting structure, which the Cablevision board adopted as part of its approval of the filing with the Securities and Exchange Commission of the registration statement of which this information statement forms a part. Cablevision’s Class A directors also approved this filing.

Corporate Governance Guidelines

Our Board of Directors has adopted our Corporate Governance Guidelines. These guidelines set forth our practices and policies with respect to Board composition and selection, Board meetings, executive sessions of the Board, Board committees, the expectations we have of our directors, selection of the Executive Chairman and the President and Chief Executive Officer, management succession, Board and executive compensation, and Board self-evaluation requirements. The full text of our Corporate Governance Guidelines may be viewed at our corporate website at          . A copy may be obtained by writing to Madison Square Garden, Inc., Two Penn Plaza, New York, NY 10121; Attention:          .

Executive Sessions of Non-Management Board Members

Under our Corporate Governance Guidelines, our directors who are not also officers of our Company or any of its affiliates (“Non-management directors”) are to meet at least quarterly in executive sessions. If the Non-management directors include any directors who are not independent under the [New York Stock Exchange] rules, the independent directors are to meet in executive sessions at least semi-annually. The Non-management directors will rotate as the presiding director at these executive sessions. Only a Non-management director who is also independent under the [New York Stock Exchange] rules will preside at an executive session of the independent directors.

Communicating with Our Directors

Our Board has adopted policies designed to allow shareholders and other interested parties to communicate with our directors. Any interested party that wishes to communicate directly with the Board or any director or the Non-management directors as a group should send communications in writing to Chairman of the Audit Committee, Madison Square Garden, Inc., Two Penn Plaza, New York, NY 10121. Any person, whether or not an employee, who has a concern with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate those concerns to our Audit Committee by contacting          , which has been designated to act as a confidential contact organization for this purpose, at          .

Code of Ethics

Our Board of Directors has adopted a Code of Ethics for our directors, officers and employees. A portion of this Code of Ethics also serves as a code of ethics for our senior financial officers. Among other things, our Code of Ethics covers conflicts of interest, disclosure responsibilities, legal compliance, confidentiality, corporate opportunities, fair dealing, protection and proper use of assets and equal employment opportunity and harassment. The full text of the code is available on our website at          . In addition, a copy may be obtained by writing to Madison Square Garden, Inc., Two Penn Plaza, New York, NY 10121.

Our Directors

Directors

Immediately after the Distribution, our Board is expected to consist of the          individuals named below:

The term of office of our directors will expire at the annual meeting of stockholders in 2010 and at each succeeding annual meeting after that. We expect to hold our first annual meeting of stockholders in May 2010. The business address for each director is c/o Madison Square Garden, Inc., Two Penn Plaza, New York, NY 10121 and each director is a citizen of the United States. We will encourage our directors to attend annual meetings of stockholders and believe that attendance at annual meetings is just as important as attendance at meetings of the board.

Because we were not organized in 2008, our Board did not hold any meetings during that year.

Director Compensation

Cablevision’s employees who are also directors receive no extra compensation for serving as directors. Cablevision’s non-employee directors receive a base fee of $50,000 per year; $2,000 per board, committee and non-management director meeting attended in person; and $500 per board, committee and non-management director meeting attended by telephone. Cablevision’s non-employee directors also receive $5,000 annually per committee membership and $10,000 annually per committee chairmanship. Cablevision also pays its non-employee directors compensation in restricted stock units for the number of shares of common stock equal to $110,000 divided by the fair market value of a share of Cablevision’s NY Group Class A Common Stock. The restricted stock units Cablevision’s non-employee directors receive are fully vested on the date of grant.

We will also provide compensation to our non-employee directors. Our Compensation Committee (or Cablevision’s compensation committee prior to the Distribution) is expected to make decisions regarding non-employee director compensation. We have not yet determined the amount or type of compensation for our non-employee directors but we intend to establish the amount and type of compensation for our non-employee directors prior to the Distribution. If we provide any compensation to our non-employee directors in the form of equity awards, such compensation will be made pursuant to our Stock Plan for Non-Employee Directors. Our employees who are directors will receive no extra compensation for serving as directors. Please see “— Executive Compensation — Our Stock Plan for Non-Employee Directors” for information concerning our Stock Plan for Non-Employee Directors.

Board Committees

The board will have two permanent committees: the Audit Committee and the Compensation Committee.

Audit Committee.

At the time of the Distribution, our Audit Committee will consist of          . The primary purposes and responsibilities of our Audit Committee are: (a) to assist the Board of Directors in its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) in assessing our independent registered public accounting firm’s qualifications and independence, and (iv) in assessing the performance of our internal audit function and independent registered public accounting firm; (b) to decide whether to appoint, retain or terminate the Company’s independent auditors and to pre-approve, or to adopt appropriate procedures to pre-approve, all audit, audit-related and other services, if any, to be provided by the independent registered public accounting firm; (c) to review the appointment and replacement of the head of our internal audit department; (d) to establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting and auditing matters and review of submissions and treatment of any such complaints; and (e) to prepare any report of the Audit Committee required by the rules and regulations of the Securities and Exchange Commission for inclusion in our annual proxy statement. The text of our Audit Committee charter is available on our website at          . A copy may be obtained by writing to Madison Square Garden, Inc., Two Penn Plaza, New York, NY 10121; Attention:          .

Our Board of Directors will have determined that each of           is “independent” within the meaning of the rules of both the [New York Stock Exchange] and the Securities and Exchange Commission. All directors we add to the Audit Committee in the future will also meet this standard. Our Board will also have determined that           is financially literate and has accounting or related financial management expertise, as such qualifications are defined under the rules of the [New York Stock Exchange], and is an “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission.

Our Board has established a procedure whereby complaints or concerns with respect to accounting, internal controls and auditing matters may be submitted to the Audit Committee. This procedure is described under “Communicating with Our Directors” above.

Our Audit Committee did not exist in 2008.

Compensation Committee.

At the time of the Distribution, our Compensation Committee will consist of          . The primary purposes of our Compensation Committee are: (a) to establish our general compensation philosophy and, in consultation with management, oversee the development and implementation of compensation programs, (b) review and approve corporate goals and objectives relevant to the compensation of our President and Chief Executive Officer, evaluate his performance in light of these goals and objectives and determine and approve his compensation based upon that evaluation, (c) to make recommendations to the Board with respect to the compensation of executive officers other than the President and Chief Executive Officer who are required to file reports with the SEC under Section 16 of the Securities Exchange Act of 1934 (together with the President and Chief Executive Officer, the “Senior Employees”), (d) to approve any new equity compensation plan or material changes to an existing plan, (e) to oversee the activities of the committee or committees administering our retirement plans, (f) in consultation with management, to oversee regulatory compliance with respect to compensation matters, and (g) to make recommendations to the Board with respect to severance or similar termination payments pre-approved to be made to Senior Employees (current or former) and (h) preparing annual reports of the Compensation Committee to be included in the Company’s proxy

statement. The text of our Compensation Committee charter is available on our website at          . A copy may be obtained without charge by writing to Madison Square Garden, Inc.,          .

Our Compensation Committee did not exist in 2008.

Absence of Nominating Committee

We will not have a nominating committee. We believe that it is appropriate not to have a nominating committee because of our stockholder voting structure. Under the terms of our amended and restated certificate of incorporation, the holders of our Class B Common Stock have the right to elect 75% of the members of our Board. We believe that creating a committee consisting solely of independent directors charged with responsibility for recommending nominees for election as directors would be inconsistent with the vested rights of the holders of Class B Common Stock under our Certificate of Incorporation. Instead, our Corporate Governance Guidelines provide a mechanism for the selection of nominees for election as directors by the holders of our Class A Common Stock (“Class A Directors”) and by the holders of our Class B Common Stock (“Class B Directors”). The holders of our Class A Common Stock are currently entitled to elect 25% of the members of our Board. Under our Corporate Governance Guidelines, nominees for election as Class A Directors shall be recommended to the Board by the Class A Directors then in office who were elected by the holders of our Class A Common Stock. Nominees for election as Class B Directors shall be recommended to our Board by the Class B Directors then in office who were elected by the holders of the Class B Common Stock.

Our directors have not set specific, minimum qualifications that nominees must meet in order for them to be nominated for election to the Board, but rather believe that each nominee should be evaluated based on his or her individual merits, taking into account, among other matters, the factors set forth in our Corporate Governance Guidelines under “Board Composition” and “Selection of Directors.” Those factors include:

•	The desire to have a Board that encompasses a broad range of skills, expertise, industry knowledge, diversity of viewpoints, opinions, background and experience, and contacts relevant to our businesses;

•	Personal qualities and characteristics, accomplishments and reputation in the business community;

•	Ability and willingness to commit adequate time to Board and committee matters; and

•	The fit of the individual’s skill and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of our Company.

The Class A Directors will evaluate possible candidates to recommend to the Board for nomination as Class A Directors and suggest individuals for the Board to explore in more depth. The Board will consider nominees for Class A Directors recommended by our stockholders. Nominees recommended by stockholders will be given appropriate consideration in the same manner as other nominees. Stockholders who wish to submit nominees for consideration by the Board for election at our 2010 annual meeting of stockholders may do so by submitting in writing such nominees’ names, in compliance with the procedures and along with the other information required by our By-laws. Any such nominee must be submitted to the Corporate Secretary of the Company, at Madison Square Garden, Inc., Two Penn Plaza, New York, NY 10121 not less than 60 or more than 90 days prior to the date of our 2010 annual meeting of stockholders, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, such notice must be given not more than ten days after such date is first announced or disclosed.

The Class B Directors will consult from time to time with one or more of the holders of Class B Common Stock to assure that all Class B Director nominees recommended to the Board are individuals who will make a meaningful contribution as Board members and will be individuals likely to receive the approving vote of the holders of a majority of the outstanding Class B Common Stock. The Class B Directors do not intend to consider unsolicited suggestions of nominees by holders of our Class A Common Stock. We believe that this is appropriate in light of the voting provisions of our amended and restated certificate of incorporation which vest exclusively in the holders of our Class B Common Stock the right to elect our Class B Directors.

Other Committees

In addition to standing committees, the Company has adopted a policy whereby a committee of our Board of Directors consisting entirely of independent directors (an “Independent Committee”) will review and approve or take such other action as it may deem appropriate with respect to transactions involving the Company and its subsidiaries, on the one hand, and in which any director, officer, greater than 5% stockholder of the Company or any other “related person” as defined in Item 404 of Regulation S-K of the Securities and Exchange Commission (“Item 404”) has or will have a direct or indirect material interest. This approval requirement covers any transaction that meets the related party disclosure requirements of the Securities and Exchange Commission as set forth in Item 404, which currently apply to any transaction (or any series of similar transactions) in which the amount involved exceeds $120,000. The policy does not cover decisions on compensation or benefits or the hiring or retention of any person. The hiring or retention of executive officers is determined by our full Board of Directors. Compensation of executive officers is subject to the approval of our Compensation Committee. This policy also does not cover any pro rata distributions to all Company stockholders, including a pro rata distribution of our Class A Common Stock to holders of our Class A Common Stock and our Class B Common Stock to holders of our Class B Common Stock. No director on an Independent Committee will participate in the consideration of a related party transaction with that director or any related person of that director.

Our Executive Officers

The following individuals are expected to serve as our executive officers at the time of the Distribution. Prior to the Distribution, additional executive officers will be appointed. Information concerning those executive officers will be included in an amendment to this information statement.

James L. Dolan	Executive Chairman
Hank J. Ratner	President and Chief Executive Officer
Robert M. Pollichino	Executive Vice President and Chief Financial Officer

James L. Dolan, 53, Executive Chairman of the Company since July 29, 2009. Chairman of Madison Square Garden, L.P. since October 1999. Director of Cablevision since 1991. President of Cablevision since June 1998. Chief Executive Officer of Cablevision since October 1995. Chief Executive Officer of Rainbow Media Holdings, Inc., a subsidiary of Cablevision, from September 1992 to October 1995. Vice President of Cablevision from 1987 to September 1992. Mr. Dolan will continue in his role as President and Chief Executive Officer of Cablevision following the Distribution.

Hank J. Ratner, 50, President and Chief Executive Officer of the Company since July 29, 2009. Vice Chairman of Madison Square Garden, L.P. since November 2003. Vice Chairman of Cablevision since December 2002. Vice Chairman of Rainbow Media Holdings, LLC, a subsidiary of Cablevision, since June 2002. Director of Rainbow Media Holdings, Inc. from April 1997 to September 2003. Chief Operating Officer of Rainbow Media Holdings, Inc. from October 1999 to June 2002. Chief Operating Officer and Secretary of Rainbow Media Holdings, Inc. from October 1998 to October 1999. Executive Vice President & Secretary of Rainbow Media Holdings, Inc., a subsidiary of Cablevision, from October 1997 to October 1998. Executive Vice President Legal & Business Affairs and Secretary of Rainbow Media Holdings, Inc. from July 1993 to October 1997. Mr. Ratner will continue as Vice Chairman of Cablevision following the Distribution.

Robert M. Pollichino, 54, Executive Vice President and Chief Financial Officer of the Company since July 29, 2009. Executive Vice President, Finance of Madison Square Garden, L.P. since July 1998. Senior Vice President of Rainbow Sports, a subsidiary of Rainbow Media Holdings, Inc., from November 1993 to June 1998. Vice President and General Manager of SportsChannel Associates from June 1988 to October 1993. Vice President, Finance and Administration of Cablevision Program Enterprises, the predecessor of Rainbow Media Holdings, Inc. from January 1980 to May 1988. Director, Finance of Cablevision Systems Corporation from March 1977 to December 1980. All of the foregoing companies are indirect subsidiaries of Cablevision.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes Cablevision’s compensation philosophy for its named executive officers for 2008. Initially, it is anticipated that the elements of our compensation will be similar to the elements of Cablevision’s compensation. However, our Compensation Committee (or Cablevision’s compensation committee prior to the Distribution) will review the impact of the separation and will review all aspects of compensation and make appropriate adjustments.

For purposes of this Compensation Discussion and Analysis, the Company’s named executive officers are James L. Dolan, Hank J. Ratner, and Robert M. Pollichino. These individuals are referred to collectively as Named Executive Officers (“NEOs”). We have not yet identified our other executive officers. We will amend this information statement to identify all of our executive officers. Certain of those additional executive officers will also be NEOs. Messrs. Dolan and Ratner are also named executive officers of Cablevision and will continue as executive officers of Cablevision following the Distribution. Messrs. Dolan and Ratner have employment agreements with Cablevision, which are summarized below under “Cablevision Employment Agreements”.

Compensation Consultant

In accordance with its charter, Cablevision’s compensation committee has the authority to engage outside consultants to assist in the performance of duties and responsibilities. Cablevision’s compensation committee uses a compensation consultant to assist the Cablevision compensation committee in determining whether the elements of Cablevision’s executive compensation program are reasonable and consistent with Cablevision’s objectives. The compensation consultant advises Cablevision’s compensation committee on designing Cablevision’s executive compensation program and the reasonableness of individual compensation awards. The compensation consultant reports directly to Cablevision’s compensation committee, although the compensation consultant meets with members of Cablevision’s management from time to time for purposes of gathering information on management proposals and recommendations to be presented to Cablevision’s compensation committee.

As part of its ongoing engagement, the compensation consultant, Executive Compensation Advisors, a Korn/Ferry company (“ECA”) conducted a review of Cablevision’s 2008 executive compensation to assist Cablevision’s compensation committee in determining compensation programs and decisions for 2009. Our Compensation Committee (or Cablevision’s compensation committee prior to the Distribution) is expected to engage a compensation consultant to help design our executive compensation program. Our Compensation Committee is also expected to engage a compensation consultant to assist our Compensation Committee in making compensation decisions in the future.

Cablevision Compensation Overview and Philosophy

Cablevision’s executive compensation program is designed to meet the following key objectives:

•	The majority of compensation for Cablevision’s executive officers should be at risk and based on the performance of Cablevision, so that actual compensation levels depend upon the Cablevision’s actual performance as determined by its compensation committee.

•	Over time, incentive compensation of Cablevision’s executive officers should focus more heavily on long-term rather than short-term accomplishments and results.

•	Equity-based compensation should be used to align Cablevision’s executive officers with the stockholders’ interests.

•	The overall executive compensation program should be competitive, equitable and structured so as to ensure Cablevision’s ability to attract, retain, motivate and reward the talented executives who are essential to Cablevision’s continuing success. Total direct compensation, rather than individual compensation elements, is the focus in providing competitive compensation opportunities.

Cablevision Elements of In-Service Compensation

Cablevision’s compensation committee seeks to fulfill the objectives described above by maintaining appropriate balances between (1) short-term and long-term compensation, (2) cash and equity compensation, and (3) performance-based and non-performance-based compensation. We expect to use a similar mix of these compensation elements.

The Cablevision executive compensation program consists of three principal elements: base salary, annual cash incentives and long-term incentives. In addition, each executive officer is also eligible to receive certain benefits, which are generally provided to all other eligible employees, and certain perquisites described below.

A significant percentage of total direct compensation is allocated to incentive compensation in accordance with the philosophy of Cablevision’s compensation committee as described above. Cablevision’s compensation committee reviews historical Cablevision compensation and other information provided by its compensation consultant and other factors such as experience, performance and length of service to determine the level and mix of compensation for its executive officers, by position and grade level, that the Cablevision compensation committee has deemed appropriate.

Base Salaries

The Cablevision compensation committee was responsible for setting the base salaries of Messrs. Dolan and Ratner in 2008. Base salaries for Cablevision’s named executive officers have been set at levels that are intended to reflect the competitive marketplace in attracting and retaining quality executives. The Cablevision employment agreements of Messrs. Dolan and Ratner contain a minimum base salary level. See “— Cablevision Employment Agreements” below. Cablevision’s compensation committee reviews the salaries of its named executive officers no less frequently than on an annual basis. Cablevision’s compensation committee evaluates each of its executive’s performance, experience and grade level and may increase its executive salaries. Based on their performance and in accordance with the terms of the Cablevision employment agreements, the Cablevision compensation committee, in its discretion, has increased base salaries for certain of its executive officers over time. Based on evaluation of performance, experience, grade level, and the competitive marketplace, Cablevision’s compensation committee reviewed the base salaries of Messrs. Dolan and Ratner in 2008. They did not increase the base salary of Mr. Dolan in 2008 and his salary remained at $1,800,000. Cablevision’s compensation committee increased the base salary of Mr. Ratner in 2008 by $75,000, from $1,500,000 in 2007 to $1,575,000 in 2008.

Robert M. Pollichino was not an executive officer of Cablevision in 2008. As an employee of Madison Square Garden, Mr. Pollichino’s 2008 base salary was reviewed by the Company’s executive management, working within guidelines and procedures established by Cablevision’s compensation committee. Mr. Pollichino’s base salary for 2008 was increased by $30,000, from $530,000 in 2007 to $560,000 in 2008.

Annual Incentives

Under Cablevision’s executive compensation program, annual incentive awards, or bonuses, are made to its executive officers and other members of Cablevision management. For the Cablevision individuals that the compensation committee determines may be covered by Section 162(m) of the Internal Revenue Code, as amended, 2008 bonuses were granted under Cablevision’s 2006 Cash Incentive Plan (“Cablevision CIP”), a stockholder approved plan. For all other members of management, bonuses were granted under a management performance incentive program (“Cablevision MPIP”) administered by the compensation committee.

Cablevision’s annual incentive awards are designed to link directly executive compensation to performance and provide incentives and rewards for excellent business performance during the year. Each bonus-eligible employee is assigned a target bonus of a percentage of that employee’s annual base salary. The target bonuses are determined based upon the applicable employee’s position, grade level, responsibilities, and historical and expected future contributions to Cablevision. In addition, the Cablevision employment agreements of Messrs. Dolan and Ratner contain a minimum target bonus level. See “— Cablevision Employment Agreements” below. Cablevision’s compensation committee currently reviews the target bonus levels of its named executive officers no less frequently than on an annual basis. Cablevision’s compensation committee evaluates each of its executive’s performance, experience and grade level and may adjust executive target bonus levels accordingly. Based on their performance and in accordance with the terms of the Cablevision employment agreements, Cablevision’s compensation committee, in its discretion, has increased target bonus levels for Messrs. Dolan and Ratner over time. Similarly, Mr. Pollichino’s target bonus level has also been increased by the Company’s executive management over time. Target bonuses for 2008 were as follows: Mr. Dolan — 200%, Mr. Ratner — 200%, and Mr. Pollichino — 60%. In 2008, bonuses paid to Mr. Dolan and Mr. Ratner were pursuant to the Cablevision CIP and bonuses paid to Mr. Pollichino were pursuant to the Cablevision MPIP.

The payment of annual incentive awards depends on the extent to which Cablevision achieves performance objectives established by Cablevision’s compensation committee (subject to the discretion of Cablevision’s compensation committee when appropriate).

Long-Term Incentives

Cablevision’s executive compensation program is designed to achieve the objectives described above. Its core long-term incentive program in 2008 consisted of two elements: restricted stock and cash performance awards. These long-term incentives were awarded to members of management based upon each individual’s grade level. Cablevision believes restricted stock would provide its executive officers with an incentive to improve Cablevision’s stock price performance and a direct alignment with stockholders’ interests, as well as a continuing stake in the long-term success of Cablevision. The cash performance awards also would provide strong incentives for the executives to help Cablevision achieve specific long-term financial objectives. In addition, because these equity and cash awards would vest over time, Cablevision believes these awards would provide strong incentives for the executives to remain with Cablevision. In 2008, Messrs. Dolan and Ratner received approximately 40% of the value of their total long-term incentive award in restricted stock and approximately 60% of the value of their total long-term incentive award as cash performance awards. In 2009, Cablevision changed the long-term incentive program for its most senior executives, including Messrs. Dolan and Ratner, and added stock options as a third long-term incentive element for those executives, while maintaining the same target long-term incentive compensation value based upon each individual’s grade level. Cablevision believes adding stock options for those executives reinforces alignment with stockholders’ interests. As a result of the change in the long-term incentive program, in 2009, Messrs. Dolan and Ratner received approximately 40% of the value of their total long-term incentive awards in stock options, approximately 30% in restricted stock and approximately 30% of the value of their long-term incentive awards as cash performance awards. Mr. Pollichino does not receive stock options under the current Cablevision program. In 2008, Mr. Pollichino received approximately 50% of the value of his total long-term incentive award in restricted stock and approximately 50% of the value of his total long-term incentive award as a cash performance award.

Grants of long-term incentives are made under Cablevision’s stockholder-approved plans. Prior to 2006, restricted stock, stock options and stock appreciation rights awards were granted under Cablevision’s 1996 Amended and Restated Employee Stock Plan, which expired by its terms in February 2006. This plan was replaced by Cablevision’s 2006 Employee Stock Plan, which was approved by stockholders at Cablevision’s annual meeting in May 2006. Cash awards have been made under Cablevision’s Long-Term Incentive Plan, which was replaced by the Cablevision CIP in May 2006.

Restricted Stock

Under Cablevision’s executive compensation program, annual grants of restricted stock are made to its executive officers and other members of Cablevision’s management. An award of restricted stock provides the recipient with a specified number of shares of Cablevision NY Group Class A Common Stock as long as the recipient remains employed by Cablevision through the date that the restrictions lapse. Under the current executive compensation program, restricted stock awards will vest in their entirety on the third anniversary of the date of grant as long as the recipient is continuously employed in order to conform the vesting periods of each type of long-term incentive being granted under the executive compensation program. Grants by Cablevision of restricted stock made prior to 2006 generally vest at the end of a four-year period, subject to certain limited exceptions. Information regarding restricted stock awards for Messrs. Dolan, Ratner and Pollichino in 2008 is set forth in the Summary Compensation Table below. More information regarding other restricted stock grants for the NEOs appears in the Outstanding Equity Awards at Fiscal Year-End Table below. See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on Cablevision restricted stock.

Performance Awards

The current Cablevision executive compensation program contemplates annual grants of three-year performance awards to its executive officers and other members of Cablevision’s management to be earned on the basis of long-term performance relative to pre-established financial goals. Cablevision’s compensation committee sets the performance objectives for each award in the first quarter of the year of grant. Each recipient will be eligible to receive a specified dollar amount, depending on the employee’s grade level, to the extent that the performance objectives are achieved.

The performance awards granted in 2008 will be payable in 2011 if Cablevision achieves specified targets of net revenues or adjusted operating cash flow in the year ending December 31, 2010. The target levels of net revenues and adjusted operating cash flow were derived from Cablevision’s five-year plan for its operating business units presented to the Cablevision board of directors in connection with Cablevision’s 2008 annual budget. These targets were intended to measure ongoing operating performance of Cablevision and are subject to various adjustments such as for acquisitions and dispositions and investments in new business initiatives and exclude all charges for long-term performance based compensation. In determining achievement of the 2008 performance awards, each performance measure is weighted equally. The awards provide for a potential payout on a sliding scale such that the actual payment may range from zero (if both incremental operating business unit net revenues and incremental operating business unit adjusted operating cash flow fail to reach at least 60% of the targets) to 200% (if, for example, both incremental operating business unit net revenues and operating business unit adjusted operating cash flow equal or exceed 120% of the targets). If Cablevision does not achieve threshold levels of performance, the award does not provide for any payment. If Cablevision exceeds threshold levels but does not achieve the targeted rates, or if Cablevision achieves one target but not both, the award provides for partial payments. In addition, if results exceed the desired targets, recipients will be rewarded for the exceptional performance. Based on the experience and grade level of Messrs. Dolan and Ratner in 2008, Cablevision’s compensation committee granted Messrs. Dolan and Ratner performance awards with targeted amounts of $4,470,000 and $3,990,000, respectively. Mr. Pollichino’s performance award in 2008 was based on his grade level with a targeted amount of $250,000. Cablevision performance awards for Messrs. Dolan, Ratner and Pollichino granted in 2008 are set forth in the Grants of Plan-Based Awards Table below.

Because the targets for all performance awards have been derived from Cablevision’s confidential five-year strategic plans, which are not disclosed publicly for competitive reasons, Cablevision does not believe it is appropriate to disclose specific numerical targets. Disclosure of these targets could provide information that could lead to competitive harm to Cablevision. Cablevision believes that its five-year plans, and consequently the targets set for the performance awards, are ambitious and reflect desired above-market performance. In determining the threshold levels of performance, Cablevision’s compensation committee considered, among other factors, Cablevision’s five-year plan and the degree of difficulty in achieving the targets, including a comparison of the five-year plan with analysts’ published projections of our growth as well as of some of our competitors. The 2008 performance award includes a sliding scale of payouts based upon the levels of incremental net revenues and adjusted operating cash flow. Cablevision’s compensation committee believes that the lowest levels on the sliding scale should be achieved, although there can be no assurance this will occur. As the payout scale increases, the likelihood of achievement decreases and the payouts increase. Cablevision’s compensation committee has the authority to amend or waive the performance targets under these awards and to make interpretations and adjustments thereto.

See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on Cablevision performance awards.

Stock Options

Under Cablevision’s 2009 executive compensation program, Cablevision issued stock options to its most senior executives, including Messrs. Dolan and Ratner, in addition to restricted stock and cash performance awards. Cablevision’s executive compensation program for other executive officers and members of management continues to consist of two types of long-term incentives: restricted stock and cash performance awards. Each stock option granted in 2009 was granted with an exercise price no less than the closing price of Cablevision NY Group Class A Common Stock on the date of grant. Stock options will have value only if, and to the extent that, the price of Cablevision NY Group Class A Common Stock on the date the stock option is exercised exceeds this exercise price.

Under Cablevision’s executive compensation program, prior to 2007, annual grants of stock options were made to Messrs. Dolan and Ratner. Each stock option was required to be granted with an exercise price no less than the closing price of Cablevision NY Group Class A Common Stock on the date of grant. Stock options will have value only if, and to the extent that, the price of Cablevision NY Group Class A Common Stock on the date the stock option is exercised exceeds this exercise price.

Generally, the stock options vest over three years in 33 1/3% annual increments and expire 10 years from the grant date. More information regarding other stock option grants to Messrs. Dolan, Ratner and Pollichino appears in the Outstanding Equity Awards at Fiscal Year-End Table below. See “— Treatment of Outstanding Options, Rights, Restricted Stock and Other Awards” for a discussion of the impact of the Distribution on Cablevision stock options.

Other Types of Awards in Prior Years

In the past, Cablevision has issued other types of long-term incentives to its executive officers and other members of Cablevision management, such as stock options, performance-based stock options, stock appreciation rights, performance retention awards and deferred compensation awards. In 2007 and 2008, Cablevision’s executive compensation program contemplated grants of only two types of long-term incentives: restricted stock and cash performance awards, as described above.

Under Cablevision’s former executive compensation program, grants of stock appreciation rights, were made to its executive officers and other members of Cablevision management. Stock appreciation rights are the right to receive the appreciation in the value of Cablevision NY Group Class A Common Stock over a specified period of time. Upon exercise of a stock appreciation right, the award recipient will receive an amount of cash, common stock or a combination of cash and common stock equal to the amount of the appreciation. Historically, Cablevision granted stock appreciation rights in tandem with options. Each stock appreciation right was required to be granted with an exercise price no less than the closing price of a share of Cablevision NY Group Class A Common Stock on the date of grant; for a tandem stock appreciation right, the exercise price is equal to the exercise price per share of the related option. Generally the stock appreciation rights vest over three years in 33 1/3% annual increments and expire 10 years from the grant date. More information regarding Cablevision stock appreciation right grants for Messrs. Dolan and Ratner appears in the Outstanding Equity Awards at Fiscal Year-End Table below. See “— Treatment of Outstanding Options, Rights, Restricted Stock and Other Awards” for a discussion of the impact of the Distribution on Cablevision stock appreciation rights.

Cablevision’s former executive compensation program also included special retention incentives called deferred compensation awards. Although Cablevision referred to these awards as “deferred compensation awards,” it does not believe that they constitute “deferred compensation” under Section 409A of the Internal Revenue Code. These awards were generally made to its executive officers and other members of Cablevision management. The purpose of these deferred compensation awards was to attract and retain senior executives. Messrs. Dolan and Ratner received these awards in October 2004.

The Cablevision deferred compensation awards contemplated an initial award amount for each recipient of $500,000. Each year, on the anniversary date of the award, the award amount grows by an additional amount equal to the lesser of 20% of the individual’s annual base salary in effect at that time and $150,000. In addition, the award amount is increased by quarterly interest, at an annual interest rate equal to the average of the one-year LIBOR fixed-rate equivalent for the ten business days immediately preceding October 1st of each year. The deferred compensation award will be paid in installments: 50% of the then-current award amount is payable on the fifth anniversary of the effective date of the award (October 2009 for Messrs. Dolan, Ratner and Pollichino), and the balance of the then-current award amount is payable on the seventh anniversary of the effective date (October 2011 for Messrs. Dolan, Ratner and Pollichino), so long as the recipient continues to be an employee of Cablevision through those dates. Information regarding the Cablevision deferred compensation awards of Messrs. Dolan, Ratner and Pollichino is set forth in the Summary Compensation Table below. See “— Treatment of Outstanding Options, Rights, Restricted Stock and Other Awards” for a discussion of the impact of the Distribution on Cablevision deferred compensation awards.

Benefits

Cablevision offers benefits to its executive officers generally to provide for retirement income and serve as a safety net against hardships that can arise from illness, disability or death.

Cablevision’s executive officers are eligible to participate in the same health and welfare benefit plans made available to the other benefits-eligible employees of Cablevision, including, for example, medical, dental, vision, life insurance and disability coverage.

For a description of Cablevision’s defined benefit plans and defined contribution plans, please see “— Pension Plans,” “— Cablevision Cash Balance Pension Plan”, “Cablevision Excess Cash Balance Plan,” “— Cablevision 401(k) Plan” and “— Cablevision Excess Savings Plan” below.

As an employee of Madison Square Garden, Mr. Pollichino has also accrued benefits under the Madison Square Garden, L.P. Retirement Plan and the Madison Square Garden, L.P. Excess Retirement Plan. For a description of these plans, please see “— Pension Benefits — Madison Square Garden, L.P. Retirement Plan,” and “— Pension Benefits — Madison Square Garden, L.P. Excess Retirement Plan” below.

In addition to the above employee benefit plans, Mr. Pollichino is also eligible for benefits under the Madison Square Garden Retiree Medical Program, which provides continued medical coverage to employees who (i) were hired prior to January 1, 2002, (ii) retire after age 55 with at least 10 years of service, (iii) commence payments under the Madison Square Garden, L.P. Retirement Plan and (iv) are eligible for the Company’s active medical plan on the day before the retirement date. The program is self-funded and participants pay 25% of the cost of pre-65 coverage and 100% of post-65 coverage.

Following the Distribution, we expect to offer health and welfare benefits and retirement plans that are substantially similar to the existing benefits and plans. See “— Our Retirement Benefits.”

In addition to the standard life insurance available to all Cablevision employees (based on a multiple of base salary, up to a $4,000,000 cap on the total amount of life insurance), Cablevision purchased whole life insurance policies for certain current and former senior executives of Cablevision, including Messrs. Dolan and Ratner. The policies originally provided coverage (before the application of any dividends to purchase increased insurance) in the amount of the greater of three times the individual’s annual base salary as in effect in 1996 or the death benefit provided under previous policies. As of each respective policy’s 2008 anniversary date, the policies provided death benefits for these executives in the following amounts: Mr. Dolan — $1,819,276; and Mr. Ratner — $946,093. Based on current projections, Cablevision believes the policies for Mr. Dolan are fully funded and Cablevision does not anticipate the need to make any additional premium payments. The expected death benefits are expected to grow over time to the extent that the dividends payable on the policy values exceed the premiums required to fund the death benefit. Information regarding premiums paid by Cablevision with respect to Messrs. Dolan and Ratner is set forth in the Summary Compensation Table below.

Perquisites

Cablevision provides certain perquisites to all of its eligible employees, including its executive officers. These perquisites include access to cable television, high-speed data and voice services at no monthly cost to its employees, including its executive officers, living in Cablevision’s service area. Certain Cablevision employees living outside the service area are eligible for reimbursement of their costs in purchasing similar services. The services provided vary depending on the grade level of the Cablevision employee. Cablevision also provides access to purchase tickets to events at Company venues.

Cablevision also provides certain perquisites to its executive officers as described below. The aggregate value of Cablevision perquisites received by Messrs. Dolan, Ratner and Pollichino is set forth in the Summary Compensation Table below.

No decision has been made about the extent to which perquisites will continue at our Company.

Executive Security

In order to address the security concerns of Cablevision, Cablevision has established an executive security program for the protection of certain of its executive officers, including Messrs. Dolan and Ratner. Recommendations of a third party security expert have been implemented for office, home and travel, at Cablevision’s cost, to the extent approved by the compensation committee. Because certain of these costs can be viewed as conveying personal benefits to Cablevision’s executive officers, they are reported as perquisites.

Car and Driver

In connection with Cablevision’s executive security program, Mr. Dolan has a Cablevision car and driver assigned to him on a full-time basis, which he is permitted to use for his personal use in addition to business purposes. In addition, certain Cablevision executive officers and members of management have used Cablevision cars and drivers on a limited basis for personal use.

To the extent Cablevision employees use a Cablevision car and driver for personal use, those employees are imputed compensation for tax purposes. For compensation reporting purposes, the benefit attributable to the personal use of Company cars is valued at a portion of the cost of the driver and car plus car maintenance, fuel and other related costs, based on an estimated percentage of use.

Aircraft

Cablevision owns and operates passenger helicopters and leases and operates a jet to facilitate business travel of senior executives. In connection with its executive security program, it is recommended that certain of Cablevision’s executive officers, including Messrs. Dolan and Ratner, use the aircrafts for all travel whenever practical.

Generally, Mr. Dolan is permitted to use the helicopters and jet for personal travel. In addition, certain other Cablevision executive officers and other members of its management are permitted to use the helicopters and jet for personal travel upon the approval of Cablevision’s Chief Executive Officer or his designee. Mr. Ratner is permitted to use the Cablevision jet for up to 35 flight hours annually for personal travel. Personal use of the helicopters by Cablevision’s executives has primarily been for purposes of commutation.

To the extent any employee uses any of the aircraft for personal travel without reimbursement, they are imputed compensation for tax purposes. This personal use is valued at the Standard Industry Fare Level rates that are published biannually by the IRS. For compensation reporting purposes, Cablevision valued the incremental cost of the personal use of the aircraft based on the variable costs incurred by Cablevision net of reimbursements received by executives. The incremental cost of the use of the aircraft does not include any costs that would have been incurred by Cablevision whether or not the personal trip was taken, such as lease and insurance payments, pilot salaries and other overhead costs.

In connection with any personal travel on the Cablevision jet, Mr. Dolan reimburses Cablevision for the actual expenses of each specific flight at the maximum amount Cablevision may legally charge under Part 91 of the Federal Aviation Regulations.

In connection with any personal travel on the Cablevision jet, Mr. Ratner reimburses Cablevision for the actual expenses of each specific flight at a rate no greater than the maximum amount Cablevision may legally charge under Part 91 of the Federal Aviation Regulations.

Other

Generally, certain of the Cablevision executive officers have, from time to time, used Cablevision’s travel department to make their personal travel arrangements. For compensation reporting purposes, Cablevision valued the incremental cost of personal use of the travel department as a portion of the cost of the travel department employees and related overhead, based on the time spent making the arrangements.

From time to time, senior executives have access to tickets to sporting events and other entertainment at Cablevision venues, at no cost.

Post-Termination Compensation

Cablevision believes that its post-termination benefits described below are integral to Cablevision’s ability to attract and retain qualified executives. Following the Distribution, we expect to provide post-termination benefits for our executives but the nature and scope of those benefits have not been established.

Under certain circumstances, payments or other benefits may be provided by Cablevision to employees upon the termination of their employment with Cablevision. The amount and type of any payment or benefit will depend upon the circumstances of the termination of employment. These may include termination by Cablevision without cause, termination by the employee for good reason, other voluntary termination by the employee, retirement, death, disability, or termination following a change in control of Cablevision or following a going-private transaction. The definitions of “cause” and “good reason” vary among the different Cablevision employment agreements with executive officers and the Cablevision award agreements. The Distribution is not a change in control under the Cablevision employment agreements for Messrs. Dolan and Ratner.

The award agreements regarding the various long-term incentives also address employment termination events, including the circumstances upon which vesting, payment and/or forfeiture of all or a portion of the long-term incentives may be accelerated. If an executive’s employment agreement refers to the treatment of any award upon a triggering event, the particular award agreement will not supersede the terms of the employment agreement unless otherwise provided in the award agreement.

In the Cablevision employment agreements for Messrs. Dolan and Ratner, severance benefits include, in addition to certain cash payments, the acceleration of certain long-term incentives under various circumstances.

The Cablevision CHOICE Severance Pay Plan provides for the discretionary payment of severance benefits under certain circumstances. Under the severance plan, Cablevision has discretion to determine (1) under what conditions severance benefits will be made available to any employee, (2) the type and amount of severance benefits to be paid or provided and for what period of time, (3) the manner and form in which severance benefits will be paid or provided to any employee and (4) any other terms and conditions for receiving severance benefits. All severance benefits payable under this severance plan would be conditioned on the employee executing a severance agreement with Cablevision, including any terms and conditions that Cablevision may require.

Under the Cablevision Systems Corporation Supplemental Life Insurance Premium Payment Policy, at all times following a change of control of Cablevision, Cablevision would continue to pay on behalf of certain senior executives of Cablevision, including Messrs. Dolan and Ratner, all premiums on life insurance policies purchased by Cablevision for these executive officers, up to the aggregate amount of additional premiums, if any, necessary to fund fully the face amount of each senior executive’s policy as in effect immediately prior to the change of control. This policy is also provided for in the Cablevision employment agreements of Messrs. James L. Dolan and Ratner, as described below under “— Cablevision Employment Agreements.”

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code, as amended, establishes a $1 million limit on the amount that a publicly held corporation may deduct for compensation paid to the chief executive officer and the next three most highly paid named executive officers in a taxable year. This limitation does not apply to any compensation that is “qualified performance-based compensation” under Section 162(m), which is defined as compensation paid only if the individual’s performance meets pre-established objective goals based on performance criteria established under a plan approved by stockholders. Our short-term and long-term incentive compensation plans are expected to be generally designed to qualify for this exemption from the deduction limitations of Section 162(m) and to be consistent with providing appropriate compensation to executives.

From time to time, to the extent it deems appropriate, Cablevision’s compensation committee may make awards (or modifications to awards) that would not qualify for an exemption from Section 162(m). For example, Cablevision’s deferred compensation awards to Cablevision’s executive officers and certain other members of Cablevision’s management were not designed to be deductible under Section 162(m). These Cablevision awards were specifically designed to encourage executive retention over a seven-year period and do not contain performance objectives. In addition, restricted stock that vests over time is not considered “performance-based” compensation under Section 162(m), so compensation realized upon the vesting of restricted stock awarded to Cablevision’s individual executive officers covered by Section 162(m) will not be deductible by Cablevision. In this regard, we expect that, for 2008, the amount of base salary in excess of $1 million for Cablevision’s chief executive officer and the next three most highly paid named executive officers, plus any other annual compensation paid or imputed to Cablevision’s chief executive officer and the next three most highly paid named executive officers covered by Section 162(m) that causes his non-performance-based compensation to exceed the $1 million limit, will not be deductible by Cablevision for federal income tax purposes. Our compensation committee may also make awards (or modifications to awards) that would not qualify for an exemption from Section 162(m).

Although it is the Company’s intent generally to qualify compensation for the exemption from the deduction limitations, we believe that it is in the best interests of the Company’s stockholders to allow our Compensation Committee the flexibility and discretion to design an appropriate executive compensation program so that the Company can attract, retain and motivate our executives, notwithstanding Section 162(m).

Cablevision Employment Agreements

James L. Dolan

In April 2003, Cablevision entered into an employment agreement with Mr. Dolan for a term that has been automatically extended to December 31, 2010. His Cablevision employment agreement is no longer automatically extendable. Under the agreement, Mr. Dolan is to receive an annual salary from Cablevision of not less than $1,600,000, subject to annual review and increase in the discretion of Cablevision’s compensation committee. Mr. Dolan is also entitled to an annual bonus established in the discretion of Cablevision’s compensation committee with a target of 150% of his annual base salary and a possible range of up to two times his target bonus. Mr. Dolan’s annual salary from Cablevision for 2009 is $1,872,000 and his bonus target is 200% of his annual base salary. Mr. Dolan’s annual salary may not be reduced during the term of the agreement. The Cablevision employment agreement contemplates that Mr. Dolan will continue to be nominated as a director of Cablevision during the term of the agreement. Under the Cablevision agreement, Mr. Dolan continues to be eligible to participate in all employee benefits and other incentives on the same basis as senior management of Cablevision.

Mr. Dolan’s Cablevision employment agreement restricts him from competing with Cablevision or from hiring any of its employees during his employment and for one year after termination of his employment. He is also required to maintain the confidentiality of Cablevision information.

Mr. Dolan’s Cablevision employment agreement provides severance benefits if Mr. Dolan’s employment with Cablevision is terminated (a) by Cablevision (other than for Cause, as defined in the next paragraph) or (b) by him for Good Reason (as defined in the next paragraph) or during the thirteenth month following a “change in control” as defined. The Distribution is not a change in control under the Cablevision employment agreement. These benefits consist of (1) the payment of (A) an amount, in the discretion of Cablevision’s compensation committee, of not less than $40,000 plus (B) three times the sum of Mr. Dolan’s annual base salary and his annual target bonus as in effect at that time; (2) the payment of premiums on his existing whole life insurance policies until they are paid in full or the cash value of each policy is sufficient to fund the remaining premiums payable; (3) full vesting of all of Mr. Dolan’s outstanding incentive and/or performance grants and awards and the elimination of all restrictions on any outstanding restricted stock awards; (4) the immediate vesting of any outstanding stock options and conjunctive rights awards and continuation of the right to exercise those options and awards through the remainder of their term; and (5) the right to enter into a four-year consulting agreement with Cablevision providing minimum annual payments of $1 million. All payments would be conditioned on Mr. Dolan executing a severance agreement with Cablevision, including a general release and covenants with respect to non-competition, non-solicitation of employees and confidentiality.

For purposes of Mr. Dolan’s Cablevision employment agreement, Cause is defined as (1) fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against Cablevision or one of its affiliates or (2) commission of any act or omission that results in, or may reasonably be expected to result in, a conviction, plea of no contest, plea of nolo contendere or imposition of probation for any felony or other crime involving moral turpitude, in each case as determined by Cablevision’s compensation committee. For purposes of Mr. Dolan’s Cablevision employment agreement, termination for Good Reason may occur if: (1) without the executive’s consent, either (A) his base salary, annual target bonus or title is reduced, (B) Cablevision requires that his principal office be located outside of Nassau County or Manhattan, (C) Cablevision materially breaches its obligations to the executive under the employment agreement, (D) the executive remains employed by Cablevision but does not retain his specific position with Cablevision, (E) he reports directly to someone other than the Chairman of the Cablevision Board of Directors or (F) his responsibilities are materially diminished; (2) he gives written notice to Cablevision that he does not consent to such action; (3) Cablevision does not correct such action within 15 days of receiving the executive’s notice; and (4) he voluntarily terminates his employment with Cablevision within 90 days of such action.

In the event of Mr. Dolan’s death or physical or mental disability, his Cablevision employment agreement provides for (1) the payment to him or his estate of all of his outstanding bonus, restricted stock and deferred compensation awards, (2) the right to receive payment of all outstanding performance awards at the time, if any, that such awards are earned (as if he had remained employed with Cablevision through that date) and (3) the right to exercise all of his stock options and stock appreciation rights for the greater of the remainder of the term of the Cablevision employment agreement or one year and the elimination of all restrictions on his restricted stock. If Mr. Dolan is no longer employed by Cablevision for any reason other than for Cause, he will be deemed retired and will have three years to exercise outstanding stock options and other conjunctive rights unless another provision of his Cablevision employment agreement provides for a longer exercise period. Mr. Dolan’s Cablevision employment agreement does not provide for any severance benefits in the event of retirement or a going private transaction that is not a change in control.

It is expected that Mr. Dolan will enter into an employment agreement with the Company prior to the Distribution. See “— Our Employment Agreements.” We expect that Mr. Dolan’s employment agreement with Cablevision will be amended prior to the Distribution to reflect his position with the Company and, if applicable, his employment agreement with the Company.

Hank J. Ratner

In June 2003, Cablevision entered into an employment agreement with Mr. Ratner for a term that has been automatically extended to December 31, 2009. His Cablevision employment agreement is no longer automatically extendable. Under the agreement, Mr. Ratner is to receive an annual salary from Cablevision of not less than $1,200,000, subject to annual review and increase in the discretion of Cablevision’s compensation committee. Mr. Ratner is also entitled to an annual bonus established in the discretion of Cablevision’s compensation committee with a target of 125% of his annual base salary and a possible range of up to two times his target bonus. Mr. Ratner’s annual salary from Cablevision for 2009 is $1,638,000 and his bonus target is 200% of his annual base salary. Mr. Ratner’s annual salary may not be reduced during the term of the agreement. Under the Cablevision agreement, Mr. Ratner continues to be eligible to participate in all employee benefits and other incentives on the same basis as senior management of Cablevision.

Mr. Ratner’s Cablevision employment agreement restricts him from competing with Cablevision or from hiring any of its employees during his employment and for one year after termination of his employment. He is also required to maintain the confidentiality of Cablevision information.

Mr. Ratner’s Cablevision employment agreement provides severance benefits if Mr. Ratner’s employment with Cablevision is terminated (a) by Cablevision (other than for Cause, as defined above under “— James L. Dolan”) or (b) by him for Good Reason (as defined below) or during the thirteenth month following a “change in control” as defined. The Distribution is not a change in control under the Cablevision employment agreement. These benefits consist of (1) the payment of an amount of not less than 2.99 times the sum of Mr. Ratner’s annual base salary and his annual target bonus as in effect at that time; (2) the payment of premiums on his existing whole life insurance policies until they are paid in full or the cash value of each policy is sufficient to fund the remaining premiums payable; (3) full vesting of all of Mr. Ratner’s outstanding incentive and/or performance grants and awards and the elimination of all restrictions on any outstanding restricted stock awards; (4) the immediate vesting of any outstanding stock options and conjunctive rights awards and continuation of the right to exercise those options and awards through the remainder of their terms; and (5) the right to enter into a three-year consulting agreement with Cablevision providing minimum annual payments of $600,000. All payments would be conditioned on Mr. Ratner executing a severance agreement with Cablevision, including a general release and covenants with respect to non-competition, non-solicitation of employees and confidentiality.

For purposes of his Cablevision employment agreement, termination for Good Reason is defined as: (x) if the executive and Cablevision have not extended the Cablevision employment agreement and he elects to terminate his full time employment with Cablevision at the end of the term, unless Cablevision has made a bona fide offer to extend the employment agreement or (y) if (1) without the executive’s consent, either (A) his base salary, annual target bonus or title is reduced, (B) Cablevision requires that his principal office be located outside of Nassau County or Manhattan, (C) Cablevision materially breaches its obligations to the executive under the employment agreement, (D) the executive remains employed by Cablevision but does not retain his specific position with Cablevision, (E) he reports directly to someone other than the Chairman of the Cablevision Board of Directors or the Chief Executive Officer of Cablevision or (F) his responsibilities are materially diminished; (2) he gives written notice to Cablevision that he does not consent to such action; (3) Cablevision does not correct such action within 15 days of receiving the executive’s notice; and (4) he voluntarily terminates his employment with Cablevision within 90 days of such action.

In the event of Mr. Ratner’s death or physical or mental disability, his Cablevision employment agreement provides for (1) the payment to him or his estate of all of his outstanding bonus, restricted stock and deferred compensation awards, (2) the right to receive payment of all outstanding performance awards at the time, if any, that such awards are earned (as if he had remained employed with Cablevision through that date) and (3) the right to exercise all of his stock options and stock appreciation rights for the greater of the remainder of the term of the Cablevision employment agreement or one year and the elimination of all restrictions on his restricted stock. In addition, if Mr. Ratner’s employment with Cablevision is terminated (other than for Cause, as defined) prior to December 31 of any year, he shall receive a prorated bonus for the portion of the year he worked for Cablevision. If he is no longer employed by Cablevision for any reason other than for Cause, he will be deemed retired and will have three years to exercise outstanding stock options and other conjunctive rights unless another provision of his Cablevision employment agreement provides for a longer exercise period. Mr. Ratner’s Cablevision employment agreement does not provide for any severance benefits in the event of retirement or a going private transaction that is not a change in control.

It is expected that Mr. Ratner will enter into an employment agreement with the Company prior to the Distribution. See “— Our Employment Agreements.” We expect that Mr. Ratner’s employment agreement with Cablevision will be amended or he will enter into a new employment agreement with Cablevision to reflect his position with the Company and, if applicable, his employment agreement with the Company.

Executive Compensation Table

As a newly-formed entity, we did not have any executive officers or pay any compensation during 2008. All of the information set forth in the following table reflects compensation earned during the years indicated based upon services rendered to Cablevision by our Executive Chairman, our President and Chief Executive Officer, and our Executive Vice President and Chief Financial Officer. We have not yet identified our other executive officers. We will amend this information statement to identify all of our executive officers and to set forth the compensation information for additional executive officers. (The executive officers for whom we set forth compensation and related information are referred to herein as our “NEOs.”) The services rendered by our NEOs to Cablevision were, in some instances, in capacities not equivalent to those positions in which they will serve us or our subsidiaries. Therefore, these tables may not reflect the compensation that will be paid to the NEOs. As currently contemplated, the base annual salary for these five officers immediately following the Distribution will be as follows, subject to future adjustment in the discretion of our Board of Directors: James L. Dolan, $     ; Hank J. Ratner, $     ; and Robert M. Pollichino, $     . Neither we nor our Board of Directors has determined the amount, if any, of compensation in addition to base salary that may be paid to such officers following the Distribution. The restricted stock award and stock option/SAR information in the following tables reflect awards of Cablevision NY Group Class A Common Stock, options for Cablevision NY Group Class A Common Stock and stock appreciation rights on Cablevision NY Group Class A Common Stock. See “— Treatment of Outstanding Options, Rights, Restricted Stock and Other Awards” for a discussion of the impact of the Distribution on certain of the awards discussed in the following tables.

Summary Compensation Table

							Change in
							Pension
							Value and
						Non-Equity	Nonqualified
						Incentive	Deferred
				Stock	Option	Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)(6)	($)(7)	($)

James L. Dolan	2008	1,800,000	0	3,006,031	1,235,658	6,567,600	114,364	1,214,476	13,938,129
Executive Chairman	2007	1,800,000	0	3,034,166	1,809,827	10,310,769	146,726	6,775,265	23,876,753
	2006	1,600,000	0	3,935,470	2,634,796	6,751,200	125,574	782,811	15,829,851
Hank J. Ratner	2008	1,575,000	0	2,611,273	1,029,714	5,297,389	73,489	888,656	11,475,521
President and Chief	2007	1,500,000	0	2,609,658	1,508,189	8,588,461	96,462	5,457,927	19,760,697
Executive Officer	2006	1,250,000	0	3,042,890	2,379,853	4,735,250	78,365	433,113	11,919,471
Robert M. Pollichino	2008	560,000	0	196,120	10,073	2,161,400	141,882	219,197	3,288,672
Executive Vice President	2007	530,000	0	226,741	34,459	946,000	217,643	213,988	2,168,831
and Chief Financial Officer	2006	505,000	0	348,402	80,043	358,000	98,786	197,964	1,588,195

(1)	For 2008, salaries paid to the NEOs accounted for the following percentages of their total compensation: Mr. Dolan — 13%; Mr. Ratner — 14%; and Mr. Pollichino — 17%.

For 2007, salaries paid to the NEOs accounted for the following percentages of their total compensation: Mr. Dolan — 8%; Mr. Ratner — 8%; and Mr. Pollichino — 24%.

For 2006, salaries paid to the NEOs accounted for the following percentages of their total compensation: Mr. Dolan — 10%; Mr. Ratner — 11%; and Mr. Pollichino — 32%.

(2)	For 2006, 2007 and 2008, Cablevision did not pay any discretionary bonuses or any bonuses based on performance metrics that were not pre-established and communicated to the NEOs. The annual incentive awards for 2006, 2007 and 2008 were performance-based and are disclosed in the Non-Equity Incentive Plan Compensation column.

(3)	This column reflects the dollar amount of expense recognized by Cablevision for financial statement reporting purposes in 2006, 2007 and 2008 for restricted stock awards granted to the NEOs in that year and prior years, as calculated under FAS 123R, without any reduction for risk of forfeiture. FAS 123R requires Cablevision to record share-based compensation expense for awards granted in 2008 as well as awards granted prior to, but not yet vested as of January 1, 2006.

(4)	This column reflects the dollar amount of expense recognized by Cablevision for financial statement reporting purposes in 2006, 2007 and 2008 for stock options and stock appreciation rights awards granted to the NEOs in that year and prior years, as calculated under FAS 123R, without any reduction for risk of forfeiture. FAS 123R requires Cablevision to record share-based compensation expense for awards granted in 2008 as well as awards granted prior to, but not yet vested as of January 1, 2006. Cablevision calculates the fair value of each option award on the date of grant and for each stock appreciation right on the date of grant and at the end of each reporting period using the Black-Scholes option pricing model. For unvested share-based awards as of January 1, 2006, granted prior to 2006, Cablevision’s computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the share-based awards and vesting schedules. In addition, for stock appreciation rights, expected term was also determined based on historical experience of similar awards as of December 31, 2008, 2007 and 2006. For options granted in 2006, Cablevision’s computation of expected life was based on the simplified method (the average of the vesting period and option term) as prescribed in SAB No. 107, Share Based Payments. The interest rate for periods within the contractual life of the share-based award is based on interest yields for U.S. Treasury instruments in effect at the time of grant and as of December 31, 2008, 2007 and 2006 for stock appreciation rights. Cablevision’s computation of expected volatility is based on historical volatility of its common stock. The following assumptions were used to calculate the fair value of stock appreciation rights outstanding as of December 31, 2008, 2007 and 2006, respectively:

	December 31,
	2008	2007	2006

Range of risk-free interest rates	0.10%-0.94%	3.12%-3.45%	4.74%-5.09%
Weighted average expected life (in years)	1.25	1.48	1.30
Dividend Yield	1.77%	0%	0%
Weighted average volatility	36.24%	21.08%	20.61%

(5)	For Mr. Dolan and Mr. Ratner, this information reflects their annual incentive awards for performance in 2008, and performance awards granted in 2006, earned at the end of 2008, as follows: Mr. Dolan, $4,431,600 and $2,136,000, respectively, and Mr. Ratner, $3,873,389, and $1,424,000, respectively.

For Mr. Dolan and Mr. Ratner, this information reflects the sum of their annual incentive awards for performance in 2007, performance awards granted in 2005 earned at the end of 2007, and the performance retention awards granted in 2000 and paid in September 2007 as follows: Mr. Dolan, $4,310,769, $3,000,000, and $3,000,000, respectively; and Mr. Ratner, $3,588,461, $2,000,000, and $3,000,000, respectively.

For Mr. Dolan and Mr. Ratner, this information reflects the sum of their annual incentive awards for performance in 2006 and performance awards granted in 2005 that were earned at the end of 2006 as follows: Mr. Dolan, $3,751,200 and $3,000,000, respectively; and Mr. Ratner, $2,735,250 and $2,000,000, respectively. For more information regarding these awards, please see “Compensation Discussion and Analysis — Cablevision Elements of In-Service Compensation — Annual Incentive Awards” and “— Long-Term Incentives — Performance Awards.”

For Mr. Pollichino, this information reflects: his annual incentive award for performance in 2008 ($341,000), performance awards granted in 2006, earned at the end of 2008 ($320,400) and the performance retention award granted in 2001 and paid in June 2008 ($1,500,000); annual incentive award for performance in 2007 ($496,000), and his performance award granted in 2005, earned at the end of 2007 ($450,000); his annual incentive award for performance in 2006 ($358,000).

(6)	This column represents, for each individual, the sum of the increase in the present value of his accumulated cash balance plan account and accumulated excess cash balance account. There were no above-market earnings on nonqualified deferred compensation. For more information regarding the named executive officers’ pension benefits, please see the Pension Benefits Table below.

(7)	The table below shows the components of this column:

			Excess
		401(k)	Savings		Imputed	Deferred
		Plan	Plan	Life Insurance	Interest on	Compensation
Name	Year	Match(a)	Match(a)	Premiums(b)	Loans(c)	Awards(d)	Dividends(e)	Perquisites(f)	Total

James L. Dolan	2008	$2,460	$51,540	$37,705	—	$202,252	$612,000	$308,519	$1,214,476
	2007	$2,460	$51,425	$37,705	$102,045	$195,925	$6,159,820	$225,885	$6,775,265
	2006	$6,600	$41,400	$37,705	$139,500	$179,070	—	$378,536	$782,811
Hank J. Ratner	2008	$6,900	$40,298	$9,248	—	$202,252	$550,090	$79,868	$888,656
	2007	$6,750	$38,106	$9,248	$77,744	$195,925	$5,000,300	$129,854	$5,457,927
	2006	$6,600	$30,900	$9,248	$106,280	$179,070	—	$101,015	$433,113
Robert M. Pollichino	2008	$4,838	$11,787	—	—	$194,714	—	*	$219,197
	2007	$4,768	$11,619	—	—	$190,458	—	*	$213,988
	2006	$5,461	$9,906	—	—	$176,918	—	*	$197,964

*	Represents less than $10,000.

(a)	These columns represent, for each individual, a matching contribution by Cablevision on behalf of such individual under Cablevision’s 401(k) Plan or Excess Savings Plan, as applicable.

(b)	This column represents amounts paid for premiums on whole life insurance policies purchased by Cablevision for Messrs. Dolan and Ratner.

(c)	This column represents imputed interest on the $3,000,000 interest free loans made by Cablevision to each of Mr. Dolan and Mr. Ratner against their respective performance retention awards granted in 2000 under Cablevision’s former executive compensation program. Awards granted prior to July 2002 provided that the recipient could request an interest free loan from Cablevision in an amount up to the total amount of the award prior to its vesting. Mr. Dolan and Mr. Ratner had loans outstanding since prior to July 30, 2002. These loans were repaid in September 2007.

(d)	This column represents, for each individual other than Mr. Pollichino, the following amounts allocated under his respective deferred compensation award: a notional contribution of $150,000 and notional interest of $29,070, in 2006, $45,925 in 2007, and $52,252 in 2008. This column represents, for Mr. Pollichino, the following amounts allocated under his respective deferred compensation award: a notional contribution of $150,000 and notional interest of $26,918 in 2006, $40,458 in 2007, and $44,714 in 2008. For more information regarding these deferred compensation awards, see “Compensation Discussion and Analysis — Cablevision Elements of In-Service Compensation — Long-Term Incentives — Other Types of Awards in Prior Years.”

(e)	As a result of the special cash dividend declared by Cablevision in April 2006, and cash dividends declared by Cablevision in August 2008 and November 2008, holders of stock options and stock appreciation rights that had vested prior to December 31, 2004 receive a cash dividend upon exercise. Restricted shareholders are entitled to receive a cash amount equal to the dividends when the restricted shares vest. This column represents dividend payments made upon stock option and stock appreciation right exercises and restricted stock vesting in the respective periods.

(f)	This column represents, for each individual, the following aggregate perquisites, as described in the table below. For more information regarding the calculation of these perquisites, please see “Compensation Discussion and Analysis — Cablevision Elements of In-Service Compensation — Perquisites.”

Name	Year	Car and Driver	Aircraft(I)	Other(II)	Total

James L. Dolan	2008	$220,173	$52,532	$35,814	$308,519
	2007	$151,664	$36,961	$37,260	$225,885
	2006	$153,772	$201,475	$23,289	$378,536
Hank J. Ratner	2008	*	$63,844	$12,149	$79,868
	2007	*	$114,993	$14,809	$129,854
	2006	*	$81,404	$18,267	$101,015
Robert M. Pollichino	2008	N/A	N/A	*	7,858
	2007	N/A	N/A	*	7,142
	2006	N/A	N/A	*	5,679

*	Represents less than $10,000.

(I)	As discussed under “Compensation Discussion and Analysis — Cablevision Elements of In-Service Compensation — Executive Security — Aircraft,” Mr. Dolan and Mr. Ratner reimburse Cablevision for the actual expenses associated with personal use of the Company’s corporate airplanes. The amounts in the table exclude personal use of aircraft for which the executive provides reimbursement. The amounts in the table reflect the incremental cost of personal use of Cablevision’s helicopters and for personal guests accompanying the executive when the executive is traveling on business. Incremental cost is determined as the variable costs incurred by Cablevision net of reimbursements received by executives and does not include any costs that would have been incurred by Cablevision whether or not the personal trip was taken, such as lease and insurance payments, pilot salaries and other overhead costs. In November 2006, Cablevision entered into a time sharing agreement with Mr. Dolan pursuant to which he may lease two specified aircraft from Cablevision for his personal use. The agreement provides for reimbursement to Cablevision for such usage at the maximum amount Cablevision legally may charge under Part 91 of the Federal Aviation Regulations (the “FAA Maximum Rate”). In 2008, Mr. Dolan paid Cablevision $118,953 for the use of the two aircraft under the agreement. In June 2007, Cablevision entered into a time sharing agreement with Mr. Ratner pursuant to which he may lease two specified aircraft from Cablevision for his personal use. The agreement provides for reimbursement to Cablevision for such usage at a rate no greater than the FAA Maximum Rate. In 2008, Mr. Ratner paid Cablevision $106,595 for the use of the two aircraft under the agreements.

(II)	This column includes the following components: (A) free cable television service, high-speed data and voice service; (B) executive home security; and (C) use of Cablevision’s travel department to arrange for personal travel.

Grants of Plan-Based Awards

The table below presents information regarding awards granted in 2008 to each named executive officer under Cablevision’s plans, including estimated possible and future payouts under non-equity incentive plan awards and other restricted stock and stock option awards. There were no performance-based equity awards granted in 2008. See “— Treatment of Outstanding Options, Rights, Restricted Stock and Other Awards” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

							All
							Other
							Stock
							Awards:	All Other	Exercise	Grant Date
							Number of	Option	or Base	Fair Value
							Shares of	Awards:	Price of	of Stock
				Estimated Future Payouts Under Non-			Stock	Securities	Option	and Option
		Grant		Equity Incentive Plan Awards			or	Underlying	Awards	Awards
Name	Year	Date		Threshold($)	Target($)	Maximum($)	Units(#)	Options(#)	($/Sh)	($) (1)

James L. Dolan	2008	3/3/08	(2)		3,600,000	7,200,000
	2008	3/3/08	(3)	2,235,000	4,470,000	8,940,000
	2008	3/3/08	(4)				113,200			2,887,732
Hank J. Ratner	2008	3/3/08	(2)		3,146,538	6,293,076
	2008	3/3/08	(3)	1,995,000	3,990,000	7,980,000
	2008	3/3/08	(4)				101,100			2,579,061
Robert M. Pollichino	2008	3/3/08	(2)		336,000	672,000
	2008	3/3/08	(3)	125,000	250,000	500,000
	2008	3/3/08	(4)				9,500			242,345

(1)	This column reflects the full grant date fair value of the restricted stock awards granted to each NEO in 2008, as calculated under FAS 123R on the date of grant. The assumptions used by Cablevision in calculating these amounts is described in note (4) to the Summary Compensation Table above.

(2)	This row reflects the possible payouts with respect to grants of annual incentive awards under Cablevision’s CIP for performance in 2008. Each NEO is assigned a target bonus percentage and amount; there is no threshold amount for annual incentive awards. Under the terms of the awards, each named executive officer is eligible to receive payment of an annual incentive award equal to the lesser of $10 million or two times his bonus target, subject to the Cablevision compensation committee’s discretion to reduce the award. The amounts of annual incentive awards actually paid for performance in 2008 are disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For more information regarding the terms of these annual incentive awards, please see “Compensation Discussion and Analysis — Cablevision Elements of In-Service Compensation — Annual Incentives.”

(3)	This row reflects the future payouts with respect to performance awards that were granted under Cablevision’s Long-Term Incentive Plan in 2008. Each performance award was granted with a target amount, subject to actual payment based on a sliding scale ranging from zero to two times the target amount. These performance awards will be payable in the first quarter of 2011 if Cablevision achieves specified performance targets in the year ending December 31, 2010. For more information regarding the terms of these performance awards, please see “Compensation Discussion and Analysis — Cablevision Elements of In-Service Compensation — Long-Term Incentives — Performance Awards.”

(4)	This row shows the number of shares of restricted stock awarded in 2008. These grants of restricted stock, which were made under Cablevision’s 2006 Employee Stock Plan, are scheduled to vest in their entirety on March 3, 2011.

Outstanding Equity Awards at Fiscal Year-End

The table below shows (i) each grant of stock options and stock appreciation rights of Cablevision that are still unexercised and outstanding and (ii) the aggregate number of shares of unvested restricted stock of Cablevision outstanding for each NEO, in each case as of December 31, 2008. See “— Treatment of

Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

	Option Awards							Stock Awards
													Equity
													Incentive
													Plan
												Equity	Awards:
												Incentive	Market or
					Equity							Plan	Payout
					Incentive							Awards:	Value of
					Plan							Number of	Unearned
					Awards:						Market	Unearned	Shares,
	Number of		Number of		Number of				Number of		Value of	Shares,	Units or
	Securities		Securities		Securities				Shares or		Shares or	Units or	Other
	Underlying		Underlying		Underlying				Units of		Units of	Other	Rights
	Unexercised		Unexercised		Unexercised	Option		Option	Stock That		Stock That	Rights That	That
	Options(#)		Options(#)		Unearned	Exercise		Expiration	Have Not		Have Not	Have Not	Have Not
Name	Exercisable		Unexercisable		Options(#)	Price($)		Date	Vested(#)		Vested($) (1)	Vested(#)	Vested($)

James L. Dolan									362,700	(2)	6,107,868
	166,666					10.78	(3)	6/25/2013
	74,400					15.51	(3)	10/1/2014
	120,000					10.46	(3)	10/1/2014
	120,000					15.51	(3)	11/8/2015
	60,000					15.51	(3)	11/8/2015
	176,000		88,000	(5)		20.51		6/5/2016
Hank J. Ratner									315,000	(7)	5,304,600
	53,591	(8)				17.96	(3)(4)(8)	8/2/2009
	47,636	(8)(9)				16.06	(3)(4)(8)	5/31/2010
	62,000					15.51	(3)	10/1/2014
	33,333					10.46	(3)	10/1/2014
	66,666					15.51	(3)	11/8/2015
	50,000					15.51	(3)	11/8/2015
	146,667		73,333	(5)		20.51		6/5/2016
Robert M. Pollichino									24,700	(6)	415,948
	7,500					10.46	(3)	10/1/2014
	8,000					15.51	(3)	11/8/2015

(1)	Calculated using the closing price of Cablevision NY Group Class A Common Stock on the New York Stock Exchange on December 31, 2008 of $16.84 per share.

(2)	This reflects (i) a grant of 60,000 shares of restricted stock made on November 8, 2005 that is scheduled to vest on November 8, 2009; (ii) a grant of 88,000 shares of restricted stock made on June 5, 2006 that vested on June 5, 2009, (iii) a grant of 101,500 shares of restricted stock made on March 2, 2007 that is scheduled to vest on March 2, 2010; and (iv) a grant of 113,200 shares of restricted stock made on March 3, 2008 that is scheduled to vest on March 3, 2011.

(3)	As a result of the special dividend declared by Cablevision in April 2006, stock options that had not vested by December 31, 2004 were adjusted to reduce their per share exercise price by the $10.00 amount of the special dividend. The per share exercise price of stock options that had vested by December 31, 2004 was not adjusted and the holders will receive the special dividend amount upon exercise. The table does not reflect any impact of the payment of the special dividend on those options that had vested by December 31, 2004.

(4)	In addition, stock options and stock appreciation rights that had vested by December 31, 2004 will receive upon exercise an amount equal to any dividends declared during the life of the option and stock appreciation right. The table does not reflect any impact of payment of these dividends.

(5)	These stock options, which were granted on June 5, 2006, are scheduled to fully vest on June 5, 2009.

(6)	This reflects (i) a grant of 6,600 shares of restricted stock made on June 5, 2006 that vested on June 5, 2009; (ii) a grant of 8,600 shares of restricted stock made on March 2, 2007 that is scheduled to vest on

March 2, 2010; and (iii) a grant of 9,500 shares of restricted stock made on March 3, 2008 that is scheduled to vest on March 3, 2011.

(7)	This reflects (i) a grant of 50,000 shares of restricted stock made on November 8, 2005 that are scheduled to vest on November 8, 2009; (ii) a grant of 73,300 shares of restricted stock made on June 5, 2006 that vested on June 5, 2009; (iii) a grant of 90,600 shares of restricted stock made on March 2, 2007 that are scheduled to vest on March 2, 2010; and (iv) a grant of 101,100 shares of restricted stock made on March 3, 2008 that are scheduled to vest on March 3, 2011.

(8)	These grants reflect decreases in the exercise price and increases in the number of shares of Cablevision NY Group Class A Common Stock to be purchased upon exercise as a result of the issuance of the Rainbow Media Group tracking stock in March 2001 and its conversion back into shares of Cablevision NY Group Class A Common Stock in August 2002. The exercise price also reflects an adjustment based on the Stock Option Settlement in June 2008.

(9)	This grant includes stock options to purchase 23,818 shares of Cablevision NY Group Class A Common Stock and 23,818 stock appreciation rights.

Option Exercises and Stock Vested

The table below shows exercises of Cablevision stock options during 2008 and awards of Cablevision restricted stock that vested during 2008. See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

	Option Exercises			Restricted Stock
	Number of Shares	Value Realized on		Number of Shares	Value Realized
Name	Acquired on Exercise	Exercise ($) (1)		Acquired on Vesting	on Vesting ($)

James L. Dolan	—	—		60,000	1,490,400	(2)(3)
Hank J. Ratner	2,024	39,321	(4)	50,000	1,242,000	(2)(3)
	1,985	38,563	(4)	—	—
Robert M. Pollichino	—	—		—	—

(1)	Calculated using the closing price (per share) of Cablevision NY Group Class A Common Stock on the New York Stock Exchange on the date of exercise less the option price per share multiplied by the number of options exercised.

(2)	Calculated using the average of the high and low (per share) of Cablevision NY Group Class A Common Stock on the New York Stock Exchange on October 1, 2008 less the $0.01 par value paid by the executive officer multiplied by the number of shares vesting.

(3)	A $10.00 per share special dividend declared on the Cablevision NY Group Class A Common Stock in April 2006 and $0.10 per share dividends declared on the Cablevision NY Group Class A Common Stock in August and November 2008, respectively, were associated with this vesting in addition to the value realized and reflected in the table.

(4)	A $10.00 per share special dividend paid by Cablevision was associated with this exercise in addition to the value realized and reflected in the table.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of our NEOs, including the number of years of service credited to each NEO, under the defined benefit pension plans as of December 31, 2008.

		Number of Years	Present Value of	Payments During
		Credited Service	Accumulated Benefit	Last Fiscal Year
Name	Plan Name	(#)(1)	($)(2)	($)

James L. Dolan	Cablevision Cash Balance
	Pension Plan	11	120,880
	Cablevision Excess
	Cash Balance Plan	8	754,802
Hank J. Ratner	Cablevision Cash Balance
	Pension Plan	11	100,829
	Cablevision Excess
	Cash Balance Plan	8	416,752
Robert M. Pollichino	Cablevision Cash Balance	1	18,462
	Cablevision Excess Cash Balance Plan	1	19,631
	Madison Square Garden, L.P.
	Retirement Plan	9	220,617
	Madison Square Garden, L.P.
	Excess Retirement Plan	9	697,507

(1)	Years of service are calculated based on elapsed time measured from date of plan participation. Actual elapsed time for each individual as an employee of Cablevision are as follows: Mr. Dolan, 30 years; Mr. Ratner, 22 years; and Mr. Pollichino, 31 years.

(2)	Assumes that each individual will take a lump sum payment of benefits at retirement. The lump sum payment is based on an assumed retirement age of 65 for all individuals. The lump sum payable under the cash balance plans was determined by crediting the account balances with an assumed interest-crediting rate of 4.15% until age 65. The present value of the accumulated benefits under the Cablevision Cash Balance Plan and the Cablevision Excess Cash Balance Plan were calculated using a discount rate of 5.55%. Also assumes that Mr. Pollichino elects a life annuity form of payment at retirement for the Madison Square Garden Retirement Plans. The assumed retirement age for Robert Pollichino is age 65. The present value of the benefits were calculated using a discount rate of 5.80% and the RP2000 Mortality Table projected seven years beyond the valuation date (2009).

Cablevision Cash Balance Pension Plan

The Cablevision Cash Balance Pension Plan is a tax qualified defined benefit plan that generally covers regular full-time and part-time nonunion employees of Cablevision and certain of its affiliates who have completed one year of service. A notional account is maintained for each participant under the plan, including the NEOs, which consists of (i) annual allocations made by Cablevision as of the end of each year on behalf of each participant who has completed 800 hours of service during the year that range from 3% to 9% of the participant’s compensation, based on the participant’s age, and (ii) monthly interest credits based on the average of the annual rate of interest on the 30-year U.S. Treasury Bonds for the months of September, October and November of the prior year. Compensation includes all direct cash compensation received while a participant as part of the participant’s primary compensation structure (excluding bonuses, fringe benefits, and other compensation that is not received on a regular basis), and before deductions for elective deferrals (in accordance with the Internal Revenue Code limits, the maximum compensation taken into account in determining benefits was limited to $230,000 in 2008).

A participant’s interest in the cash balance account is subject to vesting limitations for the first three years of employment. A participant’s account will vest in full upon his or her termination due to death, disability or retirement after attaining age 65. Upon retirement or other termination of employment with Cablevision, the participant may elect a distribution of the vested portion of the cash balance account. Any amounts remaining in the plan will continue to be credited with interest until the account is paid. The normal form of benefit payment for an unmarried participant is a single life annuity and the normal form of benefit payment for a married participant is a 50% joint and survivor annuity. The participant, with spousal consent if applicable, can waive the normal form and elect a single life annuity or a lump sum.

Cablevision Excess Cash Balance Plan

Cablevision’s Excess Cash Balance Plan is a non-qualified deferred compensation plan that is intended to provide eligible participants, including each NEO, with the portion of their benefit that cannot be paid to them under the Cablevision Cash Balance Pension Plan due to Internal Revenue Code limits on the amount of compensation (as defined in the Cablevision Cash Balance Pension Plan) that can be taken into account in determining benefits under tax-qualified plans ($230,000 in 2008). Cablevision maintains a notional excess cash balance account for each eligible participant, and for each calendar year, credits these accounts with the portion of the allocation that could not be made on his behalf under the Cablevision Cash Balance Pension Plan due to the compensation limitation. In addition, Cablevision credits each notional excess cash balance account monthly with interest at the same rate used under the Cablevision Cash Balance Pension Plan. A participant vests in the excess cash balance account according to the same schedule in the Cablevision Cash Balance Pension Plan. The excess cash balance account, to the extent vested, is paid in a lump sum to the participant as soon as practicable following his or her retirement or other termination of employment with Cablevision.

Madison Square Garden, L.P. Retirement Plan

The Madison Square Garden, L.P. Retirement Plan (“MSG Retirement Plan”) is a tax qualified defined benefit plan covering substantially all of our non-union full-time and eligible part-time employees, including Mr. Pollichino. Effective as of January 1, 2001, membership in the plan was frozen and benefit accruals under the plan continued only for employees who were already active participants in the plan as of December 31, 2000. Effective January 1, 2008, all future benefit accruals under the plan ceased and no participants accrue any benefits under the plan on and after January 1, 2008.

The plan provides a benefit at retirement equal to (i) 2% of a participant’s final average pay multiplied by years of benefit service up to 20 years; plus (ii) 1% of the participant’s final average pay multiplied by years of service in excess of 20 years; minus (iii) 1.25% of the participant’s Social Security benefit multiplied by total benefit service up to 40 years. Final average pay is based on the highest average compensation paid during 60 consecutive months out of the last 120 months of benefit service. Compensation means the basic cash remuneration paid to the participant, including annual bonus, commissions and overtime pay, and before deductions for elective deferrals (up to applicable Internal Revenue Code limits, which in 2008 was $230,000).

As a result of plan participants’ benefits under the plan being frozen, any pay earned and service completed after that date will not be taken into account when determining the amount of a participant’s benefit under the plan. Participants will continue to earn eligibility towards early retirement as long as they remain our employees. Normal retirement under the plan is age 65; however, participants who have attained age 55 and completed at least 10 years of vesting service may retire prior to age 65 and receive a reduced benefit. Based upon his age and years of benefit service, Mr. Pollichino’s monthly accrued benefit payable at age 65 under the plan is $2,997.

The normal form of benefit is a single life annuity for an unmarried participant and a 50% joint and survivor annuity for a married participant. The participant, with the spouse’s consent if married, may waive the normal form and elect an optional form of payment, including a single life annuity, a 50%, 75% or 100% joint and survivor annuity, a 10-year certain and life annuity, a level income option that integrates with Social Security benefits, and a lump sum payment if the actuarial present value of the benefit does not exceed $10,000.

Madison Square Garden, L.P. Excess Retirement Plan

The Madison Square Garden, L.P. Excess Retirement Plan (“MSG Excess Retirement Plan”) is a non-qualified defined contribution plan that provides eligible participants, including Mr. Pollichino, with the portion of their benefit that cannot be paid to them under the MSG Retirement Plan due to Internal Revenue

Code limits on the amount of compensation that can be taken into account in determining benefits under tax-qualified plans ($230,000 in 2008). Future benefit accruals under the MSG Excess Retirement Plan ceased as January 1, 2008 in conjunction with the cessation of future accruals under the MSG Retirement Plan.

Benefits are payable under the MSG Excess Retirement Plan upon the participant’s termination of employment. The normal form of payment under the MSG Excess Retirement Plan is a life annuity for all participants. Instead of the normal form of payment, participants may instead elect a 50%, 75% or 100% joint & survivor annuity option or a 10-year certain and life annuity option. Based upon his age and years of benefit service, Mr. Pollichino’s monthly accrued benefit payable at age 65 under the plan is $9,500.

Cablevision Nonqualified Deferred Compensation

The table below shows (i) the contributions made by each NEO and Cablevision in 2008, (ii) aggregate earnings on each named executive officer’s account balance in 2008 and (iii) the account balance of each of our NEOs under the Cablevision Excess Savings Plan as of December 31, 2008.

		Executive
		Contributions	Registrant	Aggregate
		in Last	Contributions	Earnings	Aggregate	Aggregate
		FY(1)	in Last FY(2)	in Last FY(3)	Withdrawals/	Balance at
Name	Plan Name	($)	($)	($)	Distributions ($)	Last FYE ($)

James L. Dolan	Cablevision Excess Savings Plan	104,280	51,540	21,223	—	613,856
Hank J. Ratner	Cablevision Excess Savings Plan	80,596	40,298	29,185	—	797,308
Robert M. Pollichino	Cablevision Excess Savings Plan	24,554	11,787	10,472	—	315,323

(1)	These amounts represent a portion of the executives’ salaries, which are included in the numbers reported in the “Salary” column of the Summary Compensation Table that the executives contributed to the respective plans.

(2)	These amounts are reported in the “All Other Compensation” column of the Summary Compensation Table.

(3)	These amounts are not reported in the “All Other Compensation” column of the Summary Compensation Table.

Cablevision 401(k) Plan

Under the Cablevision 401(k) Savings Plan (the “Cablevision 401(k) Plan”), a tax-qualified retirement savings plan, participating employees, including executive officers, may contribute into their plan accounts a percentage of their eligible pay on a before-tax basis as well as a percentage of their eligible pay on an after-tax basis. Cablevision will match 50% of the first 6% of eligible pay contributed by participating employees. The Cablevision matching contributions will be subject to vesting limitations for the first three years of employment.

Cablevision Excess Savings Plan

The Cablevision Excess Savings Plan is a non-qualified deferred compensation plan that operates in conjunction with the Cablevision 401(k) Plan. An employee is eligible to participate in the Cablevision Excess Savings Plan for a calendar year if his compensation (as defined in the Cablevision Cash Balance Pension Plan described above) in the preceding year exceeded (or would have exceeded, if the employee had been employed for the entire year) the IRS limit on the amount of compensation that can be taken into account in determining contributions under tax-qualified retirement plans ($230,000 in 2008) and he makes an election to participate prior to the beginning of the year. An eligible employee whose contributions to the Cablevision 401(k) Plan are limited as a result of this compensation limit or as a result of reaching the maximum 401(k) deferral limit ($15,500 or $20,500 if 50 or over, for 2008) can continue to make pre-tax contributions under the Cablevision Excess Savings Plan of up to 6% of his eligible pay. In addition, Cablevision will make matching contributions of up to 50% of the first 6% of eligible pay contributed by the employee. A participant is always fully vested in his own contributions and vests in Cablevision matching contributions over three years (subject to full vesting upon death, disability or retirement after attaining age 65). Account balances under the Cablevision Excess Savings Plan are credited monthly with the rate of return earned by the Stable

Value Fund offered as an investment alternative under the Cablevision 401(k) Plan. Distributions are made in a lump sum as soon as practicable after the participant’s termination of employment with Cablevision.

Our Retirement Benefits

After the Distribution, liabilities for benefits under the Cablevision Cash Balance Pension Plan, the Cablevision Excess Cash Balance Plan, the Cablevision Excess Savings Plan and the Cablevision 401(k) Plan, in which our employees participate, will be assumed by us together with the actuarially determined associated assets, to the extent such assets and benefits are not already our assets or liabilities. The actuarial present values of the accumulated pension benefits of our NEOs who have participated in the Cablevision Cash Balance Pension Plan, the Cablevision Excess Cash Balance Plan, the MSG Retirement Plan and the MSG Excess Retirement Plan as of the end of 2008 is reported in the Pension Benefits Table herein. Information concerning the Cablevision Excess Savings Plan as of the end of 2008 is reported in the Non-Qualified Deferred Compensation Table herein.

Following the Distribution, we expect to offer retirement plans that are substantially similar to the Cablevision Cash Balance Pension Plan, the Cablevision Excess Cash Balance Plan, the Cablevision Excess Savings Plan and the Cablevision 401(k) Plan, which are described above.

Our Employment Agreements

We expect that we will enter into employment agreements with certain of our executive officers. No such employment agreements have been entered into as of the date the registration statement of which this information statement forms a part was filed with the Securities and Exchange Commission. James L. Dolan and Hank J. Ratner have employment agreements with Cablevision. See “— Compensation, Discussion and Analysis — Cablevision Employment Agreements.”

Our Equity Compensation Plan Information

We plan to adopt an Employee Stock Plan and a Stock Plan for Non-Employee Directors both of which are discussed below.

Our Employee Stock Plan

Prior to the Distribution, we will adopt an Employee Stock Plan (the “Employee Stock Plan”), subject to the approval of Cablevision as our sole shareholder at such time.

The Employee Stock Plan will be filed prior to the Distribution as an exhibit to the registration statement of which this information statement forms a part that we have filed with the Securities and Exchange Commission, and the following description of the Employee Stock Plan is qualified in its entirety by reference to the Employee Stock Plan that will be filed prior to the Distribution.

Overview

The purpose of the Employee Stock Plan is to compensate employees of the Company and its affiliates who are responsible for the management and growth of the business of the Company and its affiliates and to advance the interest of the Company by encouraging and enabling the acquisition of a personal proprietary interest in the Company by employees upon whose judgment and keen interest the Company and its affiliates are largely dependent for the successful conduct of their operations. It is anticipated that the acquisition of such a proprietary interest in the Company will stimulate the efforts of these employees on behalf of the Company and its affiliates, and strengthen their desire to remain with the Company and its affiliates. It is also expected that the opportunity to acquire such a proprietary interest will enable the Company and its affiliates to attract and retain desirable personnel. The Employee Stock Plan provides for grants of incentive stock options (as defined in Section 422A of the Internal Revenue Code), non-qualified stock options, stock appreciation rights, restricted shares, restricted stock units and other equity-based awards (collectively, “Awards”). The Employee Stock Plan will terminate, and no more Awards will be granted after ten years from the effective date of the plan (unless sooner terminated by our Board of Directors or our Compensation Committee). The termination of the Employee Stock Plan will not affect previously granted Awards.

Shares Subject to the Employee Stock Plan; Other Limitations

The Employee Stock Plan will be administered by the Company’s Compensation Committee. Awards may be granted under the Employee Stock Plan to such employees of the Company and its affiliates as the Compensation Committee may determine. An “affiliate” is defined in the Employee Stock Plan to mean any entity controlling, controlled by, or under common control with the Company or any other affiliate and also includes any entity in which the Company owns at least five percent of the outstanding equity interests. The total number of shares of the Company’s Class A Common Stock that may be issued pursuant to Awards under the Employee Stock Plan may not exceed an aggregate of          , which may be either treasury shares or authorized and unissued shares. To the extent that (i) an Award is paid, settled or exchanged or expires, lapses, terminates or is cancelled for any reason without the issuance of shares, (ii) any shares under an Award are not issued because of payment or withholding obligations or (iii) restricted shares revert back to the Company prior to the lapse of the restrictions or are applied by the Company for purposes of tax withholding obligations, then the Compensation Committee may also grant Awards with respect to such shares or restricted shares. Awards payable only in cash or property other than shares do not reduce the aggregate remaining number of shares with respect to which Awards may be made under the Employee Stock Plan and shares relating to any other Awards that are settled in cash or property other than shares, when settled, will be added back to the aggregate remaining number of shares with respect to which Awards may be made under the Employee Stock Plan. No single employee may be issued Awards during any one calendar year for, or that relate to, a number of shares exceeding           . In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects shares such that the failure to make an adjustment to an Award would not fairly protect the rights represented by the Award in accordance with the essential intent and principles thereof (each such event, an “Adjustment Event”), then the Compensation Committee will, in such manner as it may determine to be equitable in its sole discretion, adjust any or all of the terms of an outstanding Award (including, without limitation, the number of shares covered by such outstanding Award, the type of property to which the Award is subject and the exercise price of such Award).

As a result of the Distribution, options with respect to          shares of the Company’s Class A Common Stock and stock appreciation rights with respect to          shares of the Company’s Class A Common Stock will be issued to employees under the Employee Stock Plan. See “Shares Eligible for Future Sale — Employee Stock Awards.”

Awards

All employees of the Company and its affiliates will be eligible to receive Awards under the Employee Stock Plan. Under the Employee Stock Plan, the Company may grant options and stock appreciation rights, which will be exercisable at a price determined by the Compensation Committee on the date of the Award grant, which price will be no less than the fair market value of a share of Class A Common Stock on the date the option or stock appreciation right is granted. Other than in the case of the death of a participant, such options and stock appreciation rights may be exercised for a term fixed by the Compensation Committee but no longer than ten years from the date of grant. An award agreement may provide that, in the event the participant dies while the option or stock appreciation right is outstanding, the option or stock appreciation right will remain outstanding until the first anniversary of the participant’s death, whether or not such first anniversary occurs after such ten-year period. Upon its exercise, a stock appreciation right will be settled (and an option may be settled, in the Compensation Committee’s discretion) for an amount equal to the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the exercise price of the stock appreciation right (or option).

The Company may also grant restricted shares and restricted stock units. A restricted share is a share of Class A Common Stock that is registered in the participant’s name, but that is subject to certain transfer and/or forfeiture restrictions for a period of time as specified in the participant’s award agreements. The recipient of a restricted share will have the rights of a shareholder, subject to any restrictions and conditions specified by the Compensation Committee in the recipient’s award agreement. Notwithstanding the previous sentence, unless the Compensation Committee determines otherwise, all ordinary cash dividends paid upon any restricted share prior to its vesting will be retained by the Company for the account of the relevant participant and upon vesting will be paid to the relevant participant.

A restricted stock unit is an unfunded, unsecured right to receive a share of Class A Common Stock (or cash or other property) at a future date upon the satisfaction of the conditions specified by the Compensation Committee in the award agreement. Unless otherwise provided by the Compensation Committee, a restricted stock unit will also carry a dividend equivalent right representing an unfunded and unsecured promise to pay to the relevant participant, upon the vesting of the restricted stock unit, an amount equal to the ordinary cash dividends that would have been paid upon any share underlying a restricted stock unit had such shares been issued.

The Compensation Committee may grant other equity-based or equity-related awards to participants subject to terms and conditions it may specify. These awards may entail the transfer of shares or payment in cash based on the value of shares.

Under the Employee Stock Plan, the Compensation Committee will have the authority, in its discretion, to add performance criteria as a condition to any employee’s exercise of a stock option or stock appreciation right, or the vesting or payment of any restricted shares or restricted stock units, granted under the Employee Stock Plan. Additionally, the Employee Stock Plan specifies certain performance criteria that may, in the case of certain executive officers of the Company, be conditions precedent to the vesting of bonus award shares or restricted shares granted to such executives under the Employee Stock Plan. The performance criteria may be determined by reference to the performance of the Company, an affiliate or a business unit, product, team, venue, production, event, network or service thereof or any combination of the foregoing. Such criteria may also be measured on a per customer, subscriber, sponsor, viewer (or available viewer), basic or diluted share basis or any combination of the foregoing and may reflect absolute performance, incremental performance or comparative performance to other companies (or their products or services) determined on a gross, net, GAAP or non-GAAP basis, with respect to one or more of the following: (i) net or operating income or other measures of profit; (ii) measures of revenue; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) cash flow, free cash flow, adjusted operating cash flow and similar measures; (v) return on equity, investment, assets or capital; (vi) gross or operating margins or savings; (vii) performance relative to budget, forecast or market expectations; (viii) market share or penetration, subscriber or customer acquisition or retention, ratings, viewership, facilities utilization or attendance; (ix) sports team performance; (x) operating metrics relating to sales, subscriptions, sponsorships or customer service or satisfaction; (xi) capital spending management, network upgrades, facility maintenance or renovation or product or service deployments; (xii) achievement of strategic business objectives such as acquisitions, dispositions or investments; (xiii) a specified increase in the fair market value of the Company’s Class A Common Stock; (xiv) a specified increase in the private market value of the Company; (xv) the price of the Company’s Class A Common Stock; (xvi) earnings per share; and/or (xvii) total shareholder return.

Amendment; Termination

The Board of Directors or the Compensation Committee may discontinue the Employee Stock Plan at any time and from time to time may amend or revise the terms of the Employee Stock Plan or any award agreement, as permitted by applicable law, except that it may not (a) make any amendment or revision in a manner unfavorable to a participant (other than if immaterial), without the consent of the participant or (b) make any amendment or revision without the approval of the stockholders of the Company if such approval is required by the rules of the [New York Stock Exchange]. Consent of the participant will not be required solely pursuant to the previous sentence in respect of any adjustment made in light of an Adjustment Event, except to the extent the terms of an award agreement expressly refer to an Adjustment Event, in which case such terms will not be amended in a manner unfavorable to a participant (other than if immaterial) without such participant’s consent.

U.S. Federal Tax Implications of Certain Awards under the Plan

The following summary generally describes the principal Federal (but not state and local) income tax consequences of certain awards under the Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular participant or the Company. The provisions of the Internal Revenue Code and the regulations thereunder relating to these matters are complex and their impact in any one case may depend upon the particular circumstances.

Incentive Stock Options.

An employee will not be subject to tax upon the grant of an incentive stock option (an “ISO”) or upon the exercise of an ISO. However, the excess of the fair market value of the shares on the date of exercise over the exercise price paid will be included in the employee’s alternative minimum taxable income. Whether the employee is subject to the alternative minimum tax will depend on his or her particular circumstances. The employee’s basis in the shares received will be equal to the exercise price paid, and the holding period in such shares will begin on the day following the date of exercise. If an employee disposes of the shares on or after (i) the second anniversary of the date of grant of the ISO and (ii) the first anniversary of the date of exercise of the ISO (the “statutory holding period”), the employee will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such disposition and his or her basis in the shares.

Nonstatutory Stock Options.

An employee will not be subject to tax upon the grant of an option which is not intended to be (or does not qualify as) an ISO (a “nonstatutory stock option”). Upon exercise of a nonstatutory stock option, an amount equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price paid is taxable to an employee as ordinary income, and such amount is generally deductible by the Company. This amount of income will be subject to income tax withholding and employment taxes. An employee’s basis in the shares received will equal the fair market value of the shares on the date of exercise, and an employee’s holding period in such shares will begin on the day following the date of exercise.

Restricted Stock.

An employee will not be subject to tax upon receipt of an award of shares subject to forfeiture conditions and transfer restrictions (the “restrictions”) under the Plan unless the employee makes the election referred to below. Upon lapse of the restrictions, an employee will recognize ordinary income equal to the fair market value of the shares on the date of lapse (less any amount the employee may have paid for the shares), and such income will be subject to income tax withholding and employment taxes. An employee’s basis in the shares received will be equal to the fair market value of the shares on the date the restrictions lapse, and an employee’s holding period in such shares begins on the day after the restrictions lapse. If any dividends are paid on such shares prior to the lapse of the restrictions they will be includible in an employee’s income during the restricted period as additional compensation (and not as dividend income) and will be subject to income tax withholding and employment taxes.

If permitted by the applicable award agreement, an employee may elect, within thirty days after the date of the grant of the restricted stock, to recognize immediately (as ordinary income) the fair market value of the shares awarded (less any amount an employee may have paid for the shares), determined on the date of grant (without regard to the restrictions). Such income will be subject to income tax withholding and employment taxes at such time. This election is made pursuant to Section 83(b) of the Code and the regulations thereunder. If an employee makes this election, the employee’s holding period will begin the day after the date of grant, dividends paid on the shares will be subject to the normal rules regarding distributions on stock, and no additional income will be recognized by the employee upon the lapse of the restrictions. However, if the employee forfeits the restricted shares before the restrictions lapse, no deduction or capital loss will be available to the employee (even though the employee previously recognized income with respect to such forfeited shares).

In the taxable year in which an employee recognizes ordinary income on account of shares awarded to the employee, the Company generally will be entitled to a deduction equal to the amount of income recognized by the employee. In the event that the restricted shares are forfeited by an employee after having made the Section 83(b) election referred to above, the Company generally will include in our income the amount of our original deduction.

Stock Appreciation Rights.

An employee will not be subject to tax upon the grant of a stock appreciation right. Upon exercise of a stock appreciation right, an amount equal to the cash and/or the fair market value (measured on the date of exercise) of shares receivable by the employee in respect of a stock appreciation right will be taxable to the employee as ordinary income, and such amount generally will be deductible by the Company. This amount of income will be subject to income tax withholding and employment taxes. An employee’s basis in any shares received will be equal to the fair market value of such shares on the date of exercise, and an employee’s holding period in such shares will begin on the day following the date of exercise.

Restricted Stock Units.

An employee will not be subject to tax upon the grant of a restricted stock unit. Upon vesting of a restricted stock unit, the fair market value of the shares covered by the award on the vesting date will be subject to employment taxes. Upon distribution of the cash and/or shares underlying a restricted stock unit, an employee will recognize as ordinary income an amount equal to the cash and/or fair market value (measured on the distribution date) of the shares received, and such amount will generally be deductible by the Company. This amount of income will generally be subject to income tax withholding on the date of distribution. An employee’s basis in any shares received will be equal to the fair market value of the shares on the date of distribution, and an employee’s holding period in such shares will begin on the date of distribution. If any dividend equivalent amounts are paid to an employee, they will be includible in the employee’s income as additional compensation (and not as dividend income) and will be subject to income and employment tax withholding.

Disposition of Shares.

Unless stated otherwise above, upon the subsequent disposition of shares acquired under any of the preceding awards, an employee will recognize capital gain or loss based upon the difference between the amount realized on such disposition and the employee’s basis in the shares, and such amount will be long-term capital gain or loss if such shares were held for more than 12 months. Currently, capital gain is generally taxed at a maximum rate of 15% if the property is held more than one year.

The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the employee in connection with the exercise of an option. The Company generally is not entitled to a tax deduction with respect to any amount that represents compensation in excess of $1 million paid to “covered employees” that is not “qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code. To the extent possible, the Company intends to utilize the benefits of certain transition rules under Section 162(m) to insure the deductibility of compensation in excess of $1 million.

Our Stock Plan for Non-Employee Directors

Prior to the Distribution, we will adopt a Stock Plan for Non-Employee Directors (the “Director Stock Plan”), subject to the approval of Cablevision as our sole shareholder at such time.

The Director Stock Plan will be filed prior to the Distribution as an exhibit to the registration statement of which this information statement forms a part that we have filed with the Securities and Exchange Commission, and the following description of the Director Stock Plan is qualified in its entirety by reference to the Director Stock Plan that will be filed prior to the Distribution.

Overview

We believe that the Company’s ability to attract and retain capable persons as non-employee directors will be enhanced if it can provide its non-employee directors with equity-based awards and that the Company will benefit from encouraging a sense of proprietorship of such persons stimulating the active interest of such persons in the development and financial success of the Company. The Director Stock Plan provides for potential grants of non-qualified stock options, restricted stock units and other equity-based awards (collectively, “Director Awards”). The Director Stock Plan will terminate, and no more Director Awards will be granted, after ten years from the effective date of the plan (unless sooner terminated by our Board of

Directors or our Compensation Committee). The termination of the Director Stock Plan will not affect previously granted Director Awards.

Shares Subject to the Director Stock Plan; Other Limitations

The Director Stock Plan will be administered by the Company’s Compensation Committee. Director Awards may be granted under the Director Stock Plan to members of the Board of Directors who are not current employees of the Company or its subsidiaries as the Compensation Committee may determine. After the Distribution, there will be           non-employee directors who will be eligible to participate in the Director Stock Plan. The total number of shares of the Company’s Class A Common Stock that may be issued pursuant to Director Awards under the Director Stock Plan may not exceed an aggregate of          , which may be either treasury shares or authorized and unissued shares. To the extent that (i) a Director Award is paid, settled or exchanged or expires, lapses, terminates or is cancelled for any reason without the issuance of shares or (ii) any shares under a Director Award are not issued because of payment or withholding obligations, then the Compensation Committee may also grant Director Awards with respect to such shares. Director Awards payable only in cash or property other than shares do not reduce the aggregate remaining number of shares with respect to which Director Awards may be made under the Director Stock Plan and shares relating to any other Director Awards that are settled in cash or property other than shares, when settled, will be added back to the aggregate remaining number of shares with respect to which Director Awards may be made under the Director Stock Plan. In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects shares such that the failure to make an adjustment to a Director Award would not fairly protect the rights represented by the Director Award in accordance with the essential intent and principles thereof (each such event, a “Director Stock Plan Adjustment Event”), then the Compensation Committee will, in such manner as it may determine to be equitable in its sole discretion, adjust any or all of the terms of an outstanding Director Award (including, without limitation, the number of shares covered by such outstanding Director Award, the type of property to which the Director Award is subject and the exercise price of such Director Award).

As a result of the Distribution, options with respect to           shares of the Company’s Class A Common Stock will be issued to directors under the Director Stock Plan. See “Shares Eligible for Future Sale — Non-Employee Director Stock Awards.”

Director Awards

Under the Director Stock Plan, the Company may grant options to participants. The options will be exercisable at a price determined by the Compensation Committee on the date of the Director Award grant, which price will be no less than the fair market value of a share of Class A Common Stock on the date the option is granted, and will otherwise be subject to such terms and conditions as specified by the Compensation Committee, provided that, unless determined otherwise by the Compensation Committee, such options will be fully vested and exercisable on the date of grant. Each option granted pursuant to the Director Stock Plan will terminate upon the earlier to occur of (i) the expiration of ten years following the date upon which the option is granted and (ii) a period fixed by the Compensation Committee in the award agreement, however, an award agreement may provide that in the event that a participant dies while an option is exercisable, the option will remain exercisable by the participant’s estate or beneficiary only until the first anniversary of the participant’s date of death and whether or not such first anniversary occurs prior to or following the expiration of the relevant period referred to above. Upon its exercise, an option may be settled, in the Compensation Committee’s discretion, for an amount equal to the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the exercise price of the option.

The Company may also grant restricted stock units to participants. A restricted stock unit is an unfunded, unsecured right to receive a share of Class A Common Stock (or cash or other property) at a future date upon the satisfaction of the conditions specified by the Compensation Committee in the award agreement. Unless otherwise provided by the Compensation Committee, such restricted stock units will be fully vested on the date of grant and will also carry a dividend equivalent right representing an unfunded and unsecured promise to pay to the relevant participant an amount equal to the ordinary cash dividends that would have been paid upon any share underlying a restricted stock unit had such shares been issued. If a restricted stock unit is not fully vested at the date of grant, the dividend equivalent right will not apply until such restricted stock unit is vested.

The Compensation Committee may grant other equity-based or equity-related awards to non-employee directors subject to terms and conditions it may specify. These awards may entail the transfer of shares or payment in cash based on the value of shares.

Amendment; Termination

The Board of Directors or the Compensation Committee may discontinue the Director Stock Plan at any time and from time to time may amend or revise the terms of the Director Stock Plan or any award agreement, as permitted by applicable law, except that it may not (a) make any amendment or revision in a manner unfavorable to a participant (other than if immaterial), without the consent of the participant or (b) make any amendment or revision without the approval of the stockholders of the Company if such approval is required by the rules of the [New York Stock Exchange]. Consent of the participant will not be required solely pursuant to the previous sentence in respect of any adjustment made in light of a Director Stock Plan Adjustment Event, except to the extent the terms of an award agreement expressly refer to a Director Stock Plan Adjustment Event, in which case such terms will not be amended in a manner unfavorable to a participant (other than if immaterial) without such participant’s consent.

U.S. Federal Tax Implications of Options and Restricted Stock Units Under the Director Stock Plan

The following summary generally describes the principal Federal (but not state and local) income tax consequences of the issuance and exercise of options and restricted stock units under the Director Stock Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular participant or the Company. The provisions of the Internal Revenue Code and the regulations thereunder relating to these matters are complex and subject to change and their impact in any one case may depend upon the particular circumstances.

A non-employee director will not realize any income, and the Company will not be entitled to a deduction, at the time that a stock option is granted under the Director Stock Plan. Upon exercising an option, a non-employee director will realize ordinary income (not as capital gain), and the Company will be entitled to a corresponding deduction, in an amount equal to the fair market value on the exercise date of the shares subject to the option over the exercise price of the option. The non-employee director will have a basis in the shares received as a result of the exercise, for purposes of computing capital gain or loss, equal to the fair market value of those shares on the exercise date and the non-employee director’s holding period in the shares received will commence on the day after the date of exercise. If an option is settled by the Company in cash, shares or a combination thereof, the non-employee directors will recognize ordinary income at the time of settlement equal to the fair market value of such cash, shares or combination thereof, and the Company will be entitled to a corresponding deduction.

A non-employee director will not realize any income, and the Company will not be entitled to a deduction, at the time that a restricted stock unit is granted under the Director Stock Plan. Upon payment or settlement of a restricted stock unit award in Class A Common Stock or cash, the non-employee director will recognize ordinary income, and the Company will be entitled to a corresponding deduction, equal to the fair market value of any Class A Common Stock or cash received.

Our Cash Incentive Plan

Prior to the Distribution, we will adopt a Cash Incentive Plan (the “CIP”), subject to the approval of Cablevision as our sole shareholder at such time.

The CIP will be filed prior to the Distribution as an exhibit to the registration statement of which this information statement forms a part that we have filed with the Securities and Exchange Commission, and the following description of the CIP is qualified in its entirety by reference to the CIP that will be filed prior to the Distribution.

Overview

The purposes of CIP are (i) to advance the interest of the Company and its shareholders by providing a means to motivate the employees of the Company and its affiliates, upon whose judgment, initiative and efforts the continued success, growth and development of the Company is dependent; (ii) to link the rewards of the employees of the Company and its affiliates to the achievement of specific performance objectives and goals when so desired; (iii) to assist the Company and its affiliates in maintaining a competitive total compensation program that serves to attract and retain the most highly qualified individuals; and (iv) to permit the grant and payment of awards that are deductible to the Company pursuant to Section 162(m) of the Internal Revenue Code when so desired. The CIP provides cash awards.

CIP Awards

The Plan will be administered by the Company’s Compensation Committee. Awards may be granted under the CIP to such employees of the Company or an affiliate of the Company, as the Compensation Committee may determine. An “affiliate” is defined in the CIP to mean any entity controlling, controlled by, or under common control with the Company or any other affiliate and also includes any entity in which the Company owns at least five percent of the outstanding equity interests. The CIP provides for two types of cash awards: Long-Term Incentive Awards and Annual Incentive Awards. Long-Term Incentive Awards may be subject to such terms and conditions (including the performance criteria described below) as the Compensation Committee determines; however no Long-Term Incentive Award will cover a period of more than ten years. In no event may any covered employee be granted Long-Term Incentive Awards that are intended to satisfy the requirements of Section 162(m) in any fiscal year of the Company exceeding in the aggregate $10 million. Annual Incentive Awards may also be subject to such terms and conditions (including the performance criteria described below) as the Compensation Committee determines. In no event may any covered employee be granted Annual Incentive Awards that are intended to satisfy the requirements of Section 162(m) in any fiscal year of the Company exceeding in the aggregate $10 million.

The Compensation Committee may establish one or more conditions which must be satisfied in order for an employee to be entitled to an award under the CIP. The CIP specifies that, to the extent that an award under the CIP is intended to qualify for deductibility under Section 162(m), the payment of the award will be conditioned on the satisfaction of one or more of the performance criteria listed below over a period or periods selected by the Compensation Committee. The performance criteria may be determined by reference to the performance of the Company, an affiliate or a business unit, product, team, venue, production, event, network or service thereof or any combination of the foregoing. Such criteria may also be measured on a per customer, subscriber, sponsor, viewer (or available viewer), basic or diluted share basis or any combination of the foregoing and may reflect absolute performance, incremental performance or comparative performance to other companies (or their products or services) determined on a gross, net, GAAP or non-GAAP basis, with respect to one or more of the following: (i) net or operating income or other measures of profit; (ii) measures of revenue; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) cash flow, free cash flow, adjusted operating cash flow and similar measures; (v) return on equity, investment, assets or capital; (vi) gross or operating margins or savings; (vii) performance relative to budget, forecast or market expectations; (viii) market share or penetration, subscriber or customer acquisition or retention, ratings, viewership, facilities utilization or attendance; (ix) sports team performance; (x) operating metrics relating to sales, subscriptions, sponsorships or customer service or satisfaction; (xi) capital spending management, network upgrades, facility maintenance or renovation or product or service deployments; (xii) achievement of strategic business objectives such as acquisitions, dispositions or investments; (xiii) a specified increase in the fair market value of the Company’s Class A Common Stock; (xiv) a specified increase in the private market value of the Company; (xv) the price of the Company’s Class A Common Stock; (xvi) earnings per share; and/or (xvii) total shareholder return.

If the Compensation Committee establishes conditions to the entitlement of a Long-Term Incentive Award or Annual Incentive Award for a covered employee relating to the achievement of performance criteria, the Compensation Committee must determine whether the performance criteria have been met with respect to the employee and, if they have, so certify and ascertain the amount of the applicable Long-Term Incentive Award or Annual Incentive Award. No Long-Term Incentive Award or Annual Incentive Award (if contingent on such performance criteria) will be paid until such certification is made by the Compensation Committee.

Amendment; Termination

The Board of Directors or the Compensation Committee may discontinue the CIP at any time and from time to time may amend or revise the terms of the CIP, as permitted by applicable law, except that it may not amend or revise, in any manner unfavorable to a recipient (other than if immaterial), any Long-Term Incentive Award, without the consent of the recipient of that Long-Term Incentive Award.

Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards

Cablevision has issued options to purchase, and stock appreciation rights in respect of, its Cablevision NY Group Class A Common Stock. In connection with the Distribution, each Cablevision option will become two options: one will be an option to acquire Cablevision NY Group Class A Common Stock and one an option to acquire our Class A Common Stock. Similarly, each right will become a right with respect to Cablevision NY Group Class A Common Stock and a right with respect to our Class A Common Stock. Cablevision’s employees who become our employees in the Distribution will not be treated as having terminated their employment for vesting purposes so long as they remain employed by Cablevision or any of its affiliates. We will be an affiliate of Cablevision following the Distribution. The options and the rights with respect to our Class A Common Stock will be issued under our Employee Stock Plan. The existing exercise price will be allocated between the existing Cablevision options/rights and our new options/rights based upon the respective market prices of the Cablevision NY Group Class A Common Stock and our Class A Common Stock and taking into account the Distribution ratio (i.e., the number of shares of Cablevision common stock in respect of which one share of our common stock will be issued). Other than the split of the Cablevision options and rights and the allocation of the existing exercise price, upon issuance of our new options and rights there will be no additional adjustment to the existing Cablevision options and rights in connection with the Distribution and the terms of each employee’s applicable Cablevision award agreement will continue to govern the Cablevision options and rights; however we will not be regarded as a competitive entity for purposes of any non-compete provisions contained in our employees’ award agreements with Cablevision. The terms of a new award agreement with us will govern the new options and rights issued under our Employee Stock Plan. Recipients of our options and rights will continue to vest in such awards so long as they remain employed by the Company, Cablevision or affiliates of either entity, provided that an employee who moves between the Company or one of its subsidiaries, on the one hand, and Cablevision or one of its subsidiaries, on the other hand, at a time when the two entities are no longer affiliates will not continue to vest in our options and rights and such change will constitute a termination of employment for purposes of the award agreement. Under the new award agreement, our options and rights may be affected upon a change in control or a going private transaction, as set forth in the terms of the award agreement.

Cablevision has issued restricted stock to its employees which vests according to a vesting schedule that was established when the shares were issued. In the Distribution, shares of our Class A Common Stock will be issued in respect of the restricted stock issued by Cablevision based upon the Distribution ratio. Our shares will be restricted on the same basis as the Cablevision restricted shares in respect of which they are issued. Holders of restricted stock who remain employees of Cablevision or who become our employees will continue to vest in both the Cablevision restricted stock and our restricted stock so long as they remain employed by Cablevision or any of its affiliates. We will be an affiliate of Cablevision following the Distribution. The terms of each employee’s applicable award agreement will continue to govern the restricted shares except that we will not be regarded as a competitive entity for purposes of any non-compete provisions contained in our employees’ award agreements with Cablevision.

Cablevision has issued restricted stock units to its non-employee directors which represent unfunded, unsecured rights to receive shares of Cablevision NY Group Class A Common Stock (or cash or other property) at a future date upon the satisfaction of the conditions specified by the Compensation Committee in the award agreement. Such restricted stock units were fully vested on the date of grant. In connection with the Distribution, each holder of a restricted stock unit will receive one share of our Class A Common Stock in respect of each          Cablevision restricted stock unit owned on the record date upon the Distribution and continue to be entitled to a share of Cablevision NY Group Class A Common Stock (or cash or other property) in accordance with the award agreement.

As a result of the Distribution, there will be outstanding options to acquire approximately      million of our shares of Class A Common Stock, stock appreciation rights in respect of approximately      million of our shares of Class A Common Stock and restricted stock units representing rights to receive approximately           of our shares of Class A Common Stock, most of which will be held by non-employee directors of Cablevision and employees of Cablevision and its affiliates other than us. In addition, approximately     million of our shares of our Class A Common Stock will be issued to employees of Cablevision and its affiliates other than us in respect of their restricted shares. Cablevision has agreed that any of our restricted shares which are forfeited following the Distribution will be returned to us.

In 2007, 2008 and 2009, Cablevision granted three-year performance awards to certain executive officers and other members of management under Cablevision’s 2006 CIP. Awards to individuals who remain employees of Cablevision or who become our employees will be unaffected by the Distribution and will remain outstanding and continue to vest so long as the employee remains employed by Cablevision or an affiliate of Cablevision and complies with the other requirements of the award. We will be an affiliate of Cablevision following the Distribution. The terms of each employee’s applicable award agreement will continue to govern the award except that we will not be regarded as a competitive entity for purposes of any non-compete provisions contained in our employees’ award agreements with Cablevision The performance metrics in each employee’s applicable award agreement are required to be adjusted to reflect the exclusion of our business from the business of Cablevision.

Deferred compensation awards granted by Cablevision pursuant to Cablevision’s Long-Term Incentive Plan (which was superseded by Cablevision’s Cash Incentive Plan in 2006) will be similarly unaffected by the Distribution. Deferred compensation awards to individuals who remain employees of Cablevision or who become our employees will remain outstanding and continue to vest and accrue value so long as the employee remains employed by Cablevision or an affiliate of Cablevision. We will be an affiliate of Cablevision following the Distribution. The terms of each employee’s applicable award agreement will continue to govern the award except that we will not be regarded as a competitive entity for purposes of any non-compete provisions contained in our employees’ award agreements with Cablevision. The performance metrics in each employee’s applicable award agreement are required to be adjusted to reflect the exclusion of our business from the business of Cablevision.

The performance awards, deferred compensation awards and stock appreciation rights applicable to our employees will be assigned by Cablevision to us and will be assumed by us.

For a full description of the treatment of outstanding options, restricted stock, restricted stock units and other awards, see the Employee Matters Agreement. The Employee Matters Agreement will be filed as an exhibit to the registration statement of which this information statement forms a part that we have filed with the Securities and Exchange Commission, and the description of the treatment of outstanding options, restricted stock, restricted stock units and other awards is qualified in its entirety by reference to the Employee Matters Agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship Between Cablevision And Us After The Distribution

Following the Distribution, we will be a public company and Cablevision will have no continuing common stock ownership interest in us. As described under “The Distribution — Results of the Distribution,” both Cablevision and we will be under the control of Charles F. Dolan, members of his family and certain related family entities immediately following the Distribution.

For purposes of governing the ongoing relationships between Cablevision and us after the Distribution and to provide for an orderly transition, Cablevision and we will enter into the agreements described in this section.

Certain of the agreements summarized in this section are included as exhibits to the registration statement of which this information statement forms a part that we have filed with the Securities and Exchange Commission, and the following summaries of those agreements are qualified in their entirety by reference to the agreements as so filed.

Distribution Agreement

Prior to the Distribution, we will enter into the Distribution Agreement with Cablevision as part of a series of transactions pursuant to which we have acquired or will acquire prior to the Distribution the sports, entertainment and media business described in this information statement and currently owned and operated by the Madison Square Garden segment of Cablevision.

Under the Distribution Agreement, Cablevision will distribute our common stock to its common stockholders. We and Cablevision will agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being transferred to us.

The Distribution Agreement will also provide that Cablevision will have the sole and absolute discretion to determine whether to proceed with the Distribution, including the form, structure and terms of any transactions to effect the Distribution and the timing of and satisfaction of conditions to the consummation of the Distribution.

The Distribution Agreement will also provide for access to records and information, methods of resolution for certain disputes and insurance of directors and officers.

The Distribution Agreement will specify certain of the conditions to completion of the Distribution. These conditions include receipt of a ruling from the IRS and an opinion from Sullivan & Cromwell LLP to the effect that the Distribution will qualify as a tax-free transaction under the Internal Revenue Code of 1986.

Transition Services Agreement

We will enter into a Transition Services Agreement with Cablevision prior to the Distribution under which, in exchange for the fees specified in such agreement, Cablevision will agree to provide transition services with regard to such areas as tax, information technology, insurance and employee recruiting, compensation and benefits. We will agree to provide transition services to Cablevision with regard to those information technology systems that we and Cablevision may share. We believe that the terms and conditions of the Transition Services Agreement are as favorable to us as those available from unrelated parties for a comparable arrangement.

Tax Disaffiliation Agreement

We will enter into a Tax Disaffiliation Agreement with Cablevision, which will set out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of IRS and other audits. Under the Tax Disaffiliation Agreement, we will be required under certain circumstances to indemnify Cablevision against certain taxable gains if such gains are triggered by an acquisition of our stock or assets.

Employee Matters Agreement

Upon completion of the Distribution, we will have in place an Employee Matters Agreement with Cablevision that will allocate assets, liabilities and responsibilities with respect to certain employee compensation and benefit plans and programs and certain other related matters. In general, our employees currently participate in various Cablevision retirement, health and welfare, and other employee benefit plans. After the spinoff, it is anticipated that our employees will generally participate in similar plans and arrangements established and maintained by the Company. Effective as of the Distribution Date, we and Cablevision will each hold responsibility for our respective employees and compensation plans.

For a description of the impact of the Distribution on holders of Cablevision options, restricted stock and other awards, see “Executive Compensation — Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units, and Other Awards.”

Certain Relationships And Potential Conflicts Of Interest

Following the Distribution, our Executive Chairman, James L. Dolan, will also continue to serve as the President and Chief Executive Officer of Cablevision and our President and Chief Executive Officer, Hank J. Ratner, will continue to serve as Vice Chairman of Cablevision. In addition, following the Distribution,           of the members of our Board of Directors will also serve as directors of Cablevision. Therefore, these officers and directors may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example there will be the potential for a conflict of interest when we or Cablevision look at certain acquisitions and other corporate opportunities that may be suitable for both companies. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between Cablevision and us. In addition, after the Distribution, certain of our officers and directors will continue to own Cablevision stock and options to purchase Cablevision stock, as well as cash performance awards with any payout based on Cablevision’s performance, which they acquired or were granted prior to the Distribution. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for the Company and Cablevision. See “Related Party Approval Policy” below for a discussion of certain procedures we will institute to help ameliorate any such potential conflicts that may arise.

The Company’s amended and restated certificate of incorporation will acknowledge that the Company may have overlapping directors and officers with Cablevision and its subsidiaries and that the Company may engage in material business transactions with such entities. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that in certain circumstances our directors and officers will not have liability to the Company or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Cablevision or any of its subsidiaries instead of the Company, or does not refer or communicate information regarding such corporate opportunity to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and Cablevision and/or any of its subsidiaries and will provide that, to the fullest extent permitted by law, the actions of the overlapping directors and officers in connection therewith are not breaches of fiduciary duties owed to the Company or its stockholders. See “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

Prior to the Distribution, the members of the Dolan family group will enter into an agreement with the Company in which they will agree that during the 12-month period beginning on the Distribution date, the Dolan family group must obtain the prior approval of a majority of the Company’s Independent Directors prior to acquiring common stock of the Company through a tender offer that results in members of the Dolan family group owning more than 50% of the total number of outstanding shares of common stock of the Company. For purposes of this agreement, the term “Independent Directors” means the directors of the

Company who have been determined by our Board of Directors to be independent directors for purposes of the [New York Stock Exchange] corporate governance standards.

Related Party Approval Policy

We will adopt a policy whereby a committee of our Board of Directors consisting entirely of independent directors (an “Independent Committee”) will review and approve or take such other action as it may deem appropriate with respect to transactions involving the Company and its subsidiaries, on the one hand, and in which any director, officer, greater than 5% stockholder of the Company or any other “related person” as defined in Item 404 of Regulation S-K of the Securities and Exchange Commission (“Item 404”) has or will have a direct or indirect material interest. This approval requirement covers any transaction that meets the related party disclosure requirements of the Securities and Exchange Commission as set forth in Item 404, which currently apply to transactions (or any series of similar transactions) in which the amount involved exceeds $120,000. The policy does not cover decisions on compensation or benefits or the hiring or retention of any person. The hiring or retention of executive officers is determined by our full Board of Directors. Compensation of executive officers is subject to the approval of our Compensation Committee. This policy also does not cover any pro rata distributions to all Company stockholders, including a pro rata distribution of our Class A Common Stock to holders of our Class A Common Stock and our Class B Common Stock to holders of our Class B Common Stock. No director on an Independent Committee will participate in the consideration of a related party transaction with that director or any related person of that director.

Following the Distribution, transactions with Cablevision will be subject to this policy because the Dolan Family Group will have a substantial equity interest in both Cablevision and the Company. In addition, Cablevision and the Company will share certain senior executives and directors. Accordingly, our Board of Directors will adopt a special approval policy for transactions with Cablevision and its subsidiaries. Under this policy, an Independent Committee will oversee approval of all transactions and arrangements between the Company and its subsidiaries, on the one hand, and Cablevision and its subsidiaries, on the other hand. To simplify the administration of the approval process under this policy, an Independent Committee may, where appropriate, establish guidelines for certain of these transactions. The approval requirement will not apply to the implementation and administration of these intercompany arrangements but will cover any amendments, modifications, terminations or extensions, other than ministerial, nonsubstantive amendments or modifications, as well as the handling and resolution of any disputes. Our executive officers and directors who are also senior executives or directors of Cablevision may participate in the negotiation, execution, implementation, amendment, modification, or termination of these intercompany arrangements, as well as in any resolution of disputes thereunder, on behalf of either or both of the Company and Cablevision, in each case under the direction of an Independent Committee or the comparable committee of the board of directors of Cablevision.

Our related party approval policy cannot be amended or terminated without the prior approval of a majority of the directors who have been determined by our Board to be independent directors for purposes of the [New York Stock Exchange] corporate governance standards and by a majority of the directors elected by our Class B Common Stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership Of Stock

This table shows the number and percentage of shares of our Class A Common Stock and our Class B Common Stock that will be owned of record and beneficially at the time of the Distribution by each director and executive officer of the Company named in the summary compensation table. The table also shows the name, address and the number and percentage of shares owned by persons beneficially owning more than five (5%) percent of any class at the time of distribution. All information in the table is based upon information available to Cablevision as of          , 2009 as to the ownership of Cablevision common stock and is presented as if the Distribution has occurred prior to the dates of ownership information used in the table.

Combined Voting
Power of All
Classes of Stock
	Title of	Beneficial	Percent		Beneficially
Name and Address	Stock Class(1)	Ownership(1)(2)	of Class		Owned(1)(2)

Dolan Family Group(3)	Class A Common Stock			%		%
340 Crossways Park Drive	Class B Common Stock			%
Woodbury, NY 11797
Charles F. Dolan(3)(4)(5)(6)(7)(8)(9)(10)	Class A Common Stock			%		%
1111 Stewart Avenue	Class B Common Stock			%
Bethpage, NY 11714
Helen A. Dolan(3)(4)(5)(6)(7)(8)(9)(10)	Class A Common Stock			%		%
1111 Stewart Avenue	Class B Common Stock			%
Bethpage, NY 11714
Charles F. Dolan 2008 Grantor Retained	Class A Common Stock			%		%
Annuity Trust #2(3)(5)	Class B Common Stock			%
Charles F. Dolan 2009 Grantor Retained	Class A Common Stock			%		%
Annuity Trust #1(3)(6)	Class B Common Stock			%
Charles F. Dolan 2009 Grantor Retained	Class A Common Stock			%		%
Annuity Trust #2(3)(7)	Class B Common Stock			%
Helen A. Dolan 2009 Grantor Retained	Class A Common Stock			%		%
Annuity Trust #1(3)(9)	Class B Common Stock			%
James L. Dolan(3)(10)(11)	Class A Common Stock			%		%
	Class B Common Stock			%
Hank J. Ratner(10)(12)	Class A Common Stock			%		%
	Class B Common Stock			%
Robert M. Pollichino	Class A Common Stock			%		%
	Class B Common Stock			%
All executive officers and directors as a group	Class A Common Stock			%		%
	Class B Common Stock			%

[Other Directors, Executive Officers and 5% Stockholders to Come]

*	Less than 1%

(1)	Beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, and relationship or otherwise. Unless indicated, beneficial ownership disclosed consists of sole voting and investment power. Beneficial ownership of Class A Common Stock is exclusive of the shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock.

(2)	Shares of Class B Common Stock are convertible into shares of Class A Common Stock at the option of the holder on a share for share basis. The holder of one share of Class A Common Stock has one vote per share at a meeting of our stockholders and the holder of one share of Class B Common Stock has 10 votes per share at a meeting of our stockholders, except in the separate elections of directors. Holders of Class A Common Stock have the right to elect 25% of our Board of Directors rounded up to the nearest whole director and the holders of Class B Common Stock have the right to elect the remaining members of our Board of Directors.

(3)	Members of the Dolan family have formed a “group” for purposes of Section 13D of the Securities and Exchange Act of 1934. The members of this group (the “Group Members”) are: Charles F. Dolan, individually and as a trustee of the Charles F. Dolan 2008 Grantor Retained Annuity Trust #2 (the “2008 GRAT #2”), the Charles F. Dolan 2009 Grantor Retained Annuity Trust #1 (the “2009 GRAT #1”); and the Charles F. Dolan 2009 Grantor Retained Annuity Trust #2 (the “2009 GRAT #2”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Grantor Retained Annuity Trust #1 (the “HAD 2009 GRAT #1”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the “Family Trusts”), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as the sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”); David M. Dolan, as Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; and Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4. The Group Members may be deemed to beneficially own an aggregate of shares of Class A Common Stock as a result of their beneficial ownership of (i) shares of Class A Common Stock (including shares of restricted stock and shares of Class A Common Stock issuable upon the exercise of options, which on , were unexercised but were exercisable within a period of 60 days) and (ii) shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. See footnotes (4), (5), (6), (7), (8), (9) and (11).

(4)	Charles F. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of shares of Class A Common Stock (including shares of restricted stock and shares of Class A Common Stock issuable upon exercise of options which on , 2009 were unexercised but were exercisable within a period of 60 days), shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned personally, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2008 GRAT #2, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2009 GRAT #1, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2009 GRAT #2, and the shared power to vote or direct the vote of and to dispose of or direct the disposition of shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned personally by his spouse, Helen A. Dolan, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the HAD 2009 GRAT #2, and shares of Class A Common Stock owned by the Dolan Family Foundation. He disclaims beneficial ownership of the shares of Class A Common

Stock owned by the Dolan Family Foundation, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned personally by his spouse, Helen A. Dolan, and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the HAD 2009 GRAT #1. See footnotes (5), (6), (7) (8), (9) and (10).

(5)	Includes shares of Class B Common Stock owned by the 2008 GRAT #2. The 2008 GRAT #2 was established on December 16, 2008 by Charles F. Dolan for estate planning purposes. Charles F. Dolan, as Trustee of the 2008 GRAT #2, has the sole power to vote and dispose of such shares. For two years, the 2008 #2 GRAT will pay to Charles F. Dolan, and in the event of his death, to his estate, a certain percentage of the fair market value of the property initially contributed to the 2008 GRAT #2. If Mr. Dolan is living at the expiration of the term of the 2008 GRAT #2, the remainder will pass into another trust for the benefit of the descendants of Charles F. Dolan. If Mr. Dolan is not living at the expiration of the term of the 2008 GRAT #2, the then principal of the 2008 GRAT #2 will pass to his estate.

(6)	Includes shares of Class B Common Stock owned by the 2009 GRAT #1. The 2009 GRAT #1 was established on February 11, 2009 by Charles F. Dolan for estate planning purposes. Charles F. Dolan, as Trustee of the 2009 GRAT #1, has the sole power to vote and dispose of such shares. For two years, the 2009 GRAT #1 will pay to Charles F. Dolan, and in the event of his death, to his estate, a certain percentage of the fair market value of the property initially contributed to the 2009 GRAT #1. If Mr. Dolan is living at the expiration of the term of the 2009 GRAT #1, the remainder will pass into another trust for the benefit of the descendants of Charles F. Dolan. If Mr. Dolan is not living at the expiration of the term of the 2009 GRAT #1, the then principal of the 2009 GRAT #1 will pass to his estate.

(7)	Includes shares of Class B Common Stock owned by the 2009 GRAT #2. The 2009 GRAT #2 was established on June 30, 2009 by Charles F. Dolan for estate planning purposes. Charles F. Dolan, as Trustee of the 2009 GRAT #2 has the sole power to vote and dispose of such shares. For two years, the 2009 GRAT #2 will pay to Charles F. Dolan, and in the event of his death, to his estate, a certain percentage of the fair market value of the property initially contributed to the 2009 GRAT #2. If Mr. Dolan is living at the expiration of the term of the 2009 GRAT #2, the remainder will pass into another trust for the benefit of the descendants of Charles F. Dolan. If Mr. Dolan is not living at the expiration of the term of the 2009 GRAT #2, the then principal of the 2009 GRAT #2 will pass to his estate.

(8)	Helen A. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned personally, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the HAD 2009 GRAT #1 and the shared power to vote or direct the vote of and to dispose of or direct the disposition of shares of Class A Common Stock owned by the Dolan Family Foundation, shares of Class A Common Stock (including shares of restricted stock and shares of Class A Common Stock issuable upon exercise of options which on , 2009 were unexercised but were exercisable within a period of 60 days) and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned personally by her spouse, Charles F. Dolan, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2008 GRAT #2, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2009 GRAT #1 and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2009 GRAT #2. She disclaims beneficial ownership of the shares of Class A Common Stock owned by the Dolan Family Foundation, shares of Class A Common Stock (including shares of restricted stock and shares of Class A Common Stock issuable upon exercise of options which on , 2009 were unexercised but were exercisable within a period of 60 days), shares of Class A Common Stock issuable upon conversion of an equal number of shares of

Class B Common Stock owned personally by her spouse, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2008 GRAT #2, shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2009 GRAT #1 and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2009 GRAT #2. See footnotes (4), (5), (6), (7), (9) and (10).

(9)	Includes shares of Class B Common Stock owned by the HAD 2009 GRAT #2. The HAD 2009 GRAT #2 was established on April 23, 2009 by Helen A. Dolan for estate planning purposes. Helen A. Dolan, as Trustee of the HAD 2009 GRAT #2, has the sole power to vote and dispose of such shares. For two years, the 2009 GRAT #2 will pay to Helen A. Dolan, and in the event of her death, to her estate, a certain percentage of the fair market value of the property initially contributed to the HAD 2009 GRAT #2. If Mrs. Dolan is living at the expiration of the term of the HAD 2009 GRAT #2, the remainder will pass into another trust for the benefit of her descendants. If Mrs. Dolan is not living at the expiration of the term of the HAD 2009 GRAT #2, the then principal of the HAD 2009 GRAT #2 will pass to her estate.

(10)	Includes shares of Class A Common Stock issuable upon the exercise of options granted in respect of stock options that were issued pursuant to the Cablevision 2006 Employee Stock Plan and predecessor plans, which on , 2009, were unexercised but were exercisable within a period of 60 days. These amounts include the following number of shares of Class A Common Stock for the following individuals: Charles F. Dolan ; James L. Dolan (does not include options held by James L. Dolan’s spouse); and Mr. Ratner ; all executive officers and directors as a group.

(11)	James L. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of shares of Class A Common Stock (including shares of restricted stock and shares of Class A Common Stock issuable upon exercise of options which on , 2009 were unexercised but were exercisable within a period of 60 days), the shared power to vote or direct the vote of and to dispose of or direct the disposition of shares of Class A Common Stock (including shares of restricted stock and shares of Class A Common Stock issuable upon exercise of options which on , 2009 were unexercised but were exercisable within a period of 60 days owned by his spouse and shares of Class A Common Stock owned jointly with his spouse) and an aggregate of shares of Class A Common Stock held by his children. He disclaims beneficial ownership of the shares of Class A Common Stock owned by his children and the shares of Class A Common Stock (including shares of restricted stock and shares of Class A Common Stock issuable upon exercise of options which on , 2009 were unexercised but were exercisable within a period of 60 days) owned by his spouse. See footnote (10).

(12)	Includes an aggregate of shares of Class A Common Stock owned by his children. Mr. Ratner disclaims beneficial ownership of the shares of Class A Common Stock owned by his children. See footnote (10).

Charles F. Dolan, members of his family and related family entities, by virtue of their ownership of Class B Common Stock, are able collectively to control stockholder decisions on matters in which holders of Class A Common Stock and Class B Common Stock vote together as a class, and to elect up to 75% of the Company’s Board of Directors. In addition, Charles F. Dolan, members of the Dolan family and related family entities will, prior to the Distribution, enter into a Class B Stockholders Agreement which has the effect of causing the voting power of these Class B stockholders to be cast as a block on all matters on which the holders of Class B Common Stock are entitled to vote. A purpose of this agreement is to consolidate the Dolan family control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our Class A Common Stock in the public market could adversely affect the prevailing market price for such stock. Upon completion of the Distribution, we will have outstanding an aggregate of           shares of our Class A Common Stock and           shares of our Class B Common Stock based upon the shares of Cablevision common stock outstanding as of          , 2009, excluding treasury stock and assuming no exercise of outstanding options. All of the shares of Class A Common Stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our Employee Stock Plan.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of Class A Common Stock that does not exceed the greater of:

•	one percent of the number of shares of our Class A Common Stock then outstanding; or

•	the average weekly trading volume of our Class A Common Stock on the [New York Stock Exchange] during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Awards

As described under “Executive Compensation — Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards,” in connection with the Distribution we will issue under our Employee Stock Plan options covering approximately      million shares of our Class A Common Stock, approximately      million shares of our restricted Class A Common Stock and stock appreciation rights in respect of approximately      million of our shares of Class A Common Stock, all in respect of previously outstanding awards by Cablevision. In addition, we anticipate granting stock options, stock appreciation rights and making other equity based awards to our employees in the future. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our Employee Stock Plan, including the options, restricted shares and stock appreciation rights that were granted in connection with the Distribution. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Non-Employee Director Stock Awards

We also currently expect to file a registration statement under the Securities Act to register shares to be issued under our Director Stock Plan, including the options with respect to          shares of the Company’s Class A Common Stock and      shares issuable in respect of restricted stock units, in each case that were granted in connection with the Distribution. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Registration Rights Agreements

Charles F. Dolan, certain Dolan family interests and the Dolan Family Foundations have the right under certain registration rights agreements with Cablevision to require Cablevision to register shares of Cablevision NY Group Class A Common Stock held by them. In addition, Cablevision has granted such parties “piggyback” rights pursuant to which they may require Cablevision to register their holdings of Cablevision NY Group Class A Common Stock in connection with certain offerings by Cablevision or its security holders. These demand and “piggyback” registration rights referred to above are subject to certain limitations. We expect the Company to enter into registration rights agreements with these parties prior to the Distribution.

DESCRIPTION OF CAPITAL STOCK

We are currently authorized to issue 1,000 shares of common stock. Prior to the Distribution we will amend our certificate of incorporation to provide authorization for us to issue           shares of capital stock, of which           shares will be Class A Common Stock, par value $.01 per share,          shares will be Class B Common Stock, par value $.01 per share, and           shares will be Preferred Stock, par value $.01 per share. The amended certificate of incorporation will provide that our common stock and preferred stock will have the rights described below.

Class A Common Stock and Class B Common Stock

All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

Voting

Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class, except for the election of directors and as otherwise set forth below. With respect to the election of directors, holders of Class A Common Stock will vote together as a separate class and be entitled to elect 25% of the total number of directors constituting the whole Board of Directors and, if such 25% is not a whole number, then the holders of Class A Common Stock, voting together as a separate class, will be entitled to elect the nearest higher whole number of directors that is at least 25% of the total number of directors. Holders of Class B Common Stock, voting together as a separate class, will be entitled to elect the remaining directors.

If, however, on the record date for any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class A Common Stock is less than 10% of the total number of outstanding shares of both classes of common stock, the holders of Class A Common Stock and Class B Common Stock will vote together as a single class with respect to the election of directors and the holders of Class A Common Stock will not have the right to elect 25% of the total number of directors but will have one vote per share for all directors and the holders of Class B Common Stock will have ten votes per share for all directors. (On the date of the Distribution, we anticipate that the number of outstanding shares of Class A Common Stock will represent approximately 75% of the total number of outstanding shares of both classes of common stock.)

If, on the record date for any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class B Common Stock is less than 12 1/2% of the total number of outstanding shares of both classes of common stock, then the holders of Class A Common Stock, voting as a separate class, would continue to elect a number of directors equal to 25% of the total number of directors constituting the whole Board of Directors and, in addition, would vote together with the holders of Class B Common Stock, as a single class, to elect the remaining directors to be elected at such meeting, with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to ten votes per share.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting separately as a class, is required for the authorization or issuance of any additional shares of Class B Common Stock and for any amendment, alteration or repeal of any provisions of our amended and restated certificate of incorporation which would affect adversely the powers, preferences or rights of the Class B Common Stock. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the common stock. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors. In particular, stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated by-laws. To be timely, the notice must be received by our corporate secretary not less than 60 or more than 90 days prior to the date of the stockholders’ meeting, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, the notice must be given not more than 10 days after such date is first announced or disclosed.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that, except as otherwise provided as to any series of preferred stock in the terms of that series, no action of stockholders required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of the stockholders to consent in writing to the taking of any action without a meeting is specifically denied.

Conversions

The Class A Common Stock has no conversion rights. The Class B Common Stock is convertible into Class A Common Stock in whole or in part at any time and from time to time on the basis of one share of Class A Common Stock for each share of Class B Common Stock. In certain circumstances certain holders of our Class B Common Stock will be required to convert their Class B Common Stock to Class A Common Stock prior to transferring such stock.

Dividends

Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends equally on a per share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor. No dividend may be declared or paid in cash or property or shares of either Class A Common Stock or Class B Common Stock unless the same dividend is paid simultaneously on each share of the other class of common stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same dividend on a percentage basis (payable in shares of or securities convertible to shares of Class A Common Stock and other securities of us or any other person) as holders of Class B Common Stock receive (payable in shares of or securities convertible into shares of Class A Common Stock, shares of or securities convertible into shares of Class B Common Stock and other securities of us or any other person). The distribution of shares or other securities of the Company or any other person to common stockholders is permitted to differ to the extent that the common stock differs as to voting rights and rights in connection to certain dividends.

Liquidation

Holders of Class A Common Stock and Class B Common Stock share with each other on a ratable basis as a single class in the net assets available for distribution in respect of Class A Common Stock and Class B Common Stock in the event of a liquidation.

Other Terms

Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed, except as expressly provided in our amended and restated certificate of incorporation, unless the other class of common stock is subdivided, consolidated, reclassified or otherwise changed at the same time, in the same proportion and in the same manner.

In any merger, consolidation or business combination the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by holders of the other class of common stock, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights only to the extent that voting rights now differ between Class A Common Stock and Class B Common Stock.

Transfer Agent

The transfer agent and registrar for the Class A Common Stock is Wells Fargo Shareowner Services.

Preferred Stock

Under our amended and restated certificate of incorporation, our Board of Directors is authorized, without further stockholder action to provide for the issuance of up to           shares of preferred stock in one or more series. The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by the Board of Directors pursuant to a certificate of designations. There will be no shares of our preferred stock outstanding at the time of the Distribution. Any issuance of preferred stock may adversely affect the rights of holders of our common stock and may render more difficult certain unsolicited or hostile attempts to take over the Company.

Certain Corporate Opportunities and Conflicts

Our amended and restated certificate of incorporation will recognize that certain directors and officers of the Company (the “Overlap Persons”) may serve as directors, officers, employees, consultants and agents of Cablevision and its subsidiaries and successors (each of the foregoing is an “Other Entity”) and will provide that if a director or officer of the Company who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Company or any of its subsidiaries, in which the Company could have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a “Potential Business Opportunity”), (i) such director or officer will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to any Other Entity and, if such director or officer refers such Potential Business Opportunity to an Other Entity, such director or officer shall have no duty or obligation to refer such Potential Business Opportunity to the Company or to give any notice to the Company regarding such Potential Business Opportunity (or any matter related thereto), (ii) if such director or officer refers such Potential Business Opportunity to an Other Entity, such director or officer will not be liable to the Company, as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to the Company, or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to the Company regarding such Potential Business Opportunity or any matter relating thereto, (iii) any Other Entity may engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to such Other Entity by an Overlap Person, and (iv) if a director or officer who is an Overlap Person refers a Potential Business Opportunity to an Other Entity, then, as between the Company and such Other Entity, the Company shall not have any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such director or officer having been presented or offered, or otherwise acquiring knowledge of such Potential Business Opportunity unless all of the following conditions are satisfied: (A) such Potential Business Opportunity was expressly presented or offered to the director or officer of the Company solely in his or her capacity as a director or officer of the Company; (B) the director or officer believed that the Company possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such Potential Business Opportunity; and (C) such opportunity relates exclusively to (x) the business of owning and operating a regional professional sports programming service that features the live carriage of games of teams that compete in the National Hockey League, the National Basketball Association or Major League Baseball and that is targeted to, and made available to, multichannel video programming distributors in the New York, New Jersey and Connecticut tri-state area, (y) the business of owning and operating a programming service that is primarily devoted to music programming and that is made available nationally to multichannel video programming distributors, or (z) a theatrical or arena venue with a seating capacity of greater than 1,000; provided that in the cases of each of clauses (x), (y) and (z), the Company or any of its subsidiaries is directly engaged in such business at the time the Potential Business Opportunity is presented or offered to the director or officer.

Our amended and restated certificate of incorporation will provide that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) entered into between the Company and/or any of its subsidiaries, on the one hand, and an Other Entity, on the other hand, before the Company ceased to be an indirect, wholly-owned subsidiary of Cablevision shall be void or voidable or be considered unfair to the Company or any of its subsidiaries because Cablevision or any of its subsidiaries is a party thereto, or because any directors, officers or employees of Cablevision or a subsidiary of Cablevision were present at or participated in any meeting of the Board of Directors, or a committee thereof, of the Company or of any subsidiary of the Company, that authorized the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof), or because his, her or their votes were counted for such purpose. The Company may from time to time enter into and perform, and cause or permit any of its subsidiaries to enter into and perform, one or more contracts, agreements, arrangements or transactions (or amendments, modifications or supplements thereto) with an Other Entity. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Company or any subsidiary of the Company or an Other Entity, shall be considered contrary to any fiduciary duty owed to the Company (or to any subsidiary of the Company, or to any stockholder of the Company or any of its subsidiaries) by any director or officer of the Company (or by any director or officer of any subsidiary of the Company) who is an Overlap Person. To the fullest extent permitted by law, no director or officer of the Company or any subsidiary of the Company who is an Overlap Person thereof shall have or be under any fiduciary duty to the Company (or to any subsidiary of the Company, or to any stockholder of the Company or any of its subsidiaries) to refrain from acting on behalf of the Company or Cablevision, or any of their respective subsidiaries, in respect of any such contract, agreement, arrangement or transaction or performing any such contract, agreement, arrangement or transaction in accordance with its terms and each such director or officer of the Company or any subsidiary of the Company who is an Overlap Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and shall be deemed not to have breached his or her duties of loyalty to the Company (or to any subsidiary of the Company, or to any stockholders of the Company or any of its subsidiaries) and not to have derived an improper personal benefit therefrom.

No amendment, repeal or adoption of any provision inconsistent with the foregoing provisions will have any effect upon (a) any agreement between the Company or a subsidiary thereof and any Other Entity, that was entered into before the time of such amendment or repeal or adoption of any such inconsistent provision (the “Amendment Time”), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time, (b) any transaction entered into between the Company or a subsidiary thereof and any Other Entity, before the Amendment Time, (c) the allocation of any business opportunity between the Company or any subsidiary thereof and any Other Entity before the Amendment Time, or (d) any duty or obligation owed by any director or officer of the Company or any subsidiary of the Company (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such director or officer was offered, or of which such director or officer otherwise became aware, before the Amendment Time (regardless of whether any proceeding relating to any of the above is commenced before or after the Amendment Time).

Section 203 of the Delaware General Corporation Law

Section 203 of the General Corporation Law of the State of Delaware prohibits certain transactions between a Delaware corporation and an “interested stockholder.” As “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Company’s board of directors, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the Company in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the Company’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. Our certificate of incorporation will not contain such an election. However, we expect our Board of Directors to exercise its right under Section 203 to approve the acquisition of our common stock in the Distribution by members of the Dolan family group. This will have the effect of making Section 203 inapplicable to transactions between the Company and members of the Dolan family group.

Limitation on Personal Liability

We have provided, consistent with the Delaware General Corporation Law, in our certificate of incorporation that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

INDEMNIFICATION
OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation, will provide that each person who was or is made or is threatened to be made a party to any action or proceeding by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation will also specifically authorize us to maintain insurance and to grant similar indemnification rights to our employees or agents.

The Distribution Agreement between us and Cablevision provides for indemnification by us of Cablevision and its directors, officers and employees and by Cablevision of us and our directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Exchange Act and the rules and regulations promulgated under the Securities Exchange Act with respect to the shares of our Class A Common Stock being distributed to Cablevision stockholders in the Distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this information statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our Class A Common Stock, we refer you to the registration statement, including the exhibits and the schedules filed as a part of it.

We intend to furnish the holders of our Class A Common Stock with annual reports and proxy statements containing financial statements audited by an independent public accounting firm and file with the Securities and Exchange Commission quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

The registration statement of which this information statement forms a part and its exhibits and schedules, and other documents which we file with the Securities and Exchange Commission can be inspected and copied at, and copies can be obtained from, the Securities and Exchange Commission’s public reference room. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, our Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the [New York Stock Exchange, 20 Broad Street, New York, New York.]

Information that we file with the Securities and Exchange Commission after the date of this information statement may supersede the information in this information statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

INDEX TO COMBINED FINANCIAL STATEMENTS

Page

Combined Financial Statements as of December 31, 2008 and 2007 and for the three years ended December 31, 2008, 2007 and 2006
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of December 31, 2008 and 2007	F-3
Combined Statements of Operations for the years ended December 31, 2008, 2007 and 2006	F-4
Combined Statements of Group Equity and Comprehensive Income (Loss) for the years ended December 31, 2008, 2007 and 2006	F-5
Combined Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-6
Notes to Combined Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-40

Condensed Combined Financial Statements as of June 30, 2009 (Unaudited) and December 31, 2008 and for the six months ended June 30, 2009 and 2008 (Unaudited)
Condensed Combined Balance Sheets as of June 30, 2009 (Unaudited) and December 31, 2008	F-41
Condensed Combined Statements of Operations for the six months ended June 30, 2009 and 2008 (Unaudited)	F-42
Condensed Combined Statement of Group Equity and Comprehensive Loss for the six months ended June 30, 2009 (Unaudited)	F-43
Condensed Combined Statements of Cash Flows for the six months ended June 30, 2009 and 2008 (Unaudited)	F-44
Notes to Condensed Combined Financial Statements (Unaudited)	F-45

WHEN THE TRANSACTION REFERRED TO IN NOTE 1 OF THE NOTES TO THE COMBINED FINANCIAL STATEMENTS HAS BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Madison Square Garden, Inc.:

We have audited the accompanying combined balance sheets of Madison Square Garden, Inc. (a combination of certain businesses and assets of Cablevision Systems Corporation) as of December 31, 2008 and 2007, and the related combined statements of operations, combined group equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the combined financial statements, we also have audited the financial statement schedule (as listed in the index to Item 15). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Madison Square Garden, Inc. as of December 31, 2008 and 2007, and the combined results of its operations and cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

New York, New York
          , 2009

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

COMBINED BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2008	2007

ASSETS
Current Assets:
Cash and cash equivalents	$70,726	$155,381
Restricted cash	5,845	5,576
Accounts receivable (less allowance for doubtful accounts of $2,320 and $3,164)	133,632	139,004
Net receivable due from Cablevision	8,115	11,022
Prepaid expenses	36,088	35,120
Other current assets	22,423	12,028

Total current assets	276,829	358,131
Advances due from Cablevision	190,000	130,000
Property and equipment, net of accumulated depreciation of $344,778 and $304,996	324,506	312,155
Other assets	140,842	89,416
Amortizable intangible assets, net of accumulated amortization of $106,009 and $88,110	167,576	187,031
Indefinite-lived intangible assets	158,096	150,096
Goodwill	742,492	742,492

	$2,000,341	$1,969,321

LIABILITIES AND COMBINED GROUP EQUITY
Current Liabilities:
Accounts payable	$7,893	$20,610
Accrued liabilities:
Employee related costs	74,050	62,582
Other expenses	112,400	74,891
Deferred revenue	122,436	140,409

Total current liabilities	316,779	298,492
Defined benefit and other postretirement obligations	27,476	20,497
Other employee related costs	51,120	43,086
Other liabilities	60,496	47,339
Deferred tax liability	471,847	487,591

Total liabilities	927,718	897,005

Commitments and contingencies
Combined Group Equity:
Paid-in capital	1,027,726	1,016,194
Retained earnings	50,224	55,160
Accumulated other comprehensive income (loss)	(5,327)	962

Combined group equity	1,072,623	1,072,316

	$2,000,341	$1,969,321

See accompanying notes to combined financial statements.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

COMBINED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006

Revenues, net	$1,042,958	$1,002,182	$905,196

Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	724,904	635,108	637,090
Selling, general and administrative	270,065	243,196	222,962
Gain on curtailment of pension plans	—	(15,873)	—
Restructuring expense	—	221	143
Depreciation and amortization	66,231	62,223	64,995

	1,061,200	924,875	925,190

Operating income (loss)	(18,242)	77,307	(19,994)

Other income (expense):
Interest income	5,193	15,217	11,231
Interest expense	(3,274)	(3,610)	(5,019)
Miscellaneous	—	(1,000)	(250)

	1,919	10,607	5,962

Income (loss) from operations before income taxes	(16,323)	87,914	(14,032)
Income tax benefit (expense)	11,387	(45,031)	1,173

Income (loss) before cumulative effect of a change in accounting principle	(4,936)	42,883	(12,859)
Cumulative effect of a change in accounting principle, net of taxes	—	—	(238)

Net income (loss)	$(4,936)	$42,883	$(13,097)

See accompanying notes to combined financial statements.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

COMBINED STATEMENTS OF GROUP EQUITY AND COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

			Accumulated
			Other
	Paid-In	Retained	Comprehensive
	Capital	Earnings	Income (Loss)	Total

Balance at January 1, 2006	$965,764	$25,374	$(327)	$990,811
Net loss	—	(13,097)	—	(13,097)
Minimum pension liability adjustment, net of taxes	—	—	224	224

Comprehensive loss				(12,873)
Adjustment related to initial application of FASB Statement No. 158, net of taxes	—	—	(6,904)	(6,904)
Deemed capital contribution related to the allocation of Cablevision share-based compensation expense	16,220	—	—	16,220
Deemed capital distribution related to income taxes	(191)	—	—	(191)
Capital contribution	12,013	—	—	12,013

Balance at December 31, 2006	993,806	12,277	(7,007)	999,076
Net income	—	42,883	—	42,883
Pension and postretirement plan liability adjustments, net of taxes	—	—	7,969	7,969

Comprehensive income				50,852
Deemed capital contribution related to the allocation of Cablevision share-based compensation expense	11,974	—	—	11,974
Deemed capital contribution related to income taxes	453	—	—	453
Capital contribution	9,961	—	—	9,961

Balance at December 31, 2007	1,016,194	55,160	962	1,072,316
Net loss	—	(4,936)	—	(4,936)
Pension and postretirement plan liability adjustments, net of taxes	—	—	(6,289)	(6,289)

Comprehensive loss				(11,225)
Deemed capital distribution, net	(14)	—	—	(14)
Deemed capital contribution related to the allocation of Cablevision share-based compensation expense	12,389	—	—	12,389
Deemed capital distribution related to income taxes	(843)	—	—	(843)

Balance at December 31, 2008	$1,027,726	$50,224	$(5,327)	$1,072,623

See accompanying notes to combined financial statements.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net income (loss)	$(4,936)	$42,883	$(13,097)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	66,231	62,223	64,995
Cablevision share-based compensation expense allocations, net	12,389	11,974	15,817
Cumulative effect of a change in accounting principle, net of tax	—	—	238
Gain on curtailment of pension plans	—	(15,873)	—
Amortization of purchase accounting liability related to unfavorable contracts	(2,276)	(2,471)	(8,736)
Loss on equity investment	—	1,000	—
Deemed capital contribution (distribution) related to income taxes	(843)	453	(191)
Provision for doubtful accounts	2	1,187	408
Change in assets and liabilities:
Account receivable, net	5,168	2,437	(1,680)
Net receivable due from Cablevision	3,051	(2,184)	(20,871)
Prepaid expenses and other assets	(25,426)	(19,252)	1,510
Accounts payable	(12,717)	7,479	4,009
Accrued and other liabilities	58,163	(49,111)	2,585
Deferred revenue	(17,973)	18,609	(7,640)
Deferred tax liability	(11,387)	43,468	(1,196)

Net cash provided by operating activities	69,446	102,822	36,151

Cash flows from investing activities:
Capital expenditures	(55,192)	(30,107)	(23,762)
Proceeds from sale of fixed assets	—	11	5,172
Restricted cash	—	—	(2,000)
Payments for acquisition of assets or equity interests	(37,632)	(14,425)	(1,000)

Net cash used in investing activities	(92,824)	(44,521)	(21,590)

Cash flows from financing activities:
Advances to Cablevision	(60,000)	(130,000)	—
Repayment of advances to Cablevision	—	—	21,000
Principal payments on capital lease obligations	(1,101)	(906)	(815)
Capital contributions from (distributions to) Cablevision	(176)	9,961	12,013

Net cash provided by (used in) financing activities	(61,277)	(120,945)	32,198

Net increase (decrease) in cash and cash equivalents	(84,655)	(62,644)	46,759
Cash and cash equivalents at beginning of year	155,381	218,025	171,266

Cash and cash equivalents at end of year	$70,726	$155,381	$218,025

See accompanying notes to combined financial statements.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 1.	Nature of Operations and Basis of Presentation

Madison Square Garden, Inc. and its subsidiaries (the “Company” or “Madison Square Garden”) represents a combination of certain media, entertainment and sports businesses and assets owned and operated as integral parts of Cablevision Systems Corporation (Cablevision Systems Corporation and its subsidiaries are referred to as “Cablevision”), consisting of the following reportable segments:

•	MSG Media. MSG Media produces and develops content for multiple distribution platforms, including content originating from the Company’s venues. This business consists of programming networks and interactive offerings, including the MSG Networks (MSG network, MSG Plus, MSG HD and MSG Plus HD) and the Fuse Networks (Fuse and Fuse HD). The MSG Networks are home to seven professional sports teams: the New York Knicks, New York Rangers, New York Liberty, New York Islanders, New Jersey Devils, Buffalo Sabres and New York Red Bulls, as well as to the Company’s other programming. Fuse is a multi-platform music network that focuses on music-related programming. Also included in MSG Media is an interactive business, which includes a group of targeted websites (including msg.com, thegarden.com, radiocity.com, nyknicks.com, newyorkrangers.com and fuse.tv) and wireless, video on demand and digital platforms for all of the Company’s properties.

•	MSG Entertainment. MSG Entertainment creates, produces and/or presents a variety of live productions, including the Radio City Christmas Spectacular, featuring the Radio City Rockettes and Cirque du Soleil’s Wintuk. MSG Entertainment also presents or hosts other live entertainment events, such as concerts, family shows, special events and theatrical productions in the Company’s venues.

•	MSG Sports. MSG Sports owns and operates sports franchises, including the New York Knicks of the National Basketball Association (“NBA”), the New York Rangers of the National Hockey League (“NHL”), the New York Liberty of the Women’s National Basketball Association (“WNBA”), and the Hartford Wolf Pack of the American Hockey League (“AHL”), which is the primary player development team for the Rangers. The Knicks, Rangers and Liberty play their home games at the arena in the Madison Square Garden complex (the “Arena” or “The Garden”). MSG Sports also features other live sporting events.

The Company conducts a significant portion of its operations at venues which are either owned or operated by it under long-term leases. The Company owns the Madison Square Garden complex in New York City, which includes the Arena and a theater (“The Theater at Madison Square Garden”), and The Chicago Theatre in Chicago. It leases Radio City Music Hall and the Beacon Theatre in New York City. The Company also has a booking arrangement with the Wang Theatre in Boston.

On July 29, 2009, Cablevision’s Board of Directors authorized Cablevision’s management to take all actions necessary or appropriate to pursue a transaction in which Cablevision will transfer to the Company the Cablevision subsidiaries which own, directly or indirectly, all of the partnership interests in Madison Square Garden, L.P. (“MSG L.P.”), the subsidiary through which Cablevision conducts the businesses described above, and subsequently spin-off the Company as a publicly held entity (the “Distribution”) subject, among other things, to final Board approval of the Distribution. Immediately prior to the Distribution, the Company will be an indirect wholly-owned subsidiary of Cablevision. The Company will own these businesses and assets and will become a public company on the date of the Distribution. Holders of record of Cablevision NY Group Class A Common Stock as of the close of business on the record date for the Distribution, will receive one share of Madison Square Garden Class A Common Stock for each      shares of Cablevision NY Group Class A Common Stock held. Holders of record of Cablevision NY Group Class B Common Stock as of the close of business on the record date will receive one share of Madison Square Garden Class B Common Stock for each      shares of Cablevision NY Group Class B Common Stock held.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Note 2.	Summary of Significant Accounting Policies

Principles of Combination

These combined financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), and have been derived from the consolidated financial statements and accounting records of Cablevision. The accompanying combined financial statements reflect the assets, liabilities, revenues and expenses of the Company as if it were a separate entity for all periods presented.

All significant intercompany transactions and balances have been eliminated in combination.

Revenue Recognition

MSG Media

The Company’s MSG Media business charges affiliation fees to cable television systems, direct broadcast satellite operators and other operators, and recognizes this revenue in the period that the service is provided. It also earns advertising revenues, which are recognized when the commercials are aired.

In certain advertising sales arrangements, the Company’s MSG Media business guarantees specified viewer ratings for their programming. For these types of transactions, a portion of such revenue is deferred if the guaranteed viewer ratings are not met and is subsequently recognized either when the Company provides the required additional advertising time, the guarantee obligation contractually expires or additional performance requirements become remote.

MSG Entertainment

Event-related revenues from the sale of tickets, sponsorships, food, beverage and merchandise, and rental income are recognized when the event occurs. Revenues collected in advance of an event are recorded as deferred revenue until the event occurs.

Revenues from the sale of advertising in the form of signage and sponsorships, which are not related to any specific event, are recorded as deferred revenue and are recognized ratably over the period of benefit of the respective agreements.

Revenues from the rental of The Garden’s luxury suites are recorded as deferred revenue and recognized ratably over the period of benefit of the respective agreements for the benefit of the Company’s MSG Entertainment segment.

MSG Sports

The Knicks, Rangers and Liberty derive revenues principally from ticket sales and league-wide distributions of national television rights fees and royalties, which are recognized over the respective team’s season. Event-related revenues from other live sporting events, including the sale of tickets, sponsorships, food and merchandise, and rental income are recognized as the event occurs. Revenues collected in advance of an event are recorded as deferred revenue until earned.

Revenues from the sale of advertising in the form of signage and sponsorships, which are not related to any specific event, are recorded as deferred revenue and are recognized ratably over the period of benefit of the respective agreements.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Revenues from the rental of The Garden’s luxury suites are recorded as deferred revenue and recognized ratably over the period of benefit of the respective agreements for the benefit of the Company’s MSG Sports segment.

Multiple — Element Transactions

If there is objective and reliable evidence of fair value for all elements of accounting in a multiple-element arrangement, the arrangement consideration is allocated to the separate elements of accounting based on relative fair values. There may be cases in which there is objective and reliable evidence of the fair value of undelivered items in an arrangement but no such evidence for the delivered items. In those cases, the Company utilizes the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. In determining fair value, the Company refers to historical transactions or comparable cash transactions.

The Company, together with other subsidiaries of Cablevision, may enter into affiliation agreements which are documented in one or more contracts; however, negotiated contemporaneously. Amounts paid/received by other subsidiaries of Cablevision or the Company may differ from the amounts that would have been paid/received if such arrangements were negotiated separately. Where Cablevision has incurred a cost incremental to fair value and the Company has received a benefit incremental to fair value from these negotiations in the form of increased affiliation fee revenues, Cablevision charges the Company for the incremental amount. Likewise, where the Company has incurred a cost incremental to fair value and Cablevision has received a benefit incremental to fair value from these negotiations in the form of decreased programming costs, the Company charges Cablevision for the incremental amount. Judgments made in determining fair value impact the amount and period in which revenues are recognized over the term of the individual affiliation agreements.

Technical and Operating Expenses

Costs of revenue related to sales of services including, but not limited to, contractual compensation expense pursuant to employment agreements with professional sports teams personnel, luxury tax assessed by the NBA, revenue sharing costs assessed by the NHL, show costs related to the presentation and production of our entertainment events, network programming and production costs, venue rental expense and operating expense are classified as technical and operating expenses in the accompanying combined statements of operations.

Player Costs and League Assessments

Costs incurred to acquire player contracts, including signing bonuses, are capitalized as deferred costs and amortized over the applicable NBA or NHL regular season (for the NBA, November through April and for the NHL, October through April) on a straight-line basis over the fixed contract period of the respective player. Player salaries are also expensed over the applicable NBA, NHL or WNBA season on a straight-line basis and are classified in technical and operating expense. In instances where a player sustains what is deemed to be a season or career-ending injury, a provision is recorded, when that determination can be reasonably made, for the remainder of the player’s seasonal or contractual salary, together with any associated luxury tax, net of any anticipated insurance recoveries. When player contracts are assigned or terminated, any remaining unamortized signing bonuses are expensed to current operations.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

The NBA and NHL each have collective bargaining agreements (“CBA”) with the respective league’s players association, which the Company is subject to. The NBA CBA contains a salary cap and also provides that players receive a designated percentage of league-wide revenue. Throughout the NBA season, the league’s teams withhold a portion of each player’s salary and contribute the withheld amounts to an escrow account. To the extent that aggregate player compensation exceeds the designated percentage of league-wide revenue, some or all of such escrowed amounts are distributed to all NBA teams following the end of the season. The NBA CBA also provides for a luxury tax that is applicable to all teams in the league with aggregate player salaries exceeding a threshold that is set prior to each season. Throughout the NBA season, the Company recognizes the estimated amount it will receive from the players’ escrow account each reporting period. The NBA also has a revenue assistance program pursuant to which the Company is required to contribute an amount for the benefit of other teams in the league. Throughout the NBA season, the Company recognizes the net estimated amount associated with luxury tax, anticipated receipt of any player escrow and the cost of the revenue assistance program on a straight-line basis as a component of technical and operating expense in the Company’s combined statement of operations.

The NHL has a revenue sharing plan, under which the top ten revenue-generating teams are required to contribute a portion of their preseason and regular season revenues to a pool for distribution to certain lower revenue generating teams in the NHL. NHL teams that participate in the playoffs make additional contributions to this program. The Company recognizes the amount of its estimated revenue sharing plan contributions associated with the preseason and regular season on a straight-line basis over the applicable NHL season as a component of technical and operating expense in the Company’s combined statement of operations. In years when the Rangers participate in the playoffs, the Company recognizes its estimate of the playoff revenue sharing contribution in the periods when the playoffs occur. The NHL CBA contains a salary cap, and also provides that players receive a designated percentage of league-wide revenues. Throughout the NHL season, the leagues’ teams withhold a portion of each player’s salary and contribute the withheld amounts to an escrow account. To the extent that aggregate player compensation exceeds the designated percentage of league-wide revenues, certain of such escrowed amounts contributed are paid to certain lower-revenue and lower-payroll generating teams pursuant to the revenue sharing plan, and following the end of the season any remaining amounts are distributed equally to all NHL teams. The Company recognizes the amount it estimates that it will receive from the players’ escrow account each reporting period as an offset to technical and operating expense in the Company’s combined statement of operations.

As members of the NBA and NHL, the Knicks and Rangers, respectively, are subject to annual league assessments. The governing bodies of each league determine the amount of each season’s league assessments that are required from each member team. The Company accrues its teams’ estimated league assessments on a straight-line basis over the applicable NBA or NHL season.

Programming Rights

For the Company’s regional sports networks, included in the MSG Media segment, rights acquired under license agreements to telecast various sporting events and other programming for exhibition on these networks are expensed on a straight-line basis to technical and operating expense over the term of the applicable contract or license period.

For the Company’s Fuse programming network, included in the MSG Media segment, rights to programming acquired under license agreements along with the related obligations are recorded at the contract value when a license agreement is executed, unless there is uncertainty with respect to either cost, acceptability or availability, then the earlier of when the uncertainty is resolved, or when the license period has begun. Costs are amortized to technical and operating expense on a straight-line basis over the respective

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

license periods. The Company periodically reviews the programming usefulness of its program rights and if it is determined that the programming has no future usefulness and will no longer be exploited, an impairment of the portion of the unamortized cost of the license agreement is recorded in technical and operating expense.

Certain owned original programming is produced for the Company’s networks by independent production companies. Owned original programming costs are expensed as incurred.

Advertising Expenses

Advertising costs are charged to expense when incurred. Total advertising costs classified in technical and operating expense and selling, general and administrative expense were $44,545, $35,110 and $26,694 for the years ended December 31, 2008, 2007 and 2006, respectively.

Income Taxes

The Company operated as a partnership during the periods presented. However, the income tax expense or benefit and deferred tax liability presented are determined as if Madison Square Garden, Inc. had owned all of the partnership interests in MSG L.P. for all periods presented notwithstanding that the contribution of such interests in MSG L.P. has not yet occurred. As such, the Company measures its deferred tax liability with regard to MSG L.P. based on the difference between the tax basis and the carrying amount for financial reporting purposes; this is commonly referred to as the outside basis difference. The Company’s provision for income taxes is based on current period income and changes in deferred tax assets and liabilities. Deferred tax assets are subject to an ongoing assessment of realizability. The Company has not recorded any unrecognized tax benefit for uncertain tax positions. The Company’s policy is to reflect interest and penalties associated with uncertain tax positions as a component of income tax expense.

The income tax expense or benefit presented in the combined statements of operations is based upon the taxable income of the Company on a separate tax return basis. Any differences between the historical current tax liability and the current tax liability determined on a separate tax return basis have been reflected as deemed capital contributions or distributions.

Share-Based Compensation

Cablevision charges the Company expenses or benefits related to its various employee stock plans. Cablevision records share-based compensation expense during the period based on the fair value of the portion of share-based payment awards that are ultimately expected to vest. Cablevision uses the Black-Scholes valuation model in determining the fair value of stock options and stock appreciation rights and uses the closing price on the date of grant for restricted shares. For options and performance based option awards and stock appreciation rights granted prior to December 31, 2005, Cablevision recognizes compensation expense using the accelerated attribution method. For options and performance based option awards granted after January 1, 2006, Cablevision recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes valuation model using a straight-line amortization method. For restricted shares and restricted stock units, Cablevision recognizes compensation expense using a straight-line amortization method, based on the grant date price of Cablevision NY Group Class A Common Stock over the vesting period, except for restricted stock units granted to non-employee directors which vest 100% and are expensed at the date of grant. For stock appreciation rights, Cablevision recognizes compensation expense based on the estimated fair value at each reporting period using the Black-Scholes valuation model. As the obligations related to the grants for equity classified and liability classified awards under the Cablevision employee stock plans are funded by Cablevision, the allocation to the Company of its proportionate share of the related

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

expenses is reflected as a capital contribution in the accompanying combined financial statements of the Company.

Cumulative Effect of a Change in Accounting Principle

In connection with Cablevision’s adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment, on January 1, 2006, the Company recorded an allocated charge of $238 from Cablevision as a cumulative effect of a change in accounting principle, net of taxes of $(165), in the Company’s combined statement of operations for the year ended December 31, 2006.

Cash and Cash Equivalents

The Company considers the balance of its investment in funds that substantially hold securities that mature within three months or less from the date the fund purchases these securities to be cash equivalents. The carrying amount of cash and cash equivalents either approximates fair value due to the short-term maturity of these instruments or are at fair value.

Restricted Cash

Pursuant to the NHL CBA, certain amounts have been withheld from player salaries and deposited in an escrow account which is in the name of the Company. The escrow funds will be distributed at the end of the season to the players and NHL teams based on the provisions of the NHL CBA. (See “Player Costs and League Assessments” above). The Company has a letter of credit agreement with a lending institution which requires that a cash balance, held under the Company’s name and custody, be maintained in an amount equal to outstanding letters of credit. The carrying amount of restricted cash approximates fair value due to the short-term maturity of these instruments. Changes in restricted cash are primarily reflected as a change in cash flows from operations as the underlying restricted cash generally relates to operations.

Long-Lived and Indefinite-Lived Assets

Property and equipment is stated at cost and includes purchase accounting adjustments as a result of certain historical transactions. Equipment under capital leases is recorded at the present value of the total minimum lease payments. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets or, with respect to equipment under capital leases and leasehold improvements, amortized over the shorter of the lease term or the assets’ estimated useful lives.

Construction in progress is primarily related to design and development costs associated with the Company’s planned renovation of the Arena (“Arena Renovation”). Depreciation of construction in progress costs will begin when elements of the Arena Renovation are placed into service.

Identifiable intangible assets with definite useful lives are amortized on a straight-line basis over their respective estimated useful lives. Goodwill and identifiable intangible assets that have indefinite useful lives are not amortized.

Impairment of Long-Lived and Indefinite-Lived Assets

The Company’s long-lived and indefinite-lived assets at December 31, 2008 include goodwill of $742,492, other intangible assets, net of $325,672 ($158,096 of which are identifiable indefinite-lived intangibles), and $324,506 of property and equipment, net. These assets accounted for approximately 70% of the Company’s combined total assets as of December 31, 2008.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

For long-lived assets, including intangible assets subject to amortization, the Company evaluates assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value.

Goodwill and identifiable indefinite-lived intangible assets, which represent the Company’s various trademarks and sports franchise intangibles, are tested annually for impairment during the first quarter and at any time upon the occurrence of certain events or substantive changes in circumstances.

The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company’s identifiable indefinite-lived intangible assets consist of sports franchises included in the MSG Sports segment of $96,215 and Radio City and The Chicago Theatre related trademarks of $53,881 and $8,000, respectively, included in the MSG Entertainment segment.

The impairment test for goodwill is a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination. For the purpose of evaluating goodwill impairment, the Company has three reporting units, all of which recognized goodwill. These reporting units are MSG Media, MSG Entertainment and MSG Sports. The goodwill balance as of December 31, 2008 by reporting unit is as follows:

Reporting Unit

MSG Media	$465,326
MSG Entertainment	58,979
MSG Sports	218,187

$742,492

In assessing the recoverability of the Company’s goodwill and other long-lived assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge. Fair value estimates are made at a specific point in time, based on relevant information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Estimates of fair value are primarily determined using discounted cash flows and comparable market transactions. These valuations are based on estimates and assumptions including projected future cash flows, discount rate, and determination of appropriate market comparables and determination of whether a premium or discount should be applied to comparables. In addition, for MSG Entertainment, these valuations include assumptions for number of shows and events at the Company’s venues and number of shows related to the Company’s proprietary content on tour. For MSG Sports, these valuations include assumptions for ticket sales, which include suite income, local and national

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

television broadcasting rights, sponsorship income, concessions, player and personnel compensation, and luxury tax or revenue sharing assumptions for comparable market transactions. For MSG Media, these valuations also include assumptions for projected average rates per viewing subscribers and growth in fixed price contractual arrangements used to determine affiliation fee revenue, access to sports programming and programming rights and the cost of such sports programming and programming rights, amount of programming time that is advertiser supported, number of advertising spots available and the sell through rates for those spots, average fee per advertising spot, and operating margins, among other assumptions.

Based on the Company’s annual impairment test during the first quarter of 2008, the Company’s reporting units had significant safety margins, representing the excess of the estimated fair value of each reporting unit less its respective carrying value (including goodwill allocated to each respective reporting unit). In order to evaluate the sensitivity of the estimated fair value calculations of the Company’s reporting units on the annual impairment calculation for goodwill, the Company applied a hypothetical 30% decrease to the estimated fair values of each reporting unit. This hypothetical decrease of 30% would have no impact on the goodwill impairment analysis for any of the Company’s reporting units.

The Company’s identifiable indefinite-lived intangible assets relate to trademarks and sports franchises. The Company’s indefinite-lived trademark intangible assets relate to the Company’s Radio City related trademarks which include the Radio City Christmas Spectacular and The Rockettes and The Chicago Theatre trademarks, which were all valued using a relief-from-royalty method in which the expected benefits are valued by discounting royalty revenue over projected revenues covered by the trademarks. The Company’s indefinite-lived sports franchises intangibles representing the Company’s NBA and NHL sports franchises are valued using a direct valuation method based on market comparables. Both the Radio City related trademarks and the sports franchises were recorded in April 2005 when Cablevision acquired the remaining 40% interest in a subsidiary of Cablevision, which wholly owned the Company. Significant judgments inherent in a valuation include the selection of appropriate discount rates, estimating the amount and timing of estimated future cash flows and identification of appropriate continuing growth rate assumptions. The discount rates used in the analysis are intended to reflect the risk inherent in the projected future cash flows generated by the respective intangible assets.

Based on the Company’s annual impairment test during the first quarter of 2008, the Company’s Radio City related trademarks and sports franchise identifiable indefinite-lived intangible assets had significant safety margins, representing the excess of the identifiable indefinite-lived intangible assets estimated fair value unit of accounting less their respective carrying values. In order to evaluate the sensitivity of the fair value calculations of all the Company’s identifiable indefinite-lived intangibles, the Company applied hypothetical 10%, 20% and 30% decreases to the estimated fair value of each of the Company’s identifiable indefinite-lived intangibles. These hypothetical 10%, 20% and 30% decreases in estimated fair value would not have resulted in an impairment of any of our identifiable indefinite-lived intangibles other than The Chicago Theatre related trademarks, which have a carrying value of $8,000. The hypothetical fair value decline would have resulted in impairment charges of approximately $800, $1,600 and $2,400 at 10%, 20% and 30%, respectively.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Cash Flows

During 2008, 2007 and 2006, the Company’s non-cash investing and financing activities and other supplemental data were as follows:

	Years Ended December 31,
	2008	2007	2006

Deemed capital contributions, net primarily related to allocation of Cablevision share-based compensation expense and income taxes	$11,532	$12,427	$16,029
Asset retirement obligations	9,243	—	136
Leasehold improvements paid by landlord	1,890	—	—
Capital lease obligation	640	3,467	—
Supplemental Data:
Income taxes paid (refunded), net	(5)	381	3,043
Interest paid for capital lease obligations	696	452	389

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Under Statement No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It also clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. Statement No. 157 became effective for the Company on January 1, 2008 with respect to financial assets and financial liabilities. Statement No. 157 became effective for the Company on January 1, 2009 for nonfinancial assets and nonfinancial liabilities. See Note 10 for a discussion of the impact of the adoption of Statement No. 157 for certain financial assets and financial liabilities. The adoption of Statement No. 157 for nonfinancial assets and nonfinancial liabilities which include goodwill, intangible assets, and long-lived assets measured at fair market value for impairment assessments, did not have an impact on the Company’s combined financial position or results of operations.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Recently Issued Accounting Pronouncements Expected to be Adopted Subsequent to December 31, 2008

Adopted in the First Quarter of 2009

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“Statement No. 141R”). Statement No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, in April 2009, the FASB issued FASB Staff Position (“FSP”) No. SFAS 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, to address some of the application issues under Statement No. 141R. FSP No. SFAS 141R-1 sets forth the requirements associated with the initial recognition and measurement of an asset acquired or a liability assumed in a business combination that arises from a contingency (provided the fair value on the date of acquisition of the related asset or liability can be determined). Both Statement No. 141R and FSP No. SFAS 141R-1 became effective as of January 1, 2009 for the Company. Accordingly, any business combination completed prior to January 1, 2009 was accounted for pursuant to SFAS No. 141, Business Combinations. Business combinations completed subsequent to January 1, 2009, will be accounted for pursuant to Statement No. 141R and FSP No. SFAS 141R-1. The impact that Statement No. 141R and FSP No. SFAS 141R-1 will have on the Company’s combined financial statements will depend upon the nature, terms and size of such business combinations, if any.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The adoption of FSP No. FAS 142-3 did not have a material effect on the Company’s combined financial statements.

In December 2007, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”), which defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the disclosure requirements related to these arrangements. The adoption of EITF 07-01 did not have an effect on the Company’s combined financial statements.

Adopted in the Second Quarter of 2009

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“Statement No. 165”), which requires an entity after the balance sheet date to evaluate events or transactions that may occur for potential recognition or disclosure in its financial statements. Statement No. 165 determines the circumstances under which the entity shall recognize these events or transactions in its financial statements and provides the disclosures that an entity shall make about them including disclosing the date through which the entity evaluated these events or transactions, as well as whether that date is the date the entity’s financial statements were issued or the date the financial statements were available to be issued. The Company adopted Statement No. 165 as of June 30, 2009.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or the Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP No. FAS 157-4 amends Statement No. 157 to provide additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (ii) circumstances that may

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

indicate that a transaction is not orderly. FSP No. FAS 157-4 also requires additional disclosures about fair value measurements in interim and annual reporting periods. The adoption of FSP No. FAS 157-4 did not have a material effect on the Company’s combined financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB No. 28-1, Interim Disclosures about Fair Value of Financial Instruments, which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. The FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The disclosure requirements of FSP No. FAS 107-1 and APB No. 28-1 became effective for the Company as of June 30, 2009.

To be Adopted in the Third Quarter of 2009

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (“Statement No. 168”), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Statement No. 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. The Company does not expect the adoption of Statement No. 168 to have a material effect on the Company’s combined financial statements.

To be Adopted in the Fourth Quarter of 2009

In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, which amends Statement 132(R) Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106, to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets.

Note 3.	Transactions

2008 Transactions

In June 2008, the Company purchased a minority ownership interest in a company for $37,632, which is accounted for under the cost method. This investment is being carried at its original cost of $37,632 at December 31, 2008 as a component of other assets in the combined balance sheet since it was not practicable for the Company to estimate the fair value of this minority ownership interest.

2007 Transactions

In October 2007, the Company purchased The Chicago Theatre. The net cash paid of $14,425 has been allocated to property and equipment ($6,294), amortizable intangible assets ($4,217), identifiable indefinite-lived trademark ($8,000), and other assets and liabilities, primarily deferred revenue.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Note 4.	Restructuring and Impairment Charges

As part of its periodic review of expected usefulness of programming rights, the Company’s MSG Media segment recorded impairment losses of $1,129, $2,037, and $1,640 in 2008, 2007 and 2006, respectively, which are included in technical and operating expense.

During 2007 and 2006, the Company recorded restructuring charges of $221 and $143, respectively, in its MSG Media segment related to its Fuse programming network. There were no restructuring charges for the year ended December 31, 2008. As of December 31, 2008 and 2007, there were no unpaid balances.

Note 5.	Significant Team Personnel Provisions

The accompanying combined statements of operations include net provisions associated with transactions relating to players on our sports teams for season or career-ending injuries, waivers and terminations of players, and other team personnel. The Company’s MSG Sports segment recognizes the estimated ultimate costs of these events, including anticipated insurance recoveries and the Company’s estimated future obligation for luxury tax attributable to Knicks player transactions, in the periods in which they occur. However, amounts due to these individuals are generally paid over their remaining contract terms. These provisions amounted to $16,946, $4,335 and $60,172 for the years ended December 31, 2008, 2007 and 2006, respectively.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Note 6.	Intangible Assets

The following table summarizes information relating to the Company’s intangible assets as of December 31, 2008 and 2007:

	December 31,		Estimated
	2008	2007	Useful Lives

Gross carrying amount of amortizable intangible assets
Affiliation agreements and affiliate relationships	$143,243	$143,243	4 to 24 years
Season ticket holder relationships	75,005	75,005	10 to 15 years
Suite holder contracts and relationships (1)	15,394	21,167	11 years
Broadcast rights	15,209	15,209	10 years
Other intangibles (2)	24,734	20,517	5 to 15 years

	273,585	275,141

Accumulated amortization
Affiliation agreements and affiliate relationships	(55,833)	(43,830)
Season ticket holder relationships	(20,927)	(15,476)
Suite holder contracts and relationships (1)	(5,246)	(9,136)
Broadcast rights	(9,661)	(8,140)
Other intangibles	(14,342)	(11,528)

	(106,009)	(88,110)

Amortizable intangible assets, net of accumulated amortization	167,576	187,031

Indefinite-lived intangible assets
Sports franchises (MSG Sports segment) (3)	96,215	96,215
Trademarks (MSG Entertainment segment) (2)(3)	61,881	53,881

Indefinite-lived intangible assets	158,096	150,096

Goodwill (3)	742,492	742,492

Total intangible assets, net	$1,068,164	$1,079,619

(1)	During the year ended December 31, 2008, the Company wrote-off fully amortized intangible assets related to suite holder contracts.

(2)	The aggregate increase in the gross carrying amount of other amortizable intangible assets and trademarks for the year ended December 31, 2008 reflects a reclassification of $12,217 of acquired assets from property and equipment related to the finalization of certain purchase price allocations associated with The Chicago Theatre, as discussed in Note 3.

(3)	Refer to Note 2 for the Company’s Summary of Significant Accounting Policies.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Aggregate amortization expense for intangible assets amounted to $23,672, $24,801 and $24,801 for the years ended December 31, 2008, 2007 and 2006, respectively.

Estimated Amortization Expense:
For the year ended December 31, 2009	$19,549
For the year ended December 31, 2010	17,629
For the year ended December 31, 2011	17,224
For the year ended December 31, 2012	14,434
For the year ended December 31, 2013	10,574

The carrying amount of goodwill as of December 31, 2008 and 2007 by reportable segment is as follows:

	December 31,
	2008	2007

MSG Media	$465,326	$465,326
MSG Entertainment	58,979	58,979
MSG Sports	218,187	218,187

	$742,492	$742,492

Note 7.	Leases

The Company has various long-term noncancelable operating lease agreements with non-affiliates primarily for entertainment venues and office and storage space expiring at various dates through 2026. Certain leases include renewal provisions at our option and provide for additional rent based on sales. The rent expense associated with such operating leases are recognized on a straight-line basis over the initial lease term. The difference between rent expense and rent paid is recorded as deferred rent. Rent expense under these lease agreements totaled $29,222, $27,295 and $19,294 for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition, Cablevision leases certain office facilities under long-term lease agreements with non-affiliates. The Company pays its share of monthly lease payments for the portion of the premises occupied by its employees. Rent expense incurred by the Company which was charged by Cablevision for such leases was approximately $6,187, $5,150 and $3,008 for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, future minimum rental payments under leases with non-affiliates having noncancelable initial lease terms in excess of one year were as follows:

2009	$29,437
2010	29,362
2011	29,610
2012	29,558
2013	29,450
Thereafter	247,903

$395,320

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Under the terms of a lease agreement and related guaranty, subsidiaries of the Company have certain operating requirements and are required to meet a certain net worth obligation. In the event that these subsidiaries were to fail to meet the required obligations and were unable to avail themselves of the provided for cure options, the landlord could terminate the lease.

Capital lease assets for transponder space have been subleased to the Company from Cablevision. As of December 31, 2008, the future minimum lease payments for capital lease obligations were as follows:

2009	$1,822
2010	1,822
2011	1,822
2012	622
2013	622
Thereafter	3,921

Total minimum lease payments	10,631
Less amount representing interest	(3,174)

Present value of minimum future capital lease payments	7,457
Less principal portion of current installments	(1,221)

Long-term portion of obligations under capital leases	$6,236

The long-term portion of obligations under capital leases is classified as other liabilities in the accompanying combined balance sheets.

Note 8.	Contractual Obligations and Off Balance Sheet Arrangements

Future cash payments required under unconditional purchase obligations pursuant to material contracts entered into by the Company in the normal course of business as of December 31, 2008 are as follows:

					More Than
	Total	Year 1	Years 2-3	Years 4-5	5 Years

Off balance sheet arrangements:
Contractual obligations (1)	$1,477,594	$210,645	$285,014	$152,768	$829,167
Letters of credit (2)	2,400	2,400	—	—	—

	1,479,994	213,045	285,014	152,768	829,167

Contractual obligations reflected on the balance sheet (3)	63,942	29,496	10,159	5,888	18,399

Total	$1,543,936	$242,541	$295,173	$158,656	$847,566

(1)	Contractual obligation amounts not reflected on the balance sheet consist primarily of (i) long-term rights agreements which provide the Company with exclusive telecast rights to certain live sporting events in exchange for minimum contractual payments in the MSG Media segment, (ii) payments under employment agreements that the Company has with its professional sports teams’ personnel in the MSG Sports segment that are generally guaranteed regardless of employee injury or termination, and (iii) minimum purchase requirements incurred in the normal course of the Company’s operations.

(2)	Consists primarily of a letter of credit obtained by the Company under a certain lease agreement.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

(3)	Consists principally of amounts earned under employment agreements that the Company has with certain of its professional sports teams’ personnel in the MSG Sports segment. Refer to Note 2 for further discussion as to the nature of these contractual obligations.

The future cash payments reflected above do not include the impact of potential insurance recoveries or amounts which may be due to the NBA for luxury tax payments or the NHL for revenue sharing.

Note 9.	Legal Matters

NHL Litigation

MSG L.P. filed a lawsuit in September 2007 against the NHL and certain related entities. This suit, filed in the United States District Court for the Southern District of New York, alleged violations of the United States Federal and New York State antitrust laws as a result of agreements providing the NHL with the exclusive right to control, for most commercial purposes, the individual clubs’ trademarks, licensing, advertising and distribution opportunities. The suit sought declaratory relief against these alleged anticompetitive activities and against the imposition by the NHL of any sanctions or penalties for the filing and prosecution of the lawsuit. The NHL filed counterclaims against MSG L.P. alleging that MSG L.P.’s prosecution of its lawsuit violated contractual obligations and seeking a judicial declaration that the NHL had the right to pursue disciplinary proceedings against MSG L.P. under the NHL constitution.

In March 2009, the parties entered into a settlement agreement, and this action and the counterclaims have been dismissed. Provisions for all legal expenses related to this matter were primarily recognized as of December 31, 2008.

Litigation Against MSG L.P.

In March 2008, a lawsuit was filed against MSG L.P. arising out of a January 23, 2007 automobile accident involving an individual who was allegedly drinking at several different establishments prior to the accident, allegedly including at an event at The Garden. The accident resulted in the death of one person and caused serious injuries to another. The plaintiffs filed suit against MSG L.P., the driver, and a New York City bar, asserting claims under the New York Dram Shop Act and seeking unspecified compensatory and punitive damages. The Company has insurance coverage for compensatory damages and legal expenses in this matter. The Company has not recognized a provision for this claim as of December 31, 2008. The case is in discovery.

Other Matters

In addition to the matters discussed above, the Company is a defendant in various lawsuits. Although the outcome of these matters cannot be predicted with certainty, management does not believe that resolution of these lawsuits will have a material adverse effect on the financial position or liquidity of the Company.

Note 10.	Fair Value Measurement

As discussed in Note 2, the Company adopted Statement No. 157 on January 1, 2008 for certain financial assets and financial liabilities, which among other things, required enhanced disclosures about assets and liabilities measured at fair value. The Company’s adoption of Statement No. 157 was limited to certain financial assets and financial liabilities within the scope of Statement No. 157, which relate to the Company’s cash equivalents.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

The fair value hierarchy, as outlined in Statement No. 157, is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

•	Level I — Quoted prices for identical instruments in active markets.

•	Level II — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level III — Instruments whose significant value drivers are unobservable.

The following table presents for each of these hierarchy levels, the Company’s financial assets that are measured at fair value on a recurring basis at December 31, 2008:

	Level I	Level II	Level III	Total

Assets:
Cash equivalents	$—	$73,852	$—	$73,852

The Company’s cash equivalents are classified within Level II of the fair value hierarchy because they are valued primarily on inputs that can be observed with market price information and other relevant information from third-party pricing services.

Note 11.	Pension and Other Postretirement Benefit Plans

Company Sponsored Plans

The Company sponsors a non-contributory qualified defined benefit pension plan covering its non-union employees hired prior to January 1, 2001 (the “Retirement Plan”). Benefits payable to retirees under the Retirement Plan are based upon years of service and participants’ compensation. The Company also sponsors an unfunded, non-qualified defined benefit pension plan for the benefit of certain employees who participate in the underlying qualified plan (the “Excess Plan”). This plan provides that, upon retirement, a participant will receive a benefit based on a formula which reflects the participant’s compensation. As of December 31, 2007, both the Retirement Plan and Excess Plan were amended to freeze all benefits earned through December 31, 2007 and eliminate the ability of participants to earn benefits for future service under these plans. These transactions have been accounted for as plan curtailments which reduced the liability relating to these plans by $18,803, of which $15,873, before tax, was recognized as a gain with the balance recorded as a credit to accumulated other comprehensive income.

In addition, the Company sponsors two non-contributory qualified defined benefit pension plans covering certain of its union employees (“Union Plans”). Benefits payable to retirees under the Union Plans are based upon years of service and, for one plan, participants’ compensation.

The Retirement Plan, Excess Plan and Union Plans are collectively referred to as “Pension Plans”.

The Company also sponsors a contributory welfare plan which provides certain postretirement health care benefits to certain employees hired prior to January 1, 2001 and their dependents that are eligible for early or normal retirement under the Retirement Plan, as well as certain union employees (“Postretirement Plan”).

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

The following table summarizes the projected benefit obligations, assets, funded status and the amounts recorded on the Company’s combined balance sheets associated with the Pension Plans and Postretirement Plan based upon actuarial valuations as of December 31, 2008 and 2007 (the measurement date).

	Pension		Postretirement
	Plans		Plan
	2008	2007	2008	2007

Change in benefit obligation:
Benefit obligation at beginning of year	$79,801	$99,809	$6,246	$6,907
Service cost	334	4,805	251	367
Interest cost	4,836	5,919	331	380
Curtailment gain	—	(18,803)	—	—
Actuarial loss (gain)	10,456	(10,241)	(344)	(1,170)
Benefits paid	(2,033)	(1,688)	(274)	(238)

Benefit obligation at end of year	93,394	79,801	6,210	6,246

Change in plan assets:
Fair value of plan assets at beginning of year	68,913	54,544	—	—
Actual return on plan assets	4,127	3,841	—	—
Employer contributions	529	12,216	—	—
Benefits paid	(2,033)	(1,688)	—	—

Fair value of plan assets at end of year	71,536	68,913	—	—

Funded status at end of year	$(21,858)	$(10,888)	$(6,210)	$(6,246)

Amounts recognized in the combined balance sheets as of December 31, 2008 and 2007 consist of:

	Pension		Postretirement
	Plans		Plan
	2008	2007	2008	2007

Non-current assets (included in other assets)	$—	$3,878	$—	$—
Current liabilities (included in accrued employee related costs)	(366)	(289)	(226)	(226)
Non-current liabilities (included in defined benefit and other postretirement obligations)	(21,492)	(14,477)	(5,984)	(6,020)

	$(21,858)	$(10,888)	$(6,210)	$(6,246)

Accumulated other comprehensive income (loss), before tax, as of December 31, 2008 and 2007 consists of the following amounts that have not yet been recognized in net periodic benefit cost:

	Pension			Postretirement
	Plans			Plan
	2008	2007		2008	2007

Actuarial gain (loss)	$(11,272)		$(482)	$856	$579
Prior service credit (cost) and unrecognized transition asset	(4)		(4)	918	1,050

	$(11,276)	$	(486)	$1,774	$1,629

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Components of net periodic benefit cost for the Company’s Pension Plans and Postretirement Plan for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Pension			Postretirement
	Plans			Plan
	2008	2007	2006	2008	2007	2006

Service cost	$334	$4,805	$4,988	$251	$367	$399
Interest cost	4,836	5,919	5,441	331	380	361
Expected return on plan assets	(4,509)	(4,569)	(3,686)	—	—	—
Recognized actuarial loss (gain)	50	111	627	(67)	(10)	(4)
Amortization of unrecognized prior service cost (credit) and transition asset	—	22	22	(132)	(133)	(133)

Net periodic benefit cost	$711	$6,288	$7,392	$383	$604	$623

Curtailment gain	$—	$15,873	$—	$—	$—	$—

Other pre-tax changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2008 and 2007 are as follows:

	Pension			Postretirement
	Plans			Plan
	2008	2007		2008	2007

Actuarial gain (loss)	$(10,839)	$9,513		$344	$1,170
Recognized actuarial (gain) loss	50	2,813	(1)	(67)	(10)
Recognized prior service (credit) cost and transition asset	—	250	(1)	(132)	(133)

Total recognized in other comprehensive income (loss)	$(10,789)	$12,576		$145	$1,027

(1)	Includes impact of plan curtailments.

The estimated net loss and prior service cost for the Pension Plans expected to be amortized from accumulated other comprehensive income (loss) and recognized as components of net periodic benefit cost over the next fiscal year are $178 and $2, respectively. The estimated net gain and prior service credit for the Postretirement Plan expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $44 and $132, respectively.

Funded Status

The accumulated benefit obligation for the Pension Plans aggregated to $92,437 at December 31, 2008. As of December 31, 2008 each of the Pension Plans had accumulated benefit obligations and projected benefit obligations in excess of plan assets.

The accumulated benefit obligation for the Pension Plans aggregated to $78,971 at December 31, 2007. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for Pension Plans with accumulated benefit obligations in excess of plan assets as of December 31, 2007 were $15,562 and $1,263, respectively. The aggregate projected benefit obligation and aggregate fair value of plan assets for Pension

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Plans with projected benefit obligations in excess of plan assets as of December 31, 2007 were $23,186 and $8,421, respectively.

Pension Plans and Postretirement Plan Assumptions

Weighted-average assumptions used to determine benefit obligations (made at the end of the year) as of December 31, 2008 and 2007 are as follows:

	Pension		Postretirement
	Plans		Plan
	2008	2007	2008	2007

Discount rate	5.81%	6.15%	5.80%	6.05%
Rate of compensation increase	3.00%	3.00%	n/a	n/a
Health care trend rate assumed for next years	n/a	n/a	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	n/a	n/a	5.00%	5.00%
Years that the rate reaches the ultimate trend rate	n/a	n/a	2014	2014

Weighted-average assumptions used to determine net periodic benefit cost (made at the beginning of the year) for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Pension			Postretirement
	Plans			Plan
	2008	2007	2006	2008	2007	2006

Discount rate	6.15%	6.14%	5.75%	6.05%	6.05%	5.75%
Expected long-term return on plan assets	7.41%	8.00%	8.00%	n/a	n/a	n/a
Rate of compensation increase	3.00%	4.39%	4.00%	n/a	n/a	n/a
Healthcare trend rate assumed for next years	n/a	n/a	n/a	10.00%	9.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	n/a	n/a	n/a	5.00%	5.00%	5.00%
Years that the rate reaches the ultimate trend rate	n/a	n/a	n/a	2014	2013	2012

The discount rate was determined (based on the expected duration of the benefit payments for the Pension Plans) by referring to applicable bond yields (such as Moody’s Aaa Corporate Bonds) and the Buck Consultants’ Discount Rate Model (which is developed by examining the yields on selected highly rated corporate bonds), to select a rate at which the Company believed the pension benefits could be effectively settled. The Company’s expected long-term return on plan assets is based on a periodic review and modeling of the plan’s asset allocation structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic/financial market theory. The expected long-term rate of return was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long-term period during which benefits are payable to plan participants.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the Postretirement Plan. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	Increase (Decrease) on Total of			Increase (Decrease) on
	Service and Interest Cost			Benefits Obligation at
	Components for the Years Ended December 31,			December 31,
	2008	2007	2006	2008	2007

One percentage point increase	$80	$121	$129	$742	$772
One percentage point decrease	$(71)	$(101)	$(107)	$(642)	$(663)

Plan Assets and Investment Policy

The weighted-average asset allocation of the Retirement Plan and Union Plans at December 31, 2008 and 2007 was as follows:

Asset Category:	2008	2007

Fixed income securities	75%	28%
Cash equivalents	25%	—
Equity securities	—	64%
Other	—	8%

	100%	100%

On January 1, 2007, the Retirement Plan, Union Plans, and the Cablevision sponsored Cash Balance Retirement Plan assets were pooled together into the Cablevision Retirement Plan Master Trust (“Master Trust”). Although assets of these plans are commingled in the Master Trust, the trustee maintained supporting records for the purpose of allocating the net gain or loss of the investment account to these plans. The net investment income or loss of the investment assets was allocated by the trustee to the Retirement Plan, Union Plans and Cablevision Cash Balance Retirement Plan based on the relationship of the interest of each plan to the total of the interests of the plans in the Master Trust.

On July 1, 2008, the trustee for the Master Trust was changed, whereby the trustee maintains the assets of the Cablevision Cash Balance Retirement Plan (“Cablevision Plan Trust”) separately from the Retirement Plan and Union Plans (“MSG Pension Plan Trust”). All investment gains and losses that prior to July 1, 2008 were allocated between the Cablevision Cash Balance Retirement Plan, Retirement Plan, and Union Plans based on their interest in the total assets of the Master Trust, are now accounted for by the trustee based on investment gains and losses on the assets held in the Cablevision Plan Trust and MSG Pension Plan Trust. Investment gains and losses for the Retirement Plan and Union Plans are allocated by the trustee based on the relationship of the interest of each of these plans to the total of the interest of these plans in the MSG Pension Plan Trust.

The Master Trust’s investment objectives are to invest in portfolios that would obtain a market rate of return throughout economic cycles, commensurate with the investment risk and cash flow needs of the plans. This requires the Master Trust to subject a portion of its assets to increased risk to generate a greater rate of return. The investments held in the Master Trust are readily marketable and can be sold to fund benefit payment obligations of the plans as they become payable.

In November 2008, the Master Trust’s investment objectives were amended to reflect an overall lower risk tolerance to stock market volatility. The amended investment objectives modified the asset allocations so

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

that any equity investments held by the Master Trust would be reinvested in cash, cash equivalent investments and/or other appropriate fixed income investments.

Contributions for Qualified Defined Benefit Pension Plans

The Company is currently not required to make minimum contributions to the Retirement Plan and Union Plans in 2009, however, the Company expects to contribute $210 to the Union Plans in 2009.

Estimated Future Benefit Payments

The following table presents estimated future benefit payments, as well as the expected Medicare Prescription Drug Subsidy, for the Pension Plans and Postretirement Plan:

	Pension	Postretirement
	Plans	Plan	Subsidy

2009	$2,548	$256	$23
2010	2,716	293	23
2011	2,828	331	23
2012	2,937	340	23
2013	3,101	365	23
2014 — 2018	20,203	2,497	102

Cablevision Sponsored Plans

Cablevision sponsors a non-contributory qualified defined benefit cash balance retirement plan and an unfunded non-contributory non-qualified excess cash balance plan that cover certain of the Company’s employees hired on or after January 1, 2001 and, effective January 1, 2008, the affected Retirement Plan and Excess Plan participants. In connection with these plans, Cablevision charges the Company for credits made into an account established for each participant. In addition, Cablevision sponsors 401(k) savings plans in which the Company participates. The Company makes matching cash contributions for a portion of employee contributions to the 401(k) savings plans. Expense related to these Cablevision sponsored plans included in the accompanying combined statements of operations totaled $5,814, $2,992 and $1,944 for the years ended December 31, 2008, 2007 and 2006, respectively.

Multi-employer Plans

The Company contributes to various multi-employer pension plans. Contributions made to these multi-employer plans for the years ended December 31, 2008, 2007 and 2006 approximated $7,717, $6,323 and $6,966, respectively. In addition, the Company contributed $8,154, $5,485 and $6,591, respectively for the years ended December 31, 2008, 2007 and 2006, to multi-employer plans that provide health and welfare benefits to active as well as retired employees.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Note 12.	Related Party Transactions

The Company provides services to and receives services from Cablevision. The combined financial statements of the Company reflect the application of certain allocation policies of Cablevision. Management believes that these charges have been made on a reasonable basis. However, it is not practicable to determine whether the allocated amounts represent amounts that might have been incurred on a stand-alone basis, including as a separate independent publicly traded company, as there are no company-specific or comparable industry benchmarks with which to make such estimates. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology staffing and infrastructure. Explanations of the composition and the amounts of the significant transactions and charges, not explained elsewhere in the accompanying notes to the combined financial statements, are described below:

	Years Ended December 31,
	2008	2007	2006

Revenues, net	$121,059	$105,035	$94,911

Operating expenses:
Corporate general and administrative	$(24,290)	$(25,627)	$(24,732)
Health and welfare plans	(10,656)	(8,697)	(7,794)
Advertising	(1,268)	(1,148)	(1,107)
Sales support function	(100)	(2,535)	(403)
Studio production services	(4,200)	(4,831)	(4,805)
Film library usage	(3,117)	(878)	(14)
Programming and production services	(8,441)	(7,612)	(6,993)
Share-based compensation, net	(12,379)	(11,715)	(16,220)
Long-term incentive plan	(13,801)	(13,972)	(11,365)
Risk management and general insurance	(6,371)	(6,768)	(6,671)
Other	(1,618)	(4,809)	(2,062)

Revenues, net

The Company recognizes revenue from the distribution of programming services to subsidiaries of Cablevision. Cablevision pays the Company for advertising in connection with signage at events, sponsorships and television advertisements. The Company also incurs advertising expenses charged by Cablevision. The Company together with other subsidiaries of Cablevision, may enter into agreements with third parties in which the amounts paid/received by Cablevision, its subsidiaries, or the Company may differ from the amounts that would have been paid/received if such arrangements were negotiated separately. Where other subsidiaries of Cablevision have incurred a cost incremental to fair value and the Company has received a benefit incremental to fair value from these negotiations, the other subsidiaries of Cablevision charge the Company for the incremental amount.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Corporate General and Administrative

General and administrative costs, including costs of maintaining corporate headquarters, facilities and common support functions (such as executive management, human resources, legal, finance, tax, accounting, audit, treasury, strategic planning, information technology, creative and production services, etc.) have been charged to the Company by Cablevision. Such costs charged to the Company have been included in selling, general and administrative expenses.

Health and Welfare Plans

Employees of the Company participate in health and welfare plans sponsored by Cablevision. Health and welfare benefit costs have generally been charged by Cablevision based upon the proportionate number of participants in the plans. Such costs charged to the Company have been included in technical and operating expenses, and selling, general and administrative expenses.

Sales Support Function

Cablevision provides affiliate sales support functions which primarily include salaries, facilities, and general and administrative costs to the Company.

Studio Production Services

Cablevision provides various studio production services for the Company.

Film Library Usage

The Company’s MSG Media segment has usage of the film library of Cablevision.

Programming and Production Services

Cablevision provides certain programming signal transmission and production services to the Company. Such costs charged to the Company have been included in technical and operating expenses.

Share-Based Compensation and Long-Term Incentive Plan

Cablevision charges to the Company its proportionate share of expenses or benefits related to Cablevision’s employee stock plans and Cablevision’s long-term incentive plans. Such amounts are included in selling, general and administrative expenses in the combined statements of operations. As the obligations related to the grants for equity classified and liability classified awards under the Cablevision employee stock plans are funded by Cablevision, the allocation to the Company of its proportionate share of the related net expenses is reflected as capital contributions in the combined financial statements of the Company. The long-term incentive plans are funded by the Company and aggregate liabilities of $32,605 and $29,964, related to these plans are included in current and long-term accrued employee related costs in the Company’s combined balance sheets at December 31, 2008 and 2007, respectively. These liabilities include certain performance based awards for which the performance criteria had not been met as of December 31, 2008 as such awards are based on achievement of certain performance criteria through December 31, 2010. The Company has accrued the amount that it currently believes will ultimately be paid based upon the performance criteria established for these performance based awards. If it is subsequently determined that the performance criteria for such awards is not probable of being achieved, the Company would reverse the accrual in respect of such award at that time.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Risk Management and General Insurance

Cablevision provides the Company with risk management and general insurance.

Advances to Cablevision

The Company has advances outstanding to a subsidiary of Cablevision at December 31, 2008 and 2007 of $190,000 and $130,000, respectively, in the form of non-interest bearing advances which are classified as non-current advances due from Cablevision in the accompanying combined balance sheets.

Treatment of Share-Based Payment Awards, Long-Term Incentive Plans and Retirement Benefits after the Distribution

In connection with the Distribution, each Cablevision stock option and stock appreciation right (“right” or “SAR”) will become two options/rights: one will be an option/right to acquire Cablevision NY Group Class A Common Stock and one an option/right to acquire the Company’s Class A Common Stock. The number of shares of the Company’s Class A Common Stock that will be subject to each option/right will be based on the Distribution ratio (i.e., the number of shares of Cablevision common stock in respect of which one share of the Company’s common stock will be issued in the Distribution). The Company’s employees will not be treated as having terminated their employment for vesting purposes for so long as they remain employed by Cablevision or one of its affiliates (the Company will still be an affiliate of Cablevision following the Distribution). The options and the rights with respect to the Company’s Class A Common Stock will be issued under a new Employee Stock Plan. The existing exercise price will be allocated between the existing Cablevision options/rights and the Company’s new options/rights based upon the respective market prices of the Cablevision NY Group Class A Common Stock and the Company’s Class A Common Stock and taking into account the Distribution ratio. Further, in the Distribution, shares of the Company’s Class A Common Stock will be issued in respect of the restricted stock issued by Cablevision based upon the Distribution ratio. The Company’s shares will be restricted on the same basis as the Cablevision restricted shares in respect of which they are issued.

In 2008, 2007 and 2006, Cablevision granted three-year performance awards to certain executive officers and other members of management under Cablevision’s 2006 Cash Incentive Plan. The Company’s employees will not be treated as having terminated their employment for vesting purposes for so long as they remain employed by Cablevision or one of its affiliates (the Company will still be an affiliate of Cablevision following the Distribution). The performance metrics in each employee’s applicable award agreement are required to be adjusted to reflect the exclusion of the Company from the business of Cablevision. Amounts applicable to employees of the Company are and will continue to be reflected as liabilities in the Company’s balance sheet until settled.

Deferred compensation awards granted by Cablevision pursuant to Cablevision’s Long-Term Incentive Plan (which was superseded by the Cash Incentive Plan in 2006) will be similarly unaffected by the Distribution. The Company’s employees will not be treated as having terminated their employment for vesting purposes for so long as they remain employed by Cablevision or one of its affiliates (the Company will still be an affiliate of Cablevision following the Distribution). Amounts applicable to employees of the Company are and will continue to be reflected as liabilities in the Company’s balance sheet until settled.

After the Distribution, liabilities for benefits under Cablevision’s cash balance pension plan, excess cash balance plan, and 401(k) plans (collectively, “the Cablevision Retirement Plans”), in which the Company’s employees participate, will be transferred and assumed by the Company (to the extent not already reflected in

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

the Company’s accompanying combined balance sheets). Following the Distribution, the Company expects to offer retirement plans that are substantially similar to the Cablevision Retirement Plans.

Note 13.	Property and Equipment

As of December 31, 2008 and 2007 property and equipment (including equipment under capital leases) consisted of the following assets, which are depreciated or amortized on a straight-line basis over the estimated useful lives shown below:

	December 31,
	2008	2007	Estimated Useful Lives

Land (1)	$67,918	$66,172
Buildings (1)	183,385	188,529	7 to 32 years
Equipment (1)	218,418	201,370	2 to 15 years
Aircraft.	38,611	38,611	15 years
Furniture and fixtures (1)	14,756	11,920	3 to 8 years
Leasehold improvements	106,238	103,068	Shorter of term of lease or life of improvement
Construction in progress	39,958	7,481

	669,284	617,151
Less accumulated depreciation and amortization	(344,778)	(304,996)

	$324,506	$312,155

(1)	Changes in the gross carrying amount for the year ended December 31, 2008 reflect reclassifications among property and equipment categories, as well as a decrease in total property and equipment of $12,217 which reflects a reclassification to intangible assets related to the finalization of certain purchase price allocations associated with The Chicago Theatre acquisition in October 2007.

Depreciation and amortization expense on property and equipment (including capital leases) amounted to $42,559, $37,422 and $40,194, respectively, for the years ended December 31, 2008, 2007 and 2006.

The Company has announced its intent to complete a major renovation of the Arena. Through December 31, 2008, the Company has incurred $24,324 in pre-construction planning and development costs associated with the planned renovation which are recorded in construction in progress. Depreciation is being accelerated for the Arena assets that are planned to be removed as a result of the Arena Renovation.

As of December 31, 2008 and 2007, the gross amount of equipment and related accumulated depreciation recorded under capital leases are as follows:

	December 31,
	2008	2007

Equipment	$13,351	$12,710
Less accumulated depreciation	(7,621)	(6,707)

	$5,730	$6,003

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

In 2008, a capital lease asset for transponder space was transferred to the Company from certain Cablevision subsidiaries which resulted in an increase in property and equipment, net, of $640, an increase in a capital lease obligation for transponder space of $785, and an increase in accounts receivable from affiliates of $145.

In 2007, a capital lease asset for transponder space was transferred to the Company from a subsidiary of Cablevision which resulted in an increase in property and equipment, net, of $3,467, an increase in a capital lease obligation for transponder space of $3,573, and an increase in accounts receivable from affiliates of $106.

The Company has recorded asset retirement obligations primarily related to the estimated cost associated with the removal of assets which will result from the Arena Renovation (see Note 2). The changes in the carrying amount of asset retirement obligations for the year ended December 31, 2008 and 2007 are as follows:

Balance as of December 31, 2006	$10,139
Accretion expense	10

Balance as of December 31, 2007	10,149
Additional obligations incurred	6,011
Revisions in estimated cash flows	3,232
Accretion expense	565

Balance as of December 31, 2008	$19,957

Note 14.	Income Taxes

For the periods presented, the results of operations were reflected in the consolidated federal and certain state income tax returns of Cablevision. The income tax expense or benefit is based on the taxable income of the Company on a separate return basis.

Income tax expense (benefit) is comprised of the following components:

	Years Ended December 31,
	2008	2007	2006

Current expense:
Federal	$—	$1,181	$—
State & other	—	382	23

	—	1,563	23
Deferred expense (benefit):
Federal	(1,259)	27,397	(2,072)
State & other	(10,128)	16,071	876

	(11,387)	43,468	(1,196)
Tax expense relating to uncertain tax positions, including accrued interest	—	—	—

Income tax expense (benefit)	$(11,387)	$45,031	$(1,173)

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

The income tax expense (benefit) differs from the amount derived by applying the statutory federal rate to pretax income principally due to the effect of the following items:

	Years Ended December 31,
	2008	2007	2006

Federal tax expense (benefit) at statutory federal rate	$(5,713)	$30,770	$(4,911)
State income taxes, net of federal benefit	(814)	6,302	(300)
Change in the estimated applicable corporate tax rate used to determine deferred taxes	(5,769)	4,385	869
Tax expense relating to uncertain tax positions, including accrued interest, net of deferred tax benefits	—	—	—
Nondeductible disability insurance premiums expense and (nontaxable) disability insurance recoveries, net	(1,555)	2,362	2,310
Nondeductible expenses	2,464	1,212	859

Income tax expense (benefit)	$(11,387)	$45,031	$(1,173)

The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	December 31,
	2008	2007

Deferred Tax Asset (Liability)
Investment in MSG L.P.	$(483,352)	$(494,045)
Net operating loss carry forwards	3,141	—
Compensation and benefit plans	8,276	6,365
Other	88	89

Net noncurrent deferred tax liability	$(471,847)	$(487,591)

Deferred tax assets have resulted from the Company’s future deductible temporary differences and net tax operating loss carry forwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company’s ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income to allow for the utilization of its deductible temporary differences and net tax operating loss carry forwards. If such estimates and related assumptions change in the future, the Company may be required to record valuation allowances against its deferred tax assets, resulting in additional income tax expense in the Company’s statement of operations. At this time, based on current facts and circumstances, management believes that it is more likely than not that the Company will realize benefit for its gross deferred tax assets.

The Company has not recorded any unrecognized tax benefit for uncertain tax positions as of December 31, 2008.

Prior to the Distribution, Cablevision will transfer to the Company the Cablevision subsidiaries which own, directly or indirectly, all of the partnership interests in MSG L.P. This change in legal structure will result in certain changes in the deferred tax assets and liabilities. Deferred tax assets and liabilities presented have been measured using the estimated applicable corporate tax rates historically used by Cablevision for the periods presented. Due to the Company’s significant presence in the City of New York, the estimated applicable corporate tax rates used to measure deferred taxes are expected to be higher on a stand alone basis.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

The resulting change in the Company’s deferred tax assets and liabilities will be recorded as an adjustment to equity in the period including the Distribution. In addition, presenting the income tax expense and deferred taxes on a separate return basis results in a difference between the net operating loss carry forward reflected in the deferred tax asset and the actual deferred tax asset for such carry forwards under the applicable tax laws because the operations of the Company were included in the consolidated federal income tax returns of Cablevision for all periods presented. Such inclusion results in utilization of tax losses each year to offset the taxable income of other members in the Cablevision federal consolidated group that are not included in these financial statements. As a result, the net operating loss carry forwards and associated deferred tax asset will be lower. This reduction in the Company’s deferred tax asset will be reflected as an adjustment to equity in the period including the Distribution. The Company expects to have an insignificant amount of tax net operating losses immediately subsequent to the Distribution.

Note 15.	Segment Information

As discussed in Note 1, the Company classifies its business interests into three reportable segments which are MSG Media, MSG Entertainment and MSG Sports.

The Company allocates certain corporate costs to all of its reportable segments. In addition, the Company allocates its venue operating expenses to its MSG Entertainment and MSG Sports segments. Venue operating costs include the non-event related costs of operating the Company’s venues, and includes such costs as rent, real estate taxes, insurance, utilities, repairs and maintenance and labor related to the overall management of the venues. Depreciation related to The Garden and The Theater at Madison Square Garden are not allocated to the reportable segments and is recognized in “All other”.

The Company conducts a significant portion of its operations at venues that are either owned or operated by it under long-term leases. The Company owns The Garden and The Theater at Madison Square Garden which are in New York City and The Chicago Theatre in Chicago. It leases Radio City Music Hall and the Beacon Theatre in New York City. The Company also has a booking arrangement with the Wang Theatre in Boston.

The Company evaluates segment performance based on several factors, of which the primary financial measure is their operating income (loss) before depreciation and amortization, share-based compensation expense or benefit and restructuring charges or credits, which is referred to as adjusted operating cash flow, a non-GAAP measure. The Company has presented the components that reconcile adjusted operating cash flow to operating income (loss), an accepted GAAP measure. Information as to the operations of the Company’s reportable segments is set forth below.

	Years Ended December 31,
	2008	2007	2006

Revenues, net
MSG Media	$430,004	$391,522	$370,321
MSG Entertainment	307,816	316,292	252,965
MSG Sports	369,333	355,798	343,343
Inter-segment eliminations	(64,195)	(61,430)	(61,433)

	$1,042,958	$1,002,182	$905,196

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006

Inter-segment revenues
MSG Media	$—	$—	$—
MSG Entertainment	99	97	74
MSG Sports	64,096	61,333	61,359

	$64,195	$61,430	$61,433

Inter-segment eliminations are primarily local television rights recognized by the Company’s MSG Sports segment from the licensing of team programming to the Company’s MSG Media segment.

Reconciliation (by Segment and in Total) of Adjusted Operating Cash Flow to Operating Income (Loss)

	Years Ended December 31,
	2008	2007	2006

Adjusted operating cash flow
MSG Media	$110,595	$108,408	$101,345
MSG Entertainment	12,299	49,817	46,018
MSG Sports	(28,801)	6,858	(67,009)
All other (a)	(33,372)	(13,617)	(19,393)

	$60,721	$151,466	$60,961

	Years Ended December 31,
	2008	2007	2006

Depreciation and amortization
MSG Media	$22,451	$21,067	$22,220
MSG Entertainment	9,407	8,718	6,322
MSG Sports	10,706	11,783	12,013
All other (b)	23,667	20,655	24,440

	$66,231	$62,223	$64,995

	Years Ended December 31,
	2008	2007	2006

Share-based compensation expense
MSG Media	$4,202	$4,567	$6,282
MSG Entertainment	3,692	3,094	4,127
MSG Sports	4,838	4,054	5,408
All other	—	—	—

	$12,732	$11,715	$15,817

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006

Restructuring expense
MSG Media	$—	$221	$143
MSG Entertainment	—	—	—
MSG Sports	—	—	—
All other	—	—	—

	$—	$221	$143

	Years Ended December 31,
	2008	2007	2006

Operating income (loss)
MSG Media	$83,942	$82,553	$72,700
MSG Entertainment	(800)	38,005	35,569
MSG Sports	(44,345)	(8,979)	(84,430)
All other	(57,039)	(34,272)	(43,833)

	$(18,242)	$77,307	$(19,994)

A reconciliation of reportable segment amounts to the Company’s combined balances is as follows:

	Years Ended December 31,
	2008	2007	2006

Operating income (loss) before income taxes
Total operating income for reportable segments	$38,797	$111,579	$23,839
Other operating loss	(57,039)	(34,272)	(43,833)

Operating income (loss)	(18,242)	77,307	(19,994)
Items excluded from operating income (loss):
Interest income	5,193	15,217	11,231
Interest expense	(3,274)	(3,610)	(5,019)
Miscellaneous expense	—	(1,000)	(250)

Income (loss) from operations before income taxes	$(16,323)	$87,914	$(14,032)

	Years Ended December 31,
	2008	2007	2006

Capital Expenditures
MSG Media	$11,413	$9,875	$3,725
MSG Entertainment	3,355	5,726	11,664
MSG Sports	860	593	609
All other	39,564	13,913	7,764

	$55,192	$30,107	$23,762

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

(a)	Principally represents unallocated corporate general and administrative costs and legal fees and litigation settlement costs of $24,262, $16,351 and $8,236 in 2008, 2007 and 2006, respectively, net of the gain on curtailment of Pension Plans for the year ended December 31, 2007 of $15,873.

(b)	Principally includes depreciation and amortization expense on The Garden and certain corporate property, equipment and leasehold improvement assets not allocated to the Company’s reportable segments.

Substantially all revenues and assets of the Company’s reportable segments are attributed to or located in the United States and are primarily concentrated in the New York metropolitan area.

Note 16.	Concentrations of Risk

Financial instruments that may potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested in money market funds and bank time deposits. The Company monitors the financial institutions and money market funds where it invests its cash and cash equivalents with diversification among counterparties to mitigate exposure to any single financial institution. The Company’s emphasis is primarily on safety of principal and liquidity and secondarily on maximizing the yield on its investments. The Company did not have a single non-affiliated customer that represented 10% or more of its combined net revenues for the years ended December 31, 2008, 2007 and 2006. As discussed in Note 12, revenues from Cablevision amounted to $121,059, $105,035 and $94,911 for the years ended December 31, 2008, 2007 and 2006, respectively, which represent 12%, 10% and 10%, respectively, of the Company’s combined net revenues. The Company has advances outstanding to a subsidiary of Cablevision at December 31, 2008 and 2007 of $190,000 and $130,000, respectively, in the form of non-interest bearing advances which are classified as non-current advances due from Cablevision in the accompanying combined balance sheets. The following individual non-affiliated customers accounted for the following percentages of the Company’s combined accounts receivable balances:

	December 31,
	2008	2007

Customer A	12%	11%
Customer B	10%	12%

As of December 31, 2008, approximately 5,000 employees, which represents a substantial portion of the Company’s workforce, are subject to collective bargaining agreements. Approximately 2% are subject to collective bargaining agreements that expired as of December 31, 2008 and approximately 13% are subject to collective bargaining agreements that will expire as of December 31, 2009 if they are not extended prior thereto.

MADISON SQUARE GARDEN, INC.

(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

Note 17.	Interim Financial Information (Unaudited)

The following is a summary of the Company’s selected quarterly financial data for the years ended December 31, 2008 and 2007:

	March 31,	June 30,	September 30,	December 31,	Total
2008:	2008	2008	2008	2008	2008

Revenues, net	$275,336	$209,246	$160,818	$397,558	$1,042,958
Operating expenses	(293,499)	(206,955)	(169,814)	(390,932)	(1,061,200)

Operating income (loss)	$(18,163)	$2,291	$(8,996)	$6,626	$(18,242)

Net income (loss)	$(11,519)	$2,448	$(7,122)	$11,257	$(4,936)

	March 31,	June 30,	September 30,	December 31,	Total
2007:	2007	2007	2007	2007	2007

Revenues, net	$254,462	$190,221	$149,762	$407,737	$1,002,182
Operating expenses	(257,605)	(183,696)	(150,981)	(332,593)	(924,875)

Operating income (loss)	$(3,143)	$6,525	$(1,219)	$75,144	$77,307

Net income (loss)	$(708)	$5,039	$1,011	$37,541	$42,883

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)
(Dollars in thousands)

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

			Deductions/
	Balance at	Provision	Write-Offs	Balance at
	Beginning	for Bad	and Other	End of
	of Period	Debt	Charges	Period

Year Ended December 31, 2008
Allowance for doubtful accounts	$(3,164)	$(2)	$846	$(2,320)

Year Ended December 31, 2007
Allowance for doubtful accounts	$(2,701)	$(1,187)	$724	$(3,164)

Year Ended December 31, 2006
Allowance for doubtful accounts	$(3,343)	$(408)	$1,050	$(2,701)

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

CONDENSED COMBINED BALANCE SHEETS
(Dollars in thousands)

	June 30,	December 31,
	2009	2008
	(Unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$61,984	$70,726
Restricted cash	13,748	5,845
Accounts receivable (less allowance for doubtful accounts of $1,846 and $2,320)	109,481	133,632
Net receivable due from Cablevision	8,578	8,115
Prepaid expenses	23,401	36,088
Other current assets	23,820	22,423

Total current assets	241,012	276,829
Advances due from Cablevision	190,000	190,000
Property and equipment, net of accumulated depreciation of $364,919 and $344,778	328,175	324,506
Other assets	133,430	140,842
Amortizable intangible assets, net of accumulated amortization of $97,891 and $106,009	157,221	167,576
Indefinite-lived intangible assets	158,096	158,096
Goodwill	742,492	742,492

	$1,950,426	$2,000,341

LIABILITIES AND COMBINED GROUP EQUITY
Current Liabilities:
Accounts payable	$3,531	$7,893
Accrued liabilities	162,792	186,450
Deferred revenue	106,831	122,436

Total current liabilities	273,154	316,779
Other liabilities	135,027	139,092
Deferred tax liability	468,205	471,847

Total liabilities	876,386	927,718

Commitments and contingencies
Combined Group Equity:
Paid-in capital	1,034,930	1,027,726
Retained earnings	44,384	50,224
Accumulated other comprehensive loss	(5,274)	(5,327)

Combined group equity	1,074,040	1,072,623

	$1,950,426	$2,000,341

See accompanying notes to condensed combined financial statements.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

CONDENSED COMBINED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Six Months Ended
	June 30,
	2009	2008
	(Unaudited)

Revenues, net	$488,654	$484,582

Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	329,328	336,559
Selling, general and administrative	139,680	131,062
Depreciation and amortization	30,496	32,833

	499,504	500,454

Operating loss	(10,850)	(15,872)

Other income (expense):
Interest income (expense), net	(668)	2,045
Miscellaneous	2,000	—

	1,332	2,045

Loss from operations before income taxes	(9,518)	(13,827)
Income tax benefit	3,678	4,756

Net loss	$(5,840)	$(9,071)

See accompanying notes to condensed combined financial statements.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

CONDENSED COMBINED STATEMENT OF GROUP EQUITY
AND COMPREHENSIVE LOSS
(Dollars in thousands)

			Accumulated
			Other
	Paid-In	Retained	Comprehensive
	Capital	Earnings	Loss	Total
	(Unaudited)

Balance at December 31, 2008	$1,027,726	$50,224	$(5,327)	$1,072,623
Net loss	—	(5,840)	—	(5,840)
Pension and postretirement plan liability adjustments, net of taxes	—	—	53	53

Comprehensive loss				(5,787)
Deemed capital contribution related to the allocation of Cablevision share-based compensation expense	6,913	—	—	6,913
Deemed capital contribution related to income taxes	143	—	—	143
Capital contribution	148	—	—	148

Balance at June 30, 2009	$1,034,930	$44,384	$(5,274)	$1,074,040

See accompanying notes to condensed combined financial statements.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Six Months Ended
	June 30,
	2009	2008
	(Unaudited)

Cash flows from operating activities:
Net loss	$(5,840)	$(9,071)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	30,496	32,833
Cablevision share-based compensation expense allocations, net	6,913	6,300
Amortization of purchase accounting liability related to unfavorable contracts	(1,344)	(1,604)
Deemed capital contribution related to income taxes	143	—
Provision for doubtful accounts	193	(161)
Changes in other assets and liabilities	(15,032)	(25,205)

Net cash provided by operating activities	15,529	3,092

Cash flows from investing activities:
Capital expenditures	(23,810)	(14,261)
Payments for acquisition of an equity interest	—	(37,632)

Net cash used in investing activities	(23,810)	(51,893)

Cash flows from financing activities:
Principal payments on capital lease obligations	(609)	(543)
Capital contributions from (distributions to) Cablevision	148	(176)

Net cash used in financing activities	(461)	(719)

Net decrease in cash and cash equivalents	(8,742)	(49,520)
Cash and cash equivalents at beginning of year	70,726	155,381

Cash and cash equivalents at end of year	$61,984	$105,861

See accompanying notes to condensed combined financial statements.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)
(Unaudited)

Note 1.	Nature of Operations and Basis of Presentation

Madison Square Garden, Inc. and its subsidiaries (the “Company” or “Madison Square Garden”) represents a combination of certain media, entertainment and sports businesses and assets owned and operated as integral parts of Cablevision Systems Corporation (Cablevision Systems Corporation and its subsidiaries are referred to as “Cablevision”), consisting of the following reportable segments:

•	MSG Media. MSG Media produces and develops content for multiple distribution platforms, including content originating from the Company’s venues. This business consists of programming networks and interactive offerings, including the MSG Networks (MSG network, MSG Plus, MSG HD and MSG Plus HD) and the Fuse Networks (Fuse and Fuse HD). The MSG Networks are home to seven professional sports teams: the New York Knicks, New York Rangers, New York Liberty, New York Islanders, New Jersey Devils, Buffalo Sabres and New York Red Bulls, as well as to the Company’s other programming. Fuse is a multi-platform music network that focuses on music-related programming. Also included in MSG Media is an interactive business, which includes a group of targeted websites (including msg.com, thegarden.com, radiocity.com, nyknicks.com, newyorkrangers.com and fuse.tv) and wireless, video on demand and digital platforms for all of the Company’s properties.

•	MSG Entertainment. MSG Entertainment creates, produces and/or presents a variety of live productions, including the Radio City Christmas Spectacular, featuring the Radio City Rockettes and Cirque du Soleil’s Wintuk. MSG Entertainment also presents or hosts other live entertainment events, such as concerts, family shows, special events and theatrical productions in the Company’s venues.

•	MSG Sports. MSG Sports owns and operates sports franchises, including the New York Knicks of the National Basketball Association (“NBA”), the New York Rangers of the National Hockey League (“NHL”), the New York Liberty of the Women’s National Basketball Association (“WNBA”), and the Hartford Wolf Pack of the American Hockey League (“AHL”), which is the primary player development team for the Rangers. The Knicks, Rangers and Liberty play their home games at the arena in the Madison Square Garden complex (the “Arena” or “The Garden”). MSG Sports also features other live sporting events.

The Company conducts a significant portion of its operations at venues that are either owned or operated by it under long-term leases. The Company owns the Madison Square Garden complex in New York City, which includes the Arena and a theater (“The Theater at Madison Square Garden”), and The Chicago Theatre in Chicago. It leases Radio City Music Hall and the Beacon Theatre in New York City. The Company also has a booking arrangement with the Wang Theatre in Boston.

On July 29, 2009 Cablevision’s Board of Directors authorized Cablevision’s management to take all actions necessary or appropriate to pursue a transaction in which Cablevision will transfer to the Company the Cablevision subsidiaries which own, directly or indirectly, all of the partnership interests in Madison Square Garden, L.P. (“MSG L.P.”), the subsidiary through which Cablevision conducts the businesses described above, and subsequently spin-off the Company as a publicly held entity (the “Distribution”) subject, among other things, to final Board approval of the Distribution. Immediately prior to the Distribution, the Company will be an indirect wholly-owned subsidiary of Cablevision. The Company will own these businesses and assets and will become a public company on the date of the Distribution. Holders of record of Cablevision NY Group Class A Common Stock as of the close of business on the record date for the Distribution, will receive one share of Madison Square Garden Class A Common Stock for each      shares of Cablevision NY Group Class A Common Stock held. Holders of record of Cablevision NY Group Class B Common Stock as of the

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

close of business on the record date will receive one share of Madison Square Garden Class B Common Stock for each      shares of Cablevision NY Group Class B Common Stock held.

Note 2.	Responsibility for Interim Financial Statements

The accompanying unaudited condensed combined financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and with the instructions to Form 10-Q and Article 10 of Regulation S-X for interim financial information. Accordingly, these financial statements do not include all the information and notes required for complete annual financial statements.

The interim condensed combined financial statements should be read in conjunction with the audited combined financial statements and notes thereto for the year ended December 31, 2008.

The condensed combined financial statements as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 presented herein are unaudited; however, in the opinion of management, such statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented.

The results of operations for the interim periods are not necessarily indicative of the results that might be expected for future interim periods or for the full year ended December 31, 2009.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3.	Recently Adopted Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations (“Statement No. 141R”). Statement No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, in April 2009, the FASB issued FASB Staff Position (“FSP”) No. SFAS 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, to address some of the application issues under Statement No. 141R. FSP No. SFAS 141R-1 sets forth the requirements associated with the initial recognition and measurement of an asset acquired or a liability assumed in a business combination that arises from a contingency (provided the fair value on the date of acquisition of the related asset or liability can be determined). Both Statement No. 141R and FSP No. SFAS 141R-1 became effective as of January 1, 2009 for the Company. Accordingly, any business combination completed prior to January 1, 2009 was accounted for pursuant to SFAS No. 141, Business Combinations. Business combinations completed subsequent to January 1, 2009 will be accounted for pursuant to Statement No. 141R and FSP No. SFAS 141R-1. The impact that Statement No. 141R and FSP No. SFAS 141R-1 will have on the Company’s combined financial statements will depend upon the nature, terms and size of such business combinations, if any.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Under Statement No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

in the market in which the reporting entity transacts. It also clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. Statement No. 157 became effective for the Company on January 1, 2008 with respect to financial assets and financial liabilities. The additional disclosures required by Statement No. 157 are included in Note 7. The adoption of Statement No. 157 for nonfinancial assets and nonfinancial liabilities which include goodwill, intangible assets, and long-lived assets measured at fair value for impairment assessments, and nonfinancial assets and liabilities initially measured at fair value in a business combination, became effective for the Company on January 1, 2009 and did not have an effect on the Company’s combined financial position or results of operations.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“Statement No. 165”), which requires an entity after the balance sheet date to evaluate events or transactions that may occur for potential recognition or disclosure in its financial statements. Statement No. 165 determines the circumstances under which the entity shall recognize these events or transactions in its financial statements and provides the disclosures that an entity shall make about them including disclosing the date through which the entity evaluated these events or transactions, as well as whether that date is the date the entity’s financial statements were issued or the date the financial statements were available to be issued. Statement No. 165 became effective for the Company as of June 30, 2009. The Company evaluated all events or transactions that occurred after June 30, 2009 up through August 5, 2009, the date the Company issued these condensed combined financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB No. 28-1, Interim Disclosures about Fair Value of Financial Instruments, which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. FSP No. FAS 142-3 became effective for the Company on January 1, 2009, and the adoption of FSP No. FAS 142-3 did not have an effect on the Company’s combined financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or the Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP No. FAS 157-4 amends Statement No. 157 to provide additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (ii) circumstances that may indicate that a transaction is not orderly. FSP No. FAS 157-4 also requires additional disclosures about fair value measurements in interim and annual reporting periods. FSP No. FAS 157-4 became effective for the Company for the quarter ended June 30, 2009, and the adoption of FSP No. FAS 157-4 did not have an effect on the Company’s combined financial statements.

In December 2007, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”), defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the disclosure

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

requirements related to these arrangements. EITF 07-1 became effective as of January 1, 2009 for the Company, and the adoption of EITF 07-1 did not have an effect on the Company’s combined financial statements.

Note 4.	Investments

In June 2008, the Company purchased a minority ownership interest in a company for $37,632, which is accounted for under the cost method. During the six months ended June 30, 2009, the Company received a $2,000 dividend representing the distribution of earnings from this cost method investment which was recognized in miscellaneous income in the accompanying condensed combined statement of operations. As of June 30, 2009, this investment is recognized as a component of other assets in the accompanying condensed combined balance sheet. It was not practicable for the Company to estimate and disclose the fair value of this minority ownership interest.

Note 5.	Cash Flows

The Company considers the balance of its investment in funds that substantially hold securities that mature within three months or less from the date the fund purchases these securities to be cash equivalents.

During the six months ended June 30, 2009 and 2008, the Company’s non-cash investing and financing activities and other supplemental data were as follows:

	Six Months Ended
	June 30,
	2009	2008

Deemed capital contributions, net primarily related to allocation of Cablevision share-based compensation expense and income taxes	$7,056	$6,286
Asset retirement obligations	—	9,243
Supplemental Data:
Income taxes paid (refunded), net	—	(5)
Interest paid for capital lease obligations	309	315

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

Note 6.	Intangible Assets

The following table summarizes information relating to the Company’s intangible assets as of June 30, 2009 and December 31, 2008:

	June 30,	December 31,	Estimated
	2009	2008	Useful Lives

Gross carrying amount of amortizable intangible assets
Affiliation agreements and affiliate relationships (1)	$124,770	$143,243	4 to 24 years
Season ticket holder relationships	75,005	75,005	10 to 15 years
Suite holder relationships	15,394	15,394	11 years
Broadcast rights	15,209	15,209	10 years
Other intangibles	24,734	24,734	5 to 15 years

	255,112	273,585

Accumulated amortization
Affiliation agreements and affiliate relationships (1)	(42,216)	(55,833)
Season ticket holder relationships	(23,652)	(20,927)
Suite holder relationships	(5,945)	(5,246)
Broadcast rights	(10,421)	(9,661)
Other intangibles	(15,657)	(14,342)

	(97,891)	(106,009)

Amortizable intangible assets, net of accumulated amortization	157,221	167,576

Indefinite-lived intangible assets
Sports franchises (MSG Sports segment)	96,215	96,215
Trademarks (MSG Entertainment segment)	61,881	61,881

Indefinite-lived intangible assets	158,096	158,096

Goodwill	742,492	742,492

Total intangible assets, net	$1,057,809	$1,068,164

(1)	During the six months ended June 30, 2009, the Company wrote-off fully amortized intangible assets related to certain affiliation agreements.

Aggregate amortization expense on intangible assets amounted to $10,355 and $12,101 for the six months ended June 30, 2009 and 2008, respectively.

Estimated amortization expense:
For the year ended December 31, 2009	$19,549
For the year ended December 31, 2010	17,629
For the year ended December 31, 2011	17,224
For the year ended December 31, 2012	14,434
For the year ended December 31, 2013	10,574

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

Note 7.	Fair Value Measurement

The Company adopted Statement No. 157 on January 1, 2008 for certain financial assets and financial liabilities. Statement No. 157 required enhanced disclosures about assets and liabilities measured at fair value. As noted in Note 3 above, the Company adopted the provisions of Statement No. 157 with respect to its nonfinancial assets and nonfinancial liabilities on January 1, 2009. However, there were no nonfinancial assets or nonfinancial liabilities requiring initial measurement or subsequent remeasurement for the six months ended June 30, 2009.

The fair value hierarchy, as outlined in Statement No. 157, is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

•	Level I — Quoted prices for identical instruments in active markets.

•	Level II — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level III — Instruments whose significant value drivers are unobservable.

The following table presents for each of these hierarchy levels, the Company’s financial assets that are measured at fair value on a recurring basis at June 30, 2009 and December 31, 2008:

At June 30, 2009:

	Level I	Level II	Level III	Total

Assets:
Cash equivalents	$—	$54,821	$—	$54,821

At December 31, 2008:

	Level I	Level II	Level III	Total

Assets:
Cash equivalents	$—	$73,852	$—	$73,852

The Company’s cash equivalents are classified within Level II of the fair value hierarchy because they are valued primarily on inputs that can be observed with market price information and other relevant information from third-party pricing services.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

Note 8.	Benefit Plans

Components of net periodic benefit cost for the Company’s qualified and non-qualified defined benefit pension plans (the “Pension Plans”) and postretirement benefit plan (the “Postretirement Plan”) for the six months ended June 30, 2009 and 2008, are as follows:

	Pension Plans		Postretirement Plan
	2009	2008	2009	2008

Service cost	$198	$168	$128	$126
Interest cost	2,744	2,418	177	166
Expected return on plan assets	(1,143)	(2,254)	—	—
Recognized actuarial loss (gain)	176	25	(22)	(34)
Amortization of unrecognized prior service cost (credit) and transition asset	1	—	(66)	(66)

Net periodic benefit cost	$1,976	$357	$217	$192

For the six months ended June 30, 2009, the Company contributed $210 to a non-contributory qualified defined benefit pension plan covering certain MSG union employees.

Note 9.	Income Taxes

The Company operated as a partnership during the periods presented. However, the income tax expense or benefit and deferred tax liability presented are determined as if Madison Square Garden, Inc. had owned all of the partnership interests in MSG L.P. for all periods presented notwithstanding that the contribution of such interests in MSG L.P. has not yet occurred. The Company’s provision for income taxes is based on current period income and changes in deferred tax assets and liabilities.

Income tax benefit for the six months ended June 30, 2009 and 2008 of $3,678 and $4,756, respectively, differs from the income tax benefit derived from applying the federal statutory rate to the pretax loss due principally to state income taxes, tax benefit resulting from nontaxable disability insurance proceeds of $684 in the 2009 period, tax expense of $594 resulting from nondeductible disability insurance premiums in the 2008 period and tax expense resulting from nondeductible expenses of $871 and $1,175 for the six months ended June 30, 2009 and 2008, respectively.

Prior to the Distribution, Cablevision will transfer to the Company the Cablevision subsidiaries which own, directly or indirectly, all of the partnership interests in MSG L.P. This change in legal structure will result in a change in the net deferred tax liability due to: (i) the difference in the deferred tax asset for net operating loss carry forwards based upon the separate return method as compared to the amount determined under applicable federal tax law and (ii) a difference resulting from using an estimated applicable corporate tax rate to measure deferred tax assets and liabilities based on the state income tax apportionment factors of the Company as compared to the historical estimated applicable corporate tax rate used by Cablevision. The Company expects to have an insignificant amount of tax net operating loss carry forwards immediately subsequent to the Distribution.

Note 10.	Segment Information

As discussed in Note 1, the Company classifies its business interests into three reportable segments which are MSG Media, MSG Entertainment and MSG Sports.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

The Company allocates certain corporate costs to all of its reportable segments. In addition, the Company allocates its venue operating expenses to its MSG Sports and MSG Entertainment segments. Venue operating costs include the non-event related costs of operating the Company’s venues, and includes such costs as rent, real estate taxes, utilities, repairs and maintenance and labor related to the overall management of the venues. Depreciation related to The Garden and The Theater at Madison Square Garden Complex is not allocated to the reportable segments and is recognized in “All other”.

The Company conducts a significant portion of its operations at venues that are either owned or operated by it under long-term leases. The Company owns the Madison Square Garden complex in New York City, which includes The Garden and The Theater at Madison Square Garden, and The Chicago Theatre in Chicago. It leases Radio City Music Hall and the Beacon Theatre in New York City. The Company also has a booking arrangement with the Wang Theatre in Boston.

The Company evaluates segment performance based on several factors, of which the primary financial measure is their operating income (loss) before depreciation and amortization, share-based compensation expense or benefit and restructuring charges or credits, which is referred to as adjusted operating cash flow, a non-GAAP measure. The Company has presented the components that reconcile adjusted operating cash flow to operating income (loss), an accepted GAAP measure. Information as to the operations of the Company’s reportable segments is set forth below.

	Six Months Ended
	June 30,
	2009	2008

Revenues, net
MSG Media	$232,058	$214,009
MSG Entertainment	79,032	89,859
MSG Sports	210,162	211,778
Inter-segment eliminations	(32,598)	(31,064)

	$488,654	$484,582

	Six Months Ended
	June 30,
	2009	2008

Inter-segment revenues
MSG Media	$—	$—
MSG Entertainment	51	50
MSG Sports	32,547	31,014

	$32,598	$31,064

Inter-segment eliminations are primarily local television rights recognized by the Company’s Sports segment from the licensing of team programming to the Company’s Media segment.

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

Reconciliation (by Segment and in Total) of Adjusted Operating Cash Flow to Operating Income (Loss)

	Six Months Ended
	June 30,
	2009	2008

Adjusted operating cash flow
MSG Media	$82,769	$60,027
MSG Entertainment	(24,998)	(5,921)
MSG Sports	(25,260)	(11,504)
All other (a)	(6,015)	(19,341)

	$26,496	$23,261

	Six Months Ended
	June 30,
	2009	2008

Depreciation and amortization
MSG Media	$10,505	$11,290
MSG Entertainment	5,049	4,785
MSG Sports	5,146	5,537
All other (b)	9,796	11,221

	$30,496	$32,833

	Six Months Ended
	June 30,
	2009	2008

Share-based compensation expense
MSG Media	$2,809	$2,079
MSG Entertainment	2,603	1,827
MSG Sports	1,438	2,394
All other	—	—

	$6,850	$6,300

	Six Months Ended
	June 30,
	2009	2008

Operating income (loss)
MSG Media	$69,455	$46,658
MSG Entertainment	(32,650)	(12,533)
MSG Sports	(31,844)	(19,435)
All other	(15,811)	(30,562)

	$(10,850)	$(15,872)

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

A reconciliation of reportable segment amounts to the Company’s combined balances is as follows:

	Six Months Ended
	June 30,
	2009	2008

Operating income (loss) before income taxes
Total operating income for reportable segments	$4,961	$14,690
Other operating loss	(15,811)	(30,562)

Operating loss	(10,850)	(15,872)
Items excluded from operating loss:
Interest income	1,452	3,171
Interest expense	(2,120)	(1,126)
Miscellaneous	2,000	—

Loss from operations before income taxes	$(9,518)	$(13,827)

(a)	Principally represented unallocated corporate general and administrative costs and legal fees and litigation settlement costs of $118 and $13,900 for the six months ended June 30, 2009 and 2008, respectively.

(b)	Principally includes depreciation and amortization expense on The Garden and certain corporate property, equipment and leasehold improvement assets not allocated to the Company’s reportable segments.

	Six Months Ended
	June 30,
	2009	2008

Capital Expenditures
MSG Media	$517	$4,366
MSG Entertainment	473	505
MSG Sports	137	427
All other	22,683	8,963

	$23,810	$14,261

Substantially all revenues and assets of the Company’s reportable segments are attributed to or located in the United States and are primarily concentrated in the New York metropolitan area.

Note 11.	Concentrations of Risk

Financial instruments that may potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested in money market funds and bank time deposits. The Company monitors the financial institutions and money market funds where it invests its cash and cash equivalents with diversification among counterparties to mitigate exposure to any single financial institution. The Company’s emphasis is primarily on safety of principal and liquidity and secondarily on maximizing the yield on its investments. Revenues from Cablevision amounted to $63,942 and $60,683 for the six months ended June 30, 2009 and 2008, respectively, which represent 13% and 13%, respectively, of the Company’s combined net revenues. The Company has advances outstanding to a subsidiary of Cablevision at June 30, 2009 and December 31, 2008 of $190,000 in the form of non-interest bearing advances which are classified as non-current advances due from Cablevision in the

MADISON SQUARE GARDEN, INC.
(a combination of certain businesses and assets of Cablevision Systems Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
(Unaudited)

accompanying condensed combined balance sheets. The following individual non-affiliated customers accounted for the following percentages of the Company’s combined accounts receivable balances and net revenues:

	June 30,	December 31,
	2009	2008

Accounts receivable
Customer A	16%	12%
Customer B	12%	10%

	Six Months Ended
	June 30,
	2009	2008

Revenues, net
Customer A	10%	10%

As of June 30, 2009, approximately 5,000 employees, which represents a substantial portion of the Company’s workforce, are subject to collective bargaining agreements. Approximately 4% are subject to collective bargaining agreements that expired as of June 30, 2009 and approximately 34% are subject to collective bargaining agreements that will expire as of June 30, 2010 if they are not extended prior thereto.